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INDEX TO FINANCIAL STATEMENTS

Exhibit 99.1

                        , 2015

Dear Stockholder of Alliant Techsystems Inc.:

        We are pleased to inform you that Alliant Techsystems Inc. ("ATK") will spin off its Sporting Group reporting segment (the "Spin-Off"). The Sporting Group will operate as an independent, publicly traded company, Vista Outdoor Inc., whose common stock will be distributed to ATK stockholders by way of a pro rata dividend. We believe the separation of the Sporting Group into an independent, publicly traded company is in the best interests of ATK and its stockholders.

        As a current stockholder of ATK, you will be entitled to receive two (2) shares of Vista Outdoor Inc. common stock for each share of ATK common stock you own and hold as of the close of business on February 2, 2015, the record date for the Spin-Off.

        Immediately following the Spin-Off, a subsidiary of ATK will be merged with and into Orbital Sciences Corporation (the "Merger"), with Orbital Sciences Corporation surviving the Merger as a wholly owned subsidiary of ATK. The combined company's name will be Orbital ATK, Inc. Following the Spin-Off and Merger, we expect Orbital ATK, Inc. to trade on the New York Stock Exchange under the symbol "OA." We expect that Vista Outdoor Inc. shares will trade on the New York Stock Exchange under the symbol "VSTO."

        The Spin-Off is subject to a number of conditions described in the enclosed Information Statement. We encourage you to learn more about Vista Outdoor Inc. by reviewing the enclosed Information Statement, which describes the Spin-Off and contains important information about Vista Outdoor Inc., including historical combined financial statements.

        For additional information about the Merger, we encourage you to read ATK's separate registration statement on Form S-4 (Reg. No. 333-198460).

        Thank you for your continued support of ATK and your future support of Vista Outdoor Inc.

Sincerely,
[Signature] Mark W. DeYoung President and Chief Executive Officer

                        , 2015

Dear Future Vista Outdoor Inc. Stockholder:

        On behalf of our company, it is my pleasure to welcome you as a stockholder of Vista Outdoor Inc. We are a premier developer and manufacturer of outdoor sporting products, including sporting ammunition and firearms, outdoor accessories, outdoor sports optics, golf rangefinders and performance eyewear. Our category-leading brand portfolio includes Bushnell, Federal Premium, BLACKHAWK! and Savage Arms, among many others.

        As an independent, publicly traded company, we believe we can better drive growth and efficiently allocate capital to broaden and deepen our leading market position. We anticipate that our focused corporate management team, operating with strategic clarity and flexibility, will play an important role in the expansion of our business.

        In connection with the distribution of our common stock by ATK, we intend to list our common stock on the New York Stock Exchange under the symbol "VSTO."

        I encourage you to learn more about Vista Outdoor Inc. by reviewing the enclosed Information Statement. We look forward to your support as a holder of our common stock.

Sincerely,
[Signature] Mark W. DeYoung Chairman and Chief Executive Officer

SUBJECT TO COMPLETION, DATED JANUARY 16, 2015

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

INFORMATION STATEMENT

Vista Outdoor Inc.

938 University Park Boulevard, Suite 200
Clearfield, UT 84015

Common Stock
(par value $0.01)

         We are providing you this Information Statement in connection with the spin-off by Alliant Techsystems Inc. ("ATK") of its wholly owned subsidiary, Vista Outdoor Inc. To effect the spin-off, ATK will distribute all of the shares of Vista Outdoor Inc. common stock on a pro rata basis to the record holders of ATK common stock (the "Distribution"). Immediately following the Distribution, Vista Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of ATK, will merge (the "Merger") with and into Orbital Sciences Corporation, a Delaware corporation ("Orbital"). We expect that the Distribution of Vista Outdoor Inc. common stock will be tax-free to ATK stockholders for U.S. federal income tax purposes, except for cash that stockholders receive in lieu of fractional shares.

         If you are a record holder of ATK common stock as of the close of business on February 2, 2015, which is the record date for the Distribution, you will be entitled to receive two (2) shares of Vista Outdoor Inc. common stock for each share of ATK common stock you hold on that date (the "Distribution Ratio"). ATK will distribute the shares of Vista Outdoor Inc. common stock in book-entry form, which means that we will not issue physical stock certificates. The distribution agent will not distribute any fractional shares of Vista Outdoor Inc. common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each holder (net of any required withholding for taxes applicable to such holder) who would otherwise have been entitled to receive a fractional share in the Distribution.

         Approval by ATK stockholders of the issuance of ATK common stock to Orbital stockholders in connection with the Merger and approval by the Orbital stockholders of the Merger are conditions to ATK's obligation to effect the Distribution. ATK is seeking such approval from the holders of ATK common stock at a special meeting of ATK's stockholders to be held on January 27, 2015. In connection with the special meeting, ATK has distributed a proxy statement, which we refer to as the "Proxy Statement," to all holders of its common stock. The Proxy Statement contains a proxy and describes the procedures for voting shares of ATK common stock and other details regarding the special meeting. As a result, the registration statement of which this Information Statement is a part does not contain a proxy and is not intended to constitute solicitation material under U.S. federal securities law.

         The Distribution will be effective on February 9, 2015 (the "Distribution Date"). Immediately after the Distribution becomes effective, we will be an independent, publicly traded company.

         Other than stockholder approval of the issuance of ATK common stock to Orbital stockholders in connection with the Merger, no action will be required of you to receive common shares of Vista Outdoor Inc., which means that:

  •
  you will not be required to pay for our common shares that you receive in the Distribution; and

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  you do not need to surrender or exchange any of your ATK shares in order to receive our common shares, or take any other action in connection with the spin-off.

         ATK currently owns all of the outstanding shares of Vista Outdoor Inc. common stock. Accordingly, no trading market for Vista Outdoor Inc. common stock currently exists. We expect, however, that a limited trading market for Vista Outdoor Inc. common stock, commonly known as a "when-issued" trading market, may develop as early as two trading days prior to the record date for the Distribution, and we expect "regular-way" trading of Vista Outdoor Inc. common stock will begin on the first trading day after the Distribution Date. We intend to list Vista Outdoor Inc. common stock on the NYSE under the symbol "VSTO."

         In reviewing this Information Statement, you should carefully consider the matters described in the section titled "Risk Factors" beginning on page 18 of this Information Statement.

         NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is                        , 2015.

i

 TRADEMARKS AND COPYRIGHTS

        We own or have rights to various trademarks, logos, service marks and trade names that we use in connection with the operation of our business. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Information Statement are listed without the ™, ® and © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this Information Statement.

MARKET AND INDUSTRY DATA

        Unless otherwise indicated, information contained in this Information Statement concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets, which we believe to be reasonable.

        Although we believe the data from these third party sources are reliable, we have not independently verified this information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under "Risk Factors." These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

PRESENTATION OF FINANCIAL INFORMATION

        We refer to the terms "EBITDA" and "Adjusted EBITDA" in this Information Statement. EBITDA and Adjusted EBITDA are supplemental financial measures that are not prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). As a result, these financial measures have limitations as analytical and comparative tools and you should consider EBITDA and Adjusted EBITDA in conjunction with, and not as a substitute for, results presented in accordance with GAAP. Please see "Summary—Summary Historical and Pro Forma Financial Information" for the definitions of, and a more thorough discussion of the use of, EBITDA and Adjusted EBITDA in this Information Statement, including the reasons that we believe this information is useful to management and why it may be useful to investors, and a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial measure.

        EBITDA and Adjusted EBITDA have important limitations as analytical tools. Some of these limitations include the fact that EBITDA and Adjusted EBITDA:

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  do not reflect significant interest expense on indebtedness;

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  exclude certain tax expenses;

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  do not reflect any expenses for assets being depreciated and amortized that are necessary to operate our business;

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  do not reflect certain charges that affect the operating results of business;

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  involve judgment as to whether items affect fundamental operating performance; and

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  other companies in our industry may calculate EBITDA and Adjusted EBITDA differently, limiting their usefulness as comparative measures.

        Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of financial performance, and the items excluded therefrom are significant components in understanding and assessing our financial performance. We use these financial measures only as a supplement to our GAAP results.

CERTAIN TERMS

        In this Information Statement, unless the context otherwise requires:

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  references to a particular fiscal year refer to the fiscal year ended March 31 of that calendar year;

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  "Aerospace and Defense Group" refers to, collectively, ATK's current "Aerospace Group" reporting segment and "Defense Group" reporting segment, each of which will not be part of the Distribution and therefore will continue to be owned by Orbital ATK following the Transaction;

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  "ATK" refers to Alliant Techsystems Inc. and its consolidated subsidiaries other than, for all periods following the Spin-Off, Vista Outdoor (and its subsidiaries);

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  "Bushnell" refers to Bushnell Group Holdings, Inc., which was acquired by ATK on November 1, 2013;

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  "Credit Agreement" refers to the credit agreement, dated December 19, 2014, among Vista Outdoor, Bank of America, N.A., as administrative agent, and the lenders and agents party thereto, which governs the Senior Credit Facilities;

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  "Distribution" refers to the distribution of all of the shares of Vista Outdoor common stock on a pro rata basis to the holders of ATK common stock;

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  "distribution agent," "transfer agent" and "registrar" refer to Computershare Trust Company, N.A.;

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  "Distribution Date" refers to February 9, 2015;

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  "Merger" refers to the merger of Merger Sub with and into Orbital, with Orbital surviving the Merger as a wholly owned subsidiary of ATK;

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  "Merger Sub" refers to Vista Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of ATK;

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  "NYSE" refers to the New York Stock Exchange;

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  "Orbital" refers to Orbital Sciences Corporation, a Delaware corporation;

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  "Orbital ATK" refers to Orbital ATK, Inc., the combined ATK and Orbital company following completion of the Transaction;

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  "Record Date" refers to February 2, 2015;

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  "Revolving Credit Facility" refers to Vista Outdoor's $400 million senior secured revolving credit facility with a five year maturity dated December 19, 2014;

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  "Savage Arms" refers to Savage Sports Corporation, whose parent, Caliber Company, was acquired by ATK on June 21, 2013;

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  "SEC" refers to the Securities and Exchange Commission;

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  "Senior Credit Facilities" refer to, collectively, the Term Loan and the Revolving Credit Facility;

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  "Spin-Off" refers to, collectively, the Sporting Transfers and the Distribution;

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  "Sporting Group" refers to ATK's current "Sporting Group" reporting segment, consisting of the development and production of outdoor sporting products, including sporting ammunition and firearms, outdoor accessories, outdoor sports optics, golf rangefinders and performance eyewear;

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  "Sporting Transfers" refers to the series of internal transactions, following which Vista Outdoor will hold the business that constitutes the Sporting Group;

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  "Term Loan" refers to Vista Outdoor's $350 million senior secured term loan with a five year maturity dated December 19, 2014;

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  "Transaction" refers to, collectively, the Merger and the Spin-Off;

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  "Transaction Agreement" refers to the Transaction Agreement, dated as of April 28, 2014, by and among Vista Outdoor, Merger Sub and Orbital, providing for the Spin-Off, the Merger and the related transactions; and

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  "Vista Outdoor," "we," "our" and "us" refer, prior to giving effect to the Spin-Off, to the wholly owned Sporting Group business of ATK and, after giving effect to the Spin-Off, to Vista Outdoor Inc. and its consolidated subsidiaries.

 SUMMARY

        This summary highlights selected information from this Information Statement and provides an overview of our company, our separation from ATK and ATK's distribution of our common stock to its stockholders. For a more complete understanding of our business and the spin-off, you should read this entire Information Statement carefully, particularly the discussion under "Risk Factors," and our historical combined financial statements and the notes to those financial statements appearing elsewhere in this Information Statement.

        Prior to ATK's distribution of the shares of our common stock to its stockholders, ATK is undertaking a series of internal transactions, following which Vista Outdoor Inc. will hold the businesses constituting ATK's current "Sporting Group" reporting segment, which consists of the development and production of outdoor sporting products, including sporting ammunition and firearms, outdoor accessories, outdoor sports optics, golf rangefinders and performance eyewear, which we refer to as the "Sporting Group." This series of internal transactions is described in more detail under "Certain Relationships and Related Party Transactions—Agreements with ATK—Transaction Agreement—Sporting Transfers."

        We refer to ATK's distribution of the shares of our common stock to its stockholders as the "Distribution" and to the Sporting Transfers and the Distribution collectively, as the "Spin-Off." "Pro forma basis" refers to adjustments made to give effect to the acquisitions of Bushnell and Savage Arms, the Spin-Off and transactions related to the Spin-Off.

Our Company

        We are a leading global designer, manufacturer and marketer of consumer products in the growing outdoor sports and recreation markets. We serve these markets through our diverse portfolio of over 30 well-recognized brands that provide consumers with a range of affordable, performance-driven, high-quality and innovative products, including sporting ammunition and firearms, outdoor accessories, outdoor sports optics, golf rangefinders and performance eyewear. We serve a broad range of end consumers, including outdoor enthusiasts, hunters and recreational shooters, professional athletes, as well as law enforcement and military professionals. Our products are sold through a wide variety of mass, specialty and independent retailers, such as Walmart, Cabela's, Gander Mountain, Bass Pro Shops, Dick's Sporting Goods, Sportsman's Warehouse and Recreational Equipment, Inc. We have a scalable, integrated portfolio of brands that allows us to leverage our deep customer knowledge, product development and innovation, supply chain and distribution, and sales and marketing functions across product categories to better serve our retail partners and end users.

        Many of our brands have a rich, long-standing heritage, such as Federal Premium, founded in 1922, and Bushnell, founded in 1948. We believe this brand heritage supports our leading market share positions in multiple categories. For example, we believe we hold the No. 1 sales position in the U.S. markets for ammunition, riflescopes and golf rangefinders. To maintain the strength of our brands and drive revenue growth, we invest in product innovation to improve performance, quality and affordability while providing world-class customer support to our major retail partners and end users. We have received numerous awards for product innovation by respected industry publications and for service by our retail customers. Additionally, high-profile professional sportsmen and athletes use and endorse our products, which we believe influences the purchasing behavior of recreational consumers.

        Our brands in the shooting sports and outdoor products markets include the following:

Shooting Sports	Outdoor Products
Federal Premium	Bushnell	BLACKHAWK!
Savage Arms	Alliant Powder	Millett
American Eagle	Bee Stinger	Night Optics
Blazer	Butler Creek	Outers

Shooting Sports	Outdoor Products
CCI	Bollé	Primos
Estate Cartridge	Cébé	RCBS
Fusion	Champion Target	Serengeti
Speer	Eagle	Simmons
Stevens	Final Approach	Stoney Point
	Gold Tip	Tasco
	GunMate	Uncle Mike's
	Gunslick Pro	Weaver Optics
Hoppe's

        In recent years, we have delivered strong revenue and profit growth while maintaining strong free cash flow. In fiscal year 2014, we generated $2.3 billion in pro forma sales. From fiscal year 2003 to fiscal year 2014, we grew revenue at a compound annual rate of approximately 20%, which included organic growth in our ammunition business at a compound annual rate of approximately 17% as well as growth through our acquisitions of BLACKHAWK!, Savage Arms and Bushnell. In fiscal year 2014, we achieved an operating margin of approximately 12% and an Adjusted EBITDA margin of approximately 16%. Our strong free cash flow is driven by our profitability and modest capital expenditure requirements. We believe these financial results are superior to many of our sports equipment peers.

Market Opportunity

        We participate in the global market for consumer goods geared toward outdoor recreation and shooting sports. Spending on outdoor recreation products in the U.S., including the purchase of gear for bicycling, camping, fishing, hunting, motorcycling, off-roading, snow sports, trail sports, water sports and wildlife viewing, totaled $48 billion in 2011, according to the 2012 Outdoor Recreation Economy National Report issued by the Outdoor Industry Association, which publishes data every five years. Examples of the sports and activities we target include hunting, archery, target shooting, hiking, camping, bird watching, golf and snow skiing. We believe the sporting goods and outdoor recreation sectors are lucrative global markets with the potential for sustained future growth. According to the Sports and Fitness Industry Association (the "SFIA"), 41% of the U.S. population plans to spend money on outdoor recreation activities in 2014, and 55% of those planning to spend money on such activities intend to spend more money in 2014 than they did in 2013. We believe a greater awareness of, and participation in, outdoor sports and recreation has been a principal driver of this growth. We believe growth will continue, driven by positive shifts in consumer demographics utilizing our products, including increases in new, female and younger participants, and expanding interest in outdoor sports and shooting activities.

Outdoor Recreation and Accessories Industry

        The outdoor recreation and accessories industry represents a large and growing focus area of our business. Examples of products in this industry include wildlife watching, archery equipment, winter sports, water sports, fishing equipment, camping and hiking equipment, golf products and rock climbing equipment. The brands we currently own in this category are Bushnell, Primos, Bollé, Serengeti, Cébé, Gold Tip, Weaver and Tasco. Our consumers often participate in multiple outdoor activities, including fishing, camping, cycling, kayaking and winter sports. We believe the fragmented nature of the outdoor recreation industry, combined with retail and consumer overlap with our existing businesses, presents attractive growth opportunities, both organically and through strategic acquisitions.

Shooting Sports Industry

        Shooting sports products currently represent the largest proportion of our sales. We design, develop and manufacture ammunition, long guns and related equipment products. Among these categories, we derive the largest portion of our sales from ammunition, which is a consumable, repeat purchase product. From 2009 to 2012 the percentage of the U.S. population participating in target or sport shooting increased from 15% to 17% according to the National Shooting Sports Foundation (NSSF). Two thirds of these new participants were between the ages of 18 and 34 and 37% of the new shooters were female. We believe this younger segment also represents the demographic with the greatest per capita spend. In response, we have developed products tailored to new shooters, such as reduced-recoil ammunition, interactive targets, and fashionable and attractive personal safety equipment such as shooting glasses and hearing protection. Firearms sales as measured by the National Instant Criminal Background Check System (NICS) grew at a compound annual rate of 8% from 2003 to 2012, leading to a substantial installed base of potential ammunition and accessories consumers. More recently, firearms sales have experienced a decline, which may indicate decreased demand for long-guns and related accessory categories, which could impact our future Shooting Sports revenue. We believe we are well-positioned to succeed in the shooting sports market, given our scale and global operating platform, which we believe is difficult to replicate in the highly regulated and capital intensive ammunition manufacturing sector.

Competitive Strengths

Portfolio of Authentic Brands Focused on Outdoor Sports and Recreation

        We have a diverse portfolio of outdoor sports and recreation and shooting sports brands, many with long-standing, market leading positions. We seek to maintain our brand strength by developing performance-enhancing innovations, introducing new products, engaging in product and brand marketing campaigns, and providing marketing support to our strategic channel partners. We target selling prices that balance our premium positioning with our focus on affordability to capture a large consumer base. Our brand strength and product innovations allow us to drive sales growth and deliver robust profit margins.

        We employ a segmented brand strategy that leverages over 30 brands that are leaders in niche categories. This approach provides us with several competitive advantages:

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  Strong brand recognition, with the ability to command a leading market share position across several categories.

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  Better insight into consumer preferences and market dynamics through information sharing across our portfolio.

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  "Good, better, best" strategy using multiple brands.

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  Increased presence and shelf space in our core retail channels.

        Savage Arms, acquired in 2013, is a nationally recognized long gun brand among hunters and recreational shooters who desire quality at an affordable price. Our Bushnell brand holds the leading U.S. market position in riflescopes, binoculars and golf rangefinders. BLACKHAWK! is an industry leader in tactical accessories with a customer base that ranges from individual shooting enthusiasts to government customers who depend on its performance and durability.

        We believe our strong brand recognition and customer loyalty is a result of our ability to deliver innovative, high-quality products at an affordable price. This is reinforced by the numerous product awards we have won across our brand portfolio. For example, we have received awards from Field & Stream Magazine, Outdoor Life Magazine, Golf Digest Magazine and Telly Awards.

Leading Innovation and Product Development Competencies

        We believe our product development capabilities and intellectual property portfolio provide us with a strong competitive advantage. By applying our engineering and manufacturing expertise, we have been able to bring to market new and innovative products that maintain product differentiation while targeting affordability for our end consumers.

        We have continuously invested in research and development ("R&D") and made disciplined investments in new technology to deliver sustainable growth and satisfy the evolving needs of our customers. We have leveraged our scale to develop a sophisticated R&D business process that we believe is difficult to replicate. Our current intellectual property portfolio includes over 500 patents, providing us with valuable proprietary trade secrets and technological know-how that we share across our platform. We employ approximately 80 dedicated design and product development professionals across the organization. Recent examples of our innovative, market-leading products include:

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  Wireless Trail Cam—Images are sent directly to a user's phone, tablet or computer for up-to-the-minute scouting information from wherever he or she places this camera.

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  V3 Golf Laser Rangefinders—Pinseeker with JOLT technology provides the user with positive feedback when he or she has locked on the pin for exact yardage.

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  Gold Dot G2—Bonded bullet that was designed for superior barrier performance through the FBI test protocol. Preprogrammed internal skives plus an engineered elastomer filled hollowpoint results in one of the most consistent, best performing, highest FBI scoring rounds available.

Proven Manufacturing, Global Sourcing and Distribution Platform

        We believe our state-of-the-art manufacturing expertise, leading sourcing and distribution capabilities, and high-quality retail, wholesale and distributor networks allow us to produce, deliver and replenish products in a more efficient and faster manner than our competitors. We believe this allows us to better meet the needs of our customers and end users. We operate 15 manufacturing facilities in the United States, Puerto Rico, Mexico and Canada. A large portion of our manufacturing requires rigorous adherence to regulatory standards and certification. These regulations provide high barriers to entry as they require significant capital investments and lengthy government approval processes to manufacture many of our high-volume products.

        Integrated supply chain management is core to our company. We procure large quantities of raw materials for our manufacturing operations and we use effective negotiating disciplines and production methods, with the objective of obtaining the best price and delivery available as well as low-cost conversion of raw materials into finished product. We also source finished product both domestically and internationally for global distribution. We believe the scope and scale of our sourcing network is not easily replicated. We have a global presence, selling goods through our distribution network in North America, South America, Europe, Asia and Australia. To increase efficiencies, we have consolidated our North American distribution centers and continue to implement automated processes in key locations.

        We maintain positive relationships with our retail partners based on trust and professionalism. Our long-standing commitment to our customers, diverse product offering and focus on profitability for both our company and our retail partners have enabled us to gain shelf space and secure premium placement of our products at many major retailers. Our top retail and distributor partners include Walmart, Cabela's, Bass Pro Shops, Gander Mountain, AcuSport, United Sporting Group and Dick's Sporting Goods. Furthermore, we believe our scale is a unique competitive advantage that allows us to leverage our platform to efficiently and profitably service our largest retail customers through marketing and advertising campaigns and inventory replenishment support. These capabilities give us an advantage as we believe few competitors offer this level of retail support or a more comprehensive product portfolio. The strength of these programs is illustrated by the numerous retail awards we have received. For example, Walmart named ATK its 2013 Sporting Goods Supplier of the Year and Cabela's named ATK its 2013 Hunting Vendor of the Year.

Proven M&A Capabilities

        We have a history of successfully identifying, acquiring, integrating and growing complementary businesses. For example, in fiscal year 2011 we expanded our tactical accessories capabilities through the acquisition of BLACKHAWK!. In fiscal year 2014, we acquired two more companies, Savage Arms and Bushnell, both of which grew our presence in the outdoor recreation and shooting sports markets and enhanced our manufacturing, product development and distribution platform for future acquisitions. We have also maintained the discipline to forgo certain acquisition opportunities that did not meet our specific operating and return on investment criteria. We believe our integrated outdoor sports and recreation platforms, leading brands and scale enable us to enhance the cost synergy potential and success of an acquisition by leveraging our customer relationships, sales and marketing resources, low-cost manufacturing and distribution network. We also believe our broad distribution network and retail partnerships can accelerate revenue growth in acquired companies.

Long-Tenured and Highly Experienced Management Team

        We have an experienced and committed management team with a proven track record of implementing successful growth strategies. Under our management team's leadership, we have continued to expand our market share to become one of the largest players in the outdoor sports and recreation industry.

        Our management team is led by Mark DeYoung, Chairman and Chief Executive Officer, who has been with ATK since 1985. Mr. DeYoung pivoted ATK's presence in the aerospace and defense industry into the consumer products industry, leveraging the company's experience and capabilities in high-rate manufacturing, engineering and sourcing. Through the acquisition of Blount International, Inc.'s Sporting Equipment Group business in 2001, ATK successfully secured a position in the commercial shooting sports market. Mr. DeYoung led the Blount integration, enabling ATK to streamline costs, improve operating profit, strengthen product development and marketing, develop strategic relationships with key retailers, and significantly grow sales and market share for the aquired commercial brands. In addition, Mr. DeYoung developed the company's successful strategy to grow the accessories and firearms portfolio through the BLACKHAWK!, Savage Arms and, most recently, Bushnell acquisitions. Mr. DeYoung also initiated and led the effort for a successful separation of Vista Outdoor from ATK's Aerospace and Defense Group business.

        Stephen Nolan, Senior Vice President and Chief Financial Officer, has been with ATK for eight years. Mr. Nolan led the execution of ATK's strategy to diversify its shooting sports portfolio and gain market share in the outdoor recreation industry. He led the recent acquisitions of Savage Arms and Bushnell, and was a strategic leader in the current separation of Vista Outdoor from ATK. He has almost 20 years of experience in growing businesses, as a general manager, a corporate strategist and a management consultant.

        The management team has an average of over 15 years of experience in the outdoor recreation, shooting sports and consumer products industries. Our management team has worked at other companies such as Olin's Winchester Division, Danaher Corporation, The Conair Group, KaVo Equipment Group, United Technologies, McKinsey and Company, Honeywell, Kroll, Ecolab, Magnum Research, Bausch & Lomb and Michael's of Oregon Company. Furthermore, many members of our management team and overall employee base are active outdoor enthusiasts. Our company culture benefits from having employees who are users of, and passionate about, the products they create and market.

Our Strategy

Capitalize on a Fragmented and Growing Market

        We seek to capitalize on the fragmented and growing market opportunities in the outdoor sports and recreation markets. We believe our scalable business platform, strong retail and wholesale relationships and product development capabilities position us to capture additional market share. We believe continued industry and retail store expansions will provide growth opportunities in our primary operating segments. For instance, a number of our key customers have announced new store openings that will amount to over 50 new stores in calendar year 2014. The same customers opened 96 stores in calendar year 2013. We intend to utilize our existing infrastructure and manufacturing capabilities to support the growth of our retail customers, and we will continue to leverage our economies of scale and distribution capabilities to efficiently capture the upside potential related to increases in consumer demand.

Develop New and Innovative Products to Drive Organic Growth and Customer Loyalty

        We intend to continue to drive organic growth and customer loyalty through the development of new and innovative products. We believe our outdoor enthusiast consumers demand the latest technologies and performance enhancements, which drives new consumer purchases or replacement purchases for older products. We expect that our product development strategy will enable us to grow sales, maintain or increase profit margins and preserve the strength of our brands.

Expand into Complementary or Adjacent Categories Through M&A

        Given the highly fragmented nature of our industry and our financial flexibility, we believe we have the opportunity to supplement our organic growth with acquisitions. We intend to maintain our highly disciplined approach to acquisitions, focusing on transactions that we believe will deliver significant shareholder value, create synergies and enable us to penetrate new markets, enter new product categories or service new channels. We intend to leverage the strength of our current brands and our knowledge of the end consumer to enter adjacent markets that target customers within the outdoor sports and recreation markets. We believe our free cash flow profile and strong balance sheet position provide us the financial flexibility to aggressively pursue strategic M&A.

Leverage Relationships with Our Wholesale and Retail Channels

        We have strong relationships with a number of leading wholesalers as well as mass and specialty retailers. We continuously strive to strengthen our relationships by working closely with each of our channel partners. This may include providing marketing support, supporting joint merchandising programs and managing inventory on our partners' behalf. We will continue to leverage these relationships to secure increased shelf space and premium product placement and to increase retailer sell-through of our products. As a result, we expect to continue to grow our market share.

Continuously Improve Operations

        We have a strong focus on continuous improvement in all facets of our business, including engineering, product development, manufacturing, sourcing, sales, distribution and administrative functions. We use our business model, the Performance Enterprise System ("PES"), to align functional execution to the goals of the enterprise and to implement these goals throughout the organization. We also use PES to identify opportunities for process improvement and to implement and monitor quality and efficiency-focused refinements to our processes. We expect to continue to use PES to drive operational improvements in our legacy business areas, our recent acquisitions and in future acquired businesses to deliver improved competitive positions and margin improvement.

Risk Factors

        Our business, financial condition and results of operations are subject to numerous risks, including risks related to the following factors:

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  competition in the outdoor sporting market;

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  change in demand and manufacturing costs of our products;

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  supply, availability, and costs of raw materials and components, including commodity price fluctuations;

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  risks associated with expansion into new and adjacent commercial markets;

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  government laws and other rules and regulations applicable to Vista Outdoor, including procurement and import-export control;

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  exposure to potential product liability, warranty liability or personal injury claims and litigation;

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  our products, including ammunition and firearms, are subject to extensive regulation;

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  environmental laws that govern past, current and future practices and rules and regulations; and

  •
  changes in the regulation of the manufacture, sale and purchase of firearms and ammunition.

        This list of factors is not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that would impact our business, financial condition and results of operations. You should read carefully the information set forth in the sections entitled "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements".

Other Information

        We are a Delaware corporation. Our principal executive offices will be located at 938 University Park Boulevard, Suite 200, Clearfield, UT 84015. Our telephone number is (806) 779-4600. Our website address is www.vistaoutdoor.com. Information contained on, or connected to, our website or ATK's website does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

 The Spin-Off

Overview

        On April 28, 2014, ATK entered into a Transaction Agreement (the "Transaction Agreement") with Vista Outdoor, Vista Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of ATK ("Merger Sub"), and Orbital Sciences Corporation, a Delaware corporation ("Orbital"), providing for the Spin-Off of ATK's Sporting Group to ATK's stockholders, which will be immediately followed by the merger of Merger Sub with and into Orbital (the "Merger" and together with the Spin-Off, the "Transaction"), with Orbital surviving the Merger as a wholly owned subsidiary of ATK. The combined company, after the Merger, will be named Orbital ATK Inc., which we refer to as "Orbital ATK." To effect the separation, first, ATK is undertaking a series of internal transactions (the "Sporting Transfers"), described under "Certain Relationships and Related Party Transactions—Agreements with ATK—Transaction Agreement—Sporting Transfers," following which Vista Outdoor, ATK's wholly-owned subsidiary, will hold all of the entities that constitute the Sporting Group. Then, ATK will distribute all of Vista Outdoor's common stock to ATK's stockholders, and Vista Outdoor, holding the Sporting Group, will become an independent, publicly traded company.

        Completion of the Spin-Off is subject to the satisfaction or waiver of a number of conditions. Under certain circumstances, each of ATK and/or Orbital has the right to terminate the Transaction Agreement, in which case ATK would not complete the Spin-Off. In certain circumstances, if the Transaction Agreement is terminated or the Spin-Off is not completed on the terms specified in the Transaction Agreement, ATK may be obligated to pay Orbital a termination fee of $50 million and reimburse certain expenses of Orbital in connection with the Transaction. See "The Spin-Off—Conditions to the Spin-Off" for more detail.

Questions and Answers about the Spin-Off

        The following provides only a summary of the terms of the Spin-Off. You should read the section titled "The Spin-Off" elsewhere in this Information Statement for a more detailed description of the matters described below.

Q:
What is the Spin-Off?

A:
The Spin-Off is the method by which we will separate from ATK. In the Spin-Off, ATK will, first, effect the Sporting Transfers, after which we will hold all of the entities that constitute the Sporting Group. Then, ATK will distribute to its stockholders all the outstanding shares of our common stock. Following the Spin-Off, we will be an independent, publicly traded company, and ATK will not retain any ownership interest in us.

Q:
Will the number of ATK shares I own change as a result of the Spin-Off?

A:
No. However, while the number of outstanding shares of ATK common stock will not change as a result of the Spin-Off, additional shares of ATK common stock will be issued to Orbital's stockholders in connection with the Merger. As a result, current ATK stockholders will own approximately 53.8% of Orbital ATK after the completion of the Merger.

Q:
What are the reasons for the Spin-Off?

A:
The ATK board of directors considered the following potential benefits in deciding to pursue the Spin-Off:

•
Strategic Clarity and Focus.  Following the Spin-Off, Orbital ATK and Vista Outdoor will each have a more focused business and customer base and be better able to dedicate financial resources to pursue appropriate growth opportunities and execute strategic plans best suited to its respective business and customer base. In particular, the Spin-Off will allow Vista Outdoor to further expand the range of its outdoor sporting products and enter new, adjacent markets. The

    Spin-Off will also allow each of Orbital ATK and Vista Outdoor to enhance their respective strategic flexibility to respond to industry dynamics.

  •
  Efficient Capital Allocation.  The Spin-Off will permit each of Orbital ATK and Vista Outdoor to concentrate their respective financial resources solely on their own operations without having to compete with each other for investment capital. This will provide each company with greater flexibility to invest capital in its business in a time and manner appropriate for its distinct strategy and business needs and will facilitate a more efficient allocation of capital. Investors will be able to value appropriately each of Orbital ATK and Vista Outdoor based on its own characteristics and merits.

  •
  Focused Management.  The Spin-Off will allow the management of each of Orbital ATK and Vista Outdoor to devote their respective time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of their respective companies.

  •
  Management Alignment.  The Spin-Off will enable Vista Outdoor to create incentives for its management and employees that are more closely tied to its business performance and stockholder expectations. Vista Outdoor's equity-based compensation arrangements will more closely align the interests of Vista Outdoor's management and employees with the interests of its stockholders, which we expect to increase Vista Outdoor's ability to attract and retain personnel. In addition, the Spin-Off will allow Vista Outdoor to attract talented management and employees interested in working in the outdoor recreation industry.

  •
  Stockholder Flexibility.  The Spin-Off will allow investors to make independent investment decisions with respect to Orbital ATK and Vista Outdoor and will enable Orbital ATK and Vista Outdoor to align with a more natural stockholder base. Investments in Orbital ATK or Vista Outdoor may appeal to investors with different goals, interests and concerns. In addition, the Spin-Off will allow Vista Outdoor to raise equity capital in the future, if needed, among investors most interested in the outdoor recreation industry.

In addition, the Spin-Off is a condition to the Merger. The ATK board of directors believes that the Merger will provide a number of significant benefits, including the following:

  •
  the Merger will create a more focused aerospace and defense business, which will provide its customers with advanced capabilities and a commitment to continuous innovation in support of the U.S. military and allied military requirements, space missions and aerospace capabilities;

  •
  with a significant increase in scale and potential to achieve substantial synergies, Orbital ATK will have greater growth potential than either ATK or Orbital would on a standalone basis;

  •
  the Merger is expected to generate meaningful synergies, including through the consolidation of corporate functions and increased operational efficiencies through the adoption of the best practices and capabilities from ATK and Orbital;

  •
  the Merger will enable Orbital ATK to provide customers with additional value through a collective workforce of approximately 13,000 highly skilled employees with a shared commitment to provide the best products, systems, services and solutions and with benefits from greater career and professional development opportunities generated by the Merger; and

  •
  positions Orbital ATK to have, as a combined company, a stronger financial position.

Q:
Why is the separation of Vista Outdoor structured as a spin-off?

A:
ATK believes that a tax-free distribution of our shares is the most efficient way to separate our business from ATK in a manner that will achieve the above benefits.

Q:
What will I receive in the Spin-Off?

A:
As a holder of ATK common stock, you will receive a dividend of two (2) shares of our common stock for each share of ATK common stock you hold on the Record Date. The distribution agent will distribute only whole shares of our common stock in the Spin-Off and will distribute cash in lieu of fractional shares. See "—How will fractional shares be treated in the Distribution?" for more information on the treatment of the fractional share you may be entitled to receive in the Distribution.

Q:
What is being distributed in the Spin-Off?

A:
ATK will distribute approximately 63.8 million shares of our common stock in the Spin-Off, based on the approximately 31.9 million shares of ATK common stock outstanding as of January 5, 2015. The actual number of shares of our common stock that ATK will distribute will depend on the number of shares of ATK common stock outstanding on the Record Date. The shares of our common stock that ATK distributes will constitute all of the issued and outstanding shares of our common stock immediately prior to the Spin-Off. For more information on the shares being distributed in the Spin-Off, see "Description of Our Capital Stock—Common Stock."

Q:
What is the record date for the Distribution?

A:
ATK will determine record ownership as of the close of business on February 2, 2015, which we refer to as the "Record Date."

Q:
When will the Distribution occur?

A:
The Distribution will be effective as of February 9, 2015, which we refer to as the "Distribution Date." On or shortly after the Distribution Date, the whole shares of our common stock will be credited in book-entry accounts for stockholders entitled to receive the shares in the Distribution. See "—How will ATK distribute shares of our common stock?" for more information on how to access your book-entry account or your bank, brokerage or other account holding the Vista Outdoor common stock you receive in the Distribution on and following the Distribution Date.

Q:
What do I have to do to participate in the Distribution?

A:
Pursuant to the terms of the Transaction Agreement, the approval by ATK stockholders of the issuance of ATK common stock to Orbital stockholders is a condition to ATK's obligation to effect the Distribution. ATK is seeking such approval from the holders of ATK common stock at a special meeting of ATK's stockholders to be held on January 27, 2015. In connection with the special meeting, ATK has distributed a proxy statement (the "Proxy Statement") to all record holders of its common shares. The Proxy Statement contains a proxy and describes the procedures for voting your ATK common stock and other details regarding the special meeting.

Holders of ATK common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of ATK common stock, in order to receive shares of our common stock in the Distribution.

Q:
If I sell my shares of ATK common stock on or before the Distribution Date, will I still be entitled to receive shares of Vista Outdoor common stock in the Distribution?

A:
If you hold shares of ATK common stock on the Record Date and decide to sell them on or before the Distribution Date, you may choose to sell your ATK common stock with or without your entitlement to our common stock. You should discuss these alternatives with your bank, broker or other nominee. See "The Spin-Off—Trading Prior to the Distribution Date" for more information.

Q:
How will ATK distribute shares of our common stock?

A:
Registered stockholders: If you are a registered stockholder (meaning you own your shares of ATK common stock directly through our transfer agent), our distribution agent will credit the whole shares of our common stock you receive in the Distribution to a new book-entry account with our transfer agent on or shortly after the Distribution Date. Our distribution agent will mail you a book-entry account statement that reflects the number of whole shares of our common stock you own. You will be able to access information regarding the book-entry account holding your Vista Outdoor shares at www.computershare.com/investor or by calling 866-865-6322.

  "Street name" or beneficial stockholders: If you own your shares of ATK common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our common stock you receive in the Distribution on or shortly after the Distribution Date. Please contact your bank, broker or other nominee for further information about your account.

  We will not issue any physical stock certificates to any stockholders, even if requested. See "The Spin-Off—When and How You Will Receive Vista Outdoor Shares" for more details.

Q:
How will fractional shares be treated in the Distribution?

A:
The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of ATK stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to such holder). We anticipate that the distribution agent will make these sales in the "when-issued" market, and "when-issued" trades will generally settle within four trading days following the Distribution Date. See "—How will Vista Outdoor common stock trade?" for additional information regarding "when-issued" trading and "The Spin-Off—Treatment of Fractional Shares" for a more detailed explanation of the treatment of fractional shares. The distribution agent will, in its sole discretion, without any influence by ATK or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either ATK or us.

Q:
What are the U.S. federal income tax consequences to me of the Distribution?

A:
For U.S. federal income tax purposes, no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder (as defined in "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off") as a result of the Distribution, except with respect to any cash received by ATK stockholders in lieu of fractional shares. In addition, the aggregate tax basis of the ATK common stock and our common stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the ATK common stock held by the U.S. Holder immediately before the Distribution, allocated between the ATK common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to certain adjustments).

See "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off" for more information regarding the potential tax consequences to you of the Spin-Off.

Q:
Does Vista Outdoor intend to pay cash dividends?

A:
Following the Spin-Off, we do not currently expect to pay dividends on our common stock. Instead, we intend to utilize future earnings to finance the growth and development of our business and for working capital and general corporate purposes. See "Dividend Policy" for more information.

Q:
How will Vista Outdoor common stock trade?

A:
Currently, there is no public market for our common stock. We intend to list our common stock on the NYSE under the symbol "VSTO."

  We anticipate that trading in our common stock may begin on a "when-issued" basis as early as two trading days prior to the Record Date for the Distribution and will continue up to and including the Distribution Date. "When-issued" trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. "When-issued" trades generally settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, any "when-issued" trading of our common stock will end and "regular-way" trading will begin. "Regular-way trading" refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the trade. See "The Spin-Off—Trading Prior to the Distribution Date" for more information. We cannot predict the trading prices for our common stock before, on or after the Distribution Date.

Q:
Will the Spin-Off and Merger affect the trading price of my ATK common stock?

A:
As a result of the Spin-Off and Merger, we expect the trading price of shares of Orbital ATK common stock to be lower than the trading price of shares of ATK common stock prior to the Spin-Off and Merger because the trading price will no longer include the value of the Sporting Group. Furthermore, until the market has fully analyzed the value of Orbital ATK and Vista Outdoor, the trading price of shares of Orbital ATK common stock may fluctuate. We cannot assure you that, following the Spin-Off and the Merger, the combined trading prices of the Orbital ATK common stock and the Vista Outdoor common stock will equal or exceed what the combined trading price of Orbital common stock and ATK common stock would have been in the absence of the Spin-Off and the Merger.

It is possible that after the Spin-Off and Merger, the combined equity value of Orbital ATK and Vista Outdoor will be less than the combined equity value of Orbital and ATK before the Spin-Off and the Merger.

Q:
What will happen to outstanding ATK equity awards in the Distribution?

A:
Upon consummation of the Distribution, each outstanding stock option, restricted share, deferred stock unit or phantom stock unit with respect to ATK common stock will convert into corresponding equity-based awards with respect to both Vista Outdoor common stock and Orbital ATK common stock, on generally the same terms as were applicable prior to the Distribution, and with an adjusted exercise price, if applicable, after giving effect to the Distribution Ratio. For more information regarding the treatment of outstanding ATK equity awards in the Distribution, see the section entitled "The Spin-Off—Treatment of Equity-Based Compensation."

Q:
Do I have appraisal rights in connection with the Spin-Off?

A:
No. Holders of ATK common stock are not entitled to appraisal rights in connection with the Spin-Off.

Q:
Who is the distribution agent, transfer agent and registrar for Vista Outdoor common stock?

A:
Computershare Trust Company, N.A.

Q:
Are there risks associated with owning shares of Vista Outdoor common stock?

A:
Yes. Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent, publicly traded company. Accordingly, you should read carefully the information set forth in the section titled "Risk Factors" in this Information Statement.

Q:
Who will serve as the executive officers and directors of Vista Outdoor following the Spin-Off?

A:
Following the Spin-Off, none of our executive officers will be executive officers or employees of ATK. Mark DeYoung, the current President and Chief Executive Officer of ATK, is expected to serve as Chairman and Chief Executive Officer of Vista Outdoor. Stephen Nolan, the current Senior Vice President of Strategy and Business Development of ATK, is expected to serve as Senior Vice President and Chief Financial Officer of Vista Outdoor. Stephen S. Clark is expected to join Vista Outdoor upon completion of the Spin-Off and become Vista Outdoor's Senior Vice President, Human Resources and Corporate Services. For additional information, see the section entitled "Management—Executive Officers Following the Spin-Off."

  We currently expect that, upon completion of the Spin-Off, our board of directors will consist of seven members: Mr. DeYoung, Michael Callahan, April Foley, Tig Krekel, Mark Gottfredson, Gary McArthur and Robert Tarola. Messrs. DeYoung, Callahan and Krekel and Ms. Foley currently serve as directors of ATK, and Messrs. DeYoung and Krekel will continue to serve as directors of ATK following the Spin-Off. We currently expect that all of the above-named directors other than Mr. DeYoung will satisfy the independence standards under the applicable rules of the SEC and the NYSE. For additional information, see the section entitled "Management—Board of Directors Following the Distribution."

Q:
What are the principal terms of the Transaction Agreement?

A:
Pursuant to the terms of the Transaction Agreement, prior to the Distribution, ATK will cause (1) certain subsidiaries, assets and employees relating to ATK's Sporting Group business to be transferred to, and certain liabilities relating thereto to be assumed by, Vista Outdoor and (2) certain assets and employees of Vista Outdoor or its subsidiaries relating to ATK's Aerospace Group or Defense Group to be transferred to, and certain liabilities relating thereto to be assumed by, ATK. Following such transfers and assumptions and immediately prior to the closing of the Merger, ATK will effect the Distribution by distributing all the shares of common stock of Vista Outdoor (which at such time will hold ATK's Sporting Group business) to ATK's stockholders on a pro rata basis, with ATK stockholders holding 100% of Vista Outdoor following the Distribution. Immediately following completion of the Distribution, the parties will consummate the Merger, pursuant to which each share of Orbital common stock issued and outstanding immediately prior to the closing of the Merger will be converted into the right to receive 0.449 shares of ATK common stock. At the closing of the Merger, ATK stockholders will own approximately 53.8% of the combined company on a fully diluted basis, and Orbital stockholders will own the remaining approximately 46.2% of the combined company on a fully diluted basis. Consummation of the Transaction is subject to customary closing conditions. For additional information, please see "Certain Relationships and Related Party Transactions—Agreements with ATK—Transaction Agreement."

Q:
Where can I get more information?

A:
If you have any questions relating to the mechanics of the Distribution, you should contact the distribution agent at:

    Computershare Trust Company, N.A.
    250 Royall Street
    Canton, MA 02021
    Phone: 866-865-6322

Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact ATK at:

    Investor Relations
    Alliant Techsystems Inc.
    1300 Wilson Boulevard, Suit 400
    Arlington, Virginia 22209-2307
    Phone: 703-412-3216
    Email: michael.pici@atk.com

After the Spin-Off, if you have any questions relating to Vista Outdoor, you should contact us at:

    Investor Relations
    Vista Outdoor
    938 University Park Boulevard, Suite 200
    Clearfield, UT 84015

 SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

        The following table sets forth summary historical combined financial information and unaudited pro forma condensed combined financial information for Vista Outdoor. The historical combined financial information as of March 31, 2014 and 2013 and for the fiscal years ended March 31, 2014, 2013 and 2012 is derived from Vista Outdoor's audited combined financial statements included elsewhere in this Information Statement. The condensed combined statement of income information for the six months ended September 28, 2014 and September 29, 2013 and the condensed combined balance sheet information as of September 28, 2014 is derived from the unaudited condensed combined financial statements for Vista Outdoor included elsewhere in this Information Statement. The historical combined financial information as of March 31, 2012 is derived from Vista Outdoor's unaudited condensed combined financial statements that are not included in this Information Statement. The unaudited pro forma condensed combined financial information is based upon (a) the historical combined financial information of Vista Outdoor included elsewhere in this Information Statement, (b) the historical financial information of Bushnell included elsewhere in this Information Statement and (c) the historical financial information of Savage Arms, which has not been included in this Information Statement, and has been prepared to reflect the spin-off of Vista Outdoor from ATK as well as the Bushnell and Savage Arms acquisitions based on the acquisition method of accounting. In Vista Outdoor management's opinion, the unaudited condensed combined financial statements for the periods presented have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments and allocations, necessary for a fair statement of the information for the periods presented.

        You should review the summary historical financial and unaudited pro forma information presented below in conjunction with our combined financial statements and the accompanying notes thereto, as well as the information set forth under "Unaudited Pro Forma Condensed Combined Financial Information" and the accompanying notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," each included elsewhere in this Information Statement. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from ATK, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial information includes allocations of certain ATK corporate expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. Such expenses may not, however, be indicative of the expenses that we would have incurred if we had operated as an independent, publicly traded company during the period presented or of the costs expected to be incurred in the future.

        We acquired Savage Arms and Bushnell in fiscal year 2014. See Note 4 to our audited combined financial statements and Note 4 to our unaudited condensed combined financial statements for a further description of these acquisitions. We acquired Blackhawk Industries Products Group Unlimited, LLC in fiscal year 2011. Our financial statements for fiscal year 2011 have not been included in this Information Statement.

	Six Months Ended			Year Ended March 31
	Pro Forma	Historical		Pro Forma	Historical
(Amounts in thousands, except percentages)	September 28, 2014	September 28, 2014	September 29, 2013	2014	2014	2013	2012
Results of Operations:
Net Sales	$1,091,144	$1,091,144	$784,526	$2,279,674	$1,873,919	$1,196,031	$1,042,914
Cost of sales	814,418	819,098	607,862	1,630,221	1,406,616	953,593	850,506

Gross profit	276,726	272,046	176,664	649,453	467,303	242,438	192,408
Operating expenses:
Research and development	4,725	4,725	4,432	13,984	13,984	8,720	7,497
Selling	75,424	75,424	44,093	201,780	111,682	72,140	63,920
General and administrative	50,892	57,870	42,582	140,909	107,830	60,123	42,896
Goodwill impairment(1)	—	—	—	—	—	—	47,791

Income before interest and income taxes	145,685	134,027	85,557	292,780	233,807	101,455	30,304
Interest (expense) income, net	(3,363)	(16,924)	(1,255)	(6,744)	(15,469)	7	3

Income before income taxes	142,322	117,103	84,302	286,036	218,338	101,462	30,307
Income tax provision	51,644	42,313	32,435	110,129	85,081	36,770	19,647

Net income	$90,678	$74,790	$51,867	$175,907	$133,257	$64,692	$10,660

Cash Flow Data:
Cash flow from operating activities		$(36,638)	$(18,643)		$172,310	$75,363	$78,730
Cash flow from investing activities		(20,337)	(325,899)		(1,341,747)	(23,395)	(23,600)
Cash flow from financing activities		51,748	355,125		1,209,316	(52,417)	(54,976)
Financial Position:
Cash and cash equivalents	$134,149	$34,149			$40,004	$67	$516
Net current assets	752,889	652,889			517,047	200,952	180,860
Net property, plant and equipment	185,710	185,710			189,096	123,604	118,225
Total assets	2,611,449	2,512,428			2,457,658	797,812	745,882
Long-term debt (including current portion)	350,000	1,008,547			1,014,911	—	—
Total Parent company equity / total pro forma equity	1,745,664	996,179			870,731	531,900	520,305
Other Data:
Depreciation and amortization of intangible assets	$30,926	$30,926	$14,946	$66,550	$44,902	$25,128	$24,490
Capital expenditures(2)	20,353	20,353	12,075	43,149	40,234	23,395	23,611
Operating margin(3)	13.4%	12.3%	10.9%	12.8%	12.5%	8.5%	2.9%
EBITDA(4)	$176,611	$164,953	$100,503	$359,330	$278,709	$126,583	$54,794
Adjusted EBITDA(4)	$172,711	$167,851	$104,015	$370,258	$301,689	$111,583	$87,585

(1)
In fiscal year 2012, we recorded an impairment to the goodwill associated with our fiscal year 2009 acquisition of the Eagle military accessories business. The impairment resulted from an anticipated decline in deployed military forces. See Note 8 to our audited combined financial statements.

(2)
Capital expenditures are shown net of capital expenditures included in accounts payable and financed through operating leases. Pro forma capital expenditures for the year ended March 31, 2014 reflects Bushnell's capital expenditures for the seven months ended October 31, 2013 (the date prior to the acquisition) and Savage Arms' capital expenditures for the period from April 1, 2013 through June 20, 2013 (the date prior to the acquisition); after such dates, capital expenditures of Bushnell and Savage Arms' were included in the historical combined financial information of Vista Outdoor.

(3)
Represents income before interest and income taxes expressed as a percentage of sales.

(4)
We calculate Earnings before Interest, Income Taxes, Depreciation and Amortization ("EBITDA") as net income before net interest expense (income), income tax provision, depreciation and amortization of intangible assets, and we calculate Adjusted EBITDA as EBITDA adjusted for goodwill impairment, transaction costs, transition costs, standalone and public company costs, Bushnell adjustments and inventory step-up. EBITDA and Adjusted EBITDA are not measures of financial performance under GAAP. Accordingly, neither measure should be considered as a substitute for net income or other income data prepared in accordance with GAAP. Our management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of our business, to aid in period-to-period comparability, for planning and forecasting purposes and to measure results against forecasts. Our management believes that EBITDA and Adjusted EBITDA may provide useful information to investors regarding our results of operations for the foregoing reasons and because securities analysts, investors and other interested parties frequently use EBITDA and Adjusted EBITDA as performance measures. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income and may vary among companies, our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

        The table below reconciles net income to EBITDA and Adjusted EBITDA for the periods presented.

	Six Months Ended			Year Ended March 31
	Pro Forma	Historical		Pro Forma	Historical
(Amounts in thousands)	September 28, 2014	September 28, 2014	September 29, 2013	2014	2014	2013	2012
Net income	$90,678	$74,790	$51,867	$175,907	$133,257	$64,692	$10,660
Interest expense (income), net	3,363	16,924	1,255	6,744	15,469	(7)	(3)
Income tax provision	51,644	42,313	32,435	110,129	85,081	36,770	19,647
Depreciation and amortization of intangible assets	30,926	30,926	14,946	66,550	44,902	25,128	24,490

EBITDA	176,611	164,953	100,503	359,330	278,709	126,583	54,794

Goodwill impairment(a)	—	—	—	—	—	—	47,791
Transaction costs(b)	—	6,798	2,012	—	16,780	—	—
Transition costs(b)	3,600	3,600	—	5,700	5,700	—	—
Standalone and public company costs(c)	(7,500)	(7,500)	(7,500)	(15,000)	(15,000)	(15,000)	(15,000)
Inventory step-up(d)	—	—	9,000	15,500	15,500	—	—
Bushnell adjustments(e)	—	—	—	4,728	—	—	—

Adjusted EBITDA	$172,711	$167,851	$104,015	$370,258	$301,689	$111,583	$87,585

(a)
Refer to note 1 to the above table for a description of goodwill impairment.

(b)
Represents transaction costs, including accounting, legal and advisor fees, and transition costs, in each case incurred in connection with our acquisitions of Bushnell and Savage Arms.

(c)
Represents our estimate of costs that we would have incurred in excess of the applicable corporate allocation had we operated as a standalone public company during the period.

(d)
Represents inventory step-up recorded in connection with our acquisitions of Bushnell and Savage Arms as part of their respective purchase price allocations.

(e)
Represents (1) elimination of management fees of approximately $1.6 million paid by Bushnell, which will not be paid in the future, (2) compensation and fees paid by Bushnell to its board of directors and with respect to certain professional services of approximately $0.2 million, which will not be paid in the future and (3) transaction costs of approximately $3.0 million incurred by Bushnell in connection with its acquisition, including accounting, legal, advisor fees and management bonuses.

 RISK FACTORS

        You should carefully consider all of the information in this Information Statement and each of the risks described below, which we believe are the principal risks that we face. Some of these risks relate principally to our business, while others relate principally to the Spin-Off or to the securities markets and ownership of our common stock.

        Any of the following risks could materially and adversely affect our business, financial condition or results of operations.

Risks Relating to Our Business

Competition in our industry may hinder our ability to execute our business strategy, achieve profitability or maintain relationships with existing customers.

        We operate in a highly competitive industry and we compete against manufacturers that have well-established brand names and strong market positions. Significant accessories competitors include major optics companies Leupold and Nikon, as well as Vortex Optics and Arnette, Oakley, OTIS, Revo, Safariland and others. Significant ammunition competitors include Remington Arms, Winchester Ammunition (a division of Olin Corporation) and various smaller manufacturers and importers, including Black Hills Ammunition, Fiocchi Ammunition, Hornady, PMC, Rio Ammunition, Selliers & Bellott and Wolf. Significant firearms competitors include Mossberg, Marlin, Ruger, Remington and Winchester.

        Competition in the markets in which we operate is based on a number of factors, including price, quality, product innovation, performance, reliability, styling, product features and warranties, as well as sales and marketing programs. Competition could cause price reductions, reduced profits or losses or loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations. Certain of our competitors may be more diversified than us or may have financial and marketing resources that are substantially greater than ours, which may allow these competitors to invest more heavily in intellectual property, product development and advertising. Since many of our competitors also source their products from third parties, our ability to obtain a cost advantage through sourcing is reduced. Certain of our competitors may be willing to reduce prices and accept lower profit margins to compete with us. Further, retailers often demand that suppliers reduce their prices on mature products, which could lead to lower margins.

        Internationally, our products typically face more competition where foreign competitors manufacture and market products in their respective countries. This allows those competitors to sell products at lower prices, which could adversely affect our competitiveness. In addition, our products compete with many other sporting and recreational products for the discretionary spending of consumers. Failure to effectively compete with these other competitors or alternative products could have a material adverse effect on our performance.

Our results of operations could be materially harmed if we are unable to forecast demand accurately for our products.

        We often schedule internal production and place orders for products with third party suppliers before receiving firm orders from our customers. For example, the ammunition products supply agreement with Orbital ATK offers an incentive for us to place a large advance order. Under such agreement, if we place a sizeable order for certain ammunition products prior to the start of the fiscal year in which they are to be delivered, during such fiscal year, subject to certain exceptions, Orbital ATK will only sell small-caliber ammunition products manufactured at its Lake City plant to us and the U.S. Department of Defense. Therefore, if we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products to deliver to our customers. Factors that could affect our ability to accurately forecast demand for our products include:

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  an increase or decrease in consumer demand for our products or for the products of our competitors;

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  our failure to accurately forecast customer acceptance of new products;

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  new product introductions by competitors;

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  changes in our relationships with customers;

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  changes in general market conditions or other factors, which may result in cancellations of orders or a reduction or increase in the rate of reorders placed by retailers;

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  changes in laws and regulations governing the activities for which we sell products, such as hunting and shooting sports; and

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  weak economic conditions or consumer confidence, which could reduce demand for discretionary items such as our products.

        On the one hand, inventory levels in excess of customer demand may result in inventory write-downs and the sale of excess inventory at discounted prices, which could have an adverse effect on our business, financial condition or results of operations. On the other hand, if we underestimate demand for our products, our manufacturing facilities or third party suppliers may not be able to create products that meet customer demand, and this could result in delays in the shipment of products and lost revenues, as well as damage to our reputation and customer relationships. We cannot assure you that we will be able to manage inventory levels successfully to meet future order and reorder requirements.

We could experience a decrease in demand for ammunition.

        In recent years, we have seen a significant increase in demand for ammunition. Although we service a broad base of customers, we cannot assure you that the recent growth rate or overall sales levels for ammunition will be sustained, which could have an impact on our results of operations. A decrease in demand for ammunition may result in excess capacity and increased overhead, and could have an adverse effect on our results of operations.

Our sales are highly dependent on purchases by several large retail customers, and we may be adversely affected by the loss of, or any significant decline in sales to, one or more of these customers.

        Due to consolidation in the U.S. retail industry, our retail store customer base has become relatively concentrated. Sales to the top ten retail customers accounted for approximately 28% of our consolidated net sales in the fiscal year ended March 31, 2014 and approximately 42% of our consolidated net sales in the six months ended September 28, 2014.

        Although we have long-established relationships with many of our retail store customers, as is typical in the markets in which we compete, we do not have long-term purchase agreements with our customers. As such, we are dependent on individual purchase orders. As a result, these retail store customers would be able to cancel their orders, change purchase quantities from forecast volumes, delay purchases, change other terms of our business relationship or cease to purchase our products entirely. The loss of any one or more of our retail store customers or significant or numerous cancellations, reductions, delays in purchases or changes in business practices by our retail store customers could have an adverse effect on our business, financial condition or results of operations.

We have historically relied on ATK for certain of our ammunition and gun powder products. After the Spin-Off, our relationship with Orbital ATK will change and may adversely affect our supply of these products.

        We rely on ATK for certain of our ammunition and gun powder products. Concurrently with the Spin-Off, we will enter into a Supply Agreement with a subsidiary of Orbital ATK pursuant to which the Lake City plant operated by such subsidiary will manufacture and supply certain of our requirements for 5.56mm (including .223 caliber), 7.62mm and .50 caliber ammunition products, subject to certain exceptions. We will also enter into an additional Supply Agreement pursuant to which a subsidiary of Orbital ATK will manufacture and supply certain of our gun powder products. The Supply Agreements will provide that, following the Distribution, (1) Orbital ATK and its subsidiaries will manufacture and supply all of our requirements for 5.56mm (including .223 caliber), 7.62mm and .50 caliber cartridge ammunition products, in each case excluding any frangible ammunition products (referred to as the "ammunition products") and certain Alliant canister gun powder products (referred to as the "gun powder products"), subject to capacity limitations and, in the case of ammunition products, the priority rights of the U.S. Department of Defense and (2) we will purchase all of our requirements for such products from Orbital ATK and its subsidiaries (and will not purchase such products from another party or manufacture such products ourselves), subject to the right to "cure" if Orbital ATK and its subsidiaries fail to perform. Notwithstanding the foregoing, we generally may continue to manufacture certain ammunition currently manufactured by the ATK Sporting Group.

        If our ammunition products order for a given fiscal year meets or exceeds an agreed amount, during such fiscal year, subject to certain exceptions, Orbital ATK and its subsidiaries will only be permitted to sell small caliber ammunition products produced at its Lake City plant to us and the U.S. Department of Defense. If our ammunition products order for a given fiscal year is less than such amount, then Orbital ATK and its subsidiaries may sell those small caliber ammunition products to any other party during such fiscal year. Orbital ATK and its subsidiaries will only be permitted to sell gun powder products to us, irrespective of the amount of gun powder products ordered by us. The ammunition products Supply Agreement will also prohibit us from reselling 5.56mm (including .223 caliber), 7.62mm and .50 caliber ammunition products (excluding any frangible ammunition products) to the U.S. Department of Defense, although we generally may continue to sell to the U.S. Department of Defense certain ammunition that the ATK Sporting Group currently sells to the U.S. Department of Defense.

        The initial terms of the Supply Agreements will be for approximately three years. The ammunition products Supply Agreement will be renewable for an additional three-year term and one further term thereafter ending on September 30, 2023, while the gun powder products Supply Agreement will be renewable for additional one-year terms. After the Spin-Off, our relationship with Orbital ATK will change and such change may affect our supply of ammunition products and gun powder products. We cannot assure you that we will be able to renew the Supply Agreements or that we will be able to source ammunition products or gun powder products from another supplier on favorable terms or at all. If we fail to maintain an adequate supply of ammunition products and gun powder products, our business, financial condition or results of operations could be adversely affected. For addition information regarding these Supply Agreements, see "Certain Relationships and Related Party Transactions—Agreements with ATK—Supply Agreements."

Significant supplier capacity constraints, supplier production disruptions, supplier quality issues or price increases could increase our operating costs and adversely impact the competitive positions of our products.

        Our reliance on third party suppliers for various product components and finished goods exposes us to volatility in the availability, quality and price of these product components and finished goods. A disruption in deliveries from our third party suppliers, capacity constraints, production disruptions, price increases or decreased availability of raw materials or commodities could have an adverse effect on our ability to meet our commitments to customers or increase our operating costs. Quality issues experienced by third party suppliers can also adversely affect the quality and effectiveness of our products and result in liability and reputational harm.

        After the Spin-Off, we will rely on Orbital ATK for certain of our ammunition and gun powder products. If the production capabilities of Orbital ATK's Lake City plant or Radford plant change such that we fail to maintain an adequate supply of ammunition and gun powder products, our operating costs could increase and the competitive positions of our ammunition and gun powder products could be adversely impacted.

We face risks relating to our international business that could adversely affect our business, financial condition or results of operations.

        Our ability to maintain the current level of operations in our existing international markets and to capitalize on growth in existing and new international markets is subject to risks associated with doing business internationally, including:

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  issues related to managing international operations;

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  potentially adverse tax developments;

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  lack of sufficient protection for intellectual property in some countries;

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  currency exchange and import and export controls;

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  local labor laws and regulations; and

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  limitations on our ability to efficiently repatriate cash from our foreign operations.

        Any one or more of these risks could adversely affect our business, financial condition or results of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation, as well as export controls and trade sanctions, could result in fines or criminal penalties.

        The international nature of our business exposes us to trade and economic sanctions and other restrictions imposed by the U.S. and other governments. The U.S. Departments of Justice, Commerce, Treasury and other agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against companies for violations of export controls, the Foreign Corrupt Practices Act, and other federal statutes, sanctions and regulations, including those established by the Office of Foreign Assets Control and, increasingly, similar or more restrictive foreign laws, rules and regulations, which may also apply to us. By virtue of these laws and regulations, and under laws and regulations in other jurisdictions, we may be obliged to limit our business activities, we may incur costs for compliance programs and we may be subject to enforcement actions or penalties for noncompliance. In recent years, U.S. and foreign governments have increased their oversight and enforcement activities with respect to these laws and we expect the relevant agencies to continue to increase these activities. A violation of these laws, sanctions or regulations could result in fines or criminal penalties and adversely impact our business, financial condition or results of operations.

Our revenues and results of operations may fluctuate unexpectedly from quarter-to-quarter, which may cause our stock price to decline.

        Our revenues and results of operations have varied significantly in the past and may vary significantly in the future due to various factors, including, but not limited to:

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  market acceptance of our products and services;

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  the timing of large domestic and international orders;

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  future cancellation of existing orders;

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  the outcome of any existing or future litigation;

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  adverse publicity surrounding our products, the safety of our products or the use of our products;

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  changes in our sales mix;

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  new product introduction costs;

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  complexity in our integrated supply chain;

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  increased raw material expenses;

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  changes in amount and/or timing of our operating expenses; and

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  regulatory changes that may affect the marketability of our products.

        As a result of these and other factors, we believe that period-to-period comparisons of our results of operations may not be meaningful in the short term, and our performance in a particular period may not be indicative of our performance in any future period.

Seasonality and weather conditions may cause our results of operations to vary from quarter to quarter.

        Because many of the products we sell are used for seasonal outdoor sporting activities, our results of operations may be significantly impacted by unseasonable weather conditions in our markets. For example, our winter sport accessories sales are dependent on cold winter weather and snowfall in our markets, and can be negatively impacted by unseasonably warm or dry weather in our markets. Conversely, sales of our spring products and summer products, such as golf accessories, can be adversely impacted by unseasonably cold or wet weather in those periods. Accordingly, our sales results and financial condition will typically suffer when weather patterns do not conform to seasonal norms.

        Sales of our hunting accessories are highest during the months of August though December due to shipments around the fall hunting season and holidays. In addition, sales of our ammunition have historically been lower in our first fiscal quarter. We cannot assure you that the seasonality of our sales will not increase in the future. Seasonal variations in our results of operations may reduce our cash on hand, increase our inventory levels and extend our accounts receivable collection periods. This in turn may cause us to increase our debt levels and interest expense to fund our working capital requirements.

Our success depends upon our ability to introduce new products into the market that meet our high standards and match customer preferences.

        Our efforts to introduce new products into the market may not be successful, and any new products that we introduce may not result in customer or market acceptance. We both develop and source new products that we believe will match customer preferences. The development of new products is a lengthy and costly process and may not result in the development of a successful product. In addition, the sourcing of our products is dependent, in part, on our relationships with our third party suppliers. If we are unable to maintain these relationships, we may not be able to continue to source products at competitive prices that both meet our standards and appeal to our customers. Failure to develop or source and introduce new products that consumers want to buy could decrease our sales, operating margins and market share and could adversely affect our business, financial condition or results of operations.

        Even if we are able to develop or source new products, our efforts to introduce new products may be costly and ineffective. When introducing a new product, we incur expenses and expend resources to market, promote and sell the new product. New products that we introduce into the marketplace may be unsuccessful or may achieve success that does not meet our expectations for a variety of reasons, including failure to predict market demand, delays in introduction, unfavorable cost comparisons with alternative products and unfavorable performance. Significant expenses related to new products that prove to be unsuccessful for any reason will adversely affect our results of operations.

Some of our products contain licensed, third party technology that provides important product functionality and features. The loss or inability to obtain any such license could have a material adverse effect on our business.

        Our products may contain technology licensed from third parties that provides important product functionality and features. We cannot assure you that we will have continued access to this technology.

For example, if the licensing company ceases to exist, either from bankruptcy, dissolution or purchase by a competitor, we may lose access to important third party technology and may not be able to obtain replacement technology on favorable terms or at all. In addition, legal actions, such as intellectual property actions, brought against the licensing company could impact our future access to the technology. Any of these actions could negatively impact our technology licensing, thereby reducing the functionality and features of our products, and adversely affect our business, financial condition or results of operations.

We manufacture and sell products that create exposure to potential product liability, warranty liability or personal injury claims and litigation.

        Our products expose us to potential product liability, warranty liability or personal injury claims and litigation relating to the use or misuse of our products. If successful, such claims could have a material adverse effect on our business. In addition, our reputation may be adversely affected by such claims, whether or not successful, including potential negative publicity about our products.

        Defects in our products could reduce demand for our products and result in a decrease in sales, delays in market acceptance and damage to our reputation.

        Complex components and assemblies used in our products may contain undetected defects that are subsequently discovered at any point in the life of the product. In addition, we obtain many of our products and component parts from third party suppliers and may not be able to detect defects in such products or component parts until after they are sold. Defects in our products may result in a loss of sales, delay in market acceptance and damage to our reputation and increased warranty costs, which could have a material adverse effect on our business, financial condition or results of operations.

We are subject to extensive regulation and could incur fines, penalties and other costs and liabilities under such requirements.

        Like many other manufacturers and distributors of consumer products, we are required to comply with the Fair Labor Standards Act, the Occupational Safety and Health Act and many other regulations surrounding employment law, environmental law, taxation and consumer products generally.

        Our operations are subject to a variety of laws and regulations relating to environmental protection, including those governing the discharge, treatment, storage, remediation and disposal of certain materials and wastes, and restoration of damages to the environment, as well as health and safety matters. We could incur substantial costs, including remediation costs, resource restoration costs, fines, penalties and third party property damage or personal injury claims as a result of liabilities under or violations of such laws and regulations or the permits required thereunder. While environmental laws and regulations have not had a material adverse effect on our business, financial condition or results of operations, the ultimate cost of environmental liabilities is difficult to accurately predict and we could incur material additional costs as a result of requirements or obligations imposed or liabilities identified in the future.

        As a manufacturer and distributor of consumer products, we are subject to the Consumer Products Safety Act, which empowers the Consumer Products Safety Commission to exclude from the market products that are found to be unsafe or hazardous. Under certain circumstances, the Consumer Products Safety Commission could require us to repurchase or recall one or more of our products. In addition, laws regulating certain consumer products exist in some cities and states, as well as in other countries in which we sell our products, and more restrictive laws and regulations may be adopted in the future. Any repurchase or recall of our products could be costly to us and could damage our reputation. If we were required to remove, or we voluntarily removed, our products from the market, our reputation could be tarnished and we could have large quantities of finished products that we are unable to sell.

        We are also subject to the rules and regulations of the Bureau of Alcohol, Tobacco, Firearms and Explosives ("ATF"). If we fail to comply with ATF rules and regulations, the ATF may limit our growth or business activities, levy fines against us or, ultimately, revoke our license to do business. Our business, as well as the business of all producers and marketers of ammunition and firearms, is also subject to numerous federal, state, local and foreign laws, regulations and protocols. Applicable laws:

  •
  require the licensing of all persons manufacturing, importing or selling firearms as a business;

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  require background checks for purchasers of firearms;

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  impose waiting periods between the purchase of a firearm and the delivery of a firearm;

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  prohibit the sale of firearms to certain persons, such as those below a certain age and persons with criminal records;

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  regulate the use and storage of gun powder or other energetic materials;

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  regulate the interstate sale of certain firearms;

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  prohibit the interstate mail-order sale of firearms;

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  regulate our employment of personnel with criminal convictions; and

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  restrict access to firearm manufacturing facilities for individuals from other countries or with criminal convictions.

        Also, the export of our products is controlled by the International Traffic in Arms Regulations ("ITAR"). ITAR implements the provisions of the Arms Export Control Act and is enforced by the U.S. Department of State. Among its many provisions, ITAR requires a license application for the export of firearms and congressional approval for any application with a total value of $1 million or higher. Further, because our manufacturing process includes certain toxic, flammable and explosive chemicals, we are subject to the Chemical Facility Anti-Terrorism Standards, as administered by the U.S. Department of Homeland Security, which require that we take additional reporting and security measures related to our manufacturing process.

        Several states currently have laws in effect that are similar to, and in certain cases, more restrictive than, these federal laws.

        Compliance with all of these regulations is costly and time-consuming. Inadvertent violation of any of these regulations could cause us to incur fines and penalties and may also lead to restrictions on our ability to manufacture and sell our products and services and to import or export the products we sell.

Changes in government policies and firearms legislation could adversely affect our financial results.

        The sale, purchase, ownership and use of firearms are subject to thousands of federal, state and local governmental regulations. The basic federal laws governing firearms are the National Firearms Act, the Federal Firearms Act and the Gun Control Act of 1968. These laws generally prohibit the private ownership of fully automatic weapons and place certain restrictions on the interstate sale of firearms unless certain licenses are obtained. We do not manufacture fully automatic weapons. The ammunition industry is also regulated. For example, current federal regulations include licensing requirements for the manufacture or sale of ammunition. We hold all necessary licenses to legally sell firearms and ammunition in the United States.

        Currently, the federal legislature and several state legislatures are considering additional legislation relating to the regulation of firearms. These proposed bills are extremely varied. If enacted, such legislation could effectively ban or severely limit the sale of affected firearms. In addition, if such restrictions are enacted and are incongruent, we could find it difficult, expensive or even practically impossible to comply with them, impeding new product development and the distribution of existing products. We cannot assure you that the regulation of our business activities will not become more restrictive in the future and that any such restriction will not have a material adverse effect on our business.

A significant disruption in our computer systems or a cyber security breach could adversely affect our operations.

        We rely extensively on our computer systems to manage our ordering, pricing, inventory replenishment and other processes. Our systems could be subject to damage or interruption from various sources, including power outages, computer and telecommunications failures, computer viruses, cyber security breaches, vandalism, severe weather conditions, catastrophic events and human error, and our disaster recovery planning cannot account for all eventualities. If our systems are damaged, fail to function properly or otherwise become unavailable, we may incur substantial costs to repair or replace them, and we may experience loss of critical data and interruptions or delays in our ability to perform critical functions, which could adversely affect our business, financial condition or results of operations. Any compromise of our data security could also result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, loss or misuse of the information and a loss of confidence in our data security measures, which could harm our business.

We are exposed to risks associated with ATK's recent acquisitions of Bushnell and Savage Arms, which could adversely affect our future financial results.

        In the 2014 fiscal year, ATK acquired Bushnell, a leading global designer, marketer and distributor of branded sports optics, outdoor accessories and performance eyewear, and also acquired Caliber Company, the parent company of Savage Arms, a leading manufacturer of sporting long guns. After the completion of the Spin-Off, Bushnell and Savage Arms will be part of Vista Outdoor. The acquisitions of Bushnell and Savage Arms involve a number of risks, including the risk that the anticipated benefits and cost synergies from the acquisitions may not be fully realized or may take longer than expected to realize, costs and difficulties related to the integration of the two acquired companies with our operations and unanticipated liabilities or contingencies. For example, we are currently involved in litigation in connection with the Bushnell acquisition, pursuant to which we have sued the seller of Bushnell in connection with the working capital purchase price adjustment. In addition, while we have not yet concluded our analysis, we believe that it is more likely than not that an impairment associated with the acquisition of Savage Arms has occurred in the range of $40 - $50 million, which potential impairment relates to the current market correction impacting demand for firearms. These and other risks relating to the Bushnell and Savage Arms acquisitions could have an adverse effect on our business, financial condition or results of operations.

We may pursue or complete acquisitions, or other transactions, that represent additional risk and could impact future financial results.

        Our business strategy includes the potential for future acquisitions or other transactions. Acquisitions involve a number of risks including integration of the acquired company with our operations and unanticipated liabilities or contingencies related to the acquired company. We cannot assure you that the expected benefits of any future acquisitions or other transactions will be realized. Costs could be incurred on pursuits or proposed acquisitions that have not yet or may not close which could significantly impact our business, financial condition or results of operations. Additionally, after any acquisition, unforeseen issues could arise which adversely affect our anticipated returns or which are otherwise not recoverable as an adjustment to the purchase price. Even after careful integration efforts, actual results of operations may vary significantly from initial estimates. For example, in fiscal year 2012 we recorded an impairment to the goodwill associated with our acquisition of the Eagle business, which impairment related to an anticipated decline in deployed military forces. Furthermore, we may engage in other strategic business transactions. Such transactions could cause unanticipated costs and difficulties, may not achieve intended results and may require significant time and attention from management, which could have an adverse impact on our business, financial condition or results of operations.

Our business is highly dependent upon our brand recognition and reputation, and the failure to maintain or enhance our brand recognition or reputation would likely have an adverse effect on our business.

        Our brand recognition and reputation are critical aspects of our business. We believe that maintaining and enhancing our brands as well as our reputation are critical to retaining existing customers and attracting new customers. We also believe that the importance of our brand recognition and reputation will continue to increase as competition in the markets in which we compete continues to develop.

        Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our advertising, promotion, public relations and marketing programs. These brand promotion activities may not yield increased revenue and the effectiveness of these activities will depend on a number of factors, including our ability to:

  •
  determine the appropriate creative message, media mix and markets for advertising, marketing and promotional initiatives and expenditures;

  •
  identify the most effective and efficient level of spending in each market, medium and specific media vehicle; and

  •
  effectively manage marketing costs, including creative and media expenses, in order to maintain acceptable customer acquisition costs.

        If we implement new marketing and advertising strategies, we may utilize marketing and advertising channels with significantly higher costs than our current channels, which could adversely affect our results of operations. Implementing new marketing and advertising strategies could also increase the risk of devoting significant capital and other resources to endeavors that do not prove to be cost effective. We also may incur marketing and advertising expenses significantly in advance of the time we anticipate recognizing revenue associated with such expenses, and our marketing and advertising expenditures may not generate sufficient levels of brand awareness or result in increased revenue. Even if our marketing and advertising expenses result in increased revenue, the increase in revenue might not offset our related marketing and advertising expenditures. If we are unable to maintain our marketing and advertising channels on cost-effective terms or replace or supplement existing marketing and advertising channels with similarly or more cost-effective channels, our marketing and advertising expenses could increase substantially, our customer base could be adversely affected and our business, financial condition or results of operations could be adversely impacted.

We may incur substantial litigation costs to protect our intellectual property, and if we are unable to protect our intellectual property, we may lose our competitive advantage. We may be subject to intellectual property infringement claims, which could cause us to incur litigation costs and divert management attention from our business.

        Our future success depends in part upon our ability to protect our intellectual property. Our protective measures, including patents, trademarks, copyrights, trade secret protection and internet identity registrations, may prove inadequate to protect our proprietary rights and market advantage. The right to stop others from misusing our trademarks and service marks in commerce depends, to some extent, on our ability to show evidence of enforcement of our rights against such misuse in commerce. Our efforts to stop improper use, if insufficient, may lead to loss of trademark and service mark rights, brand loyalty and notoriety among our customers and prospective customers. The scope of any patent to which we have or may obtain rights may not prevent others from developing and selling competing products. In addition, our patents may be held invalid upon challenge, or others may claim rights in, or ownership of, our patents. Moreover, we may become subject to litigation with parties that claim, among other matters, that we infringed their patents or other intellectual property rights. The defense and prosecution of patent and other intellectual property claims are both costly and time-consuming, and could result in a material adverse effect on our business and financial position.

        Also, any intellectual property infringement claims against us, with or without merit, could be costly and time-consuming to defend and divert our management's attention from our business. If our products were found to infringe a third party's proprietary rights, we could be forced to enter into costly royalty or licensing agreements in order to be able to sell our products or discontinue use of the protected technology. Such royalty and licensing agreements may not be available on terms acceptable to us or at all. Rights holders may demand payment for past infringements or force us to accept costly license terms or discontinue use of protected technology or works of authorship.

        We may become involved in litigation regarding patents and other intellectual property rights. Other companies, including our competitors, may develop intellectual property that is similar or superior to our intellectual property, duplicate our intellectual property or design around our patents, and may have or obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our products. Effective intellectual property protection may be unavailable or limited in some foreign countries in which we sell products or from which competing products may be sold. Unauthorized parties may attempt to copy or otherwise use aspects of our intellectual property and products that we regard as proprietary. Our means of protecting our proprietary rights in the United States or abroad may prove to be inadequate, and competitors may be able to develop similar intellectual property independently. If our intellectual property protection is insufficient to protect our intellectual property rights, we could face increased competition in the markets for our products.

        Should any of our competitors file patent applications or obtain patents that claim inventions also claimed by us, we may choose to participate in an interference proceeding to determine the right to a patent for these inventions because our business would be harmed if we fail to enforce and protect our intellectual property rights. Even if the outcome is favorable, this proceeding could result in substantial costs to us and disrupt our business.

        In the future, we also may need to file lawsuits to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse affect on our business, financial condition or results of operations.

Shortages of, and price increases for, components, parts, raw materials and other supplies may delay or reduce our sales and increase our costs, thereby harming our results of operations.

        Although we manufacture many of the components for our products, we purchase from third parties some important components and parts, including but not limited to bolt carriers, rifle receivers, magazines, barrels, rifle stocks and bulk gun powder. The costs of these components and parts are affected by commodity prices and are, therefore, subject to price volatility caused by weather, market conditions and other factors that are not predictable or within our control. We also use numerous commodity materials in producing and testing our products, including steel, wood, lead, copper, zinc and plastics. We cannot assure you that commodity prices will not increase, and any such increase in commodity prices may harm our results of operations.

        Our inability to obtain sufficient quantities of components, parts, raw materials and other supplies from independent sources necessary for the production of our products could result in reduced or delayed sales or lost orders. Any delay in or loss of sales or orders could adversely impact our results of operations. Many of the components, parts, raw materials and other supplies used in the production of our products are available only from a limited number of suppliers. We do not have long-term supply contracts with some of these suppliers. As a result, we could be subject to increased costs, supply interruptions or orders and difficulties in obtaining materials. Our suppliers also may encounter difficulties or increased costs in obtaining the materials necessary to produce their products that we use in our products. The time lost in seeking and acquiring new sources could have an adverse effect on our business, financial condition or results of operations.

Increases in energy costs would increase our operating costs and could have an adverse effect on our earnings.

        Higher prices for electricity, natural gas and fuel increase our production and shipping costs. A significant shortage, increased prices or interruptions in the availability of these energy sources would increase the costs of producing and delivering products to our customers, and would be likely to negatively affect our earnings. Energy costs have varied significantly during recent fiscal years and remain a volatile element of our costs.

Catastrophic events may disrupt our business.

        A disruption or failure of our systems or operations in the event of a major earthquake, weather event, cyber-attack, terrorist attack or other catastrophic event could cause delays in completing sales, providing services or performing other mission-critical functions. A catastrophic event that results in the destruction or disruption of any of our critical business or information technology systems could harm our ability to conduct normal business operations and our results of operations.

        In addition, damage or disruption to manufacturing and distribution capabilities of our suppliers because of a major earthquake, weather event, cyber-attack, terrorist attack or other catastrophic event could impair our ability to manufacture or sell our products. In addition, failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could have a material adverse effect on our business, financial condition or results of operations, as well as require additional resources to restore our supply chain.

        Some of our products involve the manufacture or handling of a variety of explosive and flammable materials. From time to time, these activities have resulted in incidents that have temporarily shut down or otherwise disrupted some manufacturing processes, causing production delays and resulting in liability for workplace injuries and fatalities. We have safety and loss prevention programs that require detailed pre-construction reviews of process changes and new operations, along with routine safety audits of operations involving explosive materials, to mitigate such incidents, as well as a variety of insurance policies. We cannot assure you, however, that we will not experience similar incidents in the future or that any similar incidents will not result in production delays or otherwise have a material adverse effect on our business, financial condition or results of operations.

General economic conditions affect our results of operations.

        Our revenues are affected by economic conditions and consumer confidence worldwide, but especially in the United States. In times of economic uncertainty, consumers tend to defer expenditures for discretionary items, which affects demand for our products. Moreover, our businesses are cyclical in nature, and their success is impacted by general economic conditions and specific economic conditions affecting the regions and markets we serve, the overall level of consumer confidence in the economy and discretionary income levels. Any substantial deterioration in general economic conditions that diminish consumer confidence or discretionary income could reduce our sales and adversely affect our financial results. Moreover, declining economic conditions create the potential for future impairments of goodwill and other intangible and long-lived assets that may negatively impact our financial condition or results of operations. While we have not yet concluded our analysis, we believe that it is more likely than not that an impairment associated with the acquisition of Savage Arms has occurred in the range of $40 - $50 million, which potential impairment relates to the current market correction impacting demand for firearms. The impact of weak consumer credit markets, corporate restructurings, layoffs, high unemployment rates, declines in the value of investments and residential real estate, higher fuel prices and increases in federal and state taxation all can negatively affect our results of operations.

The loss of our Chief Executive Officer, other members of our senior management or certain other key executives could significantly harm our business.

        Our ability to maintain our competitive position is dependent to a large degree on the efforts and skills of our senior management team, including Mark DeYoung, our Chairman and Chief Executive Officer, and Stephen Nolan, our Senior Vice President and Chief Financial Officer. The loss of Mr. DeYoung, Mr. Nolan or one or more members of our senior management may significantly impair our business. In addition, many of our senior executives have strong industry reputations, which aid us in identifying commercial, financing and strategic acquisition opportunities, and having such opportunities brought to us. The loss of the services of one or more of these key personnel could materially and adversely affect our operations because of diminished relationships with customers, lenders and industry participants.

Our results of operations could be impacted by unanticipated changes in tax provisions or exposure to additional income tax liabilities.

        Our business operates in many locations under government jurisdictions that impose income taxes. Changes in domestic or foreign income tax laws and regulations, or their interpretation, could result in higher or lower income tax rates assessed or changes in the taxability of certain revenues or the deductibility of certain expenses, thereby affecting our income tax expense and profitability. In addition, audits by income tax authorities could result in unanticipated increases in our income tax expense.

We may need to raise additional capital, and we cannot be sure that additional financing will be available.

        Subsequent to the Spin-Off, we will need to fund our ongoing working capital, capital expenditure and financing requirements through cash flows from operations and new sources of financing. Our ability to obtain future financing will depend, among other things, on our financial condition or results of operations as well as on the condition of the capital markets or other credit markets at the time we seek financing. Increased volatility and disruptions in the financial markets could make it more difficult and more expensive for us to obtain financing. We cannot assure you that, as a new public company, we will have access to the capital markets on terms we find acceptable or at all.

        The terms of the Credit Agreement that governs the Senior Credit Facilities restricts our current and future operations, particularly our ability to incur debt that we may need to fund initiatives in response to changes in our business, the industries in which we operate, the economy and governmental regulations.

        The Credit Agreement that governs the Senior Credit Facilities contains a number of restrictive covenants that impose significant operating and financial restrictions on us and our subsidiaries and limits our ability to engage in actions that may be in our long-term best interests, including restrictions on our and our subsidiaries' ability to:

  •
  incur or guarantee additional indebtedness or sell disqualified or preferred stock;

  •
  pay dividends on, make distributions in respect of, repurchase or redeem, capital stock;

  •
  make investments or acquisitions;

  •
  sell, transfer or otherwise dispose of certain assets;

  •
  create liens;

  •
  enter into sale/leaseback transactions;

  •
  enter into agreements restricting the ability to pay dividends or make other intercompany transfers;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our or our subsidiaries' assets;

  •
  enter into transactions with affiliates;

  •
  prepay, repurchase or redeem certain kinds of indebtedness;

  •
  issue or sell stock of our subsidiaries; and

  •
  significantly change the nature of our business.

        In addition, the Credit Agreement that governs the Senior Credit Facilities has financial covenants that require us to maintain a consolidated interest coverage ratio (as defined in the Credit Agreement) of not less than 3.00 to 1.00 and to maintain a consolidated leverage ratio (as defined in the Credit Agreement) of 3.50 to 1.00 or less. Our ability to meet these financial covenants may be affected by events beyond our control.

        As a result of all of these restrictions, we may be:

  •
  limited in how we conduct our business and pursue our strategy;

  •
  unable to raise additional debt or equity financing that we may require to operate during general economic or business downturns; or

  •
  unable to compete effectively or to take advantage of new business opportunities.

        If we were unable to repay the amounts due and payable under the Senior Credit Facilities, the lenders under the Senior Credit Facilities could proceed against the collateral that secures the indebtedness. In the event our creditors accelerate the repayment of our borrowings, we may not have sufficient assets to repay such indebtedness.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

        Substantially all of our long-term indebtedness will consist of term loans or revolving credit facility borrowings with variable rates of interest that expose us to interest rate risk. If interest rates increase, our debt service obligations on our variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows will correspondingly decrease. At our expected level of indebtedness of $350 million after giving effect to the incurrence of the Term Loan under the Senior Credit Facilities, a change of 1/8 of one percent in interest rates on our variable rate indebtedness would result in a $0.4 million change in annual estimated interest expense. Even if we enter into interest rate swaps in the future in order to reduce future interest rate volatility, we may not elect to maintain such interest rate swaps with respect to any of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

The level of returns on pension and postretirement plan assets, changes in interest rates and other factors could affect our earnings and cash flows.

        Our earnings may be positively or negatively impacted by the amount of expense or income recorded for employee benefit plans, primarily pension plans and other postretirement plans. Generally accepted accounting principles in the United States require us to calculate income or expense for the plans using actuarial valuations. These valuations are based on assumptions made relating to financial market and other economic conditions. Changes in key economic indicators can result in changes in these assumptions. The key fiscal year-end assumptions used to estimate pension and postretirement benefit expense or income for the following fiscal year are the discount rate, the expected long-term rate of return on plan assets, the rate of increase in future compensation levels, mortality rates and the health care cost trend rate. We are required to remeasure our plan assets and benefit obligations annually, which may result in a significant change to equity through other comprehensive income (loss). Our pension and other postretirement benefit income or expense can also be affected by legislation or other regulatory actions. Additional information on how our financial statements can be affected by pension plan accounting policies can be found under "Management's Discussion and Analysis of Financial Condition or Results of Operations—Contractual Obligations and Commercial Commitments."

New regulations related to conflict minerals may force us to incur additional expenses.

        The SEC has adopted additional disclosure requirements related to certain minerals sourced from the Democratic Republic of Congo and surrounding countries, or "conflict minerals," that are necessary to the functionality of a product manufactured, or contracted to be manufactured, by an SEC reporting company. The minerals that the final rules cover are commonly referred to as "3TG" and include tin, tantalum, tungsten and gold. Implementation of the new disclosure requirements could affect the sourcing and availability of some of the minerals that we use in the manufacture of our products. Our supply chain is complex, and we may not be able to conclusively verify whether conflict minerals are used in our products or whether our products are "conflict free." We could incur significant costs related to the compliance process, including potential difficulty or added costs in satisfying the disclosure requirements.

A portion of our workforce belongs to a union. Failure to successfully negotiate or renew the collective bargaining agreement, or any strikes, slow-downs or other labor-related disruptions, could adversely affect our operations and could result in increased costs that impair our financial performance.

        Approximately 4.1% of our employees are covered by a collective bargaining agreement, which expires on June 30, 2017. Strikes, slow-downs or other labor-related disruptions could occur if we are unable to either negotiate or renew our collective bargaining agreement on satisfactory terms, which could adversely impact our results of operations. The terms and conditions of new or renegotiated agreements could also increase our costs or otherwise affect our ability to fully implement future operational changes to enhance our efficiency.

Risks Relating to the Spin-Off

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

        We believe that, as an independent, publicly traded company, we will be able to, among other things, better focus our financial and operational resources on our specific business, implement and maintain a capital structure designed to meet our specific needs, design and implement corporate strategies and policies that are targeted to our business, more effectively respond to industry dynamics and create effective incentives for our management and employees that are more closely tied to our business performance. By separating from ATK, however, we may be more susceptible to market fluctuations and other adverse events. In addition, we may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. The completion of the Spin-Off will also require significant amounts of our management's time and effort, which may divert management's attention from operating and growing our business. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition or results of operations could be adversely affected.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent, publicly traded company, and we may experience increased costs after the Spin-Off.

        We have historically operated as part of ATK's broader corporate organization, and ATK provided various corporate services for us, including information technology, tax administration, treasury activities, accounting, benefits administration, legal and ethics and compliance program administration. Following the Spin-Off, ATK will have no obligation to provide us with assistance other than the transition services to be provided under the Transition Services Agreement, which is described under "Certain Relationships and Related Party Transactions—Agreements with ATK." The term of the Transition Services Agreement will be for 12 months (except in the case of tax services, which will generally be for 18 months). Once the Transition Services Agreement terminates, we will need to provide the covered services internally or obtain them from unaffiliated third parties. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from Orbital ATK. In addition, the services to be provided under the Transition Services Agreement do not include every service that we have received from ATK in the past. Accordingly, immediately following the Spin-Off, we will need to provide internally or obtain from unaffiliated third parties such other services. Because our business has historically operated as part of the wider ATK organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or may incur additional costs that could adversely affect our business. If we fail to obtain the quality of services necessary to operate effectively or incur greater costs in obtaining these services, our business, financial condition or results of operations may be adversely affected.

        We have no recent operating history as an independent, publicly traded company, and our historical financial information is not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

        We derived the historical financial information included in this Information Statement from ATK's consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position we would have achieved as an independent, publicly traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

  •
  Prior to the Spin-Off, we operated as part of ATK's broader corporate organization, and ATK provided various corporate services for us, including information technology, tax administration, treasury activities, accounting, benefits administration, legal and ethics and compliance program administration. Our historical financial information reflects allocations of corporate expenses from ATK for these and similar services. These allocations may not reflect the costs we will incur for similar services in the future as an independent, publicly traded company.

  •
  We will enter into transactions with ATK that did not exist prior to the Spin-Off, including Orbital ATK's provision of transition services, which will cause us to incur new costs. For addition information regarding these transitional services, see "Certain Relationships and Related Party Transactions—Agreements with ATK—Transition Services Agreement."

  •
  Our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from ATK, including changes in our cost structure, personnel needs, tax structure, financing and business operations. As part of ATK, we enjoyed certain benefits from ATK's operating diversity, size, purchasing power, borrowing leverage and available capital for investments, and we will lose these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses, or access capital markets on terms as favorable to us as those that were available to us as part of ATK prior to the Spin-Off. In addition, subject to the discretion of our board of directors and other factors, we may make dividend payments to our stockholders, and our historical financial information does not reflect the payment of dividends.

        In addition, we may incur increased costs after the Spin-Off as a result of the loss of synergies we currently enjoy from operating as part of ATK. Following the Spin-Off, we will be responsible for the additional costs associated with being an independent, publicly traded company, including costs related to corporate governance, investor and public relations and public reporting. If the Spin-Off had occurred on April 1, 2013, we estimate that for the year ended March 31, 2014, we would have incurred approximately $15.0 million of such corporate costs. Our actual additional costs associated with being an independent, publicly traded company may vary materially from this estimate. We also may face reduced purchasing power with respect to certain enterprise-wide purchases, such as certain third-party services, certain off-the-shelf software licenses and other information technology hardware and software. Further, as a standalone, publicly traded company, our ability to borrow money in the capital markets will be measured based upon our standalone financial position and performance and conditions of the outdoor sports and recreation markets, without any consideration of ATK's Aerospace and Defense Group. Therefore, we may experience higher borrowing costs following the Spin-Off. Relatedly, our historical financial data does not include an allocation of interest expense comparable to the interest expense we will incur as a result of the Transaction, including interest expense in connection with the Senior Credit Facilities. If the Spin-Off had occurred on April 1, 2013, we estimate that for the year ended March 31, 2014, our pro forma net interest expense would have been $6.7 million, exclusive of fees and discounts.

        Our financial statements may not be indicative of our future performance as an independent, publicly traded company. While we have historically been profitable as part of ATK, we cannot assure you that our profits will continue at a similar level when we are an independent, publicly traded company. For additional information about our past financial performance and the basis of presentation of our financial statements, see "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition or Results of Operations" and our historical financial statements and the notes thereto included elsewhere in this Information Statement.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with ATK.

        We have entered or will enter into, as applicable, certain agreements with ATK related to our separation from ATK, including the Transaction Agreement, Transition Services Agreement, Tax Matters Agreement and the Supply Agreements, while we are still part of ATK. Accordingly, these agreements may not reflect terms that would have resulted from arm's-length negotiations among unaffiliated third parties. The terms of these agreements will relate to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations between ATK and us. We may have received better terms from third parties because third parties may have competed with each other to win our business. See "Certain Relationships and Related Party Transactions."

We may be unable to take certain actions after the Merger because such actions could jeopardize the tax-free status of the Spin-Off or the Merger, and such restrictions could be significant.

        Under the Tax Matters Agreement to be entered into by ATK and Vista Outdoor on or prior to the Distribution Date, Vista Outdoor is prohibited from taking actions or omissions that could reasonably be expected to cause the Spin-Off to be taxable or to jeopardize the conclusions of the opinions of counsel received by ATK or Orbital.

        In particular, for two years after the Spin-Off, Vista Outdoor may not:

  •
  liquidate, whether by merger, consolidation or otherwise;

  •
  redeem or otherwise repurchase its capital stock, subject to certain exceptions provided by the Tax Matters Agreement;

  •
  cease to be engaged in the active conduct of, or sell or transfer more than 30% of the gross assets or gross consolidated assets of, the sporting business; or

  •
  enter into any agreement, understanding or arrangement or engage in any substantial negotiations with respect to any transaction involving the acquisition, issuance, repurchase or change of ownership of 30% or more of the Vista Outdoor capital stock, in each case together with options or other rights in respect of that capital stock, subject to certain exceptions relating to employee compensation arrangements, open market stock repurchases and stockholder rights plans.

        Vista Outdoor is permitted to take any of the actions described above if it obtains an opinion of counsel that is reasonably acceptable to ATK (or an IRS private letter ruling) to the effect that the action will not affect the tax-free status of the Spin-Off, the Merger or certain related transactions. Such a ruling or opinion may not be obtainable, however. In addition, the receipt of any such opinion or IRS ruling in respect of an action Vista Outdoor proposes to take will not relieve Vista Outdoor of any obligation it has to indemnify ATK if such action causes the Spin-Off, Merger or certain related transactions to be taxable to ATK.

        Because of these restrictions, for two years after the Spin-Off, Vista Outdoor may be limited in the amount of capital stock it can issue to make acquisitions or to raise additional capital. Also, Vista Outdoor's indemnity obligation to ATK may discourage, delay or prevent a third party from acquiring control of Vista Outdoor during this two-year period in a transaction that stockholders of Vista Outdoor might consider favorable. For additional information, see the section entitled "Certain Relationships and Related Party Transactions-Agreements with ATK—Tax Matters Agreement."

        If the Spin-Off does not qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code (the "Code"), including as a result of subsequent acquisitions of our stock, then we may be obligated to indemnify ATK for such taxes imposed on the combined company.

        The Spin-Off and the Merger are conditioned upon ATK's receipt of an opinion of counsel to the effect that the Spin-Off, Merger and certain related transactions will qualify as tax-free to ATK, Vista Outdoor, Orbital and the stockholders of ATK and Orbital for U.S. federal income tax purposes, except with respect to any cash received by such stockholder in lieu of fractional shares, and except for any gain or loss from any intercompany transactions (within the meaning of Treasury Regulations Section 1.1502-13) taken into account upon the Spin-Off. The Spin-Off and the Merger are also conditioned upon Orbital's receipt of an opinion of counsel to the effect that the Merger will qualify as tax-free to Orbital and the Orbital stockholders for U.S. federal income tax purposes, except with respect to cash received by such stockholders in lieu of fractional shares. The parties will not, however, seek a private letter ruling from the IRS with respect to the tax-free treatment of the Spin-Off, the Merger or any related transactions. An opinion of counsel represents counsel's best legal judgment but is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. The opinions of counsel are based on, among other things, certain representations and assumptions as to factual matters made by ATK, Vista Outdoor and Orbital. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the opinions. In addition, the opinions will be based on current law and cannot be relied upon if current law changes with retroactive effect. If the Spin-Off or certain related transactions were taxable, ATK stockholders would recognize income on their receipt of Vista Outdoor stock in the Spin-Off and ATK would be considered to have made a taxable sale of certain of its assets to Vista Outdoor, and could recognize a substantial amount of taxable gain.

        The Spin-Off will be taxable to ATK pursuant to Section 355(e) of the Code if there is a 50% or more change in ownership of either ATK or Vista Outdoor, directly or indirectly, as part of a plan or series of related transactions that include the Spin-Off. Because ATK stockholders will collectively own more than 50% of the ATK common stock following the Merger, the Merger alone will not cause the Spin-Off to be taxable to ATK under Section 355(e). However, Section 355(e) could apply if other acquisitions of stock of ATK before or after the Merger, or of Vista Outdoor after the Merger, are considered to be part of a plan or series of related transactions that include the Spin-Off. If Section 355(e) applied, ATK would be considered to have made a taxable sale of certain of its assets to Vista Outdoor and could recognize a substantial amount of taxable gain.

        Under the Tax Matters Agreement, in certain circumstances, and subject to certain limitations, Vista Outdoor will be required to indemnify ATK against any taxes incurred by ATK on the Spin-Off that arise as a result of actions or failures to act by Vista Outdoor, or as a result of Section 355(e) applying due to acquisitions of Vista Outdoor stock after the Spin-Off. Any such indemnification obligation could materially adversely affect Vista Outdoor's financial condition. Additionally, Vista Outdoor's indemnity obligation to ATK may discourage, delay or prevent a third party from acquiring control of Vista Outdoor during this two-year period in a transaction that stockholders of Vista Outdoor might consider favorable. For additional information, see the section entitled "The Spin-Off-Material U.S. Federal Income Tax Consequences of the Spin-Off."

Risks Relating to the Securities Market and Ownership of Our Common Stock

No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off our stock price may fluctuate significantly.

        There is currently no public market for our common stock. We intend to apply to list our common stock on the NYSE. We anticipate that before the Distribution Date, trading of shares of our common stock may begin on a "when-issued" basis and this trading will continue up to and including the Distribution Date. However, an active trading market for our common stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for stockholders to sell our shares and could lead to our share price being depressed or volatile.

        We cannot predict the prices at which our common stock may trade after the Spin-Off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

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  actual or anticipated fluctuations in our results of operations due to factors related to our business;

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  success or failure of our business strategies;

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  our quarterly or annual earnings, or those of other companies in our industry;

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  our ability to obtain financing as needed;

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  announcements by us or our competitors of significant acquisitions or dispositions;

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  changes in accounting standards, policies, guidance, interpretations or principles;

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  the failure of securities analysts to cover our common stock after the Spin-Off;

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  changes in earnings estimates by securities analysts or our ability to meet those estimates;

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  the operating and stock price performance of other comparable companies;

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  investor perception of our company and the shooting and outdoor recreational industry;

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  overall market fluctuations;

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  results from any material litigation or government investigation;

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  changes in laws and regulations (including tax laws and regulations) affecting our business;

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  changes in capital gains taxes and taxes on dividends affecting stockholders; and

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  general economic conditions and other external factors.

        Furthermore, our business profile and market capitalization may not fit the investment objectives of some ATK stockholders and, as a result, these ATK stockholders may sell their shares of our common stock after the Distribution. See "—Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline." Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.

        Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.

        ATK stockholders receiving shares of our common stock in the Distribution generally may sell those shares immediately in the public market. Although we have no actual knowledge of any plan or intention of any significant stockholder to sell our common stock following the Spin-Off, it is likely that some ATK stockholders, possibly including some of its larger stockholders, will sell their shares of our common stock received in the Distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or, in the case of index funds, we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock or the perception in the market that such sales may occur may decrease the market price of our common stock.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness will limit our ability to pay dividends on our common stock.

        Following the Spin-Off, we do not currently expect to pay dividends on our common stock. Instead, we intend to retain our future earnings to finance the growth and development of our business and for working capital and general corporate purposes. Any future payment of dividends will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our board of directors deems relevant. For more information, see "Dividend Policy." We cannot assure you that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends, and we cannot assure you that, in the future, the combined annual dividends paid on ATK common stock, if any, and our common stock, if any, after the Spin-Off will equal the annual dividends on ATK common stock prior to the Spin-Off.

Your percentage ownership in Vista Outdoor may be diluted in the future.

        Your percentage ownership in Vista Outdoor may be diluted in the future because of equity awards that we expect to grant to our directors, officers and other employees. Prior to completion of the Spin-Off, we expect to approve an incentive plan that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments that we may make in the future or as necessary to finance our ongoing operations.

Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws, the Tax Matters Agreement and Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

        Several provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These include provisions that:

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  permit us to issue preferred stock as more fully described under "Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws";

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  forbid our stockholders to act by written consent and require that stockholder action must take place at a duly called annual or special meeting of our stockholders;

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  establish how stockholders may present proposals or nominate directors for election at meetings of our stockholders;

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  divide our board of directors into three classes, with each class serving a staggered three-year term, which could have the effect of making the replacement of incumbent directors more time consuming and difficult;

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  mandate that stockholders may only remove directors for cause;

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  grant exclusive privilege (subject to certain limited exceptions) to our directors, and not our stockholders, to fill vacancies on our board of directors;

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  provide that only our board of directors, Chairman of our board of directors, our Chief Executive Officer or the President (in the absence of the Chief Executive Officer) are entitled to call a special meeting of our stockholders; and

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  limit our ability to enter into business combination transactions with certain stockholders.

        These and other provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware law may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of us, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price. See "Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws" for more information.

        In addition, under the Tax Matters Agreement to be entered into by ATK and Vista Outdoor on or prior to the Distribution Date, Vista Outdoor's indemnity obligation to ATK may discourage, delay or prevent a third party from acquiring control of Vista Outdoor during the two-year period following the Spin-Off in a transaction that stockholders of Vista Outdoor might consider favorable. See "—Risks Relating to the Spin-Off—We may be unable to take certain actions after the Merger because such actions could jeopardize the tax-free status of the Spin-Off or the Merger, and such restrictions could be significant."

 CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This Information Statement contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements give our current expectations or forecasts of future events. Words such as "may," "will," "expected," "intend," "estimate," "anticipate," "believe," "project," or "continue," and similar expressions are used to identify forward-looking statements. These forward-looking statements are based on management's current expectations and assumptions regarding our business and performance, the economy and other future conditions and forecasts of future events, circumstances and results. Consequently, no forward-looking statements can be guaranteed. Actual results may vary materially. We caution you not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and you should not consider the following list to be a complete statement of all potential risks and uncertainties. Any change in the following factors may impact the achievement of results:

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  competition in the outdoor sporting market;

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  change in demand and manufacturing costs of our products;

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  supply, availability, and costs of raw materials and components, including commodity price fluctuations;

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  risks associated with expansion into new and adjacent commercial markets;

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  government laws and other rules and regulations applicable to Vista Outdoor, including procurement and import-export control;

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  exposure to potential product liability, warranty liability or personal injury claims and litigation;

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  our products, including ammunition and firearms, are subject to extensive regulation;

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  environmental laws that govern past, current and future practices and rules and regulations;

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  changes in the regulation of the manufacture, sale and purchase of firearms and ammunition;

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  security threats, including cybersecurity and other industrial and physical security threats;

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  the costs and ultimate outcome of litigation matters and other legal proceedings;

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  major earthquakes, weather events, cyber-attacks, terrorist attacks or other catastrophic events at any of our facilities;

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  financial market disruptions or volatility to our customers and vendors;

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  unanticipated changes in the tax provision or exposure to additional tax liabilities;

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  costs of servicing our debt, including cash requirements and interest rate fluctuations;

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  actual pension and other postretirement plan asset returns and assumptions regarding future returns, discount rates, service costs, mortality rates and health care cost trend rates;

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  performance of our subcontractors; and

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  development of key technologies and retention of a qualified workforce.

        This list of factors is not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that would impact our business, financial condition and results of operations. Any forward-looking statements made by us in this Information Statement speak only as of the date on which they are made. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise.

 THE SPIN-OFF

Background

        On April 28, 2014, ATK entered into a Transaction Agreement (the "Transaction Agreement") with Vista Outdoor, Vista Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of ATK ("Merger Sub"), and Orbital Sciences Corporation, a Delaware corporation ("Orbital"), providing for the Spin-Off of ATK's Sporting Group to ATK's stockholders, which will be immediately followed by the merger of Merger Sub with and into Orbital (the "Merger" and together with the Spin-Off, the "Transaction"), with Orbital surviving the Merger as a wholly owned subsidiary of ATK. The combined company's name will be Orbital ATK Inc., which we refer to as "Orbital ATK." The Merger is described in greater detail under a separate registration statement on Form S-4 filed by ATK (Reg. No. 333-198460).

        To effect the Spin-Off, ATK is undertaking the Sporting Transfers described under "Certain Relationships and Related Party Transactions—ATK—Transaction Agreement—Sporting Transfers." Following the Sporting Transfers, ATK will distribute all the shares of our common stock to its stockholders on a pro rata basis. Following the Spin-Off, ATK will cease to own any equity interest in us, and we will operate as an independent, publicly traded company.

        Pursuant to the terms of the Transaction Agreement, ATK will be obligated to effect the Distribution after the satisfaction or waiver, in its sole discretion, of certain conditions. The approval by holders of a majority of ATK's common stock of the issuance of ATK common stock to Orbital stockholders in connection with the Merger is a condition to ATK's obligation to effect the Distribution. ATK is seeking such approval from the holders of ATK common stock at a special meeting of ATK's stockholders to be held on January 27, 2015. We are not asking you to take any other action, make any payment or surrender or exchange any of your shares of ATK common stock for shares of our common stock in connection with the Spin-Off. For a more detailed description, see "—Conditions to the Spin-Off."

Reasons for the Spin-Off

        The ATK board of directors believes that the separation of ATK's Sporting Group business from its Aerospace and Defense Group would be in the best interests of ATK and its stockholders and approved the plan of separation. A wide variety of factors were considered by the ATK board of directors in evaluating the separation. Among other things, the ATK board of directors considered the following potential benefits of the separation:

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  Strategic Clarity and Focus.  Following the Spin-Off, Orbital ATK and Vista Outdoor will each have a more focused business and customer base and be better able to dedicate financial resources to pursue appropriate growth opportunities and execute strategic plans best suited to its respective business and customer base. In particular, the Spin-Off will allow Vista Outdoor to further expand the range of its outdoor sporting products and enter new, adjacent markets. The Spin-Off will also allow each of Orbital ATK and Vista Outdoor to enhance their respective strategic flexibility to respond to industry dynamics.

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  Efficient Capital Allocation.  The Spin-Off will permit each of Orbital ATK and Vista Outdoor to concentrate their respective financial resources solely on their own operations without having to compete with each other for investment capital. This will provide each company with greater flexibility to invest capital in their respective businesses in a time and manner appropriate for their distinct strategies and business needs and will facilitate a more efficient allocation of capital. Investors will be able to value appropriately each of Orbital ATK and Vista Outdoor based on its own characteristics and merits.

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  Focused Management.  The Spin-Off will allow the management of each of Orbital ATK and Vista Outdoor to devote their respective time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of their respective companies.

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  Management Alignment.  The Spin-Off will enable Vista Outdoor to create incentives for its management and employees that are more closely tied to its business performance and stockholder expectations. Vista Outdoor's equity-based compensation arrangements will more closely align the interests of Vista Outdoor's management and employees with the interests of its stockholders, which we expect to increase Vista Outdoor's ability to attract and retain personnel. In addition, the Spin-Off will allow Vista Outdoor to attract talented management and employees interested in working in the outdoor recreation industry.

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  Stockholder Flexibility.  The Spin-Off will allow investors to make independent investment decisions with respect to Orbital ATK and Vista Outdoor and will enable Orbital ATK and Vista Outdoor to align with a more natural stockholder base. Investments in Orbital ATK or Vista Outdoor may appeal to investors with different goals, interests and concerns. In addition, the Spin-Off will allow Vista Outdoor to raise equity capital in the future, if needed, among investors most interested in the outdoor recreation industry.

        In addition, the Spin-Off is a condition to the Merger. The ATK board of directors believes that the Merger will provide a number of significant benefits, including the following:

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  the Merger will create a more focused aerospace and defense business, which will provide its customers with advanced capabilities and a commitment to continuous innovation in support of the U.S. military and allied military requirements, space missions and aerospace capabilities;

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  with a significant increase in scale and potential to achieve substantial synergies, Orbital ATK will have greater growth potential than either ATK or Orbital would on a standalone basis;

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  the Merger is expected to generate meaningful synergies, including through the consolidation of corporate functions and increased operational efficiencies through the adoption of the best practices and capabilities from ATK and Orbital;

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  the Merger will enable Orbital ATK to provide customers with additional value through a collective workforce of approximately 13,000 highly skilled employees with a shared commitment to provide the best products, systems, services and solutions and with benefits from greater career and professional development opportunities generated by the Merger; and

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  positions Orbital ATK to have, as a combined company, a stronger financial position.

        The ATK board of directors also considered a number of potentially negative factors in evaluating the Spin-Off, including the loss of synergies and joint purchasing power and increased costs resulting from operating as a separate public entity, one-time costs of the Spin-Off, the risk of not realizing the anticipated benefits of the Spin-Off and limitations placed upon Vista Outdoor as a result of any tax-sharing agreement. The ATK board of directors concluded that the potential benefits of the Spin-Off outweighed these factors.

When and How You Will Receive Vista Outdoor Shares

        ATK will distribute to its stockholders, as a pro rata dividend, two (2) shares of our common stock for each share of ATK common stock outstanding as of February 2, 2015, which is the Record Date.

        Prior to the Distribution, ATK will deliver all of the issued and outstanding shares of our common stock to the distribution agent. Computershare Trust Company, N.A. will serve as distribution agent in connection with the Distribution and as transfer agent and registrar for our common stock.

        If you own ATK common stock as of the close of business on the Record Date, the shares of our common stock that you are entitled to receive in the Distribution will be issued to your account as follows:

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  Registered stockholders.  If you own your shares of ATK common stock directly through ATK's transfer agent, Computershare Trust Company, N.A., you are a registered stockholder. In this case, the distribution agent will credit the whole shares of our common stock you receive in the Distribution by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to stockholders, as is the case in the Distribution. You will be able to access information regarding your book-entry account holding the Vista Outdoor shares at www.computershare.com/investor or by calling 866-865-6322.

    Commencing on or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of whole shares of our common stock that have been registered in book-entry form in your name. We expect it will take the distribution agent up to two weeks after the Distribution Date to complete the distribution of the shares of our common stock and mail statements of holding to all registered stockholders.

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  "Street name" or beneficial stockholders.  Most ATK stockholders own their shares of ATK common stock beneficially through a bank, broker or other nominee. In these cases, the bank, broker or other nominee holds the shares in "street name" and records your ownership on its books. If you own your shares of ATK common stock through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our common stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in "street name."

        If you sell any of your shares of ATK common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the ATK shares you sold. See "—Trading Prior to the Distribution Date" for more information.

        While the number of outstanding shares of ATK common stock will not change as a result of the Spin-Off, additional shares of ATK common stock will be issued in connection with the Merger. As a result of the Transaction, current ATK stockholders will own approximately 53.8% of Orbital ATK on a fully-diluted basis after the completion of the Merger.

Number of Shares You Will Receive

        On the Distribution Date, you will receive two (2) shares of our common stock for each share of ATK common stock you owned as of the Record Date.

Treatment of Fractional Shares

        The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of ATK stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the "when-issued" market, and "when-issued" trades will generally settle within four trading days following the Distribution Date. See "—Trading Prior to the Distribution Date" for additional information regarding "when-issued" trading. The distribution agent will, in its sole discretion, without any influence by ATK, Orbital or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of ATK, Orbital or us.

        The distribution agent will distribute to each registered holder of ATK common stock entitled to a fractional share the amount deliverable in lieu of that holder's fractional share as soon as practicable following the Distribution Date. We expect the distribution agent to take about two weeks after the Distribution Date to complete the distribution of cash in lieu of fractional shares to ATK stockholders. If you hold your shares through a bank, broker or other nominee, your bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. No interest will be paid on any cash you receive in lieu of a fractional share. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. federal income tax purposes. See "—Material U.S. Federal Income Tax Consequences of the Spin-Off" below for more information.

Material U.S. Federal Income Tax Consequences of the Spin-Off

        The following discusses the material U.S. federal income tax consequences of the Spin-Off. The discussion that follows is based on the opinions of counsel, as discussed more fully below, the Code, U.S. Treasury regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as in effect as of the date of this document, all of which are subject to change at any time, possibly with retroactive effect.

        This is not a complete description of all of the tax consequences of the Spin-Off and, in particular, may not address U.S. federal income tax considerations applicable to ATK stockholders subject to special treatment under the U.S. federal income tax law, such as financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, partnerships and other pass-through entities, holders who acquired their ATK common stock as compensation, and holders who hold ATK common stock as part of a "hedge," "straddle," "conversion" or "constructive sale" transaction. This discussion does not address the tax consequences to any person who actually or constructively owns more than 5% of ATK common stock. In addition, this discussion does not address the U.S. federal income tax consequences to ATK stockholders who do not hold common stock of ATK as a capital asset for U.S. federal income tax purposes. No information is provided in this document with respect to the tax consequences of the Spin-Off under any applicable foreign, state, local or other laws.

        This discussion is limited to ATK stockholders that are "U.S. holders". For purposes of this document, a "U.S. holder" means a stockholder of ATK other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes, that for U.S. federal income tax purposes is:

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  an individual who is a citizen or resident of the United States;

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  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

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  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) was in existence on August 20, 1996, and has properly elected under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If an entity or arrangement classified as a partnership for U.S. federal income tax purposes beneficially owns ATK common stock, the tax treatment of a partner in such entity or arrangement generally will depend on the status of the partner and the activities of the entity or arrangement. If you are a partner in a partnership (or an entity classified as a partnership for U.S. federal income tax purposes) that beneficially owns ATK common stock, please consult your tax advisor.

        ATK stockholders are urged to consult with their own tax advisors regarding the tax consequences of the Spin-Off to them, as applicable, including the effects of U.S. federal, state, local, foreign and other tax laws.

Consequences to U.S. Holders

        General.    The obligations of ATK and Vista Outdoor to consummate the transaction, including the Spin-Off, are conditioned upon the receipt by ATK of the Cravath tax opinion. Subject to qualifications and limitations set forth herein (including the discussion below under the heading "—Cash in Lieu of Fractional Shares"), Cravath, Swaine & Moore LLP, counsel to ATK, is of the opinion that for U.S. Federal income tax purposes:

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  the Spin-Off will qualify as a distribution described in Section 355 of the Code;

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  no gain or loss will be recognized by, and no amount will be includible in the income of, a U.S. holder solely as a result of the receipt of Vista Outdoor common stock in the Spin-Off;

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  the holding period for Vista Outdoor common stock received in the Spin-Off will include the holding period for ATK common stock with respect to which the Vista Outdoor stock is distributed; and

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  the tax basis of ATK common stock with respect to which Vista Outdoor common stock is distributed in the Spin-Off will be apportioned between such ATK common stock and the shares of Vista Outdoor common stock received in respect thereof, including any fractional shares of Vista Outdoor common stock deemed received in respect thereof, based upon the relative fair market values of ATK and Vista Outdoor at the time of the Spin-Off.

        Cravath's tax opinion does not address any state, local or foreign tax consequences of the Spin-Off. It is based on certain assumptions and representations as to factual matters from ATK and Vista Outdoor, as well as certain covenants by ATK and Vista Outdoor. The opinion cannot be relied upon if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or is violated in any material respect. In addition, the opinion is based on current law and cannot be relied upon if current law changes with retroactive effect.

        The opinion of counsel is not binding upon the IRS or the courts, and there is no assurance that the IRS or a court will not take a contrary position. ATK does not intend to request a ruling from the IRS regarding any aspects of the U.S. federal income tax consequences of the transaction. If the Spin-Off were determined not to qualify for non-recognition of gain and loss under Section 355 of the Code, the above consequences would not apply and U.S. holders would be subject to tax. In general, if the Spin-Off does not qualify as a tax-free distribution described in Section 355 of the Code, the Spin-Off would be treated as a taxable dividend to each U.S. holder that receives Vista Outdoor common stock in the Spin-Off in an amount equal to the fair market value of the Vista Outdoor common stock received, to the extent of such U.S. holder's ratable share of ATK's earnings and profits.

        Following the Spin-Off, ATK will timely post a completed IRS Form 8937 ("Report of Organizational Actions Affecting Basis of Securities") on its website. This form, which will also be filed with the IRS, will provide U.S. holders with a description of the effects of the Spin-Off on the tax basis that such U.S. holders have in the ATK common stock, along with additional required information.

        Cash in Lieu of Fractional Shares.    No fractional shares of Vista Outdoor common stock will be distributed to ATK stockholders of record in connection with the Spin-Off. All such fractional shares of Vista Outdoor common stock will be aggregated and sold by the agent, and the proceeds, if any, less any brokers' charges, commissions or transfer taxes, will be distributed to the record owners of such fractional shares in accordance with their fractional interest in the aggregate number of shares sold.

        A U.S. holder that receives cash in lieu of a fractional share as a part of the Spin-Off will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and such U.S. holder's tax basis in the fractional share, as described above under "—General". If an individual U.S. holder had held all of its relevant common stock for more than one year, such U.S. holder would generally be subject to U.S. federal income tax at the long-term capital gains rate.

Consequences to ATK

        Subject to qualifications and limitations set forth herein, Cravath, Swaine & Moore LLP, counsel to ATK, is of the opinion that for U.S. Federal income tax purposes:

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  the Spin-Off will qualify as a distribution described in Section 355 of the Code; and

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  no gain or loss will be recognized to ATK as a result of the Spin-Off (other than any gain or loss from any intercompany transactions within the meaning of Treasury Regulations Section 1.1502-13).

        This opinion of counsel is subject to the same qualifications and limitations as are set forth above under "-Consequences to U.S. Holders".

        If the Spin-Off does not qualify as a tax-free distribution described in Section 355, ATK would be considered to have made a taxable sale of certain of its assets to Vista Outdoor and would recognize a substantial amount of taxable gain. In addition, even if the Spin-Off were otherwise to qualify as a tax-free distribution described in Section 355 of the Code, the Spin-Off will become taxable to ATK (but not to ATK stockholders) pursuant to Section 355(e) of the Code if there is a 50% or greater change in ownership of either ATK or Vista Outdoor, directly or indirectly, as part of a plan or series of related transactions that include the Spin-Off. For this purpose, any acquisitions of ATK common stock or Vista Outdoor common stock within the period beginning two years before the Spin-Off and ending two years after the Spin-Off are presumed to be part of such a plan, although ATK or Vista Outdoor may be able to rebut that presumption. Further, for purposes of this test, the merger will be treated as part of such a plan, but the merger standing alone will not cause the Spin-Off to be taxable to ATK under Section 355(e) of the Code because ATK stockholders will own more than 50% of ATK common stock following the effective time. However, if the IRS were to determine that other acquisitions of ATK common stock or Vista Outdoor common stock, directly or indirectly, either before or after the Spin-Off, were part of a plan or series of related transactions that included the Spin-Off, such determination would result in the recognition of a very substantial amount of gain by ATK under Section 355(e) of the Code, which would result in significant tax to ATK. In connection with the Cravath tax opinion, ATK, Vista Outdoor and Orbital have represented or will represent that the Spin-Off is not part of any such plan or series of related transactions.

        Under the Tax Matters Agreement, in certain circumstances and subject to certain limitations, Vista Outdoor will be required to indemnify ATK against any taxes incurred by ATK on the Spin-Off. If Vista Outdoor were required to indemnify ATK, this indemnification obligation would be substantial and would materially and adversely affect Vista Outdoor, its business, liquidity, financial condition and results of operations. In other cases, however, ATK might recognize gain on the Spin-Off without being entitled to an indemnification payment under the Tax Matters Agreement. Similarly, in certain circumstances and subject to certain limitations, ATK will be required under the Tax Matters

Agreement to indemnify Vista Outdoor against taxes incurred by Vista Outdoor on the Spin-Off. If ATK were required to indemnify Vista Outdoor, this indemnification obligation would also be substantial and would materially and adversely affect ATK, its business, liquidity, financial condition and results of operations. See "Other Agreements—Tax Matters Agreement" for a summary of the Tax Matters Agreement, including the circumstances under which Vista Outdoor is required to indemnify the combined company or ATK is required to indemnify Vista Outdoor.

Information Reporting and Backup Withholding

        U.S. Treasury regulations generally require each U.S. holder that is a "significant distributee" and that receives Vista Outdoor stock in the Spin-Off to attach to his, her or its U.S. federal income tax return for the year in which the Spin-Off occurs a detailed statement setting forth certain information relating to the tax-free nature of the Spin-Off. For these purposes, a significant distributee is generally a U.S. holder that, immediately before the Spin-Off, owns 5% or more of the ATK common stock or owns ATK securities with a basis of $1 million or more. ATK and Vista Outdoor will provide the appropriate information to each such U.S. holder upon request and each such U.S. holder is required to retain permanent records of this information.

        In addition, payments of cash to a U.S. holder in lieu of fractional shares of Vista Outdoor common stock in the Spin-Off may be subject to information reporting, unless the U.S. holder provides proof of an applicable exemption. Payments that are subject to information reporting may also be subject to backup withholding (currently at a rate of 28%), unless such U.S. holder provides a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding is not an additional tax, but rather an advance payment that may be refunded or credited against a U.S. holder's U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

        THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH ATK STOCKHOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Results of the Spin-Off

        After the Spin-Off, we will be an independent publicly traded company. Immediately following the Spin-Off, we expect to have approximately 43,300 beneficial holders of shares of our common stock and approximately 63.8 million shares of our common stock outstanding, based on the number of ATK stockholders and shares of ATK common stock outstanding on January 5, 2015. The actual number of shares of our common stock ATK will distribute in the Spin-Off will depend on the actual number of shares of ATK common stock outstanding on the Record Date, which will reflect any issuance of new shares or exercises of outstanding options pursuant to ATK's equity plans on or prior to the Record Date.

        The Spin-Off will not affect the number of outstanding shares of ATK common stock or any rights of ATK stockholders. Immediately following the Spin-Off, however, additional shares of ATK common stock will be issued in connection with the Merger. We expect the trading price of shares of Orbital ATK common stock immediately following the Distribution and Merger to be lower than immediately prior to the Distribution and Merger because of the issuance of addition shares of ATK common stock in connection with the Merger and because the trading price of Orbital ATK common stock will no longer reflect the value of the Sporting Group. As a result of the Transaction, current ATK stockholders will own approximately 53.8% of Orbital ATK on a fully-diluted basis after the completion of the Merger. Furthermore, until the market has fully analyzed the value of the combined Orbital ATK without the Sporting Group, the trading price of shares of Orbital ATK common stock may fluctuate.

        Pursuant to the Transaction Agreement, before our separation from ATK, we intend to enter into several agreements with ATK related to the Spin-Off. These agreements will govern the relationship between Vista Outdoor and ATK up to and after completion of the Spin-Off and allocate between Vista Outdoor and ATK various assets, liabilities, rights and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail under "Certain Relationships and Related Party Transactions—Agreements with ATK."

Listing and Trading of Our Common Stock

        There is currently no public market for our common stock. We have applied to list our common stock on the New York Stock Exchange (the "NYSE") under the symbol "VSTO." We have not and will not set the initial price of our common stock. The initial price will be established by the public market.

Treatment of Equity-Based Compensation

        As of the Distribution Date, each outstanding stock option with respect to ATK common stock will convert into both an option to acquire Vista Outdoor common stock and an option to acquire Orbital ATK common stock on generally the same terms as were applicable prior to the Distribution, with respect to a corresponding number of shares of common stock of Orbital ATK and Vista Outdoor common stock and with an adjusted exercise price, in each case according to the Distribution Ratio. As of the Distribution Date, each award of restricted shares of ATK common stock will convert into both an award of restricted shares of common stock of Orbital ATK and an award of restricted shares of Vista Outdoor common stock, according to the Distribution Ratio, provided that:

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  for current and former employees of ATK (excluding employees of Vista Outdoor immediately following the Distribution), converted Vista Outdoor restricted shares related to ATK restricted shares granted more than one year prior to the Distribution will fully vest immediately following the Distribution, and all other Vista Outdoor restricted shares, as converted from ATK restricted shares, will vest on the first anniversary of the date grant by ATK; and

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  for current and former employees of Vista Outdoor immediately following the Distribution, converted Orbital ATK restricted shares granted more than one year prior to the Distribution will fully vest, and all other Orbital ATK restricted shares will vest on the first anniversary of the date granted by ATK;

        As of the Distribution Date, ATK performance share units ("PSUs") will convert into time-vesting restricted stock units ("RSUs") based on the level of achievement of performance goals determined by the ATK compensation committee for FY13-15 ATK PSUs (as defined below) and based on target performance for FY14-16 and FY15-17 ATK PSUs (as defined below), and will otherwise be treated as follows:

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  converted PSUs with performance goals related to ATK's 2013-2015 fiscal years ("FY13-15 ATK PSUs") and all PSUs held by ATK corporate senior vice presidents and above immediately prior to the Distribution will convert into equivalent RSUs of both Orbital ATK and Vista Outdoor, according to the Distribution Ratio;

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  for group presidents and vice presidents employed by ATK after the Distribution, PSUs with performance goals related to ATK's 2014-2016 and 2015-2017 fiscal years ("FY14-16 and FY15-17 ATK PSUs") will convert into RSUs with respect to Orbital ATK common stock, adjusting the number of shares to retain the aggregate value of such awards;

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  for group presidents and vice presidents employed by Vista Outdoor after the Distribution, FY14-16 and FY15-17 ATK PSUs will convert into RSUs with respect to Vista Outdoor common stock, adjusting the number of shares to retain the aggregate value of such awards;

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  subject to limited exceptions, all RSUs with respect to Vista Outdoor common stock and Orbital ATK common stock will maintain the same terms and conditions as the ATK PSUs to which they relate, provided that the vesting criteria will be adjusted to provide for solely service-based vesting.

        As of the Distribution Date, each ATK deferred share unit and each ATK phantom stock unit will convert into both a deferred share unit or phantom stock unit, as applicable, of Orbital ATK and a deferred share unit or phantom stock unit, as applicable, of Vista Outdoor, with respect to a corresponding number of shares of Orbital ATK common stock and Vista Outdoor common stock according to the Distribution Ratio.

Treatment of 401(k) Shares

        ATK common stock held in ATK's 401(k) plans will be treated in the same manner in the Spin-Off as outstanding ATK common stock.

Incurrence of Debt

        As part of the Transaction, we have entered into the Credit Agreement providing for the Senior Credit Facilities, consisting of the $350 million Term Loan and the $400 million Revolving Credit Facility. We intend to use part of the proceeds of the Senior Credit Facilities to pay the Vista Outdoor Dividend to ATK. We intend to use any remaining proceeds of the Senior Credit Facilities for general corporate purposes.

Trading Prior to the Distribution Date

        We expect that a "when-issued" market in our common stock may develop as early as two trading days prior to the Record Date and continue up to and including the Distribution Date. "When-issued" trading refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of ATK common stock at the close of business on the Record Date, you will be entitled to receive shares of our common stock in the Distribution. You may trade this entitlement to receive shares of our common stock, without the shares of ATK common stock you own, on the "when-issued" market. We expect "when-issued" trades of our common stock to settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, we expect that "when-issued" trading of our common stock will end and "regular-way" trading will begin.

        We also anticipate that, as early as two trading days prior to the Record Date and continuing up to and including the Distribution Date, there will be two markets in ATK common stock: a "regular-way" market and an "ex-distribution" market. Shares of ATK common stock that trade on the regular-way market will trade with an entitlement to receive shares of our common stock in the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock in the Distribution. Therefore, if you sell shares of ATK common stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive shares of our common stock in the Distribution. However, if you own shares of ATK common stock at the close of business on the Record Date and sell those shares on the ex-distribution market up to and including the Distribution Date, you will still receive the shares of our common stock that you would otherwise be entitled to receive in the Distribution.

        Following the Distribution Date, we expect shares of our common stock to trade on NYSE under the trading symbol "VSTO." If "when-issued" trading occurs, the listing for our common stock is expected to be under a trading symbol different from our regular-way trading symbol. We will announce our "when-issued" trading symbol when and if it becomes available. If the Spin-Off does not occur, all "when-issued" trading will be null and void.

Conditions to the Spin-Off

        The Spin-Off requires ATK to have sufficient surplus, as determined in accordance with Section 170 of the Delaware General Corporation Law, to effect the distribution of Vista Outdoor shares. In addition, ATK does not intend to consummate the Spin-Off unless the Merger and the other transactions contemplated by the Transaction Agreement are consummated substantially concurrently. Accordingly, subject to compliance with federal, foreign or state regulatory requirements, other SEC rules and regulations and NYSE rules, ATK will, pursuant to the Transaction Agreement, effect the Spin-Off as promptly as reasonably practicable after the satisfaction of the following conditions to the Merger and the other transactions contemplated by the Transaction Agreement:

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  the approval by Orbital stockholders of the Merger;

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  the approval by ATK stockholders of the issuance of ATK common stock to Orbital stockholders;

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  the termination or expiration of any applicable waiting period under the HSR Act and the receipt of governmental approval under any other material review law;

  •
  the absence of any judgment or law issued or enacted by any governmental authority of competent jurisdiction being in effect that prohibits, enjoins or makes illegal the consummation of the transactions;

  •
  the SEC having declared effective the registration statement of which this Information Statement is a part and ATK's registration statement on Form S-4 (Reg. No. 333-198460), and the absence of any stop order or proceedings seeking a stop order;

  •
  the approval for listing by the NYSE, subject to official notice of issuance, of the ATK common stock issuable to Orbital stockholders in the Merger;

  •
  the representations and warranties of Orbital relating to organization, standing and corporate power, capital structure, absence of anti-takeover agreements and brokers' fees being true and correct in all material respects as of the date of the Transaction Agreement and as of the date of the closing of the Transaction (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

  •
  each other representation and warranty under the Transaction Agreement of Orbital being true and correct as of the date of the Transaction Agreement and as of the date of the closing of the Transaction (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually and in the aggregate, has not had and would not reasonably be expected to have a material adverse effect;

  •
  Orbital having performed in all material respects all obligations required to be performed by it under the Transaction Agreement;

  •
  the absence of a material adverse effect on Orbital since the date of the Transaction Agreement;

  •
  the receipt of an officer's certificate executed by an executive officer of the Orbital certifying that the four preceding conditions have been satisfied; and

  •
  the receipt of a written opinion from Cravath, Swaine & Moore LLP confirming the tax-free status of the Distribution and the Merger for U.S. federal income tax purposes.

        For additional information, please see the section entitled "Certain Relationships and Related Party Transactions—Agreements with ATK—Transaction Agreement—Conditions to the Distribution". We expect the Distribution to be effective on February 9, 2015, the Distribution Date.

        Completion of the Spin-Off is one of the conditions to the Transaction. If the Spin-Off is not completed on the terms specified in the Transaction Agreement, ATK may, in certain circumstances, be obligated to pay Orbital a termination fee of $50 million and reimburse certain expenses of Orbital in connection with the Transaction.

Reasons for Furnishing This Information Statement

        We are furnishing this Information Statement solely to provide information to ATK's stockholders who will receive shares of our common stock in the Distribution. You should not construe this Information Statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of ATK, nor is it to be construed as a solicitation of proxies in respect of the proposed Distribution, the Merger, the issuance of ATK common stock to Orbital stockholders or any other matter. A separate ATK Proxy Statement has been distributed to ATK stockholders in connection with the special meeting scheduled for January 27, 2015. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor ATK undertake any obligation to update the information except in the normal course of our and ATK's public disclosure obligations and practices.

 DIVIDEND POLICY

        Following the Spin-Off, we do not currently expect to pay dividends on our common stock. Instead, we intend to utilize our future earnings to finance the growth and development of our business and for working capital and general corporate purposes. Any future payment of dividends will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our board of directors deems relevant. We cannot assure you that we will commence paying dividends in the future or, if we do commence paying dividends, that we will continue to pay dividends in the future. See "Risk Factors—Risks Relating to the Securities Market and Ownership of Our Common Stock—We cannot assure you that we will pay dividends on our common stock, and our indebtedness will limit our ability to pay dividends on our common stock."

 CAPITALIZATION

        The following table sets forth the cash and capitalization of the Sporting Group as of September 28, 2014, on a historical basis and on an as adjusted basis to give effect to the Spin-Off and the transactions related to the Spin-Off, including the incurrence of debt and the payment of the Vista Outdoor Dividend to ATK as described elsewhere in this Information Statement, as if they occurred on September 28, 2014. You should review the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and accompanying notes included elsewhere in this Information Statement.

	September 28, 2014
(amounts in millions)	Actual	As Adjusted
	(unaudited)
Cash and cash equivalents	$34.1	$134.1

Indebtedness
Long-term debt payable to parent	1,008.5
Senior Credit Facilities:
Revolving Credit Facility(a)		—
Term Loan(b)		350.0

Total indebtedness	$1,008.5	$350.0

Equity:
Common stock		$0.6
Additional paid-in capital		1,790.7
Parent's equity	$1,004.9
Accumulated other comprehensive loss	(8.8)	(45.7)

Total equity	996.1	1,745.6

Total capitalization	$2,004.6	$2,095.6

(a)
We have obtained commitments for the $400 million Revolving Credit Facility, maturing five years after the closing date of the Spin-Off, of which a sublimit will be available for the issuance of letters of credit and a sublimit will be available for swingline loans. Other than undrawn letters of credit, we do not expect to have any borrowings outstanding under the Revolving Credit Facility immediately following the Spin-Off.

(b)
We expect to borrow the Term Loan in an aggregate principal amount of $350 million, maturing five years after the closing date of the Spin-Off.

 UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed combined financial information is based upon the historical combined financial information of Vista Outdoor, Bushnell and Savage Arms. The unaudited pro forma condensed combined financial information of Vista Outdoor has been prepared to reflect the Bushnell and Savage Arms acquisitions based on the acquisition method of accounting as well as the spin-off of Vista Outdoor from ATK.

        The pro forma balance sheet assumes that Vista Outdoor's separation from ATK occurred as of September 28, 2014. The pro forma condensed combined statement of income for the six months ended September 28, 2014 and the fiscal year ended March 31, 2014 assumes that the separation from ATK and the acquisitions of Bushnell and Savage Arms occurred as of April 1, 2013. The pro forma condensed combined statement of income for the fiscal year ended March 31, 2014 reflects Bushnell's financial results for the seven months ended October 31, 2013 (the date prior to the acquisition) and Savage Arms' financial results for the period from April 1, 2013 through June 20, 2013 (the date prior to the acquisition); after such dates, the respective financial results of Bushnell and Savage Arms were included in the historical combined financial information of Vista Outdoor. The purchase price allocation for the Bushnell and Savage Arms acquisitions are preliminary and are subject to further refinement.

        The unaudited pro forma condensed combined financial statements give effect to the following:

  •
  the expected transfer to Vista Outdoor, immediately prior to the Spin-Off, of pension and post-retirement benefit liabilities and associated accumulated other comprehensive income that were not included in Vista Outdoor's historical combined financial statements;

  •
  the incurrence of $350 million in new term debt at the committed annual interest rate of 1.75% plus one-month LIBOR, the elimination of $1,015 million of long-term debt that was allocated to Vista Outdoor by ATK and associated interest expense, and an assumed $250 million dividend payment to ATK to reflect the Vista Outdoor Dividend;

  •
  the elimination of ATK's equity investment in Vista Outdoor; and

  •
  the issuance of approximately 63,378,000 shares of Vista Outdoor common stock to holders of ATK common stock (based upon the number of shares of ATK common stock outstanding on September 28, 2014 and the Distribution Ratio of two (2) shares of Vista Outdoor common stock for each share of ATK common stock).

        The historical financial information has been adjusted to give effect to events that are directly attributable to the transactions and factually supportable and, in the case of the statement of income data, that are expected to have a continuing impact. Vista Outdoor's historical combined financial statements include expense allocations by ATK to reflect certain support functions that were provided on a centralized basis by ATK during the historical periods, such as expenses for corporate overhead functions and other expenses. After giving effect to the Transaction, Vista Outdoor will incur these expenses, and incur additional costs related to being a standalone public company, independently. As a standalone public company, Vista Outdoor's total costs related to such support functions will differ from the costs that were historically allocated to it by ATK. Vista Outdoor expects that these costs will exceed the allocated amounts for fiscal year 2014. Vista Outdoor has not adjusted the accompanying unaudited pro forma condensed combined statement of income for any of these estimated costs.

        It should be noted that the Savage Arms acquisition was completed on June 21, 2013 and the Bushnell acquisition was completed on November 1, 2013. As such, the Bushnell historical financial information presented herein for the period from April 1, 2013 through October 31, 2013 has been derived by subtracting Bushnell's unaudited financial results for the period from January 1, 2013 to March 31, 2013 from Bushnell's audited financial results for the 10-month period ended October 31, 2013 included elsewhere in this Information Statement. In addition, the Savage Arms historical financial information presented herein for the period from April 1, 2013 through June 20, 2013 has been derived from Savage Arms' unaudited internal financial records for the period from April 1, 2013 through June 20, 2013.

 Vista Outdoor
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
September 28, 2014
(Dollars in thousands, except per share amounts)

	Historical	Transaction Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$34,149	$100,000	(a)	$134,149
Net receivables	399,673	—		399,673
Net inventories	432,633	—		432,633
Deferred income tax assets	51,071	—		51,071
Other current assets	18,025	—		18,025

Total current assets	935,551	100,000		1,035,551
Net property, plant, and equipment	185,710	—		185,710
Goodwill	823,964	—		823,964
Net intangible assets	549,976	—		549,976
Deferred charges and other non-current assets	17,227	(979	)(b)	16,248

Total assets	$2,512,428	$99,021		$2,611,449

LIABILITIES
Current liabilities:
Accounts payable	$131,850	$—		$131,850
Accrued compensation	22,490	—		22,490
Accrued income taxes	1,530	—		1,530
Federal excise tax	27,226	—		27,226
Other accrued liabilities	99,566	—		99,566

Total current liabilities	282,662	—		282,662
Long-term debt	—	350,000	(b)	350,000
Long-term debt payable to parent	1,008,547	(1,008,547	)(b)	—
Noncurrent deferred income tax liability	202,942	(23,100	)(c)	179,842
Postretirement and employment benefit liabilities	—	1,883	(c)	1,883
Accrued pension liability	—	29,300	(c)	29,300
Other long-term liabilities	22,098	—		22,098

Total liabilities	1,516,249	(650,464)		865,785
Commitments and contingencies
EQUITY
Common stock-$0.01 par value:	—	639	(d)	639
Additional paid-in-capital	—	1,790,690	(d)	1,790,690
Parent's equity	1,004,944	(1,004,944	)(d)	—
Accumulated other comprehensive loss	(8,765)	(36,900	)(c)	(45,665)

Total liabilities and equity	$2,512,428	$99,021		$2,611,449

See accompanying notes to pro forma condensed combined financial statements.

 Vista Outdoor
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
Six Months Ended September 28, 2014
(Amounts in thousands, except per share amounts)

	Historical	Transaction Pro Forma Adjustments		Pro Forma Combined
Net sales	$1,091,144	$—		$1,091,144
Cost of sales	819,098	(4,680)	(e)	814,418

Gross profit	272,046	4,680		276,726
Operating expenses:
Research and development	4,725	—		4,725
Selling	75,424	—		75,424
General and administrative	57,870	(6,978)	(f)	50,892

Income before interest, and income taxes	134,027	11,658		145,685
Interest expense	(16,933)	13,561	(g)	(3,372)
Interest income	9	—		9

Income before income taxes	117,103	25,219		142,322
Income tax provision	42,313	9,331	(h)	51,644

Net income	$74,790	$15,888		$90,678

Pro forma earnings per common share:
Basic				$1.43	(i)

Diluted				$1.41	(j)

Pro forma weighted-average number of common shares outstanding:
Basic				63,378	(i)

Diluted				64,116	(j)

See accompanying notes to pro forma condensed combined financial statements.

 Vista Outdoor
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
Year Ended March 31, 2014
(Amounts in thousands, except per share amounts)

	Historical March 31, 2014	Bushnell (April 1, 2013 - October 31, 2013)	Savage Arms (April 1, 2013 - June 20, 2013)	Bushnell and Savage Arms Pro Forma Adjustments		Transaction Pro Forma Adjustments		Pro Forma Combined
Net sales	$1,873,919	$349,579	$56,176	$—		$—		$2,279,674
Cost of sales	1,406,616	201,592	32,755	—		(10,742)	(e)	1,630,221

Gross profit	467,303	147,987	23,421	—		10,742		649,453
Operating expenses:
Research and development	13,984	—	—	—		—		13,984
Selling	111,682	85,413	4,685	—		—		201,780
General and administrative	107,830	47,714	5,499	(20,134)	(f)	—		140,909

Income before interest and income taxes	233,807	14,860	13,237	20,134		10,742		292,780
Interest income (expense)	(15,469)	(30,786)	(1,565)	32,351	(g)	8,725	(g)	(6,744)

Income (loss) before income taxes	218,338	(15,926)	11,672	52,485		19,467		286,036
Income tax provision	85,081	(4,013)	5,262	16,596	(h)	7,203	(h)	110,129

Net income (loss)	$133,257	$(11,913)	$6,410	$35,889		$12,264		$175,907

Pro forma earnings per common share:
Basic								$2.78	(i)
Diluted								$2.69	(j)
Pro forma weighted-average number of common shares outstanding:
Basic								63,342	(i)
Diluted								65,446	(j)

See accompanying notes to pro forma condensed combined financial statements.

 NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Amounts in thousands except share and per share data and unless otherwise indicated)

Pro Forma Adjustments

        The unaudited pro forma condensed combined financial statements reflect the effect of the following pro forma adjustments:

  (a)
  The adjustment represents additional cash on hand as result of the issuance of $350,000 of long term debt as noted in note (b) offset by the payment of the estimated Vista Outdoor Dividend of $250,000.

  (b)
  The adjustments to deferred charges and other non-current assets, and long-term debt and long-term debt payable to parent, reflect the elimination of the long-term debt of $1,008,547 and the associated deferred financing costs of $9,979 allocated to Vista Outdoor by ATK, which will remain with ATK subsequent to the Transaction, and the incurrence of $350,000 of new term debt at the committed annual interest rate of 1.75% plus one-month LIBOR and the associated deferred financing costs of $9,000.

  (c)
  The adjustment to noncurrent deferred income tax liability, postretirement and employment benefit liabilities and accrued pension liability reflects the contribution of Vista Outdoor's portion of ATK's consolidated pension liabilities, postretirement employment benefits and associated accumulated other comprehensive income (AOCI) and deferred tax assets as of the closing date of the Transaction.

  (d)
  The adjustment to common stock, additional paid-in-capital and parent's equity reflects the elimination of ATK's equity investment in Vista Outdoor. The adjustment to additional paid-in-capital also reflects the equity value of the other pro forma adjustments, which includes the payment of the Vista Outdoor Dividend to ATK. The Vista Outdoor Dividend has been estimated at $250,000. The adjustment to common stock reflects the outstanding share amount at a par value of $0.01 per share. The total adjustments to additional paid-in-capital are set forth below:

September 28, 2014
Eliminate ATK's equity investment	$1,004,944
Eliminate Debt allocated to Vista Outdoor	1,008,547
Vista Outdoor Dividend to ATK	(250,000)
Net pension liabilities and AOCI assumed	28,817
Deferred financing costs eliminated	(9,979)
Deferred financing costs incurred	9,000
Transfer to common stock	(639)

$1,790,690

  (e)
  Adjustments to cost of sales reflects the revised pricing under the supply agreement that will be between Vista Outdoor and Orbital ATK and will be effective upon the transaction closing.

  (f)
  Adjustments to general and administrative expense have been made to eliminate Bushnell and Savage Arms' pre-acquisition amortization expense and transaction costs, to record the amortization expense based on the fair value and useful lives of identifiable intangible assets identified as part of the purchase price allocation, and to eliminate the allocated transaction costs associated with the Transaction. The purchase price allocations for the Bushnell and Savage Arms acquisitions are preliminary and are subject to further refinement.

	Six Months Ended September 28, 2014	Year Ended March 31, 2014
Bushnell amortization elimination	$—	$(12,253)
Savage Arms amortization elimination	—	(3,387)
Bushnell amortization of intangible assets	—	10,561
Savage Arms amortization of intangible assets	—	1,725
Transaction costs	(6,978)	(16,780)

	$(6,978)	$(20,134)

  (g)
  Adjustments to interest expense have been made to eliminate Bushnell and Savage Arms' pre-acquisition interest expense, as well as the interest expense and amortization of deferred financing charges with respect to the debt allocated to Vista Outdoor by ATK, and to record the interest expense with respect to the $350,000 of debt issued as described in Note (a) at one-month LIBOR (0.177%) plus a margin of 1.75% per annum. A change of 1/8 of a percent would change the interest expense by $438 for the year ended March 31, 2014 and $219 for the six months ended September 28, 2014.

  (h)
  We have reflected the applicable tax provision related to the Bushnell, Savage Arms and transaction pro-forma adjustments and historical Bushnell and Savage Arms results. The pro forma adjustments pertain primarily to the U.S. tax jurisdiction, and reflect a 35% federal tax rate, plus applicable state taxes.

  (i)
  Pro forma basic earnings per share and pro forma weighted-average basic shares outstanding are based on the number of ATK common shares outstanding on September 28, 2014 and March 31, 2014, respectively, adjusted for the Distribution Ratio.

  (j)
  Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect potential common shares from ATK equity plans in which employees participate based on the Distribution Ratio. While the actual impact on a go-forward basis will depend on various factors, including employees who may change employment from one company to another, Vista Outdoor believes the estimate yields a reasonable approximation of the future dilutive impact of Vista Outdoor equity plans.

 SELECTED HISTORICAL FINANCIAL DATA

        The following table presents Vista Outdoor's selected historical combined financial data. Vista Outdoor derived the selected historical combined financial data as of March 31, 2014 and 2013 and for the fiscal years ended March 31, 2014, 2013 and 2012 from Vista Outdoor's audited combined financial statements included elsewhere in this Information Statement. The condensed combined statement of income data for the six months ended September 28, 2014 and September 29, 2013 and the condensed combined balance sheet data as of September 28, 2014 are derived from the unaudited condensed combined financial statements for Vista Outdoor included elsewhere in this Information Statement. Vista Outdoor derived the selected historical combined financial data as of March 31, 2012, 2011 and 2010, and for the fiscal years ended March 31, 2011 and 2010 from Vista Outdoor's unaudited condensed combined financial statements that are not included in this Information Statement. In Vista Outdoor management's opinion, the unaudited condensed combined financial statements for the periods presented have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments and allocations, necessary for a fair statement of the information for the periods presented.

        You should review the selected historical combined financial data presented below in conjunction with our combined financial statements and the accompanying notes thereto, as well as the information set forth under "Unaudited Pro Forma Condensed Combined Financial Information" and the accompanying notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," each included elsewhere in this Information Statement.

        The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from ATK, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial information includes allocations of certain ATK corporate expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. Such expenses may not, however, be indicative of the expenses that we would have incurred if we had operated as an independent, publicly traded company during the period presented or of the costs expected to be incurred in the future.

        We acquired Savage Arms and Bushnell in fiscal year 2014. See Note 4 to our audited combined financial statements and Note 4 to our unaudited condensed combined financial statements for a further description of these acquisitions. We acquired Blackhawk Industries Products Group

Unlimited, LLC in fiscal year 2011. Our financial statements for fiscal year 2011 have not been included in this Information Statement.

	Six Months Ended
			Years Ended March 31
(Amounts in thousands except percentages)	September 28, 2014	September 29, 2013
			2014	2013	2012	2011	2010
Results of Operations
Net Sales	$1,091,144	$784,526	$1,873,919	$1,196,031	$1,042,914	$956,499	$778,083
Cost of sales	819,098	607,862	1,406,616	953,593	850,506	727,271	581,975

Gross profit	272,046	176,664	467,303	242,438	192,408	229,228	196,108
Operating expenses:
Research and development	4,725	4,432	13,984	8,720	7,497	7,175	6,358
Selling	75,424	44,093	111,682	72,140	63,920	58,266	46,223
General and administrative	57,870	42,582	107,830	60,123	42,896	43,215	35,896
Goodwill impairment(1)	—	—	—	—	47,791	—	—

Income before interest and income taxes	134,027	85,557	233,807	101,455	30,304	120,572	107,631
Interest (expense) income, net	(16,924)	(1,255)	(15,469)	7	3	7	—

Income before income taxes	117,103	84,302	218,338	101,462	30,307	120,579	107,631
Income tax provision	42,313	32,435	85,081	36,770	19,647	42,979	40,043

Net Income	$74,790	$51,867	$133,257	$64,692	$10,660	$77,600	$67,588

Financial Position
Net current assets	$935,551		$517,047	$200,952	$180,860	$173,187	$129,289
Net property, plant, and equipment	185,710		189,096	123,604	118,225	113,322	96,927
Total assets	2,512,428		2,457,658	797,812	745,882	774,044	538,992
Long-term debt payable to parent (including current portion)	1,008,547		1,014,911	—	—	—	—
Total equity	996,179		870,731	531,900	520,305	564,342	374,673
Other Data
Depreciation and amortization of intangible assets	$30,926	$14,946	$44,902	$25,128	$24,490	$21,471	$12,124
Capital expenditures(2)	20,353	12,075	40,234	23,395	23,611	25,896	33,108
Operating margin(3)	12.3%	10.9%	12.5%	8.5%	2.9%	12.6%	13.8%

(1)
In fiscal year 2012, we recorded an impairment to the goodwill associated with our fiscal year 2009 acquisition of the Eagle military accessories business. The impairment resulted from an anticipated decline in deployed military forces. See Note 8 to our audited combined financial statements.

(2)
Capital expenditures are shown net of capital expenditures included in accounts payable and financed through operating leases.

(3)
Represents income before interest and income taxes expressed as a percentage of sales.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Business Overview

        We are a leading global designer, manufacturer and marketer of consumer products in the growing outdoor sports and recreation markets. We serve these markets through our diverse portfolio of over 30 well-recognized brands that provide consumers with a range of affordable, performance-driven, high-quality and innovative products, including sporting ammunition and firearms, outdoor accessories, outdoor sports optics, golf rangefinders and performance eyewear. We serve a broad range of end consumers, including outdoor enthusiasts, hunters and recreational shooters, professional athletes, as well as law enforcement and military professionals. Our products are sold through a wide variety of mass, specialty and independent retailers, such as Walmart, Cabela's, Gander Mountain, Bass Pro Shops, Dick's Sporting Goods, Sportsman's Warehouse and Recreational Equipment, Inc. We have a scalable, integrated portfolio of brands that allows us to leverage our deep customer knowledge, product development and innovation, supply chain and distribution, and sales and marketing functions across product categories to better serve our retail partners and end users.

Transaction Summary

        On April 28, 2014, ATK entered into the Transaction Agreement with Vista Outdoor, Merger Sub and Orbital, providing for the Spin-Off of ATK's Sporting Group, which will be immediately followed by the merger of Merger Sub with and into Orbital, with Orbital surviving the Merger as a wholly owned subsidiary of ATK. To effect the Spin-Off, ATK is undertaking a series of internal reorganizations described under "Certain Relationships and Related Party Transactions—ATK—Transaction Agreement." Following this series of internal reorganizations, ATK will distribute all the shares of Vista Outdoor common stock to its stockholders on a pro rata basis. Following the Spin-Off, ATK will cease to own any equity interest in Vista Outdoor, and Vista Outdoor will operate as an independent, publicly traded company.

        Following the Spin-Off, our results of operations and cash flows may be subject to greater variability as a result of becoming a standalone, publicly traded company. For example, we expect to incur one-time expenditures consisting primarily of employee-related costs, costs to start up certain standalone functions and information technology systems, and other one-time transaction-related costs. Recurring standalone costs include establishing the internal audit, treasury, investor relations, tax and corporate secretary functions as well as the annual expenses associated with running an independent publicly traded company. As a standalone public company, Vista Outdoor expects the recurring standalone corporate costs to be higher than the expenses historically allocated by ATK. For example, if the Spin-Off had occurred on April 1, 2013, we estimate that for the year ended March 31, 2014, we would have incurred approximately $15.0 million of such corporate costs. We believe that our cash flow from operations will be sufficient to fund these corporate expenses. In addition, following the Spin-Off, we will procure certain products on arm's length commercial terms rather than the internal transfer pricing we experienced as part of ATK. For example, after the Spin-Off, we will rely on Orbital ATK for certain of our ammunition and gun powder products pursuant to arm's length supply agreements, and if the production capabilities of Orbital ATK (including its Lake City ammunition plant or Radford gun powder plant) change such that we fail to maintain an adequate supply of ammunition and gun powder products, we may need to procure such products from a third party, either of which would likely result in higher operating costs than we faced as part of ATK. These and other factors may lead to greater volatility in our results of operations and cash flows following the Spin-Off. For additional information, please see the section entitled "Risk Factors—Risks Relating to the Spin-Off."

Operating Segments

        As of September 28, 2014, Vista Outdoor operated through two business segments. These operating segments are defined based on the reporting and review process used by the chief operating decision maker, Vista Outdoor's chief executive officer. As of September 28, 2014, Vista Outdoor's two operating segments were:

          Shooting Sports, which generated 67% and 76% of Vista Outdoor's external sales in the six months ended September 28, 2014 and fiscal year ended March 31, 2014, respectively. Shooting Sports products include pistol, rifle, rimfire and shotshell ammunition and primers, centerfire rifles, rimfire rifles, shotguns and range systems.

          Outdoor Products, which generated 33% and 24% of Vista Outdoor's external sales in the six months ended September 28, 2014 and fiscal year ended March 31, 2014, respectively. The Outdoor Products product lines are optics, accessories and eyewear. Optics products include binoculars, laser range finders, riflescopes and trail cameras. Accessories products include archery accessories, blinds, decoys, game calls, gun care products, mounts, powder, reloading equipment, targets and target systems. Eyewear products include safety and protective eyewear, as well as fashion and sports eyewear.

Financial Highlights and Notable Events

        Financial highlights and certain notable events or activities affecting our fiscal year 2014 financial results included the following:

Financial highlights for the six months ended September 28, 2014

        Sales of $1.1 billion for the six months ended September 28, 2014.

        Gross Profit as a percentage of sales was 24.9% compared to 22.5% for the six months ended September 29, 2013.

Financial highlights for fiscal year 2014

  •
  Sales of $1.87 billion for the fiscal year ended March 31, 2014.

  •
  Gross Profit as a percentage of sales was 24.9%, compared to 20.3% in fiscal year 2013.

Notable events

  •
  On April 28, 2014, Vista Outdoor entered into the Transaction Agreement with ATK, Merger Sub and Orbital, providing for the Spin-Off and Merger. The Transaction is subject to a number of closing conditions as described under "Certain Relationships and Related Party Transactions—Agreements with ATK—Transaction Agreement—Conditions to the Distribution."

  •
  On April 28, 2014, Vista Outdoor, ATK, Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliate executed a commitment letter pursuant to which the affiliate committed to provide the Senior Credit Facilities to Vista Outdoor in an aggregate principal amount of $750 million, comprised of the $350 million Term Loan and the $400 million Revolving Credit Facility. Vista Outdoor will use a portion of the proceeds of the Senior Credit Facilities to pay the Vista Outdoor Dividend to ATK in an amount equal to the amount by which ATK's gross indebtedness for borrowed money, as of the closing date of the Transaction, exceeds $1,740 million, subject to certain adjustments.

  •
  On November 1, 2013, ATK acquired Bushnell Group Holdings, Inc., a leading global designer, marketer and distributor of branded sports optics, outdoor accessories and eyewear, for

    $985 million in cash, net of cash acquired, and subject to a customary working capital adjustment. Bushnell is included in the Vista Outdoor combined financial results from the acquisition date.

  •
  On June 21, 2013, ATK acquired Caliber Company, the parent company of Savage Sports Corporation, for $315 million in cash, net of cash acquired, and subject to a customary working capital adjustment. Caliber Company is included in the Vista Outdoor combined financial results from the acquisition date.

Market Outlook

        In calendar year 2014 there was a decline in the number of new long-gun registrations as evidenced by the NICS. This decline indicates there may be decreased demand for long-guns and related accessory categories, which could impact our future Shooting Sports revenue. As a result of this, lower market valuations of other firearms market participants, and a decline in our near-term projected cash flows in the Shooting Sports Segment, we currently expect to record a non-cash, goodwill/trade name impairment charge with only partial tax benefits in the third quarter of fiscal 2015. See "—Critical Accounting Policies—Accounting for Goodwill". Previous market declines have lasted 12-24 months, but it is difficult to predict the significance or length of the current market situation.

Results of Operations

        All dollar amounts presented in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are in thousands, except share and per share data or unless otherwise indicated.

        The following information should be read in conjunction with Vista Outdoor's combined financial statements included elsewhere in this Information Statement. The key performance indicators that Vista Outdoor's management uses in managing the business are sales, gross profit and cash flows. Additional operating segment information, including total assets, is presented in Note 16 to our audited combined financial statements and Note 18 to our unaudited condensed combined financial statements.

        Segment total net sales, cost of sales and gross profit include intergroup sales and profit. Corporate and Eliminations includes intergroup sales and profit eliminations and corporate expenses.

Six Months Ended September 28, 2014

Net Sales

        The following is a summary of each operating segment's sales:

	Six Months Ended
	September 28, 2014	September 29, 2013	$ Change	% Change
Shooting Sports	$730,511	$661,364	$69,147	10.5%
Outdoor Products	360,633	123,162	237,471	192.8%

Total net sales	$1,091,144	$784,526	$306,618	39.1%

        The overall fluctuation in net sales was driven by the changes within the operating segments as described below.

        Shooting Sports.    The increase in Shooting Sports net sales was primarily driven by an increase of $15,100 as result of the Savage Arms acquisition during fiscal 2014 and increases of $47,800 in centerfire ammunition sales. The increase in centerfire ammunition sales was caused by increased volume as a result of greater supply from the Lake City plant and continued strong market demand for ammunition.

        Outdoor Products.    The increase in Outdoor Products net sales was driven by an increase of $262,200 as result of the acquisition of Bushnell during fiscal 2014, partially offset by a decrease in sales of reloading equipment.

Cost of Sales and Gross Profit

        The following is a summary of each operating segment's cost of sales and gross profit:

	Six Months Ended
Cost of Sales	September 28, 2014	September 29, 2013	$ Change	% Change
Shooting Sports	$557,361	$497,083	$60,278	12.1%
Outdoor Products	261,933	107,730	154,203	143.1%
Corporate	(196)	3,049	(3,245)

Total cost of sales	$819,098	$607,862	$211,236	34.8%

	Six Months Ended
Gross Profit	September 28, 2014	September 29, 2013	$ Change	% Change
Shooting Sports	$173,150	$164,281	$8,869	5.4%
Outdoor Products	98,700	15,432	83,268	539.6%
Corporate	196	(3,049)	3,245

Total	$272,046	$176,664	$95,382	54.0%

        The overall fluctuation in cost of sales and gross profit was driven by the changes within the operating segments as described below.

        Shooting Sports.    The increase in Shooting Sports gross profit was driven by a $5,700 increase due to the Savage Arms acquisition in fiscal 2014, and increases of $2,200 in centerfire ammunition gross profit. Centerfire ammunition gross profit was driven by the increase in net sales resulting from increased volumes as described above, offset by promotions.

        Outdoor Products.    The increase in Outdoor Products gross profit was driven by a $74,000 increase attributable to the acquisition of Bushnell during fiscal 2014 and the absence of facility rationalization costs from the prior year period, which costs related to termination benefits offered to employees, asset impairment charges and costs associated with the closure of certain facilities.

        Corporate.    Corporate gross profit primarily reflects expenses incurred for pension and postretirement benefit expense, derivative instruments, and self insurance results. The increase in Corporate gross profit was due to an ineffectiveness charge for outstanding derivative instruments that was recorded only in the prior year period.

Operating Expenses

	Six Months Ended
	September 28, 2014	As a % of Sales	September 29, 2013	As a % of Sales	$ Change
Research and development	$4,725	0.4%	$4,432	0.6%	$293
Selling	75,424	6.9%	44,093	5.6%	31,331
General and administrative	57,870	5.3%	42,582	5.4%	15,288

Total	$138,019	12.6%	$91,107	11.6%	$46,912

        Operating expenses increased by $46,912 from the prior-year period. Research and development, selling expenses, and general and administrative costs increased from the prior-year period due to the acquisition of Bushnell and Savage Arms and allocated transaction costs associated with the Transaction.

Net Interest Expense

        Net interest expense for the six months ended September 28, 2014 was $16,924, an increase of $15,669 compared to $1,255 in the six months ended September 29, 2013. The increase was due to the allocation of debt and interest expense to Vista Outdoor from ATK due to the acquisition of Bushnell and Savage Arms.

Income Tax Provision

	Six Months Ended
	September 28, 2014	Effective Rate	September 29, 2013	Effective Rate	$ Change
Income tax provision	$42,313	36.1%	$32,435	38.5%	$9,878

        Vista Outdoor's provision for income taxes includes federal, foreign, and state income taxes. Income tax provisions for interim periods are based on estimated effective annual income tax rates.

        The decrease in the rate from the prior year six month period is primarily due to the true-up of prior year taxes and lower state taxes partially offset by lower domestic manufacturing deduction (DMD) and nondeductible acquisition-related costs in the prior year.

        The effective tax rate for the six months ended September 28, 2014 of 36.1% differs from the federal statutory rate of 35.0% due to state income taxes partially offset by DMD and the true-up of prior year taxes which decreased the rate.

        The effective tax rate for the six months ended September 29, 2013 of 38.5% differs from the federal statutory rate of 35.0% due to state income taxes, nondeductible acquisition-related costs, and unfavorable foreign earnings mix, partially offset by DMD which decreased the rate.

        ATK or one of its subsidiaries files income tax returns in the U.S. federal, various U.S. state, and foreign jurisdictions on behalf of Vista Outdoor. With few exceptions and recent acquisitions, ATK is no longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2008. The IRS has completed the audits of ATK's returns for fiscal years 2011 and 2012. We believe appropriate provisions for all outstanding issues have been made for all remaining open years in all jurisdictions.

        Although the timing and outcome of audit settlements are uncertain, it is reasonably possible that a $1,254 reduction of the uncertain tax benefits will occur in the next 12 months. The settlement of these unrecognized tax benefits could result in earnings from $0 to $1,195. See Note 11 to the combined financial statements for further details.

        The IRS released final regulations relating to the capitalization of tangible personal property on September 13, 2013. Vista Outdoor is currently analyzing the impact of these new regulations. We do not believe they will have a material impact on our financial statements.

Fiscal Year 2014

Net Sales

        The following is a summary of each operating segment's sales:

	Years Ended March 31,
	2014	2013	$ Change	% Change
Shooting Sports	$1,422,442	$867,227	$555,215	64.0%
Outdoor Products	453,231	328,857	124,374	37.8%
Eliminations	(1,754)	(53)	(1,701)

Total net sales	$1,873,919	$1,196,031	$677,888	56.7%

        The overall fluctuation in net sales was driven by the changes within the operating segments as described below.

        Shooting Sports.    The increase in Shooting Sports net sales in fiscal year 2014 compared to fiscal year 2013 was driven primarily by increased ammunition sales, including increases of $300,800 in centerfire ammunition sales, $35,400 in rimfire ammunition sales, $23,900 in shotshell ammunition sales and $20,900 in primer product sales. Increased centerfire ammunition sales were due to increased volumes resulting from greater supply from the Lake City plant. All ammunition sales were driven by strong market demand for ammunition and a previously announced price increase. The increase in Shooting Sports net sales was also driven by an increase of $178,687 attributable to the Savage Arms acquisition.

        Outdoor Products.    The increase in Outdoor Products net sales in fiscal year 2014 compared to fiscal year 2013 was driven by an increase of $222,589 attributable to the acquisition of Bushnell during fiscal year 2014, partially offset by a reduction in military accessories due to the completion of certain programs associated with a decline in military deployments.

Cost of Sales and Gross Profit

        The following is a summary of each operating segment's cost of sales and gross profit:

	Years Ended March 31,
Cost of Sales	2014	2013	$ Change	% Change
Shooting Sports	$1,039,471	$686,969	$352,502	51.3%
Outdoor Products	369,444	263,942	105,502	40.0%
Corporate	(2,299)	2,682	(4,981)	(185.7)%

Total cost of sales	$1,406,616	$953,593	$453,023	47.5%

	Years Ended March 31,
Gross Profit	2014	2013	$ Change	% Change
Shooting Sports	$382,971	$180,258	$202,713	112.5%
Outdoor Products	83,787	64,915	18,872	29.1%
Corporate	545	(2,735)	3,280	(119.9)%

Total	$467,303	$242,438	$224,865	92.8%

        The overall fluctuation in cost of sales and gross profit was driven by the changes within the operating segments as described below.

        Shooting Sports.    The increase in Shooting Sports gross profit in fiscal year 2014 compared to fiscal year 2013 was driven primarily by increased ammunition sales due to increased volumes resulting from greater supply from the Lake City plant, a previously announced price increase across all product lines and favorable sales mix in centerfire ammunition. The increase in Shooting Sports gross profit was also driven by a $50,852 increase attributable to the acquisition of Savage Arms.

        Outdoor Products.    The increase in Outdoor Products gross profit in fiscal year 2014 compared to fiscal year 2013 was driven by a $59,357 increase attributable to the acquisition of Bushnell during fiscal year 2014, partially offset by a reduction in military accessories due to completion of certain programs associated with a decline in military deployments.

        Corporate.    Corporate gross profit primarily reflects expenses incurred for pension and postretirement benefit and self insurance results. The increase in Corporate gross profit in fiscal year 2014 compared to fiscal year 2013 was due to a reduction in pension expense of approximately $2,889.

Operating Expenses

	Years Ended March 31,
	2014	As a % of Sales	2013	As a % of Sales	Change
Research and development	$13,984	0.7%	$8,720	0.7%	$5,264
Selling	111,682	6.0%	72,140	6.0%	39,542
General and administrative	107,830	5.8%	60,123	5.0%	47,707

Total	$233,496	12.5%	$140,983	11.7%	$92,513

        Operating expenses increased by $92,513 year-over-year. Research and development costs increased year-over-year due to the acquisition of Bushnell and Savage Arms. Selling expenses increased primarily due to increased commissions and other selling costs within the Bushnell and Savage Arms businesses.

General and administrative costs increased due to transaction costs of $16,780 related to the Bushnell and Savage Arms acquisitions and the addition of general and administrative costs associated with the Bushnell and Savage Arms businesses.

Net Interest Expense

        Net interest expense for fiscal year 2014 was $15,469, an increase of $15,476 compared to $7 of interest income in fiscal year 2013. The increase was due to the allocation of debt and interest expense to Vista Outdoor from ATK due to debt incurred in connection with the acquisitions of Bushnell and Savage Arms in fiscal year 2014.

Income Tax Provision

	Years Ended March 31
	2014	Effective Rate	2013	Effective Rate	Change
Income tax provision	$85,081	39.0%	$36,770	36.2%	$48,311

        The increase in the effective tax rate in fiscal year 2014 compared to fiscal year 2013 is primarily due to unfavorable mix of foreign earnings and nondeductible acquisition costs.

        Vista Outdoor's provision for income taxes includes both federal and state income taxes. The effective tax rate for fiscal year 2014 of 39.0% differs from the federal statutory rate of 35.0% due to state income taxes, unfavorable foreign earnings mix and nondeductible acquisition costs, partially offset by the domestic manufacturing deduction (DMD) which decreased the rate.

        The effective tax rate for fiscal year 2013 of 36.2% differs from the federal statutory rate of 35.0% due to state income taxes, partially offset by DMD and favorable foreign earnings mix, which decreased the rate.

        As of March 31, 2014 and 2013, the total amount of unrecognized tax benefits was $25,693 and $5,925, respectively, of which $21,650 and $4,251, respectively, would affect the effective tax rate, if recognized. The remaining balance is related to deferred tax items which only impact the timing of tax payments. Although the timing and outcome of audit settlements are uncertain, it is reasonably possible that a $1,241 reduction of the uncertain tax benefits will occur in the next 12 months. The settlement of these unrecognized tax benefits could result in earnings from $0 to $1,188. See Note 11 to our audited combined financial statements for further details.

        Vista Outdoor believes it is more likely than not that the recorded deferred benefits will be realized through the reduction of future taxable income. Vista Outdoor's recorded valuation allowance of $10,208 at March 31, 2014 relates to certain capital loss, tax credits and net operating losses that are not expected to be realized before their expiration. The valuation allowance increased during fiscal year 2014 due to the acquisitions that occurred in fiscal year 2014, generation of certain net operating losses and capital losses partially offset by carryover expirations.

Fiscal Year 2013

Net Sales

        The following is a summary of each operating segment's sales:

	Years Ended March 31,
	2013	2012	$ Change	% Change
Shooting Sports	$867,227	$761,126	$106,101	13.9%
Outdoor Products	328,857	281,788	46,775	16.6%
Eliminations	(53)	(294)	241	(82.0)%

Total net sales	$1,196,031	$1,042,914	$153,117	14.7%

        The overall fluctuation in net sales was driven by the changes within the operating segments as described below.

        Shooting Sports.    The increase in Shooting Sports net sales in fiscal year 2013 compared to fiscal year 2012 was driven by increases of $81,400 in centerfire ammunition due to increased volume and a previously announced price increase. The increase in Shooting Sports net sales was also driven by increases of $18,200 in rimfire ammunition sales, $7,400 in shotshell ammunition sales and $10,300 in primer product sales, which grew due to increased volumes as result of strong market demand and a price increase.

        Outdoor Products.    The increase in Outdoor Products net sales in fiscal year 2013 compared to fiscal year 2012 was driven by increases of $28,900 in accessories and $11,100 in military accessories due to market demand.

Cost of Sales and Gross Profit

        The following is a summary of each operating segment's cost of sales and gross profit:

	Years Ended March 31,
	2013	2012	$ Change	% Change
Shooting Sports	$686,969	$634,731	$52,238	8.2%
Outdoor Products	263,942	215,990	47,952	22.2%
Corporate	2,682	(215)	2,897

Total cost of sales	$953,593	$850,506	$103,087	12.1%

	Years Ended March 31,
	2013	2012	$ Change	% Change
Shooting Sports	$180,258	$126,395	$53,863	42.6%
Outdoor Products	64,915	66,092	(1,177)	(1.8)%
Corporate	(2,735)	(79)	(2,656)

Total	$242,438	$192,408	$50,030	26.0%

        The overall fluctuation in cost of sales and gross profit was driven by the changes within the operating segments as described below.

        Shooting Sports.    The increase in Shooting Sports gross profit in fiscal year 2013 compared to fiscal year 2012 was driven by an increase in centerfire ammunition of $37,500 due to increased volume and a previously announced price increase, favorable sales mix and decreased commodity prices. In addition, rimfire, shotshell and primer product sales increased $15,900 due to increased volume and a previously announced price increase, as well as decreased commodity prices.

        Outdoor Products.    The increase in Outdoor Products gross profit in fiscal year 2013 compared to fiscal year 2012 was driven by increase in sales volume partially offset by $9,000 of charges for potentially obsolete inventory balances and facility rationalization costs associated with the military accessories programs.

        Corporate.    Corporate gross profit primarily reflects expenses incurred for pension and postretirement benefit and self insurance results. The change in fiscal year 2013 compared to fiscal year 2012 was driven by the change in pension expense.

Operating Expenses

	Years Ended March 31,
	2013	As a % of Sales	2012	As a % of Sales	Change
Research and development	$8,720	0.7%	$7,497	0.7%	$1,223
Selling	72,140	6.0%	63,920	6.1%	8,220
General and administrative	60,123	5.0%	42,896	4.1%	17,227

Total	$140,983	11.7%	$114,313	10.9%	$26,670

        The increase in operating expenses in fiscal year 2013 compared to fiscal year 2012 was largely attributable to increases in selling expenses due to increased commissions on increased sales, and increases in general and administrative costs increased due to increased incentive awards due to increased sales and margins.

Income Tax Provision

	Years Ended March 31
	2013	Effective Rate	2012	Effective Rate	Change
Income tax provision	$36,770	36.2%	$19,647	64.8%	$17,123

        The decrease in the effective tax rate in fiscal year 2013 compared to fiscal year 2012 is primarily due to absence of the nondeductible goodwill impairment that occurred in the prior year.

        Vista Outdoor's provision for income taxes includes both federal and state income taxes. The effective tax rate for fiscal year 2013 of 36.2% differs from the federal statutory rate of 35.0% due to state income taxes, partially offset by domestic manufacturing deduction (DMD) and favorable foreign earnings mix, which decreased the rate.

        The effective tax rate for fiscal year 2012 of 64.8% differs from the federal statutory rate of 35.0% due to nondeductible goodwill impairment and state income taxes, partially offset by DMD and favorable earnings mix which decreased the rate.

        As of March 31, 2013 and 2012, the total amount of unrecognized tax benefits was $5,925 and $4,567, respectively, of which $4,251 and $3,326, respectively, would affect the effective tax rate, if recognized. The remaining balance is related to deferred tax items which only impact the timing of tax payments. Although the timing and outcome of audit settlements are uncertain, it is reasonably possible that a $160 reduction of the uncertain tax benefits will occur in the next 12 months. The settlement of these unrecognized tax benefits could result in earnings from $0 to $108. See Note 11 to our audited combined financial statements for further details.

        Vista Outdoor believes it is more likely than not that the recorded deferred benefits will be realized through the reduction of future taxable income. Vista Outdoor's recorded valuation allowance of $452 at March 31, 2013 relates to certain state net operating loss carryforwards that are not expected to be realized before their expiration. The valuation allowance decreased during fiscal year 2013 due to a combination of the generation and revaluation of certain net operating losses.

Liquidity and Capital Resources

        Historically, Vista Outdoor has generated and expects to continue to generate positive cash flow from operations. In addition to Vista Outdoor's normal operating cash requirements, the Company's principal future cash requirements will be to fund capital expenditures, debt service, employee benefit obligations and strategic acquisitions. Vista Outdoor's short-term cash requirements for operations are expected to consist mainly of capital expenditures to maintain and expand production facilities and working capital requirements.

        Vista Outdoor's ability to fund its operations and make payments on its indebtedness, including debt incurred to finance the Vista Outdoor Dividend due to ATK as well as any future debt that Vista Outdoor may incur, will be funded from cash from operations and drawings under its Revolving Credit Facility. Vista Outdoor believes that its future cash from operations and availability under the Revolving Credit Facility will provide adequate resources to fund these needs. If Vista Outdoor's future cash flows from operations and other capital resources are insufficient, however, it may be forced to obtain additional debt or equity financing or sell assets.

        Due to the global nature of Vista Outdoor's operations, a significant portion of its cash is held outside the United States. As of September 28, 2014, $15.4 million of cash and cash equivalents were held by foreign subsidiaries, compared to Vista Outdoor's total amount of cash and cash equivalents of $34.1 million as of such date. All cash held by Vista Outdoor's foreign subsidiaries is readily convertible into other foreign currencies (including U.S. dollars). Accordingly we believe that our foreign holdings of cash will not have an adverse impact on our liquidity. Vista Outdoor does not currently expect to repatriate cash earnings from its foreign subsidiaries in order to fund U.S. operations. If these earnings were distributed, such amounts would be subject to U.S. federal income tax at the statutory rate less the available foreign tax credits, if any, and potentially subject to withholding taxes in the various jurisdictions.

Cash Flow Summary

Six Months ended September 28, 2014

        Vista Outdoor's cash flows from operating, investing and financing activities, as reflected in the Combined Statement of Cash Flows are summarized as follows:

	Six Months Ended
	September 28, 2014	September 29, 2013
Cash flows used for operating activities	$(36,638)	$(18,643)
Cash flows used for investing activities	(20,337)	(325,899)
Cash flows provided by financing activities	51,749	355,125

Net cash flows	$(5,226)	$10,583

Operating Activities.

        Net cash used for operating activities during the six months ended September 28, 2014 increased $17,995 compared to the prior year period due to an increase in accounts receivable as a result of increased sales, partially offset by an increase in net income.

Investing Activities.

        Net cash used for investing activities decreased $305,562 during the six months ended September 28, 2014 compared to the six months ended September 29, 2013 primarily due to the acquisition of Savage Arms in the prior year period.

Financing Activities.

        Cash flows related to financing activities reflect changes in ATK's investment in Vista Outdoor and the allocation of debt to Vista Outdoor from ATK. Subsequent to the Spin-Off, Vista Outdoor will no longer participate in cash management and funding arrangements with ATK. Historically, Vista Outdoor has utilized these arrangements to fund significant expenditures, such as manufacturing capacity expansion and acquisitions.

        Net cash provided by financing activities decreased $303,376 in the six months ended September 28, 2014 compared to the six months ended September 29, 2013 as result of the prior year allocation of debt to finance the Savage Arms acquisition and the cash paid to ATK, which represents the net cash excess resulting from operating and investing activities as discussed above.

Fiscal Year 2014

        Vista Outdoor's cash flows from operating, investing and financing activities, as reflected in the Combined Statement of Cash Flows for the years ended March 31, 2014, 2013 and 2012 are summarized as follows:

	2014	2013	2012
Cash flows provided by operating activities	$172,310	$75,363	$78,730
Cash flows used for investing activities	(1,341,747)	(23,395)	(23,600)
Cash flows provided by (used for) financing activities	1,209,316	(52,417)	(54,976)

Net cash flows	$39,879	$(449)	$154

Operating Activities

        Net cash provided by operating activities increased $96,947 in fiscal year 2014 compared to fiscal year 2013. This increase was driven by an increase in net income and a decrease in the cash required to fund working capital primarily driven by changes in inventory due to increased shipments and reduced inventory levels through improved inventory management in Outdoor Products. The increase was partially offset by a decrease in accounts payable due to the timing of payments.

        Net cash provided by operating activities decreased $3,367 in fiscal year 2013 compared to fiscal year 2012. This increase was driven by an increase in net income and an increase in accounts payable due to timing of payments. The increase was partially offset by an increase in inventory due to inventory purchases required to support increased sales.

        Cash used for working capital is defined as net receivables plus net inventories, less accounts payable. Seasonal variations in our results of operations may reduce our cash on hand, increase our inventory levels and extend our accounts receivable collection periods. This in turn may cause us to increase our debt levels and interest expense to fund our working capital requirements. Sales of our hunting accessories are highest during the months of August though December due to shipments around the fall hunting season and holidays. In addition, sales of our ammunition have historically been lower in our first fiscal quarter.

Investing Activities

        Net cash used for investing activities increased by $1,318,352 in fiscal year 2014 compared to fiscal year 2013, primarily due to the acquisition of Savage Arms and Bushnell and an increase of cash used for capital expenditures of $16,839.

        Net cash used for investing activities remained essentially flat in fiscal year 2013 compared to fiscal year 2012.

Financing Activities

        Cash flows related to financing activities reflect changes in ATK's investment in Vista Outdoor and the allocation of debt to Vista Outdoor from ATK. Subsequent to the spin-off, Vista Outdoor will no longer participate in cash management and funding arrangements with ATK. Historically, Vista Outdoor has utilized these arrangements to fund significant expenditures, such as manufacturing capacity expansion and acquisitions.

        Net cash provided by financing activities was $1,209,316 in fiscal year 2014 compared to a use of cash of $52,417 in fiscal year 2013. This change of $1,261,733 was due to the allocated debt ATK issued to finance the acquisition of Bushnell, and the cash provided by ATK which represents the net cash deficit resulting from operating and investing activities as discussed above.

        Net cash used for financing activities decreased $2,559 in fiscal year 2013 compared to fiscal year 2012 as result of the cash paid to ATK, which represents the net cash excess resulting from operating and investing activities as discussed above.

Credit Facilities

        On December 19, 2014, Vista Outdoor and certain financial institutions executed the Credit Agreement pursuant to which the financial institutions party thereto agreed to provide debt financing to Vista Outdoor in an aggregate principal amount of $750 million, comprised of a $350 million Term Loan and a $400 million Revolving Credit Facility, in each case on the terms and conditions set forth therein. Both the Term Loan and Revolving Credit Facility mature five years from the date the Term Loan is drawn.

        In connection with the Spin-Off, Vista Outdoor expects to incur approximately $350 million of aggregate debt, consisting of the Term Loan. If the Spin-Off had occurred on April 1, 2013, Vista Outdoor estimates that for the six months ended September 28, 2014 and the year ended March 31, 2014, interest expense would have been approximately $3,372 and $6,744, respectively on a pro forma basis, exclusive of fees and discounts. Vista Outdoor expects to use $250 million of the net proceeds of the Term Loan to fund the Vista Outdoor Dividend due to ATK. Pursuant to the Transaction Agreement, the amount of the Vista Outdoor Dividend will be equal to the amount by which ATK's gross indebtedness for borrowed money as of the closing date exceeds $1,740,000, as described in more detail under "Certain Relationships and Related Party Transactions—Agreements with ATK—Transaction Agreement."

        The Term Loan will be subject to quarterly principal payments of $4.375 million with the remaining balance due upon the maturity date. Substantially all domestic tangible and intangible assets of Vista Outdoor and its domestic subsidiaries will be pledged as collateral under the Senior Credit Facilities. Borrowings under the Senior Credit Facilities will bear interest at a rate equal to either a base rate plus a margin or a Eurodollar rate plus a margin. The Eurodollar margin will be initially 1.75% and the base rate margin will initially be 0.75%. After the end of the first fiscal quarter following the closing date, the margin will be based on Vista Outdoor's consolidated leverage ratio. In addition, Vista Outdoor will pay an annual commitment fee on the unused portion of the Revolving Credit Facility based on its consolidated leverage ratio. Immediately following the closing date, the Revolving Credit Facility will be available for borrowing for working capital and for other general corporate purposes, including the issuance of letters of credit in the ordinary course of Vista Outdoor's business.

        The Revolving Credit Facility will not be available for borrowing prior to the Spin-Off, and other than undrawn letters of credit, Vista Outdoor does not expect to have any borrowings under the Revolving Credit Facility immediately following the Spin-Off. Vista Outdoor expects to use the Revolving Credit Facility to meet any ongoing cash needs in excess of internally generated or available cash flows and to issue letters of credit in the ordinary course of our business. Borrowings under the Revolving Credit Facility will be subject to customary borrowing conditions.

        The Credit Agreement contains financial covenants that require us to maintain a consolidated interest coverage ratio (as defined in the Credit Agreement) of not less than 3.00 to 1.00 and to maintain a consolidated leverage ratio (as defined in the Credit Agreement) of 3.50 to 1.00 or less. We expect that we will be in compliance with all such financial covenants. However, our business, financial position and results of operations are subject to various risks and uncertainties, and we cannot assure you that we will be able to comply with all such financial covenants in the future. For example, during periods in which we experience declines in sales or otherwise experience the adverse impact of seasonality, we may not be able to comply with such financial covenants. Any failure to comply with the restrictions in the Credit Agreement may prevent us from drawing under the Revolving Credit Facility and may result in an event of default under the Credit Agreement, which default may allow the lenders to accelerate the related indebtedness and may result in an acceleration of the repayment of any other indebtedness to which a cross-default or cross-acceleration provision applies. In addition, an event of default under the Credit Agreement also permits the lenders under the Revolving Credit Facility to terminate all other commitments to extend additional credit under the Revolving Credit Facility. Furthermore, if we are unable to repay the amounts due and payable under the Senior Credit Facilities, the lenders under the Senior Credit Facilities could proceed against the collateral that secures the indebtedness.

Off-Balance Sheet Arrangements

        ATK provides a defined benefit pension plan for its eligible U.S. employees and retirees. In Vista Outdoor's financial statements, these plans are accounted for as multiemployer benefit plans and the portion of Vista Outdoor's liability associated with this U.S. plan is not reflected on Vista Outdoor's combined balance sheets. Other than these benefit obligations, there are no off-balance sheet arrangements. On the Distribution Date, Vista Outdoor will assume the benefit obligation attributed to Vista Outdoor's employees for this plan, and it will be reflected in Vista Outdoor's combined balance sheet as of the distribution date. See "Unaudited Pro Forma Condensed Combined Financial Statements" and the notes thereto for additional information.

Contractual Obligations and Commercial Commitments

        The following table summarizes Vista Outdoor's contractual obligations and commercial commitments as of March 31, 2014 and does not give effect to the indebtedness we will incur in connection with the Spin-Off:

		Payments due by period
	Total	Less than 1 year	1—3 years	3—5 years	More than 5 years
Contractual obligations:
Long-term debt	$1,014,911	$25,448	$50,896	$401,692	$536,875
Interest on debt(1)	112,700	31,335	30,780	29,671	20,914
Operating leases	42,937	10,510	20,873	11,554	—
Purchase Obligations	57,090	54,090	3,000
Environmental remediation costs, net	567	37	70	70	390
Pension and other PRB plan contributions	37,124	6,242	16,956	8,148	5,778

Total contractual obligations	$1,265,329	$127,662	$122,575	$451,135	$563,957

		Commitment Expiration by period
	Total	Within 1 year	1—3 years	3—5 years
Other commercial commitments:
Letters of credit	$11,130	$6,020	$5,110	$—

(1)
Includes interest on variable rate debt calculated based on interest rates at March 31, 2014. Variable rate debt was 100% of ATK's total debt at March 31, 2014.

        As of September 28, 2014, there have been no material changes with respect to the contractual obligations and commercial commitments compared to those as of March 31, 2014.

        We expect to incur additional indebtedness in connection with the Spin-Off, namely our $350 million Term Loan, a portion of which will be used to pay the Vista Outdoor Dividend to ATK. Accordingly, our long-term indebtedness and interest payment obligations as described in the table above will be impacted. For information regarding the pro forma effect of this new indebtedness on our capital structure, see "Capitalization" and "Unaudited Pro Forma Condensed Combined Financial Statements" and the notes related thereto.

        The total liability for uncertain tax positions at March 31, 2014 was approximately $23,237 (see Note 11 to our audited combined financial statements), $0 of which could be paid within 12 months and therefore none of which is classified within current taxes payable. We are not able to provide a reasonably reliable estimate of the timing of future payments relating to the non-current uncertain tax position obligations.

        Pension plan contributions are an estimate of Vista Outdoor's minimum funding requirements through fiscal year 2024 to provide pension benefits for employees based on expected actuarial estimated service accruals through fiscal year 2024 pursuant to the Employee Retirement Income Security Act, although Vista Outdoor may make additional discretionary contributions. These estimates may change significantly depending on the actual rate of return on plan assets, discount rates, discretionary pension contributions and regulations.

Contingencies

        Litigation.    From time to time, Vista Outdoor is subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the conduct of Vista Outdoor's business. Vista Outdoor does not consider any of such proceedings that are currently pending, individually or in the aggregate, to be material to its business or likely to result in a material adverse effect on its future operating results, financial condition or cash flows.

        Environmental Liabilities.    Vista Outdoor's operations and ownership or use of real property are subject to a variety of laws and regulations relating to the protection of the environment, including those governing the discharge of hazardous materials, remediation of contaminated sites and restoration of damage to the environment. Vista Outdoor is obligated to conduct investigation and/or remediation activities at certain sites that it owns or operates or formerly owned or operated.

        Vista Outdoor also has been identified as a potentially responsible party ("PRP"), along with other parties, in several regulatory agency actions associated with hazardous waste sites. As a PRP, we may be required to pay a share of the costs of the investigation and clean-up of these sites. While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities, based on currently available information, we do not currently expect that these matters, individually or in the aggregate, will have a material adverse effect on our operating results, financial condition or cash flows.

        While environmental laws and regulations have not had a material adverse effect on Vista Outdoor's operating results, financial condition or cash flows in the past, and Vista Outdoor has environmental management programs in place to mitigate these risks, Vista Outdoor could incur material additional costs, including cleanup costs, resource restoration, fines and penalties or third-party property damage or personal injury claims, as a result of violations or liabilities under environmental laws or non-compliance with environmental permits in the future.

Dependence on Key Customers; Concentration of Credit

        The loss of any key customer and Vista Outdoor's inability to replace revenues provided by a key customer may have a material adverse effect on Vista Outdoor's business and financial condition. For the six months ended September 28, 2014 and September 29, 2013, no single customer accounted for more than 10% of total revenues. For the years ended March 31, 2014, 2013 and 2012, one customer, Walmart, accounted for approximately 12%, 14% and 13%, respectively, of total revenues. No other customers accounted for more than 10% of total revenues during these periods. If a key customer fails to meet payment obligations, Vista Outdoor's operating results and financial condition could be adversely affected.

New Accounting Pronouncements

        See Note 1 to our audited combined financial statements and Note 1 to our unaudited condensed combined financial statements for a discussion of recently issued accounting pronouncements that may affect our financial results and disclosures in future periods.

Quantitative and Qualitative Disclosures about Market Risk

        Vista Outdoor is exposed to market risk from changes in interest rates. To mitigate the risks from interest rate exposure, Vista Outdoor occasionally may enter into hedging transactions, mainly interest rate swaps, through derivative financial instruments that have been authorized pursuant to corporate policies. Vista Outdoor uses derivatives to hedge certain interest rate, foreign currency exchange rate and commodity price risks, but does not use derivative financial instruments for trading or other speculative purposes, and Vista Outdoor is not a party to leveraged financial instruments. Additional information regarding the financial instruments is contained in Notes 1 and 3 to the combined financial statements. Vista Outdoor's objective in managing exposure to changes in interest rates is to limit the impact of such changes on earnings and cash flow and to lower the overall borrowing costs.

        Vista Outdoor measures market risk related to holdings of financial instruments based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical change (increase and decrease) in interest rates. Vista Outdoor used current market rates on the debt portfolio to perform the sensitivity analysis. Certain items such as lease contracts, insurance contracts and obligations for pension and other postretirement benefits were not included in the analysis.

        Vista Outdoor conducts business through its subsidiaries in many different countries, and fluctuations in currency exchange rates could have a significant impact on the reported results of operations, which are presented in U.S. dollars. Cross-border transactions, both with external parties and intercompany relationships, result in increased exposure to foreign exchange effects. Accordingly, significant changes in currency exchange rates, particularly the Euro, the British Pound, the Chinese Renminbi (Yuan), the Canadian Dollar and/or the Australian dollar, could cause fluctuations in the reported results of Vista Outdoor's businesses' operations that could negatively affect Vista Outdoor's results of operations.

        In addition, sales and expenses of Vista Outdoor's non-U.S. businesses are also translated into U.S. dollars for reporting purposes and the strengthening or weakening of the U.S. dollar could result in unfavorable translation effects.

Inflation

        In management's opinion, inflation has not had a significant impact upon the results of Vista Outdoor's operations.

Critical Accounting Policies

        Vista Outdoor's discussion and analysis of its financial condition and results of operations are based upon Vista Outdoor's combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. In preparing our combined financial statements, we make estimates and judgments that affect the reported amounts of assets, liabilities, sales, expenses and related disclosure of contingent assets and liabilities. Vista Outdoor reevaluates its estimates on an ongoing basis. Vista Outdoor's estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

        Vista Outdoor believes the following are its critical accounting policies that affect its more significant judgments and estimates used in the preparation of its combined financial statements.

Revenue Recognition

        Sales, net of estimates for discounts, returns, rebates, allowances and excise taxes are recognized when persuasive evidence of an arrangement exists, the price is fixed and determinable all risks of ownership have been transferred and payment is reasonably assured.

Allowance for Doubtful Accounts

        Vista Outdoor maintains an allowance for doubtful receivables for estimated losses resulting from the inability of its trade customers to make required payments. Vista Outdoor provides an allowance for specific customer accounts where collection is doubtful and also provides an allowance for customer deductions based on historical collection and write-off experience. Additional allowances would be required if the financial conditions of Vista Outdoor's customers deteriorated.

Inventories

        Vista Outdoor's inventories are valued at the lower of cost or market. Vista Outdoor evaluates the quantities of inventory held against past and future demand and market conditions to determine excess or slow moving inventory. For those product classes of inventory identified, Vista Outdoor estimates their market value based on current and projected selling prices. If the projected market value is less than cost, Vista Outdoor provides an allowance to reflect the lower value of that inventory. This methodology recognizes projected inventory losses at the time such losses are evident rather than at the time goods are actually sold. The projected market value can decrease due to consumer preferences, legislation, or loss of key contracts among other events.

Employee Benefit Plans

        ATK provides a defined benefit pension plan for its eligible U.S. employees and retirees. In Vista Outdoor's financial statements, these plans are accounted for as multiemployer benefit plans and the portion of Vista Outdoor's liability associated with this U.S. plan is not reflected on Vista Outdoor's consolidated balance sheets. On the distribution date, Vista Outdoor will assume the benefit obligation attributed to Vista Outdoor's employees for this plan, and it will be reflected in Vista Outdoor's combined balance sheet as of the Distribution Date. See "Unaudited Pro Forma Condensed Combined Financial Statements" and the notes thereto for additional information. Vista Outdoor's combined statements of comprehensive income include expense allocations for these benefits. These expenses were funded through intercompany transactions with ATK which are reflected within Parent's Equity.

Income Taxes

        ATK or one of its subsidiaries files income tax returns in the U.S. federal, various U.S. state and foreign jurisdictions on behalf of Vista Outdoor. With few exceptions and recent acquisitions, ATK is no longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2007. The IRS has completed the audits of ATK's tax returns for fiscal years 2011 and 2012. We believe appropriate provisions for all outstanding issues have been made for all remaining open years in all jurisdictions.

        Vista Outdoor's domestic operations have historically been included in ATK's U.S. federal and state income tax returns and all income taxes have been paid by ATK. Vista Outdoor's foreign operations have been included in its own tax filings and have been paid by Vista Outdoor. Income tax expense and other income tax related information contained in our combined financial statements are presented on a separate tax return basis as if Vista Outdoor filed its own tax returns. Provisions for federal, state and foreign income taxes are calculated based on reported pre-tax earnings and current tax law. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. Vista Outdoor periodically assesses its liabilities and contingencies for all periods that are currently open to examination or have not been effectively settled based on the most current available information. Where it is not more likely than not that Vista Outdoor's tax position will be sustained, Vista Outdoor records the entire resulting tax liability and when it is more likely than not of being sustained, Vista Outdoor records its best estimate of the resulting tax liability. Any applicable interest and penalties related to these positions are also recorded in our combined financial statements. To the extent Vista Outdoor's assessment of the tax outcome of these matters changes, such change in estimate will impact the income tax provision in the period of the change. It is Vista Outdoor's policy to record any interest and penalties related to income taxes as part of the income tax expense for financial reporting purposes. Deferred tax assets related to carryforwards are reduced by a valuation allowance when it is not more likely than not that the amount will be realized before expiration of the carryforward period. As part of this analysis Vista Outdoor takes into account the amount and character to determine if the carryforwards will be realized. Significant estimates are required for this analysis. Changes in the amounts of valuation allowance are recorded in the tax provision in the period when the change occurs.

        The IRS released final regulations relating to the capitalization of tangible personal property on September 13, 2013. Vista Outdoor is currently analyzing the impact of these new regulations. We do not believe they will have a material impact on our financial statements.

Acquisitions

        The results of acquired businesses are included in Vista Outdoor's combined financial statements from the date of acquisition. Vista Outdoor allocates the purchase price of an acquired business to the underlying tangible and intangible acquired assets and liabilities assumed based on their fair value. Estimates are used in determining the fair value and estimated remaining lives of intangible assets until the final purchase price allocation is completed. Actual fair values and remaining lives of intangible assets may vary from those estimates. The excess purchase price over the estimated fair value of the net assets acquired is recorded as goodwill.

        On June 21, 2013, ATK acquired Caliber Company, parent company of Savage Arms, a leading manufacturer of sporting long guns. Operating under the brand names of Savage Arms, Stevens and Savage Range Systems, the company designs, manufactures and markets centerfire and rimfire rifles, shotguns and shooting range systems used for hunting, as well as competitive and recreational target shooting. Savage Arms is included in the Vista Outdoor combined financial results from the acquisition date. The purchase price was $315,000 net of cash acquired. The preliminary purchase price allocation is subject to further refinement and may require significant adjustments to arrive at the final purchase price allocation. These adjustments will primarily relate to certain contingent liabilities and income tax-related items. None of the goodwill generated in this acquisition will be deductible for tax purposes.

        Vista Outdoor used the acquisition method of accounting to account for this acquisition and, accordingly, the results of Savage Arms are included in Vista Outdoor's combined financial statements at the date of acquisition. The purchase price for the acquisition has been allocated to the acquired assets and liabilities based on estimated fair value. Pro forma financial statement information has been included within Note 4 to our audited combined financial statements and Note 4 to our unaudited condensed combined financial statements.

        On November 1, 2013, ATK acquired Bushnell. Bushnell is included in the Vista Outdoor combined financial results from the acquisition date. Bushnell is a leading global designer, marketer and distributor of branded sports optics, outdoor accessories and eyewear. The purchase price was $985,000 net of cash acquired, subject to purchase price adjustments. The purchase price has been preliminarily allocated based on the estimated fair value of net assets acquired and liabilities assumed at the date of the acquisition. The preliminary purchase price allocation is subject to further refinement and may require significant adjustments to arrive at the final purchase price allocation. These adjustments will primarily relate to working capital adjustments, certain contingent liabilities and income tax-related items. We expect the purchase price allocation to be completed within 12 months of the acquisition date. A portion of the goodwill generated in this acquisition will be deductible for tax purposes.

Accounting for Goodwill

        Vista Outdoor tests goodwill for impairment on the first day of its fourth fiscal quarter or upon the occurrence of events or changes in circumstances that indicate that the asset might be impaired. Vista Outdoor has determined that the reporting units on a standalone basis for its goodwill impairment review are its operating segments, or components of an operating segment, that constitute a business for which discrete financial information is available, and for which segment management regularly reviews the operating results. Vista Outdoor then evaluates these components to determine if they are similar and should be aggregated into one reporting unit for testing purposes. Based on this analysis, Vista Outdoor has identified four reporting units as of the fiscal year 2014 testing date, which resulted in the identification of one additional reporting unit at Vista Outdoor compared to the Sporting Group of ATK.

        The goodwill impairment test is performed using a two-step process. In the first step, Vista Outdoor determines the estimated fair value of each reporting unit and compares it to the carrying value of the reporting unit, including goodwill. If the carrying amount of a reporting unit is higher than its estimated fair value, an indication of impairment exists and the second step must be performed in order to determine the amount of the impairment. In the second step, Vista Outdoor must determine the implied fair value of the reporting unit's goodwill, which is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The implied fair value is compared to the carrying amount and if the carrying amount of the reporting unit's goodwill exceeds the implied fair value of its goodwill, an impairment loss must be recognized for the excess.

        The fair value of each reporting unit is determined using both an income and market approach. The value estimated using a discounted cash flow model is weighted against the estimated value derived from two separate market approaches: the guideline company and transaction methods. These market approach methods estimate the price reasonably expected to be realized from the sale of the company based on comparable companies and recent transactional data.

        In developing its discounted cash flow analysis, Vista Outdoor's assumptions about future revenues and expenses, capital expenditures and changes in working capital are based on its three-year plan, as approved by the Board of Directors, and assumes a terminal growth rate thereafter. A separate discount rate is determined for each reporting unit and these cash flows are then discounted to determine the fair value of the reporting unit.

        Projecting discounted future cash flows requires Vista Outdoor to make significant estimates regarding future revenues and expenses, projected capital expenditures, changes in working capital and the appropriate discount rate. The projections also take into account several factors, including current and estimated economic trends and outlook, costs of raw materials and other factors, which are beyond Vista Outdoor's control. If the current economic conditions were to deteriorate, or if Vista Outdoor were to lose a significant contract or business, causing a reduction in estimated discounted cash flows, it is possible that the estimated fair value of certain reporting units could fall below their carrying value resulting in the necessity to conduct additional goodwill impairment tests in future periods. Vista Outdoor continually monitors the reporting units for impairment indicators and updates assumptions used in the most recent calculation of the estimated fair value of a reporting unit as appropriate.

        For the fiscal year 2014 impairment assessment performed as of December 30, 2013, Vista Outdoor utilized estimated cash flows from its three-year plan and assumed a terminal growth rate thereafter ranging from 2% to 3%. The cash flows were then discounted using a separate discount rate for each reporting unit which ranged from 9.5% to 12.5%. An assumed value was also determined using multiples from recent transactions in the industry and by comparing operating results from guideline companies.

        The results of Vista Outdoor's fiscal year 2014 annual goodwill impairment test indicated that no goodwill impairment existed, as the estimated fair value for all reporting units exceeded their carrying value by greater than 10%, which Vista Outdoor deems to be a sufficient excess.

        We currently expect to record a non-cash, goodwill/trade name impairment charge with only partial tax benefits in the third quarter of fiscal 2015. We believe that an impairment of goodwill within the Shooting Sports segment may have occurred. While results of the analysis to finalize the actual amount of the impairment charge are not yet completed, we believe there is sufficient evidence to conclude that it is more likely than not that an impairment has occurred. The estimated impairment charge is due to the current market correction impacting demand for firearms. A major factor to this impairment is the significant impact to the valuations of other firearms market participants, which was considered by management as a basis for this estimated impairment. Also, contributing to this impairment is a decline in our near-term projected cash flows in the Shooting Sports segment. The charge is primarily attributable to $165 million goodwill and $127 million of other intangibles recorded in connection with the acquisition of Savage Arms in fiscal 2014. We are in the process of finalizing the actual amount of the impairment charge, but based on a preliminary analysis it is estimating that it is likely in the range of $40 - $50 million, which represents approximately 15% of the Savage Arms purchase price.

 BUSINESS

Our Company

        We are a leading global designer, manufacturer and marketer of consumer products in the growing outdoor sports and recreation markets. We serve these markets through our diverse portfolio of over 30 well-recognized brands that provide consumers with a range of affordable, performance-driven, high-quality and innovative products, including sporting ammunition and firearms, outdoor accessories, outdoor sports optics, golf rangefinders and performance eyewear. We serve a broad range of end consumers, including outdoor enthusiasts, hunters and recreational shooters, professional athletes, as well as law enforcement and military professionals. Our products are sold through a wide variety of mass, specialty and independent retailers, such as Walmart, Cabela's, Gander Mountain, Bass Pro Shops, Dick's Sporting Goods, Sportsman's Warehouse and Recreational Equipment, Inc. We have a scalable, integrated portfolio of brands that allows us to leverage our deep customer knowledge, product development and innovation, supply chain and distribution, and sales and marketing functions across product categories to better serve our retail partners and end users.

        Many of our brands have a rich, long-standing heritage, such as Federal Premium, founded in 1922, and Bushnell, founded in 1948. We believe this brand heritage supports our leading market share positions in multiple categories. For example, we believe we hold the No. 1 sales position in the U.S. markets for ammunition, riflescopes and golf rangefinders. To maintain the strength of our brands and drive revenue growth, we invest in product innovation to improve performance, quality and affordability while providing world-class customer support to our major retail partners and end users. We have received numerous awards for product innovation by respected industry publications and for service by our retail customers. Additionally, high-profile professional sportsmen and athletes use and endorse our products, which we believe influences the purchasing behavior of recreational consumers.

        Our brands in the shooting sports and outdoor products markets include the following:

Shooting Sports	Outdoor Products
Federal Premium	Bushnell	BLACKHAWK!
Savage Arms	Alliant Powder	Millett
American Eagle	Bee Stinger	Night Optics
Blazer	Butler Creek	Outers
CCI	Bollé	Primos
Estate Cartridge	Cébé	RCBS
Fusion	Champion Target	Serengeti
Speer	Eagle	Simmons
Stevens	Final Approach	Stoney Point
	Gold Tip	Tasco
	GunMate	Uncle Mike's
	Gunslick Pro	Weaver Optics
Hoppe's

        We have approximately 5,800 employees and operate 15 manufacturing facilities in the United States, Puerto Rico, Mexico and Canada. We also source finished product both domestically and internationally for global distribution. Our supply chain and logistics infrastructure gives us the ability to serve a broad array of wholesale and retail customers, many of whom rely on us for services such as category management, marketing campaigns, merchandising and inventory replenishment. We believe our strong wholesale and retail relationships and diverse product offering provide a unique competitive advantage that enhances our growth opportunities, provides sales stability and supports high levels of profitability.

        With one of the most established platforms in the sporting goods industry, our strategy is to pursue organic growth through new product introductions, increased distribution and capitalizing on growing overall markets. Additionally, we plan to actively pursue acquisitions in categories that enhance our focus on outdoor sports and recreation. We have a proven track record of successful acquisitions and have a capital structure that will facilitate additional acquisitions. As we have done in the past, we intend to leverage our product development and sales, marketing and distribution platform to integrate acquired business lines and generate sales and cost synergies. While our current product offerings are concentrated in the hunting and shooting sports sectors of the outdoor sports and recreation industry, we have recently expanded, and expect further growth, in adjacent outdoor sports categories.

        In recent years, we have delivered strong revenue and profit growth while maintaining strong free cash flow. In fiscal year 2014, we generated $2.3 billion in pro forma sales. From fiscal year 2003 to fiscal year 2014, we grew revenue at a compound annual rate of approximately 20%, which included organic growth in our ammunition business at a compound annual rate of approximately 17% as well as growth through our acquisitions of BLACKHAWK!, Savage Arms and Bushnell. In fiscal year 2014, we achieved an operating margin of approximately 12% and an Adjusted EBITDA margin of approximately 16%. Our strong free cash flow is driven by our profitability and modest capital expenditure requirements. We believe these financial results are superior to many of our sports equipment peers.

Market Opportunity

        We participate in the global market for consumer goods geared toward outdoor recreation and shooting sports. Spending on outdoor recreation products in the U.S., including the purchase of gear for bicycling, camping, fishing, hunting, motorcycling, off-roading, snow sports, trail sports, water sports and wildlife viewing, totaled $48 billion in 2011, according to the 2012 Outdoor Recreation Economy National Report issued by the Outdoor Industry Association, which publishes data every five years. Examples of the sports and activities we target include hunting, archery, target shooting, hiking, camping, bird watching, golf and snow skiing. We believe the sporting goods and outdoor recreation sectors are lucrative global markets with the potential for sustained future growth. According to the SFIA, 41% of the U.S. population plans to spend money on outdoor recreation activities in 2014 and 55% of those planning to spend money on such activities intend to spend more money in 2014 than they did in 2013. We believe a greater awareness of, and participation in, outdoor sports and recreation has been a principal driver of this growth. We believe growth will continue, driven by positive shifts in consumer demographics utilizing our products, including increases in new, female and younger participants, and expanding interest in outdoor sports and shooting activities.

Outdoor Recreation and Accessories Industry

        The outdoor recreation and accessories industry represents a large and growing focus area of our business. Examples of products in this industry include wildlife watching, archery equipment, winter sports, water sports, fishing equipment, camping and hiking equipment, golf products and rock climbing equipment. The brands we currently own in this category are Bushnell, Primos, Bollé, Serengeti, Cébé, Gold Tip, Weaver and Tasco. Our consumers often participate in multiple outdoor activities, including fishing, camping, cycling, kayaking and winter sports. We believe the fragmented nature of the outdoor recreation industry, combined with retail and consumer overlap with our existing businesses, presents attractive growth opportunities, both organically and through strategic acquisitions.

Shooting Sports Industry

        Shooting sports products currently represent the largest proportion of our sales. We design, develop and manufacture ammunition, long guns and related equipment products. Among these categories, we derive the largest portion of our sales from ammunition, which is a consumable, repeat purchase product. From 2009 to 2012 the percentage of the U.S. population participating in target or sport shooting increased from 15% to 17% according to the NSSF. Two-thirds of these new participants were between the ages of 18 and 34 and 37% of the new shooters were female. We believe this younger segment also represents the demographic with the greatest per capita spend. In response, we have developed products tailored to new shooters, such as reduced-recoil ammunition, interactive targets, and fashionable and attractive personal safety equipment, such as shooting glasses and hearing protection. Firearms sales as measured by the NICS grew at a compound annual rate of 8% from 2003 to 2012, leading to a substantial installed base of potential ammunition and accessories consumers. More recently, firearms sales have experienced a decline, which may indicate decreased demand for long-guns and related accessory categories, which could impact our future Shooting Sports revenue. We believe we are well-positioned to succeed in the shooting sports market, given our scale and global operating platform, which we believe is difficult to replicate in the highly regulated and capital intensive ammunition manufacturing sector.

Competitive Strengths

Portfolio of Authentic Brands Focused on Outdoor Sports and Recreation

        We have a diverse portfolio of outdoor sports and recreation and shooting sports brands, many with long-standing, market leading positions. We seek to maintain our brand strength by developing performance-enhancing innovations, introducing new products, engaging in product and brand marketing campaigns, and providing marketing support to our strategic channel partners. We target selling prices that balance our premium positioning with our focus on affordability to capture a large consumer base. Our brand strength and product innovations allow us to drive sales growth and deliver robust profit margins.

        We employ a segmented brand strategy that leverages over 30 brands that are leaders in niche categories. This approach provides us with several competitive advantages:

  •
  Strong brand recognition, with the ability to command a leading market share position across several categories. For example, our Bushnell brand has a No. 1 market share in riflescopes and golf rangefinders, while our Hoppe's brand has a No. 1 market share in gun cleaning solutions and accessories.

  •
  Better insight into consumer preferences and market dynamics through information sharing across our portfolio. For example, our strategic relationships with key accounts combined with our world-class customer service model deliver consumer insights into our aligned product development organization and process. This information helps us develop and maintain a robust new product pipeline.

  •
  "Good, better, best" strategy using multiple brands. For example, our Bushnell Elite products target consumers seeking high-end products.

  •
  Increased presence and shelf space in our core retail channels.  By offering a wide variety of brands, we are able to command more shelf space.

        Savage Arms, acquired in 2013, is a nationally recognized long gun brand among hunters and recreational shooters who desire quality at an affordable price. Our Bushnell brand holds the leading U.S. market position in riflescopes, binoculars and golf rangefinders. BLACKHAWK! is an industry leader in tactical accessories with a customer base that ranges from individual shooting enthusiasts to government customers who depend on its performance and durability.

        Examples of our market-leading brands are set forth in the table below.

Category	Brands	Market Share
Ammunition	Federal, American Eagle, CCI, Speer, Estate, Blazer	#1—Overall
#1—Handgun
#1—Rifle
#2—Shotshell
Laser Rangefinders	Bushnell, Simmons	#1
Trail Cameras	Bushnell, Primos, Tasco	#2
Binoculars	Bushnell, Tasco, Simmons	#1
Riflescopes	Bushnell, Tasco, Simmons, Weaver	#1
Gun Care	Hoppes, Outers, Bore Snake	#1
Game Calls	Primos	#1
Holsters (non-military)	BLACKHAWK!, Uncle Mike's	#1

Source: Southwick Associates

        We believe our strong brand recognition and customer loyalty is a result of our ability to deliver innovative, high-quality products at an affordable price. This is reinforced by the numerous product awards we have won across our brand portfolio, as illustrated by the table below.

Award Name	Product/Brand	Type	Awarded by
2014 Best of the Best	Bushnell Wireless Trophy Cam HD	Consumer Publication Award	Field & Stream Magazine
2013 GPS Hot List Gold	Bushnell Golf	Consumer Publication Award	Golf Digest Magazine
2010 Rifle of the Year	Savage Arms 11 FCNS w/Accutrigger & Accustock	Consumer Publication Award	NRA's American Hunter
2009 Telly Award—Bronze	The Bullet Breakdown (PR Category)	Mainstream Video Award	Telly Awards
2008 Best of the Best	Bushnell Elite Riflescopes	Consumer Publication Award	Field & Stream Magazine
2008 Editor's Choice	Federal Premium Trophy Bonded Tip	Consumer Publication Award	Outdoor Life Magazine
2008 Lifetime Achievement	Bushnell	Industry Award	US Sportsmen's Alliance
2007 Ammo Mfr of Year	Federal Cartridge Company	Industry Award	NASGW

Leading Innovation and Product Development Competencies

        We believe our product development capabilities and intellectual property portfolio provide us with a strong competitive advantage. By applying our engineering and manufacturing expertise, we have been able to bring to market new and innovative products that maintain product differentiation while targeting affordability for our end consumers.

        We have continuously invested in research and development (R&D) and made disciplined investments in new technology to deliver sustainable growth and satisfy the evolving needs of our customers. We have leveraged our scale to develop a sophisticated R&D business process that we believe is difficult to replicate. Our current intellectual property portfolio includes over 500 patents, providing us with valuable proprietary trade secrets and technological know-how that we share across our platform. We employ approximately 80 dedicated design and product development professionals across the organization. Recent examples of our innovative, market-leading products include:

  •
  Wireless Trail Cam—Images are sent directly to a user's phone, tablet or computer for up-to-the-minute scouting information from wherever he or she places this camera.

  •
  V3 Golf Laser Rangefinders—Pinseeker with JOLT technology provides the user with positive feedback when he or she has locked on the pin for exact yardage.

  •
  Gold Dot G2—Bonded bullet that was designed for superior barrier performance through the FBI test protocol. Pre-programmed internal skives plus an engineered elastomer filled hollowpoint results in one of the most consistent, best performing, highest FBI scoring rounds available.

Proven Manufacturing, Global Sourcing and Distribution Platform

        We believe our state-of-the-art manufacturing expertise, leading sourcing and distribution capabilities, and high-quality retail, wholesale and distributor networks allow us to produce, deliver and replenish products in a more efficient and faster manner than our competitors. We believe this allows us to better meet the needs of our customers and end users. We operate 15 manufacturing facilities in the United States, Puerto Rico, Mexico and Canada. A large portion of our manufacturing requires rigorous adherence to regulatory standards and certification. These regulations provide high barriers to entry as they require significant capital investments and lengthy government approval processes to manufacture many of our high-volume products. Further, we believe that we leverage the scale and scope of our manufacturing operations to be the low-cost producer of many of our products.

        Our business model incorporates strategic deployment and alignment of the company's key objectives and goals, which include stringent operational metrics to drive year-over-year quality improvements, on-time delivery and operating efficiencies. We maintain a disciplined quality process and oversight to drive bottom line results and meet customer expectations. Additionally, our customer service model collects and incorporates consumer insight data, providing quality improvement opportunities.

        Integrated supply chain management is core to our company. We procure large quantities of raw materials for our manufacturing operations and we use effective negotiating disciplines and production methods, with the objective of obtaining the best price and delivery available as well as low-cost conversion of raw materials into finished product. We also source finished product both domestically and internationally for global distribution. We continuously seek to improve our vendor base as well as our in-country support and oversight and, through our integrated supply chain management process, we seek to provide year-over-year reductions in product costs. We believe the scope and scale of our sourcing network is not easily replicated.

        We have a global presence, selling goods through our distribution network in North America, South America, Europe, Asia and Australia. To increase efficiencies, we have consolidated our North American distribution centers and continue to implement automated processes in key locations. Additionally, we continue to leverage our scale to decrease overall distribution costs.

        We maintain positive relationships with our retail partners based on trust and professionalism. Our long-standing commitment to our customers, diverse product offering and focus on profitability for both our company and our retail partners have enabled us to gain shelf space and secure premium placement of our products at many major retailers. Our top retail and distributor partners include Walmart, Cabela's, Bass Pro Shops, Gander Mountain, AcuSport, United Sporting Group and Dick's Sporting Goods. For many of our top retail partners, our management team interfaces directly with their executives to ensure we are delivering the products our retailers need to meet the demands of the end user in the most efficient and profitable manner possible. Furthermore, we believe our scale is a unique competitive advantage that allows us to leverage our platform to efficiently and profitably service our largest retail customers. For example, we work with our key retail customers to develop marketing and advertising campaigns, provide inventory replenishment support and organize product category merchandising plans. These capabilities give us an advantage as we believe few competitors offer this level of retail support or a more comprehensive product portfolio. The strength of these programs is illustrated by the numerous retail awards we have received.

Award Name	Awarded to	Type	Awarded by
2013 Sporting Goods Supplier of the Year	ATK	Retailer Award	Walmart
2013 Hunting Vendor of the Year	ATK	Retailer Award	Cabela's
2013 Holster Brand of the Year	BLACKHAWK!	Retailer Award	OpticsPlanet

Proven M&A Capabilities

        We have a history of successfully identifying, acquiring, integrating and growing complementary businesses. For example, in fiscal year 2011 we expanded our tactical accessories capabilities through the acquisition of BLACKHAWK!. In fiscal year 2014, we acquired two more companies, Savage Arms and Bushnell, both of which grew our presence in the outdoor recreation and shooting sports markets and enhanced our manufacturing, product development and distribution platform for future acquisitions. We have also maintained the discipline to forgo certain acquisition opportunities that did not meet our specific operating and return on investment criteria. We believe our integrated outdoor sports and recreation platforms, leading brands and scale enable us to enhance the cost synergy potential and success of an acquisition by leveraging our customer relationships, sales and marketing resources, low-cost manufacturing and distribution network. We also believe our broad distribution network and retail partnerships can accelerate revenue growth in acquired companies.

Long-Tenured and Highly Experienced Management Team

        We have an experienced and committed management team with a proven track record of implementing successful growth strategies. Under our management team's leadership, we have continued to expand our market share to become one of the largest players in the outdoor sports and recreation industry.

        Our management team is led by Mark DeYoung, Chairman and Chief Executive Officer, who has been with ATK since 1985. Mr. DeYoung pivoted ATK's presence in the aerospace and defense industry into the consumer products industry, leveraging the company's experience and capabilities in high-rate manufacturing, engineering and sourcing. Through the acquisition of Blount International, Inc.'s Sporting Equipment Group business in 2001, ATK successfully secured a position in the commercial shooting sports market. Mr. DeYoung led the Blount integration, enabling ATK to streamline costs, improve operating profit, strengthen product development and marketing, develop strategic relationships with key retailers, and significantly grow sales and market share for the aquired commercial brands. In addition, Mr. DeYoung developed the company's successful strategy to grow the accessories and firearms portfolio through the BLACKHAWK!, Savage Arms and, most recently, Bushnell acquisitions. Mr. DeYoung also initiated and led the effort for a successful separation of Vista Outdoor from ATK's Aerospace and Defense Group business.

        During Mr. DeYoung's tenure, the Federal Premium Brand became a leading ammunition brand in the shooting sports market. Mr. DeYoung has nearly 30 years of industry experience including serving on the National Shooting Sports Foundation's Board of Governors and Finance Committee, as Vice Chairman of the Sporting Arms and Ammunition Manufacturers' Institute, as Chairman of the Wildlife Management Institute and as Co-Chairman of the National Defense Industrial Association's Industrial Committee of Ammunition Producers. Mr. DeYoung is currently the Vice Chairman and incoming Chairman for the Congressional Sportsman's Foundation.

        Stephen Nolan, Senior Vice President and Chief Financial Officer, has been with ATK for eight years. Mr. Nolan led the execution of ATK's strategy to diversify its shooting sports portfolio and gain market share in the outdoor recreation industry. He led the recent acquisitions of Savage Arms and Bushnell, and was a strategic leader in the current separation of Vista Outdoor from ATK. He has almost 20 years of experience in growing businesses, as a general manager, a corporate strategist and a management consultant.

        The management team has an average of over 15 years of experience in the outdoor recreation, shooting sports and consumer products industries. Our management team has worked at other companies such as Olin's Winchester Division, Danaher Corporation, The Conair Group, KaVo Equipment Group, United Technologies, McKinsey and Company, Honeywell, Kroll, Ecolab, Magnum Research, Bausch & Lomb and Michael's of Oregon Company. Furthermore, many members of our management team and overall employee base are active outdoor enthusiasts. Our company culture benefits from having employees who are users of, and passionate about, the products they create and market.

Our Strategy

Capitalize on a Fragmented and Growing Market

        We seek to capitalize on the fragmented and growing market opportunities in the outdoor sports and recreation markets. We believe our scalable business platform, strong retail and wholesale relationships and product development capabilities position us to capture additional market share. We believe continued industry and retail store expansions will provide growth opportunities in our primary operating segments. For instance, a number of our key customers have announced new store openings that will amount to over 50 new stores in calendar year 2014. The same customers opened 96 stores in calendar year 2013. We intend to utilize our existing infrastructure and manufacturing capabilities to support the growth of our retail customers, and we will continue to leverage our economies of scale and distribution capabilities to efficiently capture the upside potential related to increases in consumer demand.

Develop New and Innovative Products to Drive Organic Growth and Customer Loyalty

        We intend to continue to drive organic growth and customer loyalty through the development of new and innovative products. We believe our outdoor enthusiast consumers demand the latest technologies and performance enhancements, which drives new consumer purchases or replacement purchases for older products. We expect that our product development strategy will enable us to grow sales, maintain or increase profit margins and preserve the strength of our brands.

Expand into Complementary or Adjacent Categories Through M&A

        Given the highly fragmented nature of our industry and our financial flexibility, we believe we have the opportunity to supplement our organic growth with acquisitions. We intend to maintain our highly disciplined approach to acquisitions, focusing on transactions that we believe will deliver significant shareholder value, create synergies and enable us to penetrate new markets, enter new product categories or service new channels. We intend to leverage the strength of our current brands and our knowledge of the end consumer to enter adjacent markets that target customers within the outdoor sports and recreation markets. We believe our free cash flow profile and strong balance sheet position provide us the financial flexibility to aggressively pursue strategic M&A.

Leverage Relationships with Our Wholesale and Retail Channels

        We have strong relationships with a number of leading wholesalers as well as mass and specialty retailers. We continuously strive to strengthen our relationships by working closely with each of our channel partners. This may include providing marketing support, supporting joint merchandising programs and managing inventory on our partners' behalf. We will continue to leverage these relationships to secure increased shelf space and premium product placement and to increase retailer sell-through of our products. As a result, we expect to continue to grow our market share.

Continuously Improve Operations

        We have a strong focus on continuous improvement in all facets of our business, including engineering, product development, manufacturing, sourcing, sales, distribution and administrative functions. We use our business model, PES, to align functional execution to the goals of the enterprise and to implement these goals throughout the organization. We also use PES to identify opportunities for process improvement and to implement and monitor quality and efficiency-focused refinements to our processes. We expect to continue to use PES to drive operational improvements in our legacy business areas, our recent acquisitions and in future acquired businesses to deliver improved competitive positions and margin improvement.

Business Operations

Operating Segments

        Vista Outdoor operates through two operating segments: Shooting Sports and Outdoor Products. Each of our segments enjoys expanded distribution for some of the most widely known and respected brands in the industry.

Shooting Sports

        The Shooting Sports segment develops and produces ammunition and firearms for the hunting and sport shooting enthusiast markets, as well as ammunition for local law enforcement, the U.S. government and international markets. Our Federal Premium and Speer brands of ammunition are market-leaders. Additional ammunition brands include American Eagle, Blazer, CCI, Estate Cartridge, Fusion and Independence. Our firearms products include centerfire rifles, rimfire rifles, shotguns and range systems. The Savage Arms brand is a leader in the sporting long gun market. Other brands include Savage Arms Range Systems and Stevens. Our Shooting Sports segment generated 76% of our external sales in fiscal year 2014 and 67% of our external sales for the six months ended September 28, 2014.

Outdoor Products

        The Outdoor Products product lines include binoculars, trail cameras, target systems, mounts, game calls, decoys, blinds, safety and protective eyewear, fashion and sports eyewear, laser range finders, archery accessories, riflescopes, hunting laser rangefinders, gun care products, reloading equipment, gun powder and targets. These products are marketed under a number of well-known brand names including: Alliant Powder, BLACKHAWK!, Bollé, Bushnell, Butler Creek, Champion, Gold Tip, Gunslick Pro, Hoppe's, Millett, Outers, Primos, RCBS, Serengeti, Simmons, Tasco, Uncle Mike's and Weaver. Our Outdoor Products segment also produces tactical systems and equipment for the U.S. government, allies of the United States and law enforcement, both domestic and international. These products are marketed under well-known brand names, including BLACKHAWK!, Eagle and Uncle Mike's. Our Outdoor Products segment products generated 24% of our external sales in fiscal year 2014 and 33% of our external sales for the six months ended September 28, 2014.

Customers and Marketing

        Our customers are outdoor sporting enthusiasts, hunters, recreational shooters and professional athletes, as well as law enforcement and military professionals. In fiscal year 2014, U.S. consumers represented 81% of our pro forma sales, while international customers represented 17% and law enforcement and military professionals represented 2%.

        We believe the outdoor industry is led by enthusiasts with a passion for reliable, high performance products, who rely on a wide variety of media for opinions and recommendations about available products. We utilize third-party endorsements and purchased media to enhance the perception of our brands and products and to reinforce our leadership positions in the market. For example, we routinely garner coverage in leading print and digital trade and non-trade publications that include Field & Stream, Guns & Ammo and American Rifleman. We supplement this exposure with data-driven print advertising that is designed to maximize reach and return on investment. Our integrated efforts include broadcast exposure on top networks and sponsorship of ratings-leading programming such as Bone Collector, Buckmasters, Guns & Ammo and Savage Outdoors. We also rely on brand ambassadors within the industry such as Michael Waddell, Tony Parker and Rickie Fowler, and mainstream personalities such as Troy and Jacob Landry on the hit series "Swamp People".

Quality Assurance

        We maintain a disciplined quality assurance process. We set stringent metrics to drive year-over-year quality improvements. We have also recently implemented a new customer call center process. This process collects important customer data, providing us with the opportunity to make improvements to our quality to ensure that our customers are satisfied with our customer service process.

Employees

        Vista Outdoor employs approximately 5,000 people. We operate 15 manufacturing facilities in the United States, Puerto Rico, Mexico and Canada. Vista Outdoor has union-represented employees at our Westfield, MA location, comprising approximately 4.1% of our total workforce. We have had no strikes or work stoppages during the last five years. We believe that our employee relations are generally good.

Properties

        Our corporate headquarters will be located in Utah. As of September 28, 2014, we have significant operations at the following locations: Oroville, California; Lewiston, Idaho; Richmond, Indiana; Overland Park, Kansas; Westfield, Massachusetts; Anoka, Minnesota; Flora, Mississippi; Manhattan, Montana; Lares, Puerto Rico; and Norfolk, Virginia.

        In addition, as a result of recent acquisitions, we occupy a number of small facilities in countries around the world.

        As of September 28, 2014, we occupy approximately 2.0 million square feet of owned floor space and approximately 1.4 million square feet of leased floor space, for a total of approximately 3.4 million square feet of floor space in our U.S. and foreign facilities.

Competition

        Competition in the markets in which we operate is based on a number of factors, including price, quality, product innovation, performance, reliability, styling, product features and warranties, as well as sales and marketing programs. Significant competitors in the outdoor sporting market include Black Diamond, Jarden, Amer Sports and Johnson Outdoors. Significant accessories competitors include major optics companies Leupold and Nikon, as well as Vortex Optics and Arnette, Oakley, OTIS, Revo and Safariland. Significant ammunition competitors include Remington Arms, Winchester Ammunition of Olin Corporation and various smaller manufacturers and importers, including Black Hills

Ammunition, Fiocchi Ammunition, Hornady, PMC, Rio Ammunition, Selliers & Bellott and Wolf. Significant firearms competitors include Mossberg, Marlin, Ruger, Remington and Winchester.

Seasonality

        Our business experiences a certain level of seasonality. Sales of our spring products and summer products, such as golf accessories, can be adversely impacted by unseasonably cold or wet weather in those periods. Sales of our hunting accessories are generally highest during the months of August to December due to shipments around the fall hunting season and holidays. Sales of sporting ammunition have historically been lower in our first fiscal quarter. However, with the influx of new customers into the shooting sports, this seasonality has been reduced somewhat. Our winter sport accessories sales are dependent on cold winter weather and snowfall in our markets, and can be negatively impacted by unseasonably warm or dry weather in our markets.

Intellectual Property

        In the highly competitive business in which we operate, our trade names, service marks and trademarks are important to distinguish our products and services from those of our competitors. We rely upon trade secrets, continuing technological innovations and licensing arrangements to maintain and improve our competitive position. We also have a portfolio of over 500 U.S. and foreign patents, and we believe these patents, as well as unpatented research, development and engineering skills, make important contributions to our business. We are not aware of any facts which would negatively impact our continuing use of any of our trade names, service marks, trademarks or patents.

Regulatory Matters

        Like many other manufacturers, we are subject to compliance with the Fair Labor Standards Act, the Occupational Safety and Health Act, and many other regulations surrounding employment law, environmental law and taxation. In the normal course of our operations, we are also subject to governmental proceedings and orders pertaining to firearms serial number tracking and control. We believe we are in compliance with all applicable ATF, U.S. Department of State, environmental and safety regulations.

U.S. Regulation

        Our operations are subject to a variety of federal, state and local laws and regulations relating to environmental protection, including those governing the discharge, treatment, storage, remediation and disposal of hazardous materials and wastes, and restoration of damages to the environment, as well as health and safety matters. We believe that our operations are in material compliance with these laws and regulations and that forward-looking, proper and cost-effective management of air, land and water resources is vital to the long-term success of our business. Our environmental policy identifies key objectives for implementing this commitment throughout our operations. We incur operating and capital costs on an ongoing basis to comply with environmental requirements, and could incur significant additional costs as a result of more stringent requirements that may be promulgated in the future.

        Some environmental laws, such as the U.S. federal Superfund law and similar state laws, can impose liability, without regard to fault, for the entire costs of the cleanup of contaminated sites on current or former site owners and operators or parties who sent wastes to such sites. We are conducting investigation and/or remediation activities at certain of our current or former sites where impacts from historical operations have been identified. We also have been identified as a potentially responsible party ("PRP"), along with other parties, in several regulatory agency actions associated with hazardous waste disposal sites. While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities at these sites, based on currently available information, we do not currently expect these matters, individually or in the aggregate, will have a material adverse effect on our operating results, financial condition or cash flows. We could incur substantial additional costs as a result of any additional obligations imposed or conditions identified at these or other sites in the future.

        We are regulated by the ATF, which licenses the manufacture and sale of firearms. The ATF conducts periodic audits of our firearm facilities. We are also subject to various state and local regulations relating to certain of our products. For example, we are subject to regulations governing firearm design and distribution, including regulations related to the strength of the trigger pull, barrel length and makeup of the material of the firearm. With respect to state and local regulations related to firearms, local firearm dealers are required to comply with those laws, and we seek to manufacture firearms complying with those specifications.

U.S. Export Regulation

        The U.S. Department of State oversees the export of firearms, and we must obtain an export permit for all international shipments. To date, most of our requests for export permits have been granted.

Foreign Regulation

        Foreign regulations, which may affect our products, are numerous and may be ambiguous or otherwise unclear. We prefer to work with distributors who are familiar with the applicable import regulations in our foreign markets. Experience with foreign distributors in the past indicates that restrictions may prohibit certain sales of our products in a number of countries. We rely on our distributors to inform us of those countries where our products are prohibited or restricted.

Legal Proceedings

        We are subject to lawsuits, investigations and disputes (some of which involve substantial amounts claimed) that arise out of the conduct of our business, including matters relating to commercial transactions, government contracts, product liability, labor, employment, employee benefits plans, intellectual property, import and export matters, and environmental, health and safety matters. Resolution of these matters can be prolonged and costly, and our business may be adversely affected by the ultimate outcome of these matters, which we cannot predict with certainty.

        We do not currently consider any proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our results of operations, cash flows or financial condition.

 MANAGEMENT

Executive Officers Following the Spin-Off

        Upon completion of the Spin-Off, none of our executive officers will be executive officers or employees of ATK. The following sets forth information regarding individuals who are expected to serve as our executive officers, including their positions after the Spin-Off.

Name	Age	Position
Mark W. DeYoung	56	Chairman and Chief Executive Officer
Stephen M. Nolan	45	Senior Vice President and Chief Financial Officer
Scott D. Chaplin	47	Senior Vice President, General Counsel and Corporate Secretary
Stephen S. Clark	46	Senior Vice President, Human Resources and Corporate Services

        Mark W. DeYoung, age 56, will serve as our Chairman and Chief Executive Officer. Mr. DeYoung has served as President and Chief Executive Officer of ATK since February 2010 and will serve as a director of Orbital ATK. From 2002 to February 2010, he was President of ATK's Armament Systems Group, holding the title of Senior Vice President and President, Armament Systems (formerly Ammunition Systems) from 2006 to February 2010, Senior Vice President, Ammunition Systems, from 2004 to 2006, and Group Vice President, Ammunition Systems, from 2002 to 2004. Mr. DeYoung is a lifetime member of the NRA, and has current and past memberships in Ducks Unlimited, Wild Sheep Foundation, Pheasants Forever, Rocky Mountain Elk Foundation, Mule Deer Foundation and Quail Forever. He has more than 25 years of experience in leading organizations in the defense, aerospace and commercial sectors.

        Stephen M. Nolan, age 45, will serve as our Senior Vice President and Chief Financial Officer. Mr. Nolan has served as Senior Vice President of Strategy and Business Development of ATK since July 2013. From February 2013 through July 2013, he served as ATK's Interim Senior Vice President of Business Development. From 2010 to 2013, he was ATK's Vice President, Strategy and Business Development, Aerospace Systems, and from 2009 to 2010, he was ATK's Vice President and General Manager, Advanced Systems. Prior to that, he held a number of leadership positions across ATK. Before joining ATK in 2006, he was a Director of Corporate Strategy and Development at Raytheon Company and, before that, an Engagement Manager at McKinsey & Company.

        Scott D. Chaplin, age 47, will serve as our Senior Vice President, General Counsel and Secretary. Mr. Chaplin has served as Senior Vice President, General Counsel and Corporate Secretary of ATK since October 2012. Before joining ATK, he served as Senior Vice President, General Counsel and Corporate Secretary of Stanley, Inc. From 2004 to 2005, he served as Vice President and General Counsel of BAE Systems Information Technology. From 1999 to 2004, he served as Vice President and General Counsel of DigitalNet, Inc. He also worked as an adjunct professor of law at American University, Washington College of Law and as an associate attorney for Morgan, Lewis & Bockius LLP and Reed Smith LLP, both in Washington, D.C.

        Stephen S. Clark, age 46, will serve as our Senior Vice President, Human Resources and Corporate Services. Prior to joining Vista Outdoor, Mr. Clark served as Senior Vice President and Chief People Officer for the H.J. Heinz Company. He joined Heinz in 2002 and held various and increasing leadership roles within the human resources function. Mr. Clark was the director of staffing for the Salt Lake Organizing Committee (SLOC) for the 2002 Olympic and Paralympic Winter Games from 1998-2002. He also served in human resources management positions for Pizza Hut, Inc. from 1995-1998. Mr. Clark earned a master's degree in Organizational Behavior and a bachelor's degree in Psychology and French from Brigham Young University.

Board of Directors Following the Distribution

        We currently expect that, upon the completion of the Spin-Off, our board of directors will consist of seven members, all of whom, other than Mr. DeYoung, we expect to satisfy the independence standards established by the Sarbanes-Oxley Act of 2002 and the applicable rules of the SEC and the NYSE. The following sets forth information regarding six individuals who, in addition to Mr. DeYoung, are expected to serve as our directors after the Spin-Off.

Michael Callahan, 64	Mr. Callahan has been the President and Chief Executive Officer of Aspen Partners, a Utah-based consultant to the outdoor sporting industry, since 2008. From 1990 until his retirement in 2008, Mr. Callahan served in various merchandising, marketing, management and senior executive positions with Cabela's, Inc., most recently as Senior Vice President Business Development & International Operations. Prior to joining Cabela's, Mr. Callahan spent 15 years working in the outdoor recreation industry. Mr. Callahan will serve as a director on the board of ATK until the Spin-Off. Mr. Callahan has been selected to serve as a director due to his operational, marketing and leadership experience gained through various senior positions in the sporting goods and outdoor industry.
April H. Foley, 66
Ambassador Foley served with the U.S. State Department as the Ambassador to Hungary from 2006-2009. Before her diplomatic service, she was First Vice President and Vice Chairman, and a member of the Board of Directors, of the Export-Import Bank of the United States from 2003-2005. She also served as Director of Business Planning of PepsiCo, Inc. from 1981-1993. She is also a director of Xerium Technologies, Inc. Ms. Foley will serve as a director on the board of ATK until the Spin-Off. Ms. Foley has been selected to serve as a director due to her consumer and international experience and her experience in the analysis of financial performance and business plans.

Tig H. Krekel, 60	Mr. Krekel is Chairman and Founding Partner of Hudson Group, LLC, a New York and South Carolina advisory services firm. He was the Vice Chairman and a partner of J.F. Lehman & Company, a New York private-equity investment bank, from 2003 to 2012. Before joining J.F. Lehman, Mr. Krekel served as President and Chief Executive Officer of Hughes Space and Communications and President of Boeing Satellite Systems. Mr. Krekel will serve as a director on the board of ATK until the Spin-Off, and will serve as a director on the board of Orbital ATK following the Merger. Mr. Krekel has been selected to serve as a director due to his leadership, industry and financial experience as former chief executive officer of several large and complex businesses and corporate governance experience.
Mark A. Gottfredson, 57
Mark Gottfredson is a leader in and was the former head of Bain & Company, Inc.'s performance improvement practice. He recently led an engagement for the World Bank related to international trade and has worked with business leaders from many leading international corporations. He served on Bain's board from 2008 to 2012. Mr. Gottfredson has been selected to serve as director based on his extensive experience and proven ability advising boards and management on strategic decision-making and business performance.
Gary L. McArthur, 54
Gary McArthur recently joined CH2M Hill, an engineering company that provides consulting, design and operations services, as Executive Vice President and Chief Financial Officer. Prior to joining CH2M Hill, he worked for Harris Corporation, an international telecommunications equipment company, for over 15 years where he most recently served as Senior Vice President and Chief Financial Officer. Mr. McArthur has also been associated with Nextel Communications, Inc., Lehman Brothers, Inc. and Deloitte & Touche LLP and serves on the board of Terion Inc. and Live TV Co. Ltd. Mr. McArthur has been selected to serve as a director due to his extensive financial, management and complex problem solving experience.

Robert M. Tarola, 64	Robert Tarola is currently the president of Right Advisory LLC, a firm whose clients have included large, sophisticated companies. He also recently served as Chief Financial Officer of The Howard University. Prior to his role at The Howard University, Mr. Tarola was associated with W.R. Grace &Co. where he served as its Chief Financial Officer for almost 10 years. Prior to his time at W.R. Grace, he served as Chief Financial Officer of MedStar Health, Inc. and was an audit partner at PricewaterhouseCoopers LLP. He currently serves on the board of Legg Mason Mutual Funds and previously served on the board of TeleTech Holdings Inc. and is a CPA. Mr. Tarola has been selected to serve as director based on his extensive management experience and deep financial expertise.

Director Independence

        Under applicable rules of the New York Stock Exchange, a majority of our board of directors must be independent. We currently expect that, upon the completion of the Spin-Off, our board of directors will affirmatively determine that all our directors, other than Mr. DeYoung, are independent. We also expect that each of our audit committee, compensation committee and nominating and governance committee will be composed only of independent directors.

        In order to qualify as independent, a director must meet each of the New York Stock Exchange's five objective independence standards and our board of directors must also affirmatively determine, in its business judgment and in consideration of all relevant facts and circumstances, that the director has no material relationship with Vista Outdoor. In making this determination, the board of directors will consider any transactions and relationships between Vista Outdoor and its directors, their immediate family members, and entities with which they are affiliates to determine whether the directors have any material relationship with Vista Outdoor.

Qualification of Directors

        We expect our board of directors to consist of individuals with appropriate skills and experiences to meet board governance responsibilities and contribute effectively to our company. The nominating and governance committee of the board will seek to ensure that the board of directors reflects a range of talents, ages, skills, diversity and expertise, particularly in the areas of accounting and finance, management, domestic and international markets, governmental/regulatory, leadership and industry experience, sufficient to provide sound and prudent guidance with respect to our operations and interests.

Composition of the Board of Directors

        Upon completion of the Spin-Off, our board of directors will be divided into three classes. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the Spin-Off; the directors designated as Class II directors will have terms expiring at the second annual meeting of stockholders; the directors designated as Class III directors will have terms expiring at the third annual meeting of stockholders. Commencing with the first annual meeting of stockholders following the Spin-Off, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of stockholders for the election of directors at which a quorum is present, a director will be elected if the votes cast in favor of such nominee's election exceed the votes cast against, or withheld with respect to, such nominee; provided, however, that, if the Secretary of Vista Outdoor receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for directors set forth in the bylaws and such nomination has not validly been withdrawn, directors shall be elected by a plurality of the votes cast. We have not yet set the date of the first annual meeting of stockholders to be held following the Spin-Off.

Lead Independent Director

        Pursuant to our corporate governance guidelines, if the chairman of the board is not independent, our independent directors will annually appoint a lead independent director. Upon consummation of the Spin-Off, our chairman will not be independent and therefore we expect our independent directors to appoint a lead independent director shortly following the Spin-Off. The lead independent director will chair the executive sessions and other meetings of the independent directors and communicate, as appropriate, the results of those sessions or meetings to the chairman of the board, the board of directors and our management. The lead independent director's other responsibilities will be set forth in a lead independent director charter, which will be available on our website.

Director Compensation

        We expect to pay customary cash and equity-based compensation to our non-employee directors, however, we have not yet made any final determinations with respect to the compensation of the individuals who will become our directors following the Distribution.

Committees of the Board of Directors

        Our board of directors will establish several standing committees in connection with the discharge of its responsibilities. Effective upon the Distribution, our board of directors will include, at a minimum, an audit committee, a compensation committee and a nominating and governance committee, each of which will meet the independence requirements set forth in the applicable rules of the SEC and the NYSE and other requirements to be established in the applicable committee charters. Some or all the members of these committees will be determined prior to the Distribution, in each case in accordance with the applicable rules of the SEC and NYSE. At least one member of the audit committee will qualify as a financial expert within the meaning of applicable SEC rules. At the time of the Distribution, each member of each of the audit, compensation and nominating and governance committees will be independent.

  Audit Committee

        Our audit committee will be primarily responsible for the integrity of our consolidated financial statements, our compliance with legal and regulatory requirements and the independence, qualifications and performance of our independent registered public accounting firm. Specifically, these duties will include: selecting and overseeing our independent registered public accounting firm; reviewing the scope of the audit to be conducted by such firm, as well as the results of its audit; overseeing our financial reporting activities, including our annual and quarterly reports to shareholders, and the accounting standards and principles followed; overseeing our compliance with our Code of Business Conduct and Ethics; overseeing the review of our financial reporting process; approving audit and non-audit services provided to us by the independent registered public accounting firm; evaluating requests for waivers related to the Code of Business Conduct and Ethics; overseeing our legal and regulatory compliance; overseeing our disclosure and internal controls; and preparing the report of the audit committee required by the rules and regulations of the SEC to be included in our annual proxy statement.The audit committee will also be responsible for oversight of financial risks, including the steps we have taken to monitor and mitigate these risks. All of our audit committee members will meet the independence requirements of the NYSE and the SEC. The charter for our audit committee will be available on our website.

  Compensation Committee

        Our compensation committee will carry out the responsibilities delegated by the board of directors relating to the review and determination of executive compensation, approve or recommend, as applicable, compensation and incentive plans and programs and produce an annual report regarding executive compensation for inclusion in our annual proxy statement. The compensation committee will evaluate the performance of the chief executive officer and other executive officers in light of established company goals and objectives at least once per year and, based on these evaluations, will approve (or make recommendations to the board of directors regarding approval when appropriate) the compensation of the chief executive officer and other executive officers. The compensation committee will also be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. In addition, the compensation committee will have the sole authority to retain or obtain the advice of compensation consultants and other advisors and to determine the services to be provided and the fees for such services. The compensation committee will also consider the independence of compensation consultants and other advisors and will assess whether the work of any compensation consultant or advisor raises any conflict of interest. All of our compensation committee members will meet the independence requirements of the NYSE and the SEC. The charter for our compensation committee will be available on our website.

  Nominating and Governance Committee

        Our nominating and governance committee will be primarily responsible for considering and reporting periodically to the board of directors on matters relating to the identification, selection and qualification of members of the board of directors and candidates nominated to the board of directors, advising and making recommendations to the board of directors with respect to corporate governance matters and overseeing annual evaluations of the board of directors. The nominating and governance committee shall also receive and review, in accordance with our bylaws, stockholder recommendations for director candidates. The committee shall review annually our policies related to such recommendations. The nominating and governance committee, in its role of reviewing and maintaining our corporate governance guidelines, will also manage risks associated with the independence of the board of directors and potential conflicts of interest. All of our nominating and governance committee members will meet the independence requirements of the NYSE and SEC. The charter for our nominating and governance committee will be available on our website.

Code of Business Conduct and Ethics

        Our board of directors will adopt a written code of business conduct and ethics for Vista Outdoor, applicable to all of our employees, officers, directors and consultants, including our principal executive, financial and accounting officers and all persons performing similar functions. The Code of Business Conduct and Ethics will be available on our website.

Risk Management

        While our management will be responsible for the day-to-day management of risks, the board of directors will have broad oversight responsibility for our risk management programs following the separation from ATK.

        The board of directors will exercise risk management oversight and control, both directly and indirectly through various board committees. The board of directors will regularly review information regarding our credit, liquidity and operations, including the risks associated with each. The compensation committee will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee will be responsible for oversight of financial risks, including the steps we have taken to monitor and mitigate these risks. The nominating and governance committee, in its role of reviewing and maintaining our corporate governance guidelines, will manage risks associated with the independence of the board of directors and potential conflicts of interest. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be regularly informed through committee reports and by the Chief Executive Officer about the known risks to the strategy and the business.

 EXECUTIVE COMPENSATION

        As discussed above, Vista Outdoor is currently part of ATK and, accordingly, the compensation committee of our board of directors has not yet been formed. While Vista Outdoor has engaged in preliminary discussions regarding its anticipated programs and policies with the Personnel and Compensation Committee of ATK's board of directors (which we refer to as the "ATK P&C Committee"), other than as noted below, Vista Outdoor has not yet made any determinations with respect to the compensation of the individuals who will become its executive officers following the Distribution and any such determinations remain subject to the review and approval of our compensation committee. Information regarding the historical compensation by ATK of certain persons who will become executive officers of Vista Outdoor upon the completion of the Distribution, such as Mr. DeYoung, who is expected to become Vista Outdoor's Chief Executive Officer, Mr. Nolan, who is expected to become Vista Outdoor's Senior Vice President and Chief Financial Officer, and Mr. Chaplin, who is expected to become Vista Outdoor's Senior Vice President and General Counsel, is not indicative of the compensation of those executives following the completion of the Distribution as they will have significantly different roles and responsibilities following the Distribution. Prior to the Distribution, Messrs. DeYoung, Nolan and Chaplin were executive officers of, and provided services to, ATK as a whole. As a result, their historical compensation, including short-term and long-term incentive compensation performance goals, was set by the ATK P&C Committee based on the financial and operating performance of ATK as a whole. Following the Distribution, the management of Vista Outdoor will devote their time and attention and Vista Outdoor's financial resources to the development and implementation of corporate strategies and policies that are based on the specific business characteristics of Vista Outdoor. While the compensation strategy to be established by the compensation committee of our board of directors is not known at this time, it will reflect the size, business segment, growth opportunity and operational strategy, among other factors, applicable to Vista Outdoor, each of which is different from that of ATK. Accordingly, the historical compensation provided to management of ATK for providing services to ATK is not indicative of the prospective compensation to be provided for the management services these persons will be providing to Vista Outdoor following the Distribution and, as a result, we have not included information regarding compensation and other benefits paid to those executives by ATK during fiscal year 2014 or prior years.

        In addition to Messrs. DeYoung, Nolan and Chaplin, we expect that Mr. Stephen S. Clark, who is expected to commence employment with us and become Vista Outdoor's Senior Vice President, Human Resources and Corporate Services effective as of the Distribution, will be one of our named executive officers (collectively, "Named Executive Officers") upon completion of the Distribution. Any compensation decisions for our Named Executive Officers prior to the Distribution were made by ATK. To the extent such persons are executive officers of ATK or its subsidiaries, the decisions were made by the ATK P&C Committee, which is composed entirely of independent directors. Executive compensation decisions following the Distribution will be made by our compensation committee, consistent with the compensation and benefit plans, programs and policies that will be adopted by Vista Outdoor.

Vista Outdoor Future Compensation and Incentive and Benefit Plans and Arrangements

        In accordance with the provisions of the Transaction Agreement, the ATK P&C Committee and our board of directors have adopted certain incentive and employee benefit plans and arrangements, which, other than as noted below, are substantially similar to the incentive and benefit plans and arrangements maintained by ATK, for the benefit of certain of our directors, employees and, in certain instances, consultants. Specifically, the ATK P&C Committee and our board of directors have adopted the Vista Outdoor 2014 Stock Incentive Plan, the Vista Outdoor Executive Officer Incentive Plan, the Vista Outdoor Income Security Plan, the Vista Outdoor Executive Severance Plan, the Vista Outdoor Nonqualified Deferred Compensation Plan, the Vista Outdoor Defined Benefit Supplemental Executive

Retirement Plan and the Vista Outdoor Defined Contribution Supplemental Executive Retirement Plan, all of which are described in more detail below. In addition, the ATK P&C Committee and our board of directors have adopted certain qualified retirement plans and welfare benefit plans for the benefit of our employees.

        On December 18, 2014, we entered into an employment agreement with Mr. DeYoung, which was approved by the ATK P&C Committee and our board of directors and is described in more detail below. On January 8, 2015, we entered into an offer letter agreement with Mr. Clark, the material terms of which were approved by the ATK P&C Committee. Pursuant to the offer letter, Mr. Clark will become Vista Outdoor's Senior Vice President, Human Resources and Corporate Services effective as of the Distribution. The offer letter provides that Mr. Clark will be an employee "at will" and includes his expected compensation package as described in more detail below. The offer letter does not provide for any payments or benefits in the event of a termination of Mr. Clark's employment. The offer letter is conditioned upon the occurrence of the Distribution and upon Mr. Clark's executing and complying with certain confidentiality, non-competition and non-solicitation covenants.

        Based on discussions between the ATK P&C Committee and Vista Outdoor, it is expected that the overall value of each of Messrs. DeYoung's, Nolan's and Chaplin's compensation packages as executive officers of Vista Outdoor will be no less than the overall value of each of their respective compensation packages as executive officers of ATK. The following table sets forth the expected base salary, annual target bonus and aggregate annual grant-date target value of long-term incentive awards with respect to each of Messrs. Nolan and Chaplin, as well as the corresponding components of compensation provided for in Mr. DeYoung's employment agreement with us and Mr. Clark's offer letter, in each case, following the Distribution. While the expected target compensation payable to our executive officers following the Distribution was established by the ATK P&C Committee, it is expected that our compensation committee will review and approve such target values and develop appropriate measures, goals, targets and business objectives based on financial and operating performance appropriate to Vista Outdoor's competitive marketplace. The annual bonuses to be paid to our executive officers following the Distribution will be made pursuant to the Vista Outdoor Executive Officer Incentive Plan, which is described in more detail below. Additionally, the form and timing of any equity-based compensation to be paid to Vista Outdoor's executive officers at or following the Distribution will be determined by our compensation committee and will generally be granted pursuant to the Vista Outdoor 2014 Stock Incentive Plan, which is described in more detail below.

Name	Base Salary ($)	Target Annual Incentive Payment ($)	Target Long-Term Incentive Awards ($)
Mark W. DeYoung	1,000,000	1,000,000	3,500,000	(1)
Stephen M. Nolan	450,000	292,500	658,000
Scott D. Chaplin	433,125	281,531	525,000
Stephen S. Clark	375,000	243,750	375,000

(1)
In addition to being eligible for an annual long-term incentive award with an expected aggregate grant-date target value of $3,500,000, under the terms of Mr. DeYoung's employment agreement with us, he is also entitled to an initial long-term equity grant with a grant-date value of $5,000,000 as described in more detail below.

Employment Agreement with our CEO

        On December 18, 2014, Vista Outdoor entered into an employment agreement with Mr. DeYoung (which we refer to as the "Agreement"). The following summary describes the material terms of the Agreement.

The full text of the Agreement is filed as an exhibit to the registration statement of which this information statement forms a part, and the following discussion is qualified in its entirety by reference to such text.

        The Agreement will commence upon the Distribution and expires on the third anniversary of the Distribution, unless sooner terminated pursuant to its terms. Under the Agreement, Mr. DeYoung will serve as the Chief Executive Officer of Vista Outdoor and his base salary will be $1,000,000 per annum, subject to annual review and adjustment by our board of directors. The Agreement also provides that Mr. DeYoung will have an opportunity to earn a performance-based cash bonus for each full fiscal year and certain stub periods during the term of the Agreement with a target value of 100% of Mr. DeYoung's annual base salary. The performance conditions associated with each performance period will be established by our board of directors in its sole discretion.

        Under the Agreement, Mr. DeYoung will be eligible to participate in the long-term incentive plan maintained by Vista Outdoor and will receive, subject to annual approval by our board of directors, annual awards under the plan with an annual grant-date target value no less than $3,500,000. The first annual grant will be composed of 50% performance-based stock units, 30% restricted shares and/or time-based stock units and 20% stock options and will have a vesting schedule and other terms and conditions consistent with the most recent comparable awards granted to Mr. DeYoung under ATK's current long-term incentive plan. The terms and conditions of other annual grants, including vesting schedules, will be determined by our board of directors in its sole discretion. The performance goals and achievement levels of all performance-based long-term incentive awards granted to Mr. DeYoung, including the first annual grant, will be determined by our board of directors in its sole discretion.

        Mr. DeYoung is also eligible to receive a one-time initial grant of restricted stock units or restricted share awards under the Agreement with a grant date value of $5,000,000. This award will be granted no later than 60 days following the Distribution and generally will vest, subject to certain exceptions, 25% on each of the first, second, third and fourth anniversaries of the Distribution, provided Mr. DeYoung remains employed by Vista Outdoor through the applicable vesting date.

        In the event Mr. DeYoung's employment is terminated by Vista Outdoor without "cause" or by Mr. DeYoung for "good reason," as those terms are defined in the Agreement, he would be entitled to: (a) a lump-sum cash payment equal to one year's base salary plus a pro-rata portion of his annual bonus, based on actual performance; (b) accelerated vesting of (1) the portion of his time-based long-term incentive awards that would have vested had he remained employed by Vista Outdoor for an additional 12 months following his termination of employment, (2) a pro rata portion of his performance-based long-term incentive awards that would have vested on the next vesting date based on actual performance, provided that Mr. DeYoung was employed for at least 90 days of the applicable performance period and (3) all outstanding long-term incentive awards granted on the Distribution pursuant to the Transaction Agreement in respect of ATK equity-based awards that were originally granted more than 12 months prior to his termination of employment; (c) company-paid COBRA premiums under Vista Outdoor's health and welfare plans until the earlier of 18 months following the termination of his employment and the date on which Mr. DeYoung obtains comparable coverage from a subsequent employer; and (d) all compensation accrued but not paid as of the termination date. In addition, in the event Mr. DeYoung's employment is terminated by Vista Outdoor without "cause" or by Mr. DeYoung for "good reason" within six months prior to or within 24 months following a "Change in Control" of Vista Outdoor, as defined in the Agreement, Mr. DeYoung would be entitled to: (a) a lump-sum cash payment equal to two years' base salary plus two times his target annual bonus; (b) accelerated vesting of all of his long-term incentive awards with any performance-based awards deemed earned at target; (c) company-paid COBRA premiums under Vista Outdoor's health and welfare plans until the earlier of 18 months following the termination of his employment and the date on which Mr. DeYoung obtains comparable coverage from a subsequent employer; and (d) all compensation accrued but not paid as of the termination date.

        In the event Mr. DeYoung's employment is terminated (1) on the expiration date of the Agreement solely as a result of the natural expiration of the term of the Agreement or (2) following the expiration date of the Agreement and during the most recent fiscal year beginning prior to the expiration date of the Agreement by Vista Outdoor without "cause" or by Mr. DeYoung for "good reason", he would be entitled to a pro-rata portion of his annual bonus, based on actual performance. If Mr. DeYoung's employment continues at-will beyond the expiration date of the Agreement and Mr. DeYoung's employment is subsequently terminated, the treatment of any long-term incentive awards granted to Mr. DeYoung during the term of the Agreement will be governed by the terms of the Agreement.

        The Agreement contains confidentiality obligations that survive termination of employment and the expiration of the Agreement and non-solicitation and non-competition obligations that terminate upon the expiration of the Agreement or, if Mr. DeYoung's employment is terminated for any reason on or prior to the expiration of the Agreement, upon the first anniversary of the date of the termination of Mr. DeYoung's employment.

2014 Stock Incentive Plan

        The ATK P&C Committee and our board of directors have adopted the Vista Outdoor 2014 Stock Incentive Plan (which we refer to as the "Equity Plan") for the benefit of certain of our future employees, consultants and directors. The following summary describes the material terms of the Equity Plan.

The full text of the Equity Plan is filed as an exhibit to the registration statement of which this information statement forms a part, and the following discussion is qualified in its entirety by reference to such text.

Purpose of the Plan

        The purpose of the Equity Plan is to aid Vista Outdoor in recruiting and retaining highly qualified employees, officers, consultants and non-employee directors who are capable of assuring the future success of Vista Outdoor. Awards of stock-based compensation and opportunities for stock ownership in Vista Outdoor will provide incentives to our future employees, officers and non-employee directors to exert their best efforts for the success of our business and thereby align their interests with those of our future stockholders.

Shares Available for Awards

        The aggregate number of shares of Vista Outdoor common stock that may be issued under all stock-based awards granted under the Equity Plan will be the sum of (a) 5,750,000 and (b) any shares issuable pursuant to awards granted immediately prior to the Distribution in respect of stock options and other equity based awards of ATK that were granted under ATK's stock incentive plans, are outstanding immediately prior to the Distribution and are converting into stock options and other equity based awards of Vista Outdoor as described in the Transaction Agreement. As of January 5, 2015, we expect that approximately 1,365,000 shares will be issuable pursuant to awards granted under the Equity Plan in respect of stock options and other equity based awards of ATK that are converting into stock options and other equity based awards of Vista Outdoor as described in the Transaction Agreement. Other than as described under the heading "Certain Relationships and Related Party Transactions—Agreements with ATK—Transaction Agreement—Treatment of ATK Stock Options and Other Equity Based Awards in the Distribution", such ATK equity based awards will convert to Vista Outdoor equity based awards on generally the same terms and conditions as were applicable prior to the Distribution. In addition, certain awards will be subject to limitations as follows:

  •
  no person may be granted performance awards in excess of 225,000 shares in the aggregate in any calendar year.

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  no person may be granted stock options, stock appreciation rights or any other award, the value of which is based solely on an increase in the value of Vista Outdoor common stock after the date of grant of the award, of more than 125,000 shares in the aggregate in any calendar year.

  •
  non-employee directors as a group may not be granted awards in the aggregate for more than 287,500.

  •
  the maximum number of shares available for granting incentive stock options would be 5,750,000 shares.

        In the event of an equity restructuring of Vista Outdoor that causes the per-share fair value of Vista Outdoor's stock to change (e.g., a stock dividend, stock split, spinoff, etc.), Vista Outdoor will be required to make corresponding equitable adjustments to the share limits described above, the number and type of shares subject to outstanding awards, and the purchase or exercise price of outstanding awards. In the case of any other corporate transaction or event that occurs, Vista Outdoor's compensation committee may make similar adjustments in order to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the Equity Plan.

        Shares that are subject to awards that terminate, lapse or are canceled or forfeited will be available again for grant under the Equity Plan. Vista Outdoor may not add back shares to the number of shares authorized under the Equity Plan if Vista Outdoor reacquires shares as a result of a tender offer or withholding of shares in payment of the purchase or exercise price or the tax withholding amount relating to an award. In addition, if stock appreciation rights are settled in shares upon exercise, the total number of shares subject to the award rather than the number of shares actually issued upon exercise will be counted against the number of shares authorized under the Equity Plan.

Eligibility

        Employees, officers, consultants and non-employee directors of Vista Outdoor or its affiliates will be eligible to receive awards under the Equity Plan.

Administration

        The compensation committee of our board of directors will have the authority to administer the Equity Plan. The compensation committee will have the authority to select the persons who receive awards, determine the number of shares subject to the award, and establish the terms and conditions of the awards, consistent with the terms of the Equity Plan. Subject to the provisions of the Equity Plan, the compensation committee may specify the circumstances under which the exercisability or vesting of awards may be accelerated or whether awards or amounts payable under awards may be deferred. The compensation committee may waive or amend the terms of an award, consistent with the terms of the Equity Plan, but the compensation committee may not reprice a stock option or stock appreciation right, whether through amendment, cancellation and replacement grant, or exchange for cash or any other awards. The compensation committee will have the authority to interpret the Equity Plan and establish rules for the administration of the Equity Plan.

        The Equity Plan provides that the compensation committee may delegate its powers and duties under the Equity Plan to one or more directors, including a director who is also an officer of Vista Outdoor, except that the compensation committee may not delegate its power to grant awards to executive officers or directors who are subject to Section 16 of the Securities Exchange Act of 1934 or in a way that would violate Section 162(m) of the Code. The board of directors also may exercise the powers of the compensation committee at any time, so long as its actions would comply with Section 162(m) of the Code.

Section 162(m)

        The Equity Plan has been designed to be eligible for exemptions from the requirements of Section 162(m) of the Code regarding the deductibility of executive compensation for certain awards under the Equity Plan. Prior to becoming an independent public company, the limitations of Section 162(m) of the Code have not been applicable to us and, assuming incentive compensation is awarded by us under the provisions of the Equity Plan, we expect that we will be eligible for exemptions from the limitations of Section 162(m) for certain grants made thereunder until the date of our annual meeting of stockholders that occurs more than 12 months following the Distribution. We anticipate that the compensation committee will consider the tax impact of our compensation arrangements in light of our overall compensation philosophy and objectives. However, there may be circumstances in which our and our stockholders' interests are best served by providing compensation that is not fully deductible.

Types and Terms of Awards

        The Equity Plan permits the granting of:

  •
  stock options (including both incentive and non-qualified stock options),

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  stock appreciation rights ("SARs"),

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  restricted stock and restricted stock units,

  •
  dividend equivalents,

  •
  performance awards (which may be "qualified performance-based compensation" within the meaning of Section 162(m) of the Code), and

  •
  other stock-based awards.

        Under the terms of the Equity Plan, the exercise price per share under any stock option, the grant price of any SAR, and the purchase price of any security that may be purchased under any other stock-based award may not be less than 100% of the fair market value of Vista Outdoor common stock on the date of grant, unless the award is granted in substitution for an award previously granted by an entity that is acquired by or merged with Vista Outdoor or a subsidiary of Vista Outdoor. Unless otherwise determined by the compensation committee, the fair market value of shares on a given date will be equal to the closing sale price of Vista Outdoor common stock on the New York Stock Exchange as reported in the consolidated transaction reporting system on that date.

        Under the terms of the Equity Plan, the term of awards will be no more than 10 years. Awards may be granted to participants for no cash consideration or for cash or other consideration required by the compensation committee or applicable law. Awards may provide that upon the grant or exercise thereof the holder will receive shares of Vista Outdoor common stock, cash, other securities or property, or any combination thereof, as the compensation committee determines. All awards granted under the Equity Plan will be subject to Vista Outdoor's clawback or recoupment policies, share trading policies and other applicable policies to be implemented by Vista Outdoor from time to time.

        The Equity Plan provides that an award will be evidenced by a written agreement or other document containing the terms and conditions of the award, including, as determined by our compensation committee, any circumstances under which an award would accelerate vesting, such as a change in control of Vista Outdoor or certain types of terminations of employment.

        Stock Options.    Under the terms of the Equity Plan, the holder of an option will be entitled to purchase a number of shares of Vista Outdoor common stock at a specified exercise price during a specified time period, all as determined by the compensation committee. The option exercise price may be payable either in cash or, at the discretion of the compensation committee, in securities or other property having a fair market value on the exercise date equal to the exercise price.

        Stock Appreciation Rights.    Under the terms of the Equity Plan, the holder of an SAR will be entitled to receive the excess of the fair market value of one share of Vista Outdoor common stock on the date of exercise over the grant price of the SAR. SARs will vest and become exercisable in accordance with a vesting schedule established by the compensation committee.

        Restricted Stock and Restricted Stock Units.    Under the terms of the Equity Plan, the holder of restricted stock will own shares of Vista Outdoor common stock subject to restrictions imposed by the compensation committee (including, for example, restrictions on the right to vote the restricted shares or to receive any dividends with respect to the shares) for a time period specified by the compensation committee. The holder of restricted stock units will have the right, subject to any restrictions imposed by the compensation committee, to receive shares of Vista Outdoor common stock, or a cash payment equal to the fair market value of those shares, at some future date determined by the compensation committee. The minimum vesting period for these awards will be one year from the date of grant, but the compensation committee may permit accelerated vesting in the case of a participant's death, disability or retirement or a change in control of Vista Outdoor. If the participant's employment or service as a director terminates during the restriction period for any other reason, the restricted stock and restricted stock units will be forfeited, unless the compensation committee determines that it would be in Vista Outdoor's best interest to waive in whole or in part any or all of the remaining restrictions.

        Dividend Equivalents.    Under the terms of the Equity Plan, the holder of a dividend equivalent is entitled to receive payments (in cash, shares of Vista Outdoor common stock, other securities or other property) equivalent to the amount of any cash dividends paid by ATK to stockholders with respect to a number of shares determined by the committee. Dividend equivalents will not be granted with respect to stock options and stock appreciation rights, and dividend equivalents granted with respect to performance awards will not be distributed during the performance period or to the extent that any such performance award will be otherwise unearned.

        Performance Awards and Performance Goals.    Under the terms of the Equity Plan, the compensation committee may grant awards payable in shares of Vista Outdoor common stock or cash conditioned on the achievement of performance goals established by the compensation committee. To the extent required under Section 162(m) of the Code to qualify as "performance-based compensation" under Section 162(m), performance awards granted to certain of our executive officers will be conditioned solely on the achievement of one or more objective performance goals established by the compensation committee.

        Under the terms of the Equity Plan, in the case of executive officers, the compensation committee will determine the length of the performance period (or, if different, the period of service), establish the performance goals for the performance period, and determine the amounts of the performance awards and any other terms and conditions of the awards no later than 90 days after the beginning of each performance period (or in any event, no later than the elapsing of 25% of the period of service to which the performance goals relate). Performance goals will be based on one or more of the following criteria: sales or revenues (including, without limitation, sales or revenue growth); gross profit; income before interest and taxes; income before interest, taxes, depreciation and amortization; net income; net income from operations; operating results excluding pension mark-to-market; earnings per share; return measures (including, without limitation, return on assets, capital, invested capital, equity, sales or revenues); productivity ratios; expense or cost reduction measures; margins; operating efficiency; market share; orders; customer satisfaction; working capital targets; budget comparisons; implementation or completion of specified projects or processes; the formation of joint ventures, establishment of research or development collaborations or the completion of other transactions; cash flow (including, without limitation, operating cash flow, free cash flow and cash flow return on equity);

share price (including, without limitation, growth in share price and total stockholder return); profitability of an identifiable business unit or product; economic profit or economic value added; or cash value added. In addition, in establishing the goals, the compensation committee may specify that the achievement of the performance goals will be calculated without regard to the negative or positive effect of certain events, including, without limitation, any of the following: charges for extraordinary items and other unusual or non-recurring items of loss or gain; asset impairments; litigation or claim judgments or settlements; changes in the Code or tax rates; changes in accounting principles; changes in other laws, regulations or other provisions affecting reported results; charges relating to restructurings, discontinued operations, severance and contract termination and other costs incurred in rationalizing certain business activities; gains or losses from the acquisition or disposition of businesses or assets or from the early extinguishment of debt; and foreign currency exchange gains or losses.

        Under the terms of the Equity Plan, the performance goals to be established by the compensation committee may relate to Vista Outdoor, one or more of our subsidiaries or one or more of our divisions or units, or any combination of these, and may be applied on an absolute basis or be relative to one or more peer group companies or indices, or any combination of these, as determined by the compensation committee. The compensation committee will be required to certify that the applicable performance goals have been met for the executive officers prior to payment of any performance awards.

        Other Stock-Based Awards.    Under the terms of the Equity Plan, the compensation committee will be authorized to grant other types of awards that are denominated or payable in or otherwise related to Vista Outdoor common stock, subject to terms and conditions determined by the compensation committee.

Term, Termination and Amendment

        The Equity Plan will terminate at midnight on the tenth anniversary of the Distribution, unless terminated before then by our board of directors. Under the terms of the Equity Plan, awards may not be granted after the termination of the Equity Plan, but the Equity Plan will remain in effect as long as awards are outstanding under the Plan. Under the terms of the Equity Plan, our board of directors may amend or terminate the Equity Plan at any time, except that prior stockholder approval will be required for any amendment to the Equity Plan that would:

  •
  require stockholder approval under the rules or regulations of the New York Stock Exchange, any other securities exchange or the Financial Industry Regulatory Authority, Inc. that are applicable to Vista Outdoor;

  •
  increase the number of shares authorized under the Equity Plan (except in the case of a stock split or other recapitalization);

  •
  increase the number of shares subject to the award limitations described above under "Shares Available for Awards" (except in the case of a stock split or other recapitalization);

  •
  permit repricing of outstanding stock options or SARs (except in the case of a stock split or other recapitalization); or

  •
  permit the award of stock options or SARs with an exercise price less than 100% of the fair market value of a share of Vista Outdoor common stock, contrary to the provisions of the Equity Plan.

Subject to the provisions of the Equity Plan, the compensation committee may not amend any outstanding award without the participant's consent if the action would adversely affect the participant's rights.

Executive Officer Incentive Plan

        The ATK P&C Committee and our board of directors have adopted the Vista Outdoor Executive Officer Incentive Plan (which we refer to as the "Incentive Plan") for the benefit of certain of our future employees. The following summary describes the material terms of the Incentive Plan.

The full text of the Incentive Plan is filed as an exhibit to the registration statement of which this information statement forms a part, and the following discussion is qualified in its entirety by reference to such text.

        Purpose.    The purpose of the Incentive Plan is to provide cash incentive compensation to executive officers by directly relating awards payable under the Incentive Plan to Vista Outdoor, business unit and/or individual performance.

        Administration.    Under the terms of the Incentive Plan, the Incentive Plan will be administered by the compensation committee of our board of directors, which is expected to be composed entirely of non-employee directors who meet the criteria of "outside director" within the meaning of Section 162(m) of the Code. Under the terms of the Incentive Plan, the compensation committee's powers will include the authority to, within the limitations set forth in the Incentive Plan, select the eligible employees to be granted awards, determine the performance period applicable to awards, establish the performance goals for each participant for each performance period, determine the amount of each award and the payout formula for each award, determine the other terms and conditions of the awards, and certify whether or the extent to which the performance goals were achieved. The compensation committee may provide that awards be paid in shares of Vista Outdoor's common stock, which shares will be issued under, and as permitted by, the Equity Plan. Under the terms of the Incentive Plan, the compensation committee will also have the authority to interpret the Incentive Plan and adopt rules for the administration of the Incentive Plan.

Section 162(m)

        The Incentive Plan has been designed to be eligible for exemptions from the requirements of Section 162(m) of the Code regarding the deductibility of executive compensation for certain awards under the Incentive Plan. Prior to becoming an independent public company, the limitations of Section 162(m) of the Code have not been applicable to us and, assuming incentive compensation is awarded by us under the provisions of the Incentive Plan, we expect that we will be eligible for exemptions from to the limitations of Section 162(m) for grants made thereunder until the date of our annual meeting of stockholders that occurs more than 12 months following the Distribution. We anticipate that the compensation committee will consider the tax impact of our compensation arrangements in light of our overall compensation philosophy and objectives. However, there may be circumstances in which our and our stockholders' interests are best served by providing compensation that is not fully deductible.

        Eligibility.    Under the terms of the Incentive Plan, participation in the Incentive Plan will be limited to the executive officers of Vista Outdoor.

        Performance Goals.    Under the terms of the Incentive Plan, the performance goals relating to awards granted to Vista Outdoor's chief executive officer and the three other most highly compensated executive officers (other than the chief financial officer) (each a "Covered Employee") will be objective and measurable goals determined by the compensation committee no later than 90 days after the commencement of any service period to which the applicable performance period relates. The compensation committee will set the targeted level or levels of achievement using one or more of the following measures: sales or revenues (including, without limitation, sales or revenue growth; gross profit; income before interest and taxes; income before interest, taxes, depreciation and amortization;

net income; net income from operations; operating results excluding pension mark-to-market; earnings per share; return measures (including, without limitation, return on assets, capital, invested capital, equity, sales or revenues); productivity ratios; expense or cost reduction measures; margins; operating efficiency; market share; orders; customer satisfaction; working capital targets; budget comparisons; implementation or completion of specified projects or processes; the formation of joint ventures, establishment of research or development collaborations or the completion of other transactions; cash flow (including, without limitation, operating cash flow, free cash flow and cash flow return on equity); share price (including, without limitation, growth in share price and total stockholder return); profitability of an identifiable business unit or product; economic profit or economic value added; cash value added; or individual objectives. These measures may relate to Vista Outdoor as a whole, or one or more of its subsidiaries, divisions or units, or any combination of the foregoing, and the measures may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, as determined by the compensation committee. The compensation committee may also specify that the achievement of the performance goals will be determined without regard to the negative or positive effect of certain events, including, without limitation, any of the following: charges for extraordinary items and other unusual or non-recurring items of loss or gain; asset impairments; litigation or claim judgments or settlements; changes in the Code or tax rates; changes in accounting principles; changes in other laws, regulations or other provisions affecting reported results; charges relating to restructurings, discontinued operations, severance and contract termination and other costs incurred in rationalizing certain business activities; gains or losses from the acquisition or disposition of businesses or assets or from the early extinguishment of debt; and foreign currency exchange gains or losses.

        Negative Discretion.    Under the terms of the Incentive Plan, notwithstanding the attainment of a target or other specified level of performance established for an award, the compensation committee will have the discretion to reduce, but not increase, some or all of the award that would otherwise be paid to a Covered Employee. With respect to other participants, the compensation committee will have the discretion to reduce or increase the amount of the actual award paid.

        Maximum Award.    Under the terms of the Incentive Plan, a participant who is a Covered Employee may not receive more than $5,000,000 under the Incentive Plan in any fiscal year.

        Termination of Employment.    Under the terms of the Incentive Plan, if a participant's employment is terminated by Vista Outdoor without "cause", as that term is defined in the Incentive Plan, or if the participant is demoted and is no longer eligible to participate in the Incentive Plan, in each case, during a performance period, the participant would be entitled to receive a prorated amount of the participant's annual incentive award, payable at the end of the performance period. The payment would be based on actual performance measures following the end of the performance period and would be prorated for the period of employment, provided the participant completed at least 90 days of employment in the performance period.

        Clawback.    Under the terms of the Incentive Plan, awards under the Incentive Plan will be subject to any executive compensation recoupment policy established by Vista Outdoor, which may reserve the right of the compensation committee to recoup incentive awards from an executive officer if there is a material restatement of Vista Outdoor's financial results.

        Amendment and Termination.    Under the terms of the Incentive Plan, the compensation committee may amend or terminate the Incentive Plan at any time so long as any amendment would not cause amounts payable under the Incentive Plan to fail to qualify as "qualified performance-based compensation" within the meaning of Section 162(m) of the Code.

Income Security Plan

        The ATK P&C Committee and our board of directors have adopted the Vista Outdoor Income Security Plan (which we refer to as the "ISP") for the benefit of certain of our future employees. The following summary describes the material terms of the ISP.

The full text of the ISP will be filed as an exhibit to the registration statement of which this information statement forms a part, and the following discussion is qualified in its entirety by reference to such text.

        Purpose.    The purpose of the ISP is to provide income security protection to certain executives of Vista Outdoor in the event of a "qualifying termination" in connection with a change in control of Vista Outdoor. Generally, a "qualifying termination" is an involuntary termination of employment without "cause" or a voluntary termination of employment for "good reason", in each case, as those terms are defined in the ISP.

        Eligibility.    Under the terms of the ISP, participation in the ISP will be limited to the following groups of individuals, with different levels of payments and benefits:

  •
  Tier 1 Participants, consisting of Vista Outdoor's Section 16 Officers; and

  •
  Tier 2 Participants, consisting of any employee selected by the compensation committee to participate in the plan for the current fiscal year.

        Change in Control.    Under the terms of the ISP, in the event of a "qualifying termination", generally within 24 months following and, in certain instances, within six months prior to, a change in control of Vista Outdoor, each participant in the plan would receive, subject to the participant's execution and nonrevocation of a release of claims in favor of Vista Outdoor (the "Release"):

  •
  a lump sum cash payment in an amount equal to two times (for Tier 1 Participants) or 1.5 times (for Tier 2 Participants) the sum of the participant's then current annual base salary and then current target bonus opportunity;

  •
  a pro-rata bonus for the year in which the qualifying termination occurs, paid out at target or actual performance depending on when such termination occurs;

  •
  a lump sum cash payment equal to the amount the participant would have received under any long-term cash incentive plan, assuming target level performance;

  •
  accelerated vesting of all outstanding unvested equity awards, with performance-vesting equity awards vesting at target level performance; and

  •
  provided a participant timely elects coverage under COBRA upon termination, an amount equal to the excess, if any, of the cost of COBRA continuation coverage over the cost payable for health and dental benefits by active employees for a period of up to 18 months following such termination.

        Vista Outdoor's obligation to provide benefits to a participant under the ISP will be conditioned on the participant's continuing compliance with certain confidentiality, non-disparagement, non-competition and non-solicitation covenants that will be included in the Release for a period of two years for Tier 1 participants and 1.5 years for Tier 2 participants.

Executive Severance Plan

        The ATK P&C Committee and our board of directors have adopted the Vista Outdoor Executive Severance Plan (which we refer to as the "Severance Plan") for the benefit of certain of our future executives. The following summary describes the material terms of the Severance Plan.

The full text of the Deferral Plan is filed as an exhibit to the registration statement of which this information statement forms a part, and the following discussion is qualified in its entirety by reference to such text.

        Under the terms of the Executive Severance Plan, if the employment of any executive officer is terminated by Vista Outdoor for convenience or a reduction in force due to lack of business or reorganization, the officer would be eligible for:

  •
  a lump sum payout equal to 12 months' base salary;

  •
  an additional $15,000 to defray health care costs; and

  •
  outplacement services, in an amount and scope to be determined by Vista Outdoor.

        In return, under the terms of the Severance Plan, the officer will be required to execute a general release of claims in favor of Vista Outdoor and agree to confidentiality, non-compete, non-solicitation and non-disparagement provisions for the one-year severance period. If a breach of any of these post-employment restrictions occurs, Vista Outdoor will be entitled to stop payment on the severance benefit and recover payments already made.

        Under the terms of the Severance Plan, the Severance Plan will not supersede any additional rights an executive may have pursuant to an employment agreement, or under federal or state law. However, if an executive would be entitled to any other severance benefits, other than those provided by the Severance Plan, then the executive's benefits under the Severance Plan would be reduced by the amounts of such other payments.

Nonqualified Deferred Compensation Plan

        Pursuant to the terms of the Transaction Agreement, Vista Outdoor is required to mirror the ATK Nonqualified Deferred Compensation Plan (the "ATK Deferral Plan") to be effective immediately following the Distribution. The ATK P&C Committee and our board of directors have adopted the Vista Outdoor Nonqualified Deferred Compensation Plan (which we refer to as the "Deferral Plan") for the benefit of certain of our future employees. The terms of the Deferral Plan are substantially similar to the terms of the ATK Deferral Plan. Following the Distribution, ATK and Vista Outdoor will transfer the assets and liabilities associated with each Vista Outdoor current and former employee who participated in the ATK Deferral Plan from the ATK Deferral Plan to the Deferral Plan.

The full text of the Deferral Plan is filed as an exhibit to the registration statement of which this information statement forms a part, and the following discussion is qualified in its entirety by reference to such text.

        Under the terms of the Deferral Plan, all of Vista Outdoor's executive officers will be eligible to participate in the Deferral Plan. Participants in the Deferral Plan generally may elect to defer up to 70% of salary and 100% of cash or equity incentive compensation. Vista Outdoor may credit to participants' accounts under the Deferral Plan certain additional amounts relating to foregone matching contributions under Vista Outdoor's 401(k) Plan, which we expect to be adopted prior to the Distribution. Under the Deferral Plan, Vista Outdoor may also make additional discretionary contributions to participants' accounts. Under the terms of the Deferral Plan, participants' account balances will be credited with earnings and investment gains and losses by assuming that the deferred amounts were invested in one or more investment funds made available by Vista Outdoor from time to time under the Deferral Plan.

        Under the terms of the Deferral Plan, the Deferral Plan will be an unfunded plan, meaning that participants' accounts will be bookkeeping entries only and will not entitle them to ownership of any actual assets. The accounts will represent an unsecured promise by Vista Outdoor to pay participants benefits in the future. Pursuant to the terms of the Transaction Agreement, Vista Outdoor is required to mirror the nonqualified grantor trust commonly known as a "Rabbi Trust" established by ATK for the benefit of participants in the ATK Deferral Plan. The assets of the Vista Outdoor Rabbi Trust will be used to pay benefits, but the assets of the trust remain subject to the claims of Vista Outdoor's general creditors.

Defined Benefit Supplemental Executive Retirement Plan

        Pursuant to the terms of the Transaction Agreement, Vista Outdoor is required to mirror the ATK Defined Benefit Supplemental Executive Retirement Plan (the "ATK DB SERP") to be effective immediately following the Distribution. The ATK P&C Committee and our board of directors have adopted the Vista Outdoor Defined Benefit Supplemental Executive Retirement Plan (which we refer to as the "DB SERP") for the benefit of certain of our future employees. The terms of the DB SERP are substantially similar to the terms of the ATK DB SERP. Following the Distribution, ATK and Vista Outdoor will transfer the assets and liabilities associated with each Vista Outdoor current and former employee who participated in the ATK DB SERP from the ATK DB SERP to the DB SERP.

The full text of the DB SERP is filed as an exhibit to the registration statement of which this information statement forms a part, and the following discussion is qualified in its entirety by reference to such text.

        Under the terms of the DB SERP, the DB SERP will provide benefits for highly compensated employees whose tax-qualified defined benefit plan benefits are reduced by certain IRS limits or by their participation in the Deferral Plan.

        Under the terms of the DB SERP, the applicable benefits from the DB SERP will generally be based on the same benefit formula and provisions as any underlying Vista Outdoor qualified pension plan formula that applies to the participant. The DB SERP benefits will be paid in a lump sum the later of six months or February 1 following the calendar year of termination of employment or separation of service (as defined by Section 409A of the Code).

        Under the terms of the DB SERP, employees will vest in the DB SERP benefits at the same time their benefits vest under any Vista Outdoor qualified pension plan.

Defined Contribution Supplemental Executive Retirement Plan

        Pursuant to the terms of the Transaction Agreement, Vista Outdoor is required to mirror the ATK Defined Contribution Supplemental Executive Retirement Plan (the "ATK DC SERP") to be effective immediately following the Distribution. The ATK P&C Committee and our board of directors have adopted the Vista Outdoor Defined Contribution Supplemental Executive Retirement Plan (which we refer to as the "DC SERP") for the benefit of certain of our future employees. The terms of the DC SERP are substantially similar to the terms of the ATK DC SERP. Following the Distribution, ATK and Vista Outdoor will transfer the assets and liabilities associated with each Vista Outdoor current and former employee who participated in the ATK DC SERP from the ATK DC SERP to the DC SERP.

The full text of the DC SERP is filed as an exhibit to the registration statement of which this information statement forms a part, and the following discussion is qualified in its entirety by reference to such text.

        Under the terms of the DC SERP, the DC SERP will be a nonqualified defined contribution plan under which Vista Outdoor and its subsidiaries that sponsor the DC SERP may credit pre-tax contributions to a participant's account. Participation in the DC SERP will be limited to (1) employees who are eligible for a non-elective contribution ("NEC") under the Vista Outdoor 401(k) Plan, and (2) employees who receive eligible compensation in excess of the IRS annual compensation limit and make the maximum allowable before-tax or Roth 401(k) contributions to the Vista Outdoor 401(k) Plan. An annual NEC allocation of 2.5% to 4.0% of compensation in excess of the IRS limits for a plan year is will be made to a participant's account if: (i) the employee is a participant in the Vista

Outdoor 401(k) Plan and the employee's NEC to the Vista Outdoor 401(k) Plan for the plan year is reduced by the annual compensation limit imposed by the Code or (ii) the employee is a participant in both the Vista Outdoor 401(k) Plan and Vista Outdoor's Deferral Plan and the employee's NEC to the 401(k) Plan for the plan year is reduced due to the employee's deferrals to the Deferral Plan. Additionally, an annual match allocation of 4.5% of compensation in excess of the IRS compensation limit will be made to a participant's account if the participant has made the maximum allowable before-tax or Roth 401(k) contributions to the Vista Outdoor 401(k) Plan for the calendar year.

        Under the terms of the DC SERP, vesting for the NEC allocation under the DC SERP will occur following three years of vesting service and vesting for the match allocation under the DC SERP will occur following one year of vesting service. A participant will become fully vested upon death, attainment of age 65, total disability while employed by Vista Outdoor, or upon a change in control.

        Under the terms of the DC SERP, the DC SERP will be an unfunded plan, meaning that participants' accounts will be bookkeeping entries only and will not entitle them to ownership of any actual assets. Under the terms of the DC SERP, participants' account balances will be credited with earnings and investment gains and losses by assuming that the allocations were invested in one or more investment funds made available by Vista Outdoor from time to time under the DC SERP.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        As of the date of this Information Statement, ATK beneficially owns all the outstanding shares of our common stock. After the Spin-Off, ATK will not own any shares of our common stock. The following table provides information regarding the anticipated beneficial ownership of our common stock at the time of the Distribution by:

  •
  each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

  •
  each of our directors following the Spin-Off;

  •
  each Named Executive Officer; and

  •
  all of our directors and Named Executive Officers following the Spin-Off as a group.

        Except as otherwise noted below, we based the share amounts on each person's beneficial ownership of ATK common stock on January 5, 2015, giving effect to a Distribution Ratio of two (2) shares of our common stock for each share of ATK common stock held by such person.

        To the extent our directors and executive officers own ATK common stock at the Record Date, they will participate in the Distribution on the same terms as the other holders of ATK common stock.

        Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities he, she or it holds.

        Immediately following the Spin-Off, we estimate that approximately 63.8 million shares of our common stock will be issued and outstanding, based on the approximately 31.9 million shares of ATK common stock outstanding on January 5, 2015. The actual number of shares of our common stock outstanding following the Spin-Off will be determined on February 2, 2015, the Record Date.

Name	Number of Shares(a)	Restricted Shares	Option Shares(b)	Percentage of Class
Directors and Named Executive Officers:
Mark W. DeYoung	104,540	66,654	188,002	*
Stephen M. Nolan	7,852	5,016	868	*
Scott D. Chaplin	2,946	7,772	14,704	*
Stephen S. Clark	—	—	—	*
Michael Callahan	—	2,892	—	*
April H. Foley	8,706	—	—	*
Tig H. Krekel	2,108	—	—	*
Mark A. Gottfredson	—	—	—	*
Gary L. McArthur	—	—	—	*
Robert M. Tarola	—	—	—	*
All directors and Named Executive Officers as a group (10 persons)	126,152	82,334	203,574	*
Principal Stockholders:
First Eagle Investment Management, LLC(c)	6,199,138	—	—	9.7%
AJO, LP(d)	3,869,940	—	—	6.1%
BlackRock, Inc.(e)	3,860,234	—	—	6.0%
The Vanguard Group, Inc.(f)	3,854,944	—	—	6.0%
The London Company(g)	3,422,588	—	—	5.4%

*
Less than 1%.

(a)
Excludes restricted shares and option-related shares, which are presented in the respective columns. Also excludes (1) time-vesting restricted stock units, which have no voting rights until settled pursuant to the terms of the applicable award agreements and (2) deferred stock units and phantom stock units, neither of which have any voting rights until the related shares of common stock are distributed pursuant to the terms of the applicable award agreements. Based on the number of ATK PSUs, ATK deferred stock units and ATK phantom stock units held on January 5, 2015, we estimate that our directors and Named Executive Officers will hold the following unvested interests at the time of the Distribution: (i) Mark W. DeYoung: 259,482 time-vesting restricted stock units, 20,289 deferred stock units and 5,248 phantom stock units; (ii) Stephen M. Nolan: 8,272 time-vesting restricted stock units; (iii) Scott D. Chaplin: 27,568 time-vesting restricted stock units; (iv) April H. Foley: 3,524 deferred stock units and (v) Tig H. Krekel: 12,230 deferred stock units. For additional information, see "Certain Relationships and Related Party Transactions—Agreements with ATK—Transaction Agreement—Treatment of ATK Stock Options and Other Equity Based Awards in the Distribution."

(b)
This column relates to ATK stock options held by the indicated individuals that, on January 5, 2015, were either currently exercisable or would become exercisable within 60 days thereafter. The column reflects the shares of our common stock that the individual would receive in the Spin-Off if he or she were to exercise his or her ATK stock options prior to the Record Date. Such shares are deemed to be beneficially owned by these individuals in accordance with Rule 13d-3 of the Exchange Act.

(c)
Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2014, reporting beneficial ownership of ATK common stock as of December 31, 2013.

(d)
Based on a Schedule 13G filed with the Securities and Exchange Commission on February 11, 2014, reporting beneficial ownership of ATK common stock as of December 31, 2013.

(e)
Based on a Schedule 13G/A filed with the Securities and Exchange Commission on January 28, 2014, reporting beneficial ownership of ATK common stock as of December 31, 2013.

(f)
Based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 10, 2014, reporting beneficial ownership of ATK common stock as of December 31, 2013.

(g)
Based on a Schedule 13G/A filed with the Securities and Exchange Commission on January 8, 2015, reporting beneficial ownership of ATK common stock as of December 31, 2014.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with ATK

        Following the Spin-Off, we and ATK will operate independently, and neither will have any ownership interest in the other. In order to govern the ongoing relationships between us and ATK after the Spin-Off and to facilitate an orderly transition, we and ATK have entered into the Transaction Agreement and intend to enter into other agreements providing for various services and rights following the Spin-Off, and under which we and ATK will agree to indemnify each other against certain liabilities arising from our respective businesses. The following summarizes the terms of the material agreements that we have entered into or that we expect to enter into with ATK. You are encouraged to read the forms of the material agreements, which have been filed as exhibits to our registration statement on Form 10, of which this Information Statement is a part, for greater detail with respect to the terms of these agreements.

Transaction Agreement

        We have entered into the Transaction Agreement with ATK, Vista Outdoor, Merger Sub and Orbital. The Transaction Agreement sets forth our agreements with ATK regarding the principal actions to be taken in connection with the Spin-Off and other agreements that will govern aspects of our relationship with ATK following the Spin-Off. In addition, the Transaction Agreement also governs the Merger. The Merger is described in further detail under a separate registration statement on Form S-4 filed by ATK (Reg. No. 333-198460).

        Under the Transaction Agreement, not later than immediately prior to the Distribution, ATK will cause the Sporting Transfers to occur. Prior to or immediately following the Distribution, Vista Outdoor will enter into the Senior Credit Facilities and use a portion of the proceeds of the Senior Credit Facilities to pay a dividend to ATK in an amount equal to the amount by which ATK's gross indebtedness for borrowed money as of the closing date exceeds $1,740 million, subject to certain adjustments (such dividend, the "Vista Outdoor Dividend"). The proceeds of the Vista Outdoor Dividend will be used by ATK to repay its 6.875% senior subordinated notes due 2020, with any excess proceeds used to pay down other indebtedness of ATK.

        Following the Sporting Transfers and immediately prior to the Merger, ATK will spin off Vista Outdoor by distributing all of the issued and outstanding shares of common stock, par value $0.01 per share, of Vista Outdoor on a pro rata basis to holders of record of ATK common stock, with such ATK stockholders holding all of the common stock of Vista Outdoor following the Distribution (the remainder of ATK will be comprised of the "Aerospace Group" reporting segment and the "Defense Group" reporting segment (collectively, the "Aerospace and Defense Group")). Immediately following completion of the Distribution, Merger Sub will merge with and into Orbital, with Orbital surviving the Merger as a wholly owned subsidiary of ATK. In connection with the Merger, each share of Orbital common stock issued and outstanding immediately prior to the closing of the Merger (other than shares owned by Orbital, ATK or Merger Sub, which will be cancelled) will be converted into the right to receive 0.449 shares of ATK common stock. No fractional shares of ATK's common stock will be issued in the Merger, and Orbital's stockholders will receive cash in lieu of any such fractional shares. Immediately following the consummation of the Transaction, ATK stockholders will own 100% of Vista Outdoor and approximately 53.8% of Orbital ATK on a fully diluted basis and former Orbital stockholders will own approximately 46.2% of Orbital ATK on a fully diluted basis.

Sporting Transfers

        Pursuant to the terms of the Transaction Agreement, not later than immediately prior to the Distribution, ATK will transfer to Vista Outdoor certain subsidiaries engaged in the Sporting Group's business (referred to as the "Sporting Subsidiaries") relating to the Sporting Group not already owned or held by Vista Outdoor. All assets and liabilities held by the Sporting Subsidiaries will transfer with the Sporting Subsidiaries by operation of law without any further action by any party or person. Immediately following the transfers of the Sporting Subsidiaries, ATK and its non-Sporting Subsidiaries will transfer to Vista Outdoor certain assets and liabilities relating to the Sporting Group not already owned or held by Vista Outdoor or a Sporting Subsidiary. The Transaction Agreement contains detailed definitions governing which assets and liabilities will be transferred by ATK and its non-Sporting Subsidiaries to Vista Outdoor, which definitions are described in more detail below. Additionally, as part of these transfers, ATK and its non-Sporting Subsidiaries will transfer to Vista Outdoor and the Sporting Subsidiaries employees relating to the Sporting Group not already employed by Vista Outdoor or a Sporting Subsidiary, and Vista Outdoor will transfer to ATK and its non-Sporting Subsidiaries certain employees of Vista Outdoor and the Sporting Subsidiaries relating to the Aerospace and Defense Group that the parties have agreed will be excluded from the transactions and retained by ATK and its non-Sporting Subsidiaries following the closing date (collectively, the actions described are referred to as, the "Sporting Transfers").

        ATK and its non-Sporting Subsidiaries will transfer to Vista Outdoor the following assets (each a "Sporting Asset"), but in each case other than the Excluded Assets described in the next paragraph:

  •
  the owned real property and interests in owned real property set forth in the confidential disclosure letter ATK delivered to Orbital in connection with the Transaction Agreement (referred to as the "ATK Disclosure Letter"), in each case together with all buildings, structures, improvements and fixtures thereon and all easements and rights of way pertaining thereto or accruing to the benefit thereof and all other appurtenances and real property rights pertaining thereto (the "Sporting Owned Real Property");

  •
  the leasehold interests in real property set forth in the ATK Disclosure Letter, in each case together with all buildings, structures, improvements and fixtures thereon (the "Sporting Leased Real Property" and together with the Sporting Owned Real Property, the "Sporting Real Property");

  •
  all tangible personal property and interests therein, including machinery, equipment, computer hardware, furniture, fixtures, tools, equipment, vehicles, raw materials, works-in-process, supplies, parts, finished goods and products and other inventories, in each case that are used or held for use primarily in the operation or conduct of the Sporting Group or that are produced for use or sale by the Sporting Group;

  •
  all intellectual property rights used or held for use primarily in the operation or conduct of the Sporting Group, including the intellectual property rights set forth in the ATK Disclosure Letter (the "Sporting Intellectual Property Rights"), including tangible embodiments thereof and causes of action for infringement thereof;

  •
  to the extent transferable and assumable, all issued or granted governmental approvals of ATK or any of its non-Sporting Subsidiaries and all pending applications therefor, in each case that are used or held for use primarily in the operation or conduct of the Sporting Group (the "Assigned Governmental Approvals");

  •
  other than certain intercompany contracts that the parties have agreed to terminate at closing, all contracts that are used or held for use primarily in, or that arise primarily out of, the operation or conduct of the Sporting Group, but including, in all events, the contracts set forth in the ATK Disclosure Letter (the "Assigned Contracts");

  •
  all accounts and notes receivable in respect of goods or services sold or provided by the Sporting Group;

  •
  all credits, prepaid expenses, rebates, deferred charges, advance payments, security deposits and prepaid items, in each case to the extent they are used or held for use in, or arise out of, the operation or conduct of the Sporting Group;

  •
  all rights, claims, causes of action and credits to the extent relating to any asset or liability that is going with the Sporting Group in connection with the transactions, including any such item arising under any guarantee, warranty, indemnity, right of recovery, right of set-off or similar right in respect of such assets and liabilities, as well as any amounts recovered in connection therewith, under or arising from the contracts set forth in the ATK Disclosure Letter;

  •
  (1) all records solely relating to the Sporting Group and (2) copies of the portions of all records that relate to, but do not solely relate to, the Sporting Group;

  •
  all goodwill generated by or associated with the Sporting Group;

  •
  the assets of, or with respect to, any employee benefit plan that will be held by Vista Outdoor following the Sporting Transfers;

  •
  all cash and cash equivalents held by ATK or any of its subsidiaries, other than the Retained Cash Amount (as defined below) and other than, for the avoidance of doubt, the amount of the Vista Outdoor Dividend due to ATK;

  •
  any cash, cash equivalents or other assets received or otherwise recovered by ATK or any of its subsidiaries at any time from the U.S. government related to the pension segment closing at ATK's Radford army ammunition plant; and

  •
  without duplication or expansion of any of the categories of assets, property, claims or rights described above, other assets, properties, claims and rights of ATK or any of its non-Sporting Subsidiaries used or held for use solely or primarily in, or that arise solely or primarily out of, the operation or conduct of the Sporting Group.

        Notwithstanding anything to the contrary above, the following assets (each an "Excluded Asset") will be excluded from the Sporting Transfers and retained by ATK and its non-Sporting Subsidiaries:

  •
  all tangible personal property and interests of a corporate overhead, administrative, technology or other similar nature that are primarily used by ATK or any of its non-Sporting Subsidiaries in the performance of its obligations under, or to which Vista Outdoor is to be provided the benefit of pursuant to the terms of, the Transition Services Agreement;

  •
  all shares of capital stock of, or other equity interests in, any affiliate of ATK or any other person, other than Vista Outdoor and the Sporting Subsidiaries;

  •
  all intellectual property rights, whether or not used or held for use by the Sporting Group, other than the Sporting Intellectual Property Rights but including the retained names;

  •
  all governmental approvals other than the Assigned Governmental Approvals;

  •
  all contracts to which ATK or any of its non-Sporting Subsidiaries is a party that are not Assigned Contracts;

  •
  (1) all records relating to the Aerospace and Defense Group and (2) copies of all tax records relating to the Sporting Group;

  •
  all rights, claims, causes of action and credits to the extent relating to any Excluded Asset or any Excluded Liability (as defined below), including any such item arising under any guarantee, warranty, indemnity or similar right in favor of ATK or any of its non-Sporting Subsidiaries in respect of any Excluded Asset or any Excluded Liability;

  •
  all tax assets, which are governed exclusively by the Tax Matters Agreement;

  •
  all assets of, or with respect to, the employee benefit plans of ATK or any of its affiliates, other than the assets relating to any employee benefit plan that will be held by Vista Outdoor following the Sporting Transfers;

  •
  all rights of ATK or any of its non-Sporting Subsidiaries under the Transaction Agreement or any other agreement contemplated thereby;

  •
  subject to certain adjustments, cash and cash equivalents generated by the ATK Aerospace and Defense Group business between April 1, 2014 and the closing of the Merger (the "Retained Cash Amount");

  •
  the ATK insurance policies, other than the insurance policy set forth in the ATK Disclosure Letter;

  •
  all goodwill generated by or associated with the Aerospace and Defense Group; and

  •
  all accounts and notes receivable in respect of goods or services sold or provided by the Aerospace and Defense Group.

        ATK and its non-Sporting Subsidiaries will transfer to Vista Outdoor, and Vista Outdoor will assume, all obligations and liabilities of ATK and its non-Sporting Subsidiaries to the extent arising out of or relating to the Sporting Group or the Sporting Assets or the ownership or operation or conduct by ATK or any of its non-Sporting Subsidiaries of any asset or the conduct of the Sporting Group prior to, on or after the Distribution, in each case other than the Excluded Liabilities (as defined below):

  •
  all accounts and notes payable of ATK and any of its non-Sporting Subsidiaries to the extent arising out of or relating to the Sporting Group or the Sporting Assets;

  •
  all liabilities in respect of any action, pending or threatened, and claims at any time to the extent arising out of or relating to the ownership, operation or conduct of the Sporting Group or the ownership or operation of the Sporting Assets by ATK or any of its non-Sporting Subsidiaries;

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  (1) all liabilities to the extent arising out of or relating to any ATK benefit plan and all employment and employee benefit-related liabilities to the extent arising out of or relating to the operation or conduct of the Sporting Group, in each case, that are contemplated to be assumed by Vista Outdoor and the Sporting Subsidiaries pursuant to the Transaction Agreement, and (2) all liabilities to the extent arising out of or relating to any Vista Outdoor benefit plan;

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  all liabilities that are expressly contemplated to be assumed by Vista Outdoor or any Sporting Subsidiary pursuant to the Transaction Agreement or the transactions contemplated thereby, including all taxes to the extent responsibility therefor is assigned to Vista Outdoor or any Sporting Subsidiary under the Tax Matters Agreement;

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  all liabilities in respect of the Senior Credit Facilities (including all fees and expenses incurred in connection with the arrangement of the Senior Credit Facilities and any obligations under the Vista Outdoor commitment letter after the funding of the Senior Credit Facilities);

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  all liabilities whether arising prior to, on or after the Distribution Date under or relating to, directly or indirectly, the Assigned Contracts (in the case of liabilities arising prior to or on the Distribution Date, to the extent arising out of or relating to the Sporting Group or the Sporting Assets);

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  all liabilities arising prior to, on or after the Distribution Date under or relating to the Assigned Governmental Approvals (in the case of liabilities arising prior to or on the Distribution Date, to the extent arising out of or relating to the Sporting Group or the Sporting Assets) or any Governmental Approvals obtained by Vista Outdoor or any Sporting Subsidiary to operate the Sporting Group from and after the Distribution Date;

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  all liabilities to the extent arising out of the ownership or operation of the Sporting Group or any former Vista Outdoor business conducted by ATK, any former Vista Outdoor property or any Sporting Asset that arise under or pursuant to environmental laws or with respect to the release of or exposure to any hazardous materials, whether arising from operations or events occurring or conditions existing prior to, on or after the Distribution Date;

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  all liabilities for unpaid fees and expenses incurred by ATK or any of its subsidiaries in connection with the Transaction; and

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  all liabilities to the extent arising out of ATK or any of its non-Sporting Subsidiaries at any time being the owner, lessee, lessor of, or the operator of the activities conducted at, the Sporting Real Property.

        Notwithstanding anything to the contrary above, the following liabilities (each an "Excluded Liability") will be excluded from the Sporting Transfers and retained by ATK and its non-Sporting Subsidiaries:

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  all liabilities to the extent arising out of or relating to Excluded Assets;

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  except with respect to existing guarantees issued for the benefit of or with respect to the Sporting Group, which are addressed under a separate provision of the Transaction Agreement, indebtedness of ATK and the ATK non-Sporting Subsidiaries;

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  (1) all employment and employee benefit-related liabilities to the extent arising out of or relating to the operation or conduct of the Sporting Group that are contemplated to be retained by ATK or any of its non-Sporting Subsidiaries pursuant to the Transaction Agreement, (2) all liabilities to the extent arising out of or relating to any ATK benefit plan (unless contemplated to be assumed by Vista Outdoor and the Sporting Subsidiaries pursuant to the Transaction Agreement) and (3) all employment and employee benefit-related liabilities to the extent arising out of or relating to the operation or conduct of the Aerospace and Defense Group (unless contemplated to be assumed by Vista Outdoor and the Sporting Subsidiaries pursuant to the Transaction Agreement);

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  all liabilities that are expressly contemplated to be retained by ATK or any of its non-Sporting Subsidiaries pursuant to the Transaction Agreement or the other transactions contemplated thereby, including all taxes to the extent responsibility therefor is assigned to ATK or any of its non-Sporting Subsidiaries under the Tax Matters Agreement;

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  all liabilities related to the existence and performance of any foreign offset obligations that are either (1) set forth in the ATK Disclosure Letter or (2) incurred or otherwise agreed to by ATK or any of its subsidiaries following the date of the Transaction Agreement in accordance with the Transaction Agreement and that remain in effect as of the Distribution Date; and

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  all liabilities to the extent arising from the conduct of the Aerospace and Defense Group.

        In the event that, at any time or from time to time after the Sporting Transfers, any party (or any of its subsidiaries) shall receive or otherwise possess any asset, property, claim or right or be liable for any liability that is allocated to any other party (or any of its subsidiaries) pursuant to the Transaction Agreement or any other transaction contemplated thereby, such party shall promptly transfer or assign, or cause to be transferred or assigned, such asset, property, claim, right or liability to the party (or its applicable subsidiary) so entitled thereto, and the relevant party will cause such entitled party (or its applicable subsidiary) to accept such asset, property, claim or right or assume such liability.

The Distribution

        Pursuant to the terms of the Transaction Agreement, and immediately prior to the Merger, ATK will spin off Vista Outdoor by distributing all of the issued and outstanding shares of common stock of Vista Outdoor on a pro rata basis to current holders of ATK common stock, with such ATK stockholders holding 100% of Vista Outdoor following the Distribution. Following the Distribution, Vista Outdoor will be an independent, publicly traded company.

Treatment of ATK Stock Options and Other Equity Based Awards in the Distribution

        Under the Transaction Agreement, ATK and Vista Outdoor will take all actions as may be required to effect the following conversions of equity-based awards upon the Distribution:

        As of the Distribution Date, each outstanding stock option with respect to ATK common stock will convert into both an option to acquire Vista Outdoor common stock and an option to acquire common stock of Orbital ATK on generally the same terms as were applicable prior to the Distribution (with the exceptions noted below), with respect to a corresponding number of shares of common stock of Orbital ATK and Vista Outdoor common stock and with an adjusted exercise price, in each case after giving effect to the Distribution Ratio and the relative values of the common stock of Vista Outdoor and Orbital ATK.

        As of the Distribution Date, each award of restricted shares of ATK common stock will convert into both (a) an award of restricted shares of common stock of Orbital ATK and (b) an award of restricted shares of Vista Outdoor common stock, with respect to a corresponding number of shares of Orbital ATK common stock and Vista Outdoor common stock after giving effect to the Distribution Ratio. For current and former employees of ATK (excluding employees of the Sporting Group) immediately following the Distribution, converted Vista Outdoor restricted shares related to ATK restricted shares granted more than one year prior to the Distribution will fully vest immediately following the Distribution, and all other Vista Outdoor restricted shares, as converted from ATK restricted shares, will vest on the first anniversary of the date granted by ATK. For current and former employees of Vista Outdoor immediately following the Distribution, converted Orbital ATK restricted shares granted more than one year prior to the Distribution will fully vest immediately following the Distribution, and all other Orbital ATK restricted shares, as converted from ATK restricted shares, will vest on the first anniversary of the date granted by ATK.

        As of the Distribution Date, ATK PSUs will convert into time-vesting RSUs based on (i) the level of achievement of performance goals determined by the ATK compensation committee for FY13-15 ATK PSUs, and (ii) based on target performance for FY14-16 and FY15-17 ATK PSUs. FY13-15 ATK PSUs, as converted into RSUs, held by all ATK employees and all other PSUs held by ATK corporate senior vice presidents and above immediately prior to the Distribution will convert into equivalent RSUs of both Orbital ATK and Vista Outdoor, with respect to a corresponding number of shares of common stock of Orbital ATK and Vista Outdoor common stock after giving effect to the Distribution Ratio. For group presidents and vice presidents employed by ATK after the Distribution, FY14-16 and FY15-17 ATK PSUs will convert into RSUs with respect to Orbital ATK common stock, adjusting the number of shares to retain the aggregate value of such awards. For group presidents and vice presidents employed by Vista Outdoor after the Distribution, FY14-16 and FY15-17 ATK PSUs will convert into RSUs with respect to Vista Outdoor common stock, adjusting the number of shares to retain the aggregate value of such awards. Subject to limited exceptions, all RSUs with respect to Vista Outdoor common stock and Orbital ATK common stock will maintain the same terms and conditions as the ATK PSUs to which they relate, provided that the vesting criteria will be adjusted to provide for solely service-based vesting.

        As of the Distribution Date, each ATK deferred share unit and each ATK phantom stock unit (whether held by an ATK director, officer or other employee) will convert into both a deferred share unit or phantom stock unit, as applicable, of Orbital ATK and a deferred share unit or phantom stock unit, as applicable, of Vista Outdoor, with respect to a corresponding number of shares of Orbital ATK common stock and Vista Outdoor common stock after giving effect to the Distribution Ratio.

        The completion of the Merger does not automatically trigger any additional conversion, acceleration or adjustment of any equity-based awards that did not occur in connection with the Distribution, unless in conjunction with a qualifying termination of an individual who participates in ATK's income security plan following the Merger.

Conditions to the Distribution

        The Spin-Off requires ATK to have sufficient surplus, as determined in accordance with Section 170 of the Delaware General Corporation Law, to effect the distribution of Vista Outdoor shares. Subject to compliance with federal, foreign or state regulatory requirements, other SEC rules and regulations and NYSE rules, ATK is obligated by the Transaction Agreement to effect the Spin-Off as promptly as reasonably practical after the satisfaction of certain conditions. Completion of the Spin-Off is one of the conditions to the Transaction, and ATK does not intend to consummate the Spin-Off unless the Merger and the other transactions contemplated by the Transaction Agreement are consummated substantially concurrently. If the Spin-Off is not completed on the terms specified in the Transaction Agreement, ATK may, in certain circumstances, be obligated to pay Orbital a termination fee of $50 million and reimburse certain expenses of Orbital in connection with the Transaction.

        The obligations of ATK to effect the Distribution are subject to the satisfaction or waiver by ATK, in its sole discretion, of the following conditions to the Merger and the other transactions contemplated by the Transaction Agreement:

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  the approval by Orbital stockholders of the Merger;

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  the approval by ATK stockholders of the issuance of ATK common stock to Orbital stockholders;

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  the termination or expiration of any applicable waiting period under the HSR Act and the receipt of governmental approval under any other material review law;

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  the absence of any judgment or law issued or enacted by any governmental authority of competent jurisdiction being in effect that prohibits, enjoins or makes illegal the consummation of the transactions;

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  the SEC having declared effective the registration statement of which this Information Statement is a part and ATK's registration statement on Form S-4 (Reg. No. 333-198460), and the absence of any stop order or proceedings seeking a stop order;

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  the approval for listing by the NYSE, subject to official notice of issuance, of the ATK common stock issuable to Orbital stockholders in the Merger;

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  the representations and warranties of Orbital relating to organization, standing and corporate power, capital structure, absence of anti-takeover agreements and brokers' fees being true and correct in all material respects as of the date of the Transaction Agreement and as of the date of the closing of the Transaction (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

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  each other representation and warranty under the Transaction Agreement of Orbital being true and correct as of the date of the Transaction Agreement and as of the date of the closing of the Transaction (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually and in the aggregate, has not had and would not reasonably be expected to have a material adverse effect;

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  Orbital having performed in all material respects all obligations required to be performed by it under the Transaction Agreement;

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  the absence of a material adverse effect on Orbital since the date of the Transaction Agreement;

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  the receipt of an officer's certificate executed by an executive officer of the Orbital certifying that the four preceding conditions have been satisfied; and

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  the receipt of a written opinion from Cravath, Swaine & Moore LLP confirming the tax-free status of the Distribution and the Merger for U.S. federal income tax purposes.

        We expect that following the Distribution, shares of our common stock will trade on the NYSE. The acceptance of our common stock for listing on the NYSE or any other securities exchange is not a condition to ATK's obligation to effect the Spin-Off.

        ATK does not intend to notify its stockholders of any modification to the terms of the Spin-Off that, in the judgment of its board of directors, is not material. To the extent that the ATK board of directors determines that any modifications by ATK materially change the material terms of the Distribution, ATK will notify ATK stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to this Information Statement.

Senior Credit Facilities

        On December 19, 2014, Vista Outdoor, Bank of America, N.A., as administrative agent, and the lenders and agents party thereto executed the Credit Agreement pursuant to which the lenders party thereto have agreed to provide debt financing to Vista Outdoor in an aggregate principal amount of $750 million, comprised of the $350 million Term Loan and the $400 million Revolving Credit Facility, in each case on the terms and conditions set forth therein. Vista Outdoor will use a portion of the proceeds of the Senior Credit Facilities to pay the Vista Outdoor Dividend to ATK in an amount equal to the amount by which ATK's gross indebtedness for borrowed money as of the closing date exceeds $1,740 million, subject to certain adjustments.

        Vista Outdoor and ATK agreed in the Transaction Agreement to use their respective reasonable best efforts to obtain, from one or more third party financing sources, debt financing to be incurred by Vista Outdoor and/or the Sporting Subsidiaries prior to, at the time of or immediately following the Spin-Off generating aggregate net proceeds (together with cash on hand) of not less than the Vista Outdoor Dividend amount. If the Senior Credit Facilities in an aggregate amount (together with cash on hand) at least equal to the Vista Outdoor Dividend amount becomes unavailable on the terms and conditions contemplated by the Credit Agreement, and such unavailable amount is reasonably required to fund the Vista Outdoor Dividend due to ATK, ATK and Vista Outdoor shall use their respective reasonable best efforts to arrange and obtain, as promptly as reasonably practicable, alternative financing from alternative sources in an amount (together with cash on hand) sufficient to fund the Vista Outdoor Dividend due to ATK upon terms and conditions no less favorable (as determined in the good faith judgment of ATK), taken as a whole, to Vista Outdoor than the terms and conditions set forth in the Credit Agreement.

Supply Agreements

        Pursuant to the terms of the Transaction Agreement, substantially concurrent with the Distribution, we will enter into two supply agreements with a subsidiary of Orbital ATK for certain ammunition products and certain gun powder products (the "Supply Agreements"). The Supply Agreements will provide that, following the Distribution, (1) such subsidiary of Orbital ATK will manufacture and supply all of our requirements for 5.56mm (including .223 caliber), 7.62mm and .50 caliber cartridge ammunition products, in each case excluding any frangible ammunition products (referred to as the "ammunition products") and Alliant canister gun powder products (referred to as the "gun powder products"), subject to capacity limitations and, in the case of ammunition products, the priority rights of the U.S. Department of Defense and (2) we will purchase all of our requirements for such products from Orbital ATK and its subsidiares (and will not purchase such products from another party or manufacture such products ourselves), subject to the right to "cure" if Orbital ATK and its subsidiaries fail to perform. Notwithstanding the foregoing, we generally may continue to manufacture certain ammunition currently manufactured by the ATK Sporting Group.

        If our ammunition products order for a given fiscal year meets or exceeds an agreed amount, during such fiscal year, subject to certain exceptions, Orbital ATK and its subsidiaries will only be permitted to sell small caliber ammunition products produced at the Lake City plant to us and the U.S. Department of Defense. If our ammunition products order for a given fiscal year is less than such amount, then Orbital ATK and its subsidiaries may sell those small caliber ammunition products to any other party during such fiscal year. Orbital ATK and its subsidiaries will only be permitted to sell gun powder products to us, irrespective of the amount of gun powder products ordered by us. The ammunition products Supply Agreement will also prohibit us from reselling 5.56mm (including .223 caliber), 7.62mm and .50 caliber ammunition products (excluding any frangible ammunition products) to the U.S. Department of Defense, although we generally may continue to sell to the U.S. Department of Defense certain ammunition that the ATK Sporting Group currently sells to the U.S. Department of Defense.

        The initial terms of the Supply Agreements will be for approximately three years. The ammunition products Supply Agreement will be renewable for an additional three-year term and one further term thereafter ending on September 30, 2023, while the gun powder products Supply Agreement will be renewable for additional one-year terms.

Transition Services Agreement

        Pursuant to the terms of the Transaction Agreement, substantially concurrent with the Distribution, Orbital ATK and Vista Outdoor will enter into a transition services agreement (the "Transition Services Agreement"). The Transition Services Agreement will provide that, following the Distribution, Orbital ATK will provide to Vista Outdoor certain transitional services necessary for Vista Outdoor to be able to conduct business as an independent, publicly traded company in exchange for reimbursement of Orbital ATK's fully burdened costs related thereto. The types of services to be provided include: information technology; import and export; procurement and supply chain management; human resources; payroll services; legal and compliance; tax services; travel and expense reimbursement; investments and communications and government relations. If, within a specified period of time after the Distribution, Vista Outdoor identifies additional transition services necessary to operate a standalone business, Orbital ATK and Vista Outdoor will cooperate in good faith to modify the Transition Services Agreement so that such services are provided to Vista Outdoor. The term of the Transition Services Agreement will be for 12 months (except in the case of tax services, which will generally be for 18 months), and Vista Outdoor will have the option to terminate any or all of the services early. Services will be provided by Orbital ATK at fully burdened costs, and Vista Outdoor will reimburse Orbital ATK for any reasonable out-of-pocket expenses.

Tax Matters Agreement

        Pursuant the terms of the Transaction Agreement, substantially concurrent with the distribution, ATK and Vista Outdoor will enter into a tax matters agreement (the "Tax Matters Agreement").

Ordinary Course Taxes

        The Tax Matters Agreement will govern both ATK's and Vista Outdoor's rights and obligations with respect to taxes for both pre- and post-Distribution periods. Under the Tax Matters Agreement, each of ATK and Vista Outdoor will generally be required to indemnify the other for audit adjustments to its own separate tax returns. Additionally, Vista Outdoor will be required to indemnify ATK for audit adjustments of ATK's tax returns for tax items relating solely to the Sporting Group.

True-Up Payments

        After the Distribution, ATK and Vista Outdoor will be obligated to make a series of tax-related true-up payments. These payments will ensure that Vista Outdoor will generally bear all income tax liabilities for ATK's unfiled consolidated tax returns for ATK's 2014 fiscal year. These payments will also ensure that Vista Outdoor will generally bear the income tax liabilities relating to the Sporting Group that arise during the pre-distribution portion of ATK's 2015 fiscal year.

Distribution-Related Taxes

        Vista Outdoor will generally be required to indemnify ATK against any tax imposed on the Distribution if that tax results from any action or omission of Vista Outdoor or its subsidiaries, including (i) direct or indirect acquisitions of Vista Outdoor's equity securities that result in a 50% or more change in ownership of Vista Outdoor as part of a plan or series of related transactions that include the Distribution or (ii) other actions or omissions (such as those described in the following paragraph) by Vista Outdoor or its subsidiaries, or if the tax results from certain representations made by Vista Outdoor that form a basis for the opinion from Cravath, Swaine & Moore LLP confirming the tax-free status of the Distribution not being true when made. If any tax, other than certain transfer taxes, is imposed on ATK with respect to the Distribution for reasons not related to any of the above actions by Vista Outdoor or its subsidiaries, ATK will be responsible for such taxes and will not be entitled to indemnification by Vista Outdoor under the Tax Matters Agreement.

        In addition, to preserve the intended tax-free treatment to ATK of the Distribution, pursuant to the Tax Matters Agreement, ATK and Vista Outdoor are each prohibited from taking actions or omissions that could reasonably be expected to cause the Distribution to be taxable or to jeopardize the conclusions of the opinions of tax counsel received by ATK or Orbital. In particular, for a two-year period following the distribution, ATK and Vista Outdoor may not:

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  enter into any agreement, understanding or arrangement or engage in any substantial negotiations with respect to any transaction involving the acquisition, issuance, repurchase or change of ownership of (1) in the case of ATK, any of ATK's capital stock and (2) in the case of Vista Outdoor, 30% or more of the Vista Outdoor capital stock, in each case together with options or other rights in respect of such capital stock, subject to certain exceptions relating to employee compensation arrangements, open market stock repurchases and stockholder rights plans;

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  liquidate, whether by merger, consolidation or otherwise;

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  cease to be engaged in the active conduct of, or sell or transfer more than 30% of the gross assets or gross consolidated assets of, certain businesses; or

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  redeem or otherwise repurchase its capital stock, subject to certain exceptions.

        ATK or Vista Outdoor will be permitted to take any of the restricted actions described above if it obtains an opinion of counsel or IRS private letter ruling that is reasonably acceptable to the other party to the effect that the action will not affect the tax-free status of the Distribution, Merger or certain related transactions. If either ATK or Vista Outdoor intends to take any such restricted action, the other party will be required to cooperate in obtaining the tax opinion or IRS ruling. The receipt of any such ruling or opinion in respect of an action Vista Outdoor proposes to take will not relieve Vista Outdoor of any obligation it has to indemnify ATK if that action causes the Distribution, Merger or certain related transactions to be taxable to ATK.

Related Party Transactions

        We are required to disclose material transactions with Vista Outdoor in which "related persons" have a direct or indirect material interest. Related persons include any director, nominee for director, executive officer of Vista Outdoor, any immediate family members of such persons and any persons known by Vista Outdoor to be beneficial owners of more than 5% of Vista Outdoor's voting securities.

        Based on information available to us and provided to us by our directors and executive officers, we do not believe that there were any such material transactions in effect or proposed to be entered as of the date of this Information Statement.

 DESCRIPTION OF OUR CAPITAL STOCK

        Prior to the Distribution, ATK, as our sole stockholder, will amend and restate our certificate of incorporation and bylaws. The following is a summary of the material terms of our capital stock that will be contained in the amended and restated certificate of incorporation (the "Amended and Restated Certificate of Incorporation"), bylaws (the "Amended and Restated Bylaws") and certain provisions of Delaware law. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Amended and Restated Certificate of Incorporation or of the Amended and Restated Bylaws to be in effect at the time of the Distribution, which you should read for complete information on our capital stock as of the time of the Distribution. The Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws, each in a form expected to be in effect at the time of the Distribution, are included as exhibits to our registration statement on Form 10, of which this Information Statement forms a part.

General

        Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $1.00 per share, all of which shares of preferred stock are undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. Immediately following the Distribution, we expect that approximately 63,880,000 shares of common stock (including approximately 486,000 restricted shares) will be issued and outstanding and that no shares of preferred stock will be issued and outstanding. Our board of directors has reserved 5,750,000 shares of our common stock for issuance in respect of future equity based awards pursuant to our stock-based compensation award programs. See "Executive Compensation—2014 Stock Incentive Plan." In addition, pursuant to the terms of the Transaction Agreement, certain ATK stock options and other equity based awards will be converted into stock options and other equity based awards of Vista Outdoor (plus, in certain cases, awards of Orbital ATK). See "Certain Relationships and Related Party Transactions—Agreements with ATK—Transaction Agreement—Treatment of ATK Stock Options and Other Equity Based Awards in the Distribution." Our board of directors has authorized the issuance of our shares in an amount necessary for us to honor such obligations under the Transaction Agreement, which we currently estimate to be approximately 1,365,000 shares.

Common Stock

        Dividends.    Holders of shares of our common stock will be entitled to receive dividends when, as and if declared by our board of directors at its discretion out of funds legally available for that purpose, subject to the preferential rights of any preferred stock that may be outstanding. The timing, declaration, amount and payment of future dividends will depend on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our board of directors deems relevant. Our board of directors will make all decisions regarding our payment of dividends from time to time in accordance with applicable law. For more information, see "Dividend Policy" and "Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness will limit our ability to pay dividends on our common stock."

        Voting Rights.    The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

        Other Rights.    Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in our assets legally available for distribution to our stockholders.

        Fully Paid.    The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

        The holders of our common stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

        Under the terms of our Amended and Restated Certificate of Incorporation, our board of directors will be authorized, subject to limitations prescribed by the Delaware General Corporation Law (the "DGCL") and by our Amended and Restated Certificate of Incorporation, to designate and issue up to 50 million shares of preferred stock in one or more series without further action by the holders of our common stock. Our board of directors will have the discretion, subject to limitations prescribed by the DGCL and by our Amended and Restated Certificate of Incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. There are no present plans to issue any shares of preferred stock.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Provisions of the DGCL and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

        Classified Board.    Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will provide that our board of directors will be divided into three classes. At the time of the Spin-Off, our board of directors will be divided into three classes. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the Distribution, which we expect to hold in 2015. The directors designated as Class II directors will have terms expiring at the following year's annual meeting of stockholders, which we expect to hold in 2016, and the directors designated as Class III directors will have terms expiring at the following year's annual meeting of stockholders, which we expect to hold in 2017. Commencing with the first annual meeting of stockholders following the Spin-Off, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of stockholders for the election of directors at which a quorum is present, a director will be elected if the votes cast in favor of such nominee's election exceed the votes cast against, or withheld with respect to, such nominee; provided, however, that, if the Secretary of Vista Outdoor receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for directors set forth in the bylaws and such nomination has not validly been withdrawn, directors shall be elected by a plurality of the votes cast. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

        Removal of Directors.    Our Amended and Restated Bylaws will provide that no director is removable by the stockholders except for cause, and directors may be removed for cause only by an affirmative vote of a majority of the total voting power of our outstanding securities generally entitled to vote thereon.

        Size of Our Board of Directors and Vacancies.    Our Amended and Restated Bylaws will provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. The board will initially consist of seven directors. Any vacancies created in our board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office (subject to certain limited exceptions), even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on our board of directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified.

        Special Stockholder Meetings.    Our Amended and Restated Certificate of Incorporation will provide that only the Board, the Chairman of the Board, the Chief Executive Officer or the president (in the absence of the Chief Executive Officer) may call special meetings of Vista Outdoor stockholders. Stockholders may not call special stockholder meetings.

        Stockholder Action by Written Consent.    Our Amended and Restated Certificate of Incorporation will expressly eliminate the right of our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.

        Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our Amended and Restated Bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors. Proper notice must be timely, generally between 90 and 120 days prior to the first anniversary of the prior year's annual meeting, and must include, among other information, the name and address of the stockholder giving the notice, a representation that such stockholder is a holder of record of our common stock as of the date of the notice, certain information regarding such stockholder's beneficial ownership of our securities and any derivative instruments based on or linked to the value of or return on our securities as of the date of the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director, a brief description of any other business such stockholder proposes to bring before the meeting and the reason for conducting such business and a representation as to whether such stockholder intends to solicit proxies.

        No Cumulative Voting.    The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless a company's certificate of incorporation provides otherwise. Our Amended and Restated Certificate of Incorporation will not provide for cumulative voting.

        Undesignated Preferred Stock.    The authority that our board of directors will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers' and Directors' and Insurance

        The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors, and our Amended and Restated Certificate of Incorporation will include such an exculpation provision. Our Amended and Restated Bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, directors and officers for liability for actions taken as one of our directors or officers, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our Amended and Restated Bylaws will also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Our Amended and Restated Bylaws will expressly authorize us to carry directors' and officers' insurance to protect Vista Outdoor, our directors, officers and certain other employees for some liabilities.

        The limitation of liability and indemnification provisions that will be in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. These provisions, however, will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief, such as injunction or rescission, in the event of a breach of a director's duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Exclusive Forum

        Our Amended and Restated Certificate of Incorporation will provide that unless the board of directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Vista Outdoor, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of Vista Outdoor to Vista Outdoor or Vista Outdoor's stockholders, creditors or other constituents, any action asserting a claim against Vista Outdoor or any director or officer of Vista Outdoor arising pursuant to any provision of the DGCL or our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, or any action asserting a claim against Vista Outdoor or any director or officer of Vista Outdoor governed by the internal affairs doctrine. Although our Amended and Restated Certificate of Incorporation will include this exclusive forum provision, it is possible that a court could rule that this provision is inapplicable or unenforceable.

Authorized but Unissued Shares

        Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Vista Outdoor by means of a proxy contest, tender offer, merger or otherwise.

Listing

        We have applied to have our shares of common stock listed on the NYSE under the symbol "VSTO."

Transfer Agent and Registrar

        After the Spin-Off, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that ATK's stockholders will receive in the Distribution as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all the information set forth in, the registration statement and the other exhibits and schedules to the registration statement. For further information with respect to us and our common stock, please refer to the registration statement, including its other exhibits and schedules. Statements we make in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC's public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website we refer to in this Information Statement does not and will not constitute a part of this Information Statement or the registration statement on Form 10 of which this Information Statement is a part.

        As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

        You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:

Vista Outdoor Inc.
1300 Wilson Boulevard, Suite 400
Arlington, VA
Attention: Michael Pici

        We intend to furnish holders of our common stock with annual reports containing combined financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on by an independent registered public accounting firm.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Alliant Techsystems Inc.:

        We have audited the accompanying combined balance sheets of Vista Outdoor (the "Company"), a wholly-owned business of Alliant Techsystems Inc., as of March 31, 2014 and 2013, and the related combined statements of comprehensive income, parent's equity, and cash flows for each of the three years in the period ended March 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Vista Outdoor at March 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

        As described in Notes 1 and 15, the accompanying combined financial statements have been derived from the consolidated financial statements and accounting records of Alliant Techsystems Inc. The accompanying combined financial statements also include expense allocations for certain corporate functions historically provided by Alliant Techsystems Inc. These allocations may not be reflective of the actual expense that would have been incurred had Vista Outdoor operated as a separate entity apart from Alliant Techsystems Inc.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

August 13, 2014

VISTA OUTDOOR

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended March 31
(Amounts in thousands)	2014	2013	2012
Net sales	$1,873,919	$1,196,031	$1,042,914
Cost of sales	1,406,616	953,593	850,506

Gross profit	467,303	242,438	192,408
Operating expenses:
Research and development	13,984	8,720	7,497
Selling	111,682	72,140	63,920
General and administrative	107,830	60,123	42,896
Goodwill impairment	—	—	47,791

Income before interest and income taxes	233,807	101,455	30,304
Interest expense	(15,469)	—	—
Interest income	—	7	3

Income before income taxes	218,338	101,462	30,307
Income tax provision	85,081	36,770	19,647

Net income	133,257	64,692	10,660
Other comprehensive income (loss), net of tax:
Change in fair value of derivatives, net of tax benefit (expense) of $(251), $426, and $(175), respectively	401	(680)	279
Change in cumulative currency translation adjustment, net of tax benefit of $942, $0, and $0	(1,505)	—	—

Total other comprehensive income (loss)	(1,104)	(680)	279

Comprehensive income	$132,153	$64,012	$10,939

See Notes to the Combined Financial Statements.

VISTA OUTDOOR

COMBINED BALANCE SHEETS

	March 31
(Amounts in thousands)	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$40,004	$67
Net receivables	300,734	152,856
Net inventories	425,558	238,014
Deferred income tax assets	58,876	14,877
Other current assets	24,502	9,715

Total current assets	849,674	415,529
Net property, plant, and equipment	189,096	123,604
Goodwill	829,238	160,281
Net intangible assets	567,380	95,791
Deferred charges and other non-current assets	22,270	2,607

Total assets	$2,457,658	$797,812

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$181,506	$111,319
Accrued compensation	32,449	25,697
Accrued income taxes	2,079	—
Federal excise tax	27,990	18,948
Other accrued liabilities	88,603	58,613

Total current liabilities	332,627	214,577
Long-term debt payable to parent	1,014,911	—
Noncurrent deferred income tax liabilities	216,138	40,441
Other long-term liabilities	23,251	10,894

Total liabilities	1,586,927	265,912
Commitments and contingencies (Notes 10, 12 and 13)
Equity
Parent's equity	872,236	532,301
Accumulated other comprehensive loss	(1,505)	(401)

Total equity	870,731	531,900

Total liabilities and equity	$2,457,658	$797,812

See Notes to the Combined Financial Statements.

VISTA OUTDOOR

COMBINED STATEMENTS OF CASH FLOWS

	Years Ended March 31
(Amounts in thousands)	2014	2013	2012
Operating Activities
Net income	$133,257	$64,692	$10,660
Adjustments to net income to arrive at cash provided by operating activities:
Depreciation	24,891	17,298	16,741
Amortization of intangible assets	20,011	7,830	7,749
Amortization of deferred financing costs	897	—	—
Goodwill impairment	—	—	47,791
Deferred income taxes	8,746	(483)	(3,371)
Loss (gain) on disposal of property	7,668	(71)	256
Changes in assets and liabilities:
Net receivables	(357)	(3,496)	2,968
Net inventories	8,970	(44,045)	(24,573)
Accounts payable	(32,277)	11,073	(747)
Accrued compensation	1,016	10,203	(2,572)
Accrued income taxes	(1,182)	—	—
Other assets and liabilities	670	12,362	23,828

Cash provided by operating activities	172,310	75,363	78,730
Investing Activities
Capital expenditures	(40,234)	(23,395)	(23,611)
Acquisitions of businesses, net of cash acquired	(1,301,687)	—	—
Proceeds from the disposition of property, plant, and equipment	174	—	11

Cash used for investing activities	(1,341,747)	(23,395)	(23,600)
Financing Activities
Borrowings on line of credit from parent	200,000	—	—
Repayments on line of credit from parent	(200,000)	—	—
Net transfers from (to) parent	206,678	(52,417)	(54,976)
Payments made on long term debt to parent	(6,362)	—	—
Proceeds from issuance of long-term debt to parent	1,021,273	—	—
Payments made to parent for debt issue costs	(12,273)	—	—

Cash provided by (used for) financing activities	1,209,316	(52,417)	(54,976)

Effect of foreign currency exchange rate fluctuations on cash	58	—	—
Increase (decrease) in cash and cash equivalents	39,937	(449)	154
Cash and cash equivalents at beginning of year	67	516	362

Cash and cash equivalents at end of year	$40,004	$67	$516

Supplemental Cash Flow Disclosures:
Noncash investing activity:
Capital expenditures included in accounts payable	$8,327	$789	$1,700

See Notes to the Combined Financial Statements.

VISTA OUTDOOR

COMBINED STATEMENTS OF PARENT'S EQUITY

(Amounts in thousands except share data)	Parent's Equity	Accumulated Other Comprehensive Loss	Total Parent's Equity
Balance, March 31, 2011	$564,342	$—	$564,342
Net income	10,660	—	10,660
Other comprehensive earnings, net of tax	—	279	279
Net transfers to Parent Company	(54,976)	—	(54,976)

Balance, March 31, 2012	520,026	279	520,305
Net income	64,692	—	64,692
Other comprehensive earnings, net of tax	—	(680)	(680)
Net transfers to Parent Company	(52,417)	—	(52,417)

Balance, March 31, 2013	532,301	(401)	531,900
Net income	133,257	—	133,257
Other comprehensive earnings, net of tax	—	(1,104)	(1,104)
Net transfers to Parent Company	206,678	—	206,678

Balance, March 31, 2014	$872,236	$(1,505)	$870,731

See Notes to the Combined Financial Statements.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share and per share data and unless otherwise indicated)

1. Summary of Significant Accounting Policies

        Nature of Operations.    Vista Outdoor (the "Company"), a wholly owned business of Alliant Techsystems Inc. develops and produces ammunition, accessories, rifles and shotguns for the hunting, shooting, law enforcement, outdoor and sporting markets. Vista Outdoor has operating locations throughout the United States, Puerto Rico, and internationally.

        Basis of Presentation.    On April 29, 2014, ATK announced its plan to spinoff its Sporting Group into a stand-alone, publicly traded company. The completion of the spin-off is dependent on several factors including the approval by holders of a majority of ATK's common stock of the issuance of ATK common stock to Orbital stockholders to effect the merger. ATK will distribute all the shares of the newly issued Vista Outdoor, Inc. common stock to its stockholders on a pro rata basis. Prior to this distribution, ATK is undertaking a series of internal transactions, following which Vista Outdoor Inc. will hold the business constituting ATK's current Sporting Group reporting segment. Following the spin-off, ATK will cease to own any equity interest in the Company.

        The accompanying combined financial statements have been prepared on a stand-alone basis and are derived from ATK's consolidated financial statements and accounting records. The combined financial statements represent Vista Outdoor's financial position, results of operations, and cash flows as its business was operated as part of ATK prior to the distribution, in conformity with U.S. generally accepted accounting principles.

        The combined statements of operations include expense allocations for certain corporate functions historically provided to Vista Outdoor by ATK, including, but not limited to, human resources, employee benefits administration, treasury, risk management, audit, finance, tax, legal, information technology support, and other shared services. These allocations are reflected in the combined statements of operations within the expense categories to which they relate. The allocations were made on a direct usage basis when identifiable, with the remainder allocated on various bases that are further discussed in Note 15. Management of Vista Outdoor and ATK consider these allocations to be a reasonable reflection of the utilization of services by, or benefits provided to, Vista Outdoor. The allocations may not, however, reflect the expense Vista Outdoor would have incurred as a stand-alone company.

        ATK maintains a number of defined benefit plans at a corporate level. The Company's employees participate in those plans, and as such, Vista Outdoor was charged a portion of the expenses associated with these plans. However, the combined balance sheet does not include any ATK net benefit plan obligations. See Note 10 for further detail.

        Transactions between Vista Outdoor and ATK are reflected as effectively settled at the time of the transaction and are included in financing activities in the combined statements of cash flows. The net effect of these transactions is reflected in the "Parent's Equity" in the combined balance sheets.

        The combined financial statements also include certain ATK assets and liabilities that are specifically identifiable or otherwise allocable to the Company. The Vista Outdoor combined financial statements may not be indicative of Vista Outdoor's future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had Vista Outdoor operated as a stand-alone company during the periods presented.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

1. Summary of Significant Accounting Policies (Continued)

        Principles of Combination.    The combined financial statements include the Company's net assets and results of operations as described above. All intercompany transactions and accounts within the combined businesses have been eliminated.

        All transactions between ATK and Vista Outdoor have been included in these combined financial statements. Transactions with ATK or its affiliates are reflected in the combined statements of cash flows as changes in ATK's net investment within financing activities and in the combined balance sheet within Parent's equity.

        Fiscal Year.    References in this report to a particular fiscal year refer to the year ended March 31 of that calendar year. Vista Outdoor's interim quarterly periods are based on 13-week periods and end on Sundays.

        Use of Estimates.    The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

        Revenue Recognition.    Sales, net of estimates for discounts, returns, rebates, allowances, and excise taxes are recognized when persuasive evidence of an arrangement exists, the price is fixed and determinable, and all risks of ownership have been transferred, and payment is reasonably assured.

        Cost of Sales.    Cost of sales includes material, labor, and overhead costs associated with product manufacturing, including depreciation, purchasing and receiving, inspection, warehousing, product liability, warranty, and inbound and outbound shipping and handling costs.

        Selling, General, and Administrative Expense.    Selling, General and Administrative expense includes, among other items, administrative salaries, benefits, commissions, advertising, insurance, and professional fees.

        Research and Development Costs.    Research and development costs consist primarily of compensation and benefits and experimental work materials for the Company's employees who are responsible for the development and enhancement of new and existing products. Research and development costs incurred to develop new products and to enhance existing products are charged to expense as incurred.

        Advertising Costs.    Advertising costs including print ads, commercials, catalogs, and brochures are expensed as advertising is incurred. The Company's co-op program is structured so that certain dealers are eligible for reimbursement of certain types of advertisements on qualifying product purchases and are accrued as purchases are made. Advertising costs totaled $44,341, $25,462, and $22,353 for the years ended March 31, 2014, 2013, and 2012, respectively.

        Cash Equivalents.    Cash equivalents are all highly liquid cash investments purchased with original maturities of three months or less.

        Allowance for Doubtful Accounts.    Vista Outdoor maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Company's trade customers to make required payments. Vista Outdoor provides an allowance for specific customer accounts where collection is doubtful and also provides an allowance for customer deductions based on historical collection and

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

1. Summary of Significant Accounting Policies (Continued)

write-off experience. Additional allowances would be required if the financial conditions of the Company's customers deteriorated.

        Inventories.    Inventories are stated at the lower of cost, determined using the first-in, first-out ("FIFO") method, or market. Inventory costs associated with work in process inventory and finished goods include material, labor, and manufacturing overhead, while costs associated with raw materials and purchased finished goods include material and inbound freight costs. The Company provides inventory allowances for any excess and obsolete inventories and periodically writes inventory amounts down to market when costs exceed market value.

        Warranty Costs.    The Company generally sells its firearm products with a one-year warranty and a variety of its accessories products with warranties ranging primarily from one to three years. The estimated costs of such product warranties are recorded at the time the sale is recorded. Estimated future warranty costs are accrued at the time of sale based upon actual past experience, the Company's current production environment as well as specific and identifiable warranties as applicable. As of March 31, 2014 and 2013, the balance of the Company's warranty reserve was $8,158 and $1,394, respectively.

  Accounting for Goodwill and Identifiable Intangible Assets.

        Goodwill—Vista Outdoor tests goodwill for impairment on the first day of its fourth fiscal quarter or upon the occurrence of events or changes in circumstances that indicate that an asset might be impaired. The Company has determined that the reporting units for its goodwill impairment review are its operating segments, or components of an operating segment, that constitute a business for which discrete financial information is available, and for which segment management regularly reviews the operating results. The Company then evaluates these components to determine if they are similar and should be aggregated into one reporting unit for testing purposes.

        The impairment test is performed using a two-step process. In the first step, Vista Outdoor determines the estimated fair value of each reporting unit and compares it to the carrying value of the reporting unit, including goodwill. If the carrying amount of a reporting unit is higher than its fair value, an indication of goodwill impairment exists and the second step must be performed in order to determine the amount of the goodwill impairment. In the second step, Vista Outdoor must determine the implied fair value of the reporting unit's goodwill, which is determined by allocating the estimated fair value of the reporting unit in a manner similar to a purchase price allocation. The implied fair value is compared to the carrying amount and if the carrying amount of the reporting unit's goodwill exceeds the implied fair value of its goodwill, an impairment loss must be recognized for the excess.

        Identifiable Intangible Assets—Vista Outdoor's primary identifiable intangible assets include trademarks and trade names, patented technology, and customer relationships. Identifiable intangible assets with finite lives are amortized and evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Identifiable intangibles with indefinite lives are not amortized and are tested for impairment annually on the first day of Vista Outdoor's fourth fiscal quarter, or more frequently if events warrant.

        Vista Outdoor's identifiable intangibles with indefinite lives consist of certain trademarks and trade names. The impairment test consists of a comparison of the fair value of the specific intangible asset with its carrying value. The fair value of these assets is measured using the relief-from-royalty method

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

1. Summary of Significant Accounting Policies (Continued)

which assumes that the asset has value to the extent that the owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires Vista Outdoor to estimate the future revenue for the related brands and technology, the appropriate royalty rate, and the weighted average cost of capital. Vista Outdoor bases its fair values and estimates on assumptions it believes to be reasonable, but which are unpredictable and inherently uncertain. If the carrying amount of an asset is higher than its fair value, an impairment exists and the asset would be recorded at the fair value.

        Stock-Based Compensation.    Historically certain key employees of the Company participate in stock-based compensation plans of ATK. Stock-based compensation has been allocated to Vista Outdoor based on the awards and terms previously granted to Vista Outdoor' employees. The plans provide for the grant of various types of stock-based incentive awards, including performance awards, total stockholder return performance awards ("TSR awards"), restricted stock, and options to purchase common stock. The types and mix of stock-based incentive awards are evaluated on an ongoing basis and may vary based on ATK's overall strategy regarding compensation, including consideration of the impact of expensing stock awards on ATK's results of operations.

        Performance awards are valued at the fair value of ATK stock as of the grant date and expense is recognized based on the number of shares expected to vest under the terms of the award under which they are granted. ATK uses an integrated Monte Carlo simulation model to determine the fair value of the TSR awards and the calculated fair value is recognized into income over the vesting period. Restricted stock issued vests over periods ranging from one to five years and is valued based on the market value of ATK stock on the grant date. The estimated grant date fair value of stock options is recognized into income on a straight-line basis over the requisite service period, generally one to three years. The estimated fair value of each option is calculated using the Black-Scholes option-pricing model. See Note 14 for further details.

        Income Taxes.    Vista Outdoor's domestic operations have historically been included in ATK's U.S. federal and state income tax returns and all income taxes have been paid by ATK. Vista Outdoor's foreign operations have been included in the Company's own tax filings and have been paid by Vista Outdoor. Income tax expense and other income tax related information contained in these combined financial statements are presented on a separate tax return basis as if Vista Outdoor filed its own tax returns. Current domestic income tax liabilities are assumed to be immediately settled with ATK and are relieved through the Parent's equity in the statement of cash flows. Vista Outdoor accounts for income taxes under the asset and liability method in accordance with the accounting standard for income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Under this method, changes in tax rates and laws are recognized in income in the period such changes are enacted.

        Vista Outdoor records net deferred tax assets to the extent that it believes these assets will more likely than not be realized. In making such determination, Vista Outdoor considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent results of operations. Significant estimates are required for this analysis. If Vista Outdoor were to determine that the amount of deferred income tax assets it would be able to realize in the future had changed, Vista Outdoor would make an adjustment to the valuation allowance which would decrease or increase the provision for income taxes.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

1. Summary of Significant Accounting Policies (Continued)

        The provision for federal, foreign, and state and local income taxes is calculated on income before income taxes based on current tax law and includes the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provision differs from the amounts currently payable because certain items of income and expense are recognized in different reporting periods for financial reporting purposes than for income tax purposes.

        Vista Outdoor periodically assesses its liabilities and contingencies for all periods that are currently open to examination or have not been effectively settled based on the most current available information. Where it is not more likely than not that Vista Outdoor's tax position will be sustained, Vista Outdoor records the entire resulting tax liability and when it is more likely than not of being sustained, Vista Outdoor records its best estimate of the resulting tax liability. To the extent Vista Outdoor's assessment of the tax outcome of these matters changes, such change in estimate will impact the income tax provision in the period of change. It is Vista Outdoor's policy to record interest and penalties related to income taxes as part of the income tax expense for financial reporting purposes.

        Derivative Instruments and Hedging Activities.    From time to time, Vista Outdoor uses derivatives, consisting primarily of commodity forward contracts to hedge forecasted purchases of certain commodities and foreign currency exchange contracts to hedge forecasted transactions denominated in a foreign currency. Vista Outdoor does not hold or issue derivatives for trading purposes. At the inception of each derivative instrument, Vista Outdoor documents the relationship between the hedging instrument and the hedged item, as well as its risk-management objectives and strategy for undertaking the hedge transaction. Vista Outdoor assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instrument is highly effective in offsetting changes in the hedged item. Derivatives are recognized on the balance sheet at fair value. The effective portion of changes in fair value of derivatives designated as cash flow hedges are recorded to accumulated OCI and recognized in earnings when the hedged item affects earnings. The ineffective portion of derivatives designated as cash flow hedges and changes in fair value of derivative instruments not designated in a qualifying hedging relationship are reflected in current earnings. Vista Outdoor's current derivatives are designated as cash flow hedges. See Note 3 for further details.

        Worker's Compensation.    As of March 31, 2014, the Company was included in the ATK worker's compensation program. ATK's liability for losses under this policy has been actuarially determined and the portion of the worker's compensation liability that is related to Vista Outdoor employees was $7,873 and $6,018 as of March 31, 2014 and 2013, respectively.

        Self-Insurance.    As of March 31, 2014, the Company was included in the ATK self-insurance program which covers the majority of Vista Outdoor for elements of its employee benefit plans including, among others, medical, and elements of its property and liability insurance programs, but limits its liability through stop-loss insurance and annual plan maximum coverage limits. ATK's wholly-owned captive insurance company covered losses up to $1,000 for property and workers compensation and up to $3,000 for general and product liabilities. Above these limits third party reinsurers covered losses up to $500,000 for property and up to $300,000 for general and product liabilities. Included in accrued expense in the accompanying combined balance sheets is the allocated portion of the liability for reported claims outstanding, as well as an estimate of incurred but unreported claims that relates to Vista Outdoor employees, based on our best estimate of the ultimate cost not covered by stop loss insurance of $3,121 and $2,230 as of March 31, 2014 and 2013, respectively.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

1. Summary of Significant Accounting Policies (Continued)

        Translation of Foreign Currencies.    Assets and liabilities of foreign subsidiaries are translated at current exchange rates and the effects of these translation adjustments are reported as a component of accumulated other comprehensive loss ("AOCL") in equity. Income and expenses in foreign currencies are translated at the average exchange rate during the period. Foreign exchange transaction gains and losses in fiscal years 2014, 2013 and 2012 were not material.

        Parent's Equity.    Parent's Equity in the combined statements of financial position represents ATK's historical investment in Vista Outdoor, the net effect of cost allocations from and transactions with ATK, net cash activity, and Vista Outdoor's accumulated earnings. See Note 15.

  Comprehensive Loss.

        The components of AOCL, net of income taxes, are as follows:

	March 31
	2014	2013
Derivatives	$—	$(401)
Cumulative currency translation adjustment	(1,505)	—

Total accumulated other comprehensive loss	$(1,505)	$(401)

        The following table summarizes the changes in the balance of AOCL, net of income tax:

	Year ended March 31, 2014			Year ended March 31, 2013
	Derivatives	Cumulative currency translation adjustment	Total	Derivatives	Cumulative currency translation adjustment	Total
Beginning of period unrealized gain (loss) in AOCL	$(401)	$—	$(401)	$279	$—	$279
Net decrease in fair value of derivatives	(374)	—	(374)	(539)	—	(539)
Net gains reclassified from AOCI, offsetting the price paid to suppliers±	(224)	—	(224)	(141)	—	(141)
Net losses reclassified from AOCI, due to ineffectiveness±	999	—	999	—	—	—
Net change in cumulative currency translation adjustment	—	(1,505)	(1,505)	—	—	—

End of period unrealized gain (loss) in AOCL	$—	$(1,505)	$(1,505)	$(401)	$—	$(401)

±
Amounts related to our derivative instruments that were reclassified from AOCI were recorded as a component of cost of sales for each period presented.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

1. Summary of Significant Accounting Policies (Continued)

        During the year ended March 31, 2014, there was a pre-tax loss of $1,637 recognized in earnings as a result of ineffectiveness on forward contracts for copper and zinc. There was no ineffectiveness recognized in earnings for these contracts during any other fiscal years presented. Estimated and actual gains or losses will change as market prices change.

        Fair Value of Nonfinancial Instruments.    The carrying amount of receivables, inventory, accounts payable and accrued liabilities approximates fair value because of the short maturity of these instruments. See Note 2 for additional disclosure regarding fair value of financial instruments.

        New Accounting Pronouncements.    On May 28, 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance. This guidance is effective for periods beginning after December 15, 2016 and early application is not permitted. Vista Outdoor is in the process of evaluating the impact this standard will have on the Company.

2. Fair Value of Financial Instruments

        The current authoritative guidance on fair value clarifies the definition of fair value, prescribes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about the use of fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

        The valuation techniques required by the current authoritative literature are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:

          Level 1—Quoted prices for identical instruments in active markets.

          Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

          Level 3—Significant inputs to the valuation model are unobservable.

        The following section describes the valuation methodologies used by Vista Outdoor to measure its financial instruments at fair value.

        Derivative financial instruments and hedging activities—In order to manage its exposure to commodity pricing and foreign currency risk, Vista Outdoor periodically utilizes commodity and foreign currency derivatives, which are considered Level 2 instruments. As discussed further in Note 3, Vista Outdoor had outstanding commodity forward contracts in fiscal year 2013 that were entered into to hedge forecasted purchases of copper and zinc. Commodity derivatives are valued based on prices of futures exchanges and recently reported transactions in the marketplace. Foreign currency derivatives are valued based on observable market transactions of spot currency rates and forward currency prices. No foreign currency derivatives were outstanding as of March 31, 2014 and 2013.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

2. Fair Value of Financial Instruments (Continued)

        Long-term debt to Parent—The fair value of the variable-rate debt to Parent is calculated based on current market rates for debt of the same risk and maturities. The fair value of the fixed-rate debt is based on market quotes for each issuance. We have considered these to be Level 2 instruments.

        The following table sets forth by level within the fair value hierarchy Vista Outdoor's financial assets and liabilities that are measured at fair value on a recurring basis:

As of March 31, 2014
Fair Value Measurements Using Inputs Considered as
	Level 1	Level 2	Level 3
Assets
Derivatives	—	—	—
Liabilities
Derivatives	$—	$—	$—

	As of March 31, 2013
	Fair Value Measurements Using Inputs Considered as
	Level 1	Level 2	Level 3
Assets
Derivatives	—	—	—
Liabilities
Derivatives	$—	$651	$—

        The following table presents Vista Outdoor's assets and liabilities that are not measured at fair value on a recurring basis. The carrying values and estimated fair values were as follows:

	As of March 31, 2014		As of March 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Fixed rate long-term debt payable to parent	$300,000	$309,339	$—	$—
Variable rate long-term debt payable to parent	714,911	715,223	—	—

3. Derivative Financial Instruments

        Vista Outdoor is exposed to market risks arising from adverse changes in:

  •
  commodity prices affecting the cost of raw materials,

  •
  interest rate, and

  •
  foreign exchange risks

        In the normal course of business, these risks are managed through a variety of strategies, including the use of derivative instruments. Commodity forward contracts are periodically used to hedge

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

3. Derivative Financial Instruments (Continued)

forecasted purchases of certain commodities, and foreign currency exchange contracts are used to hedge forecasted transactions denominated in a foreign currency.

        Vista Outdoor entered into forward contracts for copper and zinc during fiscal years 2013 and 2012. No forward contracts were entered during fiscal year 2014. The contracts essentially establish a fixed price for the underlying commodity and are designated and qualify as effective cash flow hedges of purchases of the commodity. Ineffectiveness is calculated as the amount by which the change in the fair value of the derivatives exceeds the change in the fair value of the anticipated commodity purchases.

        Vista Outdoor did not enter into any foreign currency forward contracts during fiscal years 2014 or 2013. Contracts entered into prior to fiscal year 2013 were used to hedge forecasted inventory purchases and subsequent payments, or customer receivables, denominated in foreign currencies and were designated and qualified as effective cash flow hedges. Ineffectiveness with respect to forecasted inventory purchases was calculated based on changes in the forward rate until the anticipated purchase occurs; ineffectiveness of the hedge of the accounts payable was evaluated based on the change in fair value of its anticipated settlement.

        The fair value of the commodity and foreign currency forward contracts is recorded within other assets or liabilities, as appropriate, and the effective portion is reflected in AOCL in the financial statements. The gains or losses on the commodity forward contracts are recorded in inventory as the commodities are purchased. The gains or losses on the foreign currency forward contracts are recorded in earnings when the related inventory is sold.

        As of March 31, 2014, Vista Outdoor had no outstanding commodity forward contracts or foreign currency forward contracts in place.

        The table below presents the fair value and location of Vista Outdoor's derivative instruments designated as hedging instruments in the combined balance sheet as of the periods presented.

		Asset Derivatives Fair value as of		Liability Derivatives Fair value as of
	Location	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Commodity forward contracts	Other current assets / other accrued liabilities	$—	$—	$—	$651
Commodity forward contracts	Deferred charges and other non-current assets / other long-term liabilities	—		—	—

Total		$—	$—	$—	$651

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

3. Derivative Financial Instruments (Continued)

        For the periods presented below, the derivative gains and losses in the combined income statements related to commodity forward contracts were as follows:

	Pretax amount of gain (loss) reclassified from Accumulated Other Comprehensive Income (Loss)		Gain or (loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Location	Amount	Location	Amount
Fiscal year ended March 31, 2014
Commodity forward contracts	Cost of Sales	$365	Cost of Sales	$(1,637)
Fiscal year ended March 31, 2013
Commodity forward contracts	Cost of Sales	$229	Cost of Sales	$—

        All derivatives used by Vista Outdoor during the periods presented were designated as hedging instruments.

        During the year ended March 31, 2014, there was a loss of $1,637 recognized in earnings as a result of ineffectiveness on forward contracts for copper and zinc. There was no ineffectiveness recognized in earnings for these contracts during any other fiscal years presented. Vista Outdoor expects that any unrealized losses will be realized and reported in cost of sales, as the cost of the commodities is included in cost of sales. Estimated and actual gains or losses will change as market prices change.

4. Acquisitions

        In accordance with the accounting standards regarding business combinations, the results of acquired businesses are included in Vista Outdoor's combined financial statements from the date of acquisition. The purchase price for each acquisition is allocated to the acquired assets and liabilities based on fair value. The excess purchase price over estimated fair value of the net assets acquired is recorded as goodwill.

Savage Arms Acquisition

        On June 21, 2013, ATK acquired Caliber Company, parent company of Savage Sports Corporation ("Savage Arms"), a leading manufacturer of sporting long guns. Operating under the brand names of Savage Arms, Stevens and Savage Range Systems, the company designs, manufactures and markets centerfire and rimfire rifles, shotguns and shooting range systems used for hunting as well as competitive and recreational target shooting. Savage Arms is currently part of ATK's Sporting Group and will be a subsidiary of Vista Outdoor after the Spin-Off is complete and will be included within the Shooting Sports segment. The purchase price was $315,000 net of cash acquired. Vista Outdoor believes the acquisition complements Vista Outdoor's growing portfolio of leading consumer brands and allows us to build upon our offerings with Savage Arms' prominent, respected brands known for accuracy, quality, innovation, value and craftsmanship. Savage Arms' sales distribution channels, new product development, and sophistication in manufacturing significantly increase Vista Outdoor's presence with a highly-relevant product offering to distributors, retailers and consumers. Savage Arms employs

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

4. Acquisitions (Continued)

approximately 400 employees. The purchase price allocation is subject to further refinement and may require adjustments to arrive at the final purchase price allocation. These adjustments will primarily relate to certain contingent liabilities and income tax-related items. None of the goodwill recorded for this acquisition is expected to be deductible for tax purposes.

        Vista Outdoor used the acquisition method of accounting to account for this acquisition and, accordingly, the results of Savage Arms are included in Vista Outdoor's combined financial statements at the date of acquisition. The purchase price for the acquisition has been preliminarily allocated to the acquired assets and liabilities based on estimated fair value. Subsequent to June 21, 2013, Vista Outdoor recorded sales of approximately $178,687 and gross profit of approximately $50,852 for fiscal year 2014 associated with the operations of this acquired business, which reflects the expense of the inventory step-up cost of $12,000 for inventory sold in fiscal year 2014.

Bushnell Acquisition

        On November 1, 2013, ATK acquired Bushnell Group Holdings, Inc. ("Bushnell"). Bushnell is a leading global designer, marketer and distributor of branded sports optics, outdoor accessories and eyewear. Bushnell is currently part of ATK's Sporting Group and will be a subsidiary of Vista Outdoor after the Spin-Off is complete and will be included within the Outdoor Products segment. The purchase price was $985,000 net of cash acquired, subject to purchase price adjustments. Vista Outdoor believes the acquisition broadens our existing capabilities in the commercial shooting sports market and expands our portfolio of branded shooting sports products. In addition, this transaction enables the Company to enter new sporting markets in golf and snow skiing. Vista Outdoor will leverage Bushnell's strong sourcing, marketing, branding and distribution capabilities and capitalize on Bushnell's track record of successfully integrating acquisitions and delivering profitable growth. Bushnell employs approximately 1,100 employees. The purchase price has been preliminarily allocated based on the estimated fair value of net assets acquired and liabilities assumed at the date of the acquisition. The preliminary purchase price allocation is subject to further refinement and may require significant adjustments to arrive at the final purchase price allocation. These adjustments will primarily relate to working capital adjustments, certain contingent liabilities and income tax-related items. We expect the purchase price allocation to be completed within 12 months of the acquisition date. As of March 31, 2014 the total amount of goodwill related to the acquisition expected to be deductible for tax purposes is $11,400. Subsequent to November 1, 2013, Vista Outdoor has recorded sales of approximately $222,589 and gross profit of approximately $59,357 for fiscal year 2014, associated with the operations of this acquired business which reflects transition costs and $3,500 of inventory step-up costs for inventory sold in fiscal 2014.

Preliminary Allocation of Consideration Transferred to Net Assets Acquired:

        The following amounts represent the preliminary determination of the fair value of identifiable assets acquired and liabilities assumed from the Savage Arms and Bushnell acquisitions. The final determination of the fair value of certain assets and liabilities will be completed within the 12-month measurement period from the date of acquisition as required. The size and breadth of the Savage Arms and Bushnell acquisition will necessitate the use of this measurement period to adequately analyze and assess a number of the factors used in establishing the asset and liability fair values as of the acquisition date, including the significant contractual and operational factors underlying the trade name and customer relationship intangible assets, the assumptions utilized on certain reserves such as those for inventory obsolescence, the assumptions used in transfer pricing analysis, and the related tax

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

4. Acquisitions (Continued)

impacts of any changes made. Any potential adjustments made could be material in relation to the preliminary values presented below:

Savage Arms Purchase Price Allocation

Purchase price net of cash acquired:
Cash paid		$315,000
Cash received for working capital		(2,498)

Total purchase price		$312,502
Fair value of assets acquired:
Receivables	$39,374
Inventories	36,499
Tradename, technology, and customer relationship intangibles	126,600
Property, plant, and equipment	24,965
Other assets	6,589

Total assets	234,027
Fair value of liabilities assumed:
Accounts payable	14,461
Deferred tax liabilities	49,915
Other liabilities	22,314

Total liabilities	$86,690
Net assets acquired		$147,337

Preliminary goodwill		$165,165

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

4. Acquisitions (Continued)

Bushnell Purchase Price Allocation

Purchase price net of cash acquired:
Cash paid		$985,000
Cash paid for additional working capital		4,185

Total purchase price		$989,185
Fair value of assets acquired:
Receivables	$108,434
Inventories	160,793
Tradename, technology, and customer relationship intangibles	364,843
Property, plant, and equipment	25,080
Other assets	10,938

Total assets	670,088
Fair value of liabilities assumed:
Accounts payable	80,092
Deferred tax liabilities	75,692
Other liabilities	30,025

Total liabilities	$185,809
Net assets acquired		$484,279

Preliminary goodwill		$504,906

Intangible assets from above include

	Value	Useful life
Bushnell
Indefinite lived tradenames	$95,100	Indefinite
Tradenames	105,700	15.0
Technology	15,900	14.9
Customer Relationships	148,000	15.0
Savage Arms
Indefinite lived tradenames	70,200	Indefinite
Tradenames	12,900	17.1
Customer Relationships	43,500	8.2

Supplemental Pro Forma Data:

        Vista Outdoor used the acquisition method of accounting to account for this acquisition and, accordingly, the results of Bushnell and Savage Arms are included in Vista Outdoor's combined financial statements for the period subsequent to the date of acquisition. The following unaudited supplemental pro forma data for the year ended March 31, 2014 and March 31, 2013 present combined information as if the acquisitions had been completed on April 1, 2012. The pro forma results were

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

4. Acquisitions (Continued)

calculated by combining the results of Vista Outdoor with the stand-alone results of Bushnell and Savage Arms for the pre-acquisition periods:

	Year Ended
(Amounts in thousands except per share data)	March 31, 2014	March 31, 2013
Sales	$2,280,071	$1,944,860
Net Income	153,643	71,170

        The pro forma data above include the following significant adjustments made to account for certain costs incurred in the year ended March 31, 2014, but which would have been incurred in the year ended March 31, 2013 if the acquisition had been completed on April 1, 2012, net of the applicable tax impact:

	Year Ended
(Amounts in thousands)	March 31, 2014	March 31, 2013
Inventory Step-up, net(1)	$(9,765)	$9,765
Fees for advisory, legal, and accounting services(2)	(12,475)	12,475

(1)
Adjustment reflects the increased cost of sales resulting from the fair value step-up in inventory of $15,500 which was expensed over the first inventory cycle.

(2)
Removed the fees that were incurred in connection with the acquisition of Savage Arms and Bushnell from fiscal year 2014, and considered those fees as incurred during the first quarter of fiscal year 2013. Costs were recorded in General and administrative expense.

        Vista Outdoor made no acquisitions during fiscal years 2013 or 2012.

5. Receivables

        Receivables, are summarized as follows:

	March 31
	2014	2013
Trade Receivables	$303,237	$155,092
Other Receivables	3,118	3,106
Less allowance for doubtful accounts	(5,621)	(5,342)

Net receivables	$300,734	$152,856

        The trade receivables balances above increased from March 31, 2013 due to the acquisition of Savage Arms and Bushnell. In fiscal years 2014 and 2013 the largest individual trade receivable balance accounted for 15% and 25% of the trade receivables balance, respectively. No other customers represented more than 10% of the total trade receivables balance.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

5. Receivables (Continued)

        The following is a reconciliation of the changes in Vista Outdoor's allowance for doubtful accounts during fiscal years 2013 and 2014:

Balance at April 1, 2012	$5,239
Expense	1,450
Write-offs	(268)
Other adjustments	(1,079)

Balance at March 31, 2013	5,342
Expense	5,912
Write-offs	(4,954)
Other adjustments	(679)

Balance at March 31, 2014	$5,621

6. Inventories

        Inventories consist of the following:

	March 31
	2014	2013
Raw materials	$102,277	$74,171
Work in process	59,604	40,803
Finished goods	263,677	123,040

Net inventories	$425,558	$238,014

        The inventory balances above increased from March 31, 2013 due to the acquisition of Savage Arms and Bushnell.

        The following is a reconciliation of the changes in Vista Outdoor's excess and obsolete inventory accounts during fiscal years 2013 and 2014:

Balance at April 1, 2012	$10,245
Expense	7,200
Write-offs	(4,009)
Other adjustments	(1,475)

Balance at March 31, 2013	11,961
Expense	20,767
Write-offs	(6,080)
Other adjustments	(707)

Balance at March 31, 2014	$25,941

7. Property, Plant, and Equipment

        Property, plant, and equipment is stated at cost and depreciated over estimated useful lives. Machinery, equipment, and other depreciable property are depreciated using the straight-line method.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

7. Property, Plant, and Equipment (Continued)

Machinery and equipment are depreciated over periods ranging from three to 10 years and buildings and improvements are depreciated over periods ranging from three to 40 years. Depreciation expense was $24,891 in fiscal year 2014, $17,298 in fiscal year 2013, and $16,741 in fiscal year 2012.

        Vista Outdoor reviews property, plant, and equipment for impairment when indicators of potential impairment are present. When such impairment is identified, it is recorded as a loss in that period. Maintenance and repairs are charged to expense as incurred. Major improvements that extend useful lives are capitalized and depreciated. The cost and accumulated depreciation of property, plant, and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values are charged or credited to income.

        Property, plant, and equipment consists of the following:

	March 31
	2014	2013
Land	$8,919	$6,623
Buildings and improvements	43,218	34,952
Machinery and equipment	224,137	165,108
Property not yet in service	39,549	23,695

Gross property, plant, and equipment	315,823	230,378
Less accumulated depreciation	(126,727)	(106,774)

Net property, plant, and equipment	$189,096	$123,604

8. Goodwill, Intangible Assets, and Deferred Charges and Other Non-Current Assets

        The changes in the carrying amount of goodwill by segment were as follows:

	Outdoor Products	Shooting Sports	Total
Balance at April 1, 2012	$77,114	$83,167	$160,281
Acquisitions	—	—	—

Balance at March 31, 2013	77,114	83,167	160,281
Acquisitions	504,906	165,165	670,071
Effect of foreign currency exchange rates	(671)	(443)	(1,114)

Balance at March 31, 2014	$581,349	$247,889	$829,238

        The acquisitions in Outdoor Products and Shooting Sports related to the preliminary purchase price allocation for Bushnell and Savage Arms, respectively, as previously discussed.

        The goodwill recorded within Outdoor Products above is presented net of $47,791 of accumulated impairment losses. Vista Outdoor performed the annual impairment testing on the four identified reporting units for each year presented. In fiscal year 2012 due to the significant reduction in a core program as a result of anticipated reduction in deployed military forces the decrease in anticipated cashflows from this reporting unit was sufficient to impair the goodwill that had been recorded at the time of the acquisition of the Eagle military accessories business.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

8. Goodwill, Intangible Assets, and Deferred Charges and Other Non-Current Assets (Continued)

        Deferred charges and other non-current assets consist of the following:

	March 31
	2014	2013
Gross debt issuance costs	$12,273	$—
Less accumulated amortization	(897)	—

Net debt issuance costs	11,376	—
Other non-current assets	10,894	2,607

Total deferred charges and other non-current assets	$22,270	$2,607

        Included in net intangible assets as of March 31, 2014 and March 31, 2013 is $204,298 and $38,998, respectively, of other intangible assets consisting of trademarks and brand names that are not being amortized, as their estimated useful lives are considered indefinite, and amortizing assets as follows:

	March 31, 2014			March 31, 2013
	Gross carrying amount	Accumulated amortization	Total	Gross carrying amount	Accumulated amortization	Total
Trade name	$184,660	$(21,723)	$162,937	$66,060	$(13,531)	$52,529
Patented technology	22,600	(5,956)	16,644	6,700	(4,020)	2,680
Customer relationships and other	199,512	(16,011)	183,501	7,712	(6,128)	1,584

Total	$406,772	$(43,690)	$363,082	$80,472	$(23,679)	$56,793

        The gross amount of amortizable and non-amortizable intangible assets increased from March 31, 2013 due to the acquisitions of Savage Arms and Bushnell. The assets in the table above are being amortized using a straight-line method over a weighted average remaining period of approximately 13.0 years. Amortization expense related to these assets was $20,011 in fiscal year 2014, $7,830 in fiscal year 2013 and $7,749 in fiscal year 2012. Vista Outdoor expects amortization expense related to these assets to be as follows:

Fiscal Year 2015	$31,018
Fiscal Year 2016	29,618
Fiscal Year 2017	29,352
Fiscal Year 2018	29,352
Fiscal Year 2019	26,608
Thereafter	217,134

Total	$363,082

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

9. Other Accrued Liabilities

        The major categories of other current and long-term accrued liabilities are as follows:

	March 31
	2014	2013
Employee benefits and insurance	$14,379	$9,505
Customer Obligations	5,394	17,935
Warranty	8,158	1,394
Accrued taxes	4,505	2,463
Accrued advertising	3,051	3,010
In-transit inventory	2,316	887
Product liability	1,470	1,225
Rebate	17,593	6,875
Freight accrual	1,735	1,299
Commodity forward contracts	—	651
Other	30,002	13,369

Total other accrued liabilities—current	$88,603	$58,613

Environmental remediation	$521	$470
Management nonqualified deferred compensation plan	4,753	2,319
Non-current portion of accrued income tax liability	14,056	5,925
Performance share liability	1,040	284
Other	2,881	1,896

Total other long-term liabilities	$23,251	$10,894

        Vista Outdoor provides product warranties on certain products within the Shooting Sports and Outdoor Products segments. The Company provides consumer warranties against manufacturing defects on firearm products with a one-year warranty and a variety of its accessories products with warranties ranging primarily from one to three years. The estimated costs of such product warranties are recorded at the time the sale is recorded. Estimated future warranty costs are accrued at the time of sale based upon actual past experience, the Company's current production environment as well as specific and identifiable warranties as applicable. The warranty liability recorded at each balance sheet date reflects the estimated liability for warranty coverage for products delivered based on historical information and current trends. The following is a reconciliation of the changes in Vista Outdoor's product warranty liability during the periods presented:

Balance at April 1, 2012	$1,806
Payments made	4
Warranties issued	115
Changes related to preexisting warranties	(531)

Balance at March 31, 2013	1,394
Payments made	(1,837)
Warranties issued	2,401
Warranties assumed in acquisition	4,573
Changes related to preexisting warranties	1,627

Balance at March 31, 2014	$8,158

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

10. Employee Benefit Plans

        The Company participates in several defined benefit pension plans of ATK covering the majority of its employees hired prior to January 1, 2007. ATK has tax-qualified defined benefit plans, a supplemental (nonqualified) defined benefit pension plan, a defined contribution plan, and a supplemental (nonqualified) defined contribution plan. A qualified plan meets the requirements of certain sections of the Internal Revenue Code and, generally, contributions to qualified plans are tax deductible. A qualified plan typically provides benefits to a broad group of employees and may not discriminate in favor of highly compensated employees in coverage, benefits or contributions. In addition, ATK provides medical and life insurance benefits to certain retirees and their eligible dependents through its postretirement plans. Such plans are accounted for as multiemployer plans. As a result, no asset or liability was recorded by Vista Outdoor to recognize the funded status of these plans. The amount of expense attributable to Vista Outdoor has been allocated based on the number of participants in each of the plans.

        Upon the spin-off, Vista Outdoor expects to establish one or more defined benefit pension plans that provide benefits substantially identical to those provided by the ATK pension benefit plans applicable to Vista Outdoor employees who continue employment with the Company, former Vista Outdoor employees and their respective beneficiaries who participate in the ATK pension plans immediately prior to the spin-off.

        Each participant in an ATK pension plan as of the date of the spin-off will become a participant in a Vista Outdoor pension plan. As soon as practicable following the spin, ATK will cause its actuary to calculate the accrued liability as of the end of the month that the spin-off occurs. In addition, ATK will cause assets to be transferred from the trust established as part of the ATK pension plan to a trust established by Vista Outdoor for the Vista Outdoor pension plan benefits.

Defined Benefit Plans

        Pension Plans.    The Company participates in several defined benefit pension plans of ATK covering the majority of its employees hired prior to January 1, 2007. Eligible non-union employees hired on or after January 1, 2007 and certain union employees are not covered by a defined benefit plan but substantially all do receive an employer contribution through a defined contribution plan, discussed below. On January 31, 2013, the plans were amended for non-union employees to freeze the current pension formula benefits effective June 30, 2013 and to implement a new cash balance formula applicable to pay and service starting July 1, 2013. The cash balance formula provides each affected employee with pay credits based on the sum of that employee's age plus years of pension service as of December 31 of each calendar year, plus 4% annual interest credits. Prior to the effective date of the amendment, the plans provided either pension benefits based on employee annual pay levels and years of credited service or stated amounts for each year of credited service. ATK funds the plans in accordance with federal requirements calculated using appropriate actuarial methods. Employees' pension benefits generally vest after three or five years depending on the terms of the applicable plan. As of March 31, 2014 the portion of pension plan obligation and assets attributable to Vista Outdoor was $163,000 and $131,000, respectively.

        ATK also sponsors a nonqualified supplemental executive retirement plan which provides certain executives and highly compensated employees the opportunity to receive pension benefits in excess of those payable through tax-qualified pension plans. The benefit obligation of these plans is included in the pension information below.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

10. Employee Benefit Plans (Continued)

        Other Postretirement Benefit Plans.    The Company participates in postretirement benefit plans of ATK. Generally, eligible employees who terminated employment from ATK on or before January 1, 2004 and were at least age 50 or 55 with at least five or 10 years of service, depending on the provisions of the applicable pension plan, are entitled to a pre- and/or post-65 healthcare company subsidy and retiree life insurance coverage. Employees who terminated employment after January 1, 2004, but before January 1, 2006, are eligible only for a pre-65 company subsidy. The portion of the healthcare premium cost borne by ATK for such benefits is based on the pension plan the employees are eligible for, years of service, and age at termination. As of March 31, 2014 the portion of other postretirement benefit plans obligation and assets attributable to Vista Outdoor was $3,842 and $1,830, respectively.

        The components of net periodic benefit cost allocated to Vista Outdoor from ATK are as follows:

	Pension Benefits			Other Postretirement Benefits
	Years Ended March 31			Years Ended March 31
	2014	2013	2012	2014	2013	2012
Service cost	$1,617	$4,194	$4,342	$—	$—	$6
Interest cost	6,058	9,471	10,017	64	225	634
Expected return on plan assets	(7,494)	(10,991)	(11,782)	(42)	(113)	(285)
Amortization of unrecognized net loss	6,786	8,161	6,437	28	92	241
Amortization of unrecognized prior service cost	(976)	(26)	(26)	(103)	(291)	(681)

Net periodic benefit cost	$5,991	$10,809	$8,988	$(53)	$(87)	$(85)

  Contributions

        During fiscal year 2014, ATK contributed $2,000 directly to the pension trust and $352 directly to retirees under its supplemental (nonqualified) executive retirement plan, associated with the Vista Outdoor allocated portion of these plans. ATK also contributed $793 to its other postretirement benefit plans, associated with the Vista Outdoor allocated portion of these plans. ATK made a qualified pension plan trust contribution of $200 in April 2014 (fiscal year 2015) and is required to make additional contributions of $5,300 to meet its legally required minimum contributions for fiscal year 2015 and contribute approximately $742 to its other postretirement benefit plans in fiscal year 2015, associated with the Vista Outdoor allocated portion of these plans.

11. Income Taxes

        Vista Outdoor's domestic operations have historically been included in ATK's U.S. federal and state income tax returns and all income taxes have been paid by ATK. Vista Outdoor's foreign operations have been included in Vista Outdoor's own tax filings and have been paid by Vista Outdoor. Income taxes in these combined financial statements are presented on a separate tax return basis as if Vista Outdoor filed its own tax returns. These combined financial statements may not reflect tax

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

11. Income Taxes (Continued)

positions taken or to be taken by ATK, tax positions available for use by ATK and tax positions which may remain with ATK after the separation.

        Income before income taxes is as follows:

	Years Ended March 31
	2014	2013	2012
Current:
U.S.	$217,673	$100,043	$26,545
Non-U.S.	665	1,419	3,762

Income before income taxes	$218,338	$101,462	$30,307

        Vista Outdoor's income tax provision consists of:

	Years Ended March 31
	2014	2013	2012
Current:
Federal	$64,163	$33,553	$19,586
State	9,197	3,683	3,355
Non-U.S.	2,845	18	78
Deferred:
Federal	8,356	(972)	(2,374)
State	(60)	488	(998)
Non-US	580	—	—

Income tax provision	$85,081	$36,770	$19,647

        The items responsible for the differences between the federal statutory rate and Vista Outdoor's effective tax rate are as follows:

	Years Ended March 31
	2014	2013	2012
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal impact	4.2%	4.1%	7.8%
Domestic manufacturing deduction	(3.1)%	(2.8)%	(5.1)%
Nondeductible acquisition costs	1.0%	—%	—%
Research and development credit	(0.1)%	(0.3)%	(0.6)%
Change in prior year contingent tax liabilities	0.2%	0.3%	(1.4)%
Impact of non-U.S. operations	1.0%	(0.5)%	(4.1)%
Other	0.8%	0.4%	2.4%
Nondeductible goodwill impairment	—%	—%	30.8%

Income tax provision	39.0%	36.2%	64.8%

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

11. Income Taxes (Continued)

        Deferred Income Taxes—Deferred income taxes arise because of differences in the timing of the recognition of income and expense items for financial statement reporting and income tax purposes. The net effect of these temporary differences between the carrying amounts of assets and liabilities are classified in the combined financial statements of financial position as current or noncurrent assets or liabilities based upon the classification of the related assets and liabilities or, if there is no corresponding balance on the balance sheet, the expected period for reversal. As of March 31, 2014 and 2013 the components of deferred tax assets and liabilities were as follows:

	Years Ended March 31
	2014	2013
Deferred tax assets	$81,518	$21,102
Deferred tax liabilities	(228,572)	(46,214)
Valuation allowance	(10,208)	(452)

Net deferred tax (liabilities) assets	$(157,262)	$(25,564)

        As of March 31, 2014 and 2013, the deferred tax assets and liabilities resulted from temporary differences related to the following:

Other	3,677	3,487
Other reserves	8,360	3,974
Accruals for employee benefits	7,871	3,050
Accounts Receivable	10,956	4,340
Inventory	16,791	4,743
Loss and credit carryforwards	25,365	—
Intangible assets	(198,471)	(26,802)
Property, plant, equipment	(21,603)	(17,904)
Valuation allowance	(10,208)	(452)

Net deferred income tax (liabilities) assets	$(157,262)	$(25,564)

        Vista Outdoor believes it is more likely than not that the recorded deferred benefits will be realized through the reduction of future taxable income. Vista Outdoor's recorded valuation allowance of $10,208 at March 31, 2014 relates to certain capital loss, tax credits and net operating losses that are not expected to be realized before their expiration. The valuation allowance increased during fiscal year 2014 due to the acquisitions that occurred during 2014 and generation of certain net operating losses and capital losses partially offset by carryover expirations.

        Included in the net deferred tax liability are federal, state and foreign net operating loss and credit carryovers, $24,905 of which expires in years ending from March 31, 2014 through March 31, 2035 and $460 that may be carried over indefinitely.

        Vista Outdoor has provided for U.S. deferred income taxes in the amount of $7,320 on foreign undistributed earnings not considered permanently reinvested. Additionally, Vista Outdoor has undistributed earnings of $32,399 generated from some foreign subsidiaries where no deferred tax liability has been recorded, as Vista Outdoor intends to permanently reinvest these earnings. If these

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

11. Income Taxes (Continued)

earnings were distributed, these amounts would be subject to U.S. federal income tax at the statutory rate less the available foreign tax credits, if any, and potentially subject to withholding taxes in the various jurisdictions. It is not practicable to calculate unrecognized deferred tax liability on the earnings that have been determined to be permanently reinvested.

        Unrecognized Tax Benefits—Unrecognized tax benefits consist of the carrying value of Vista Outdoor's recorded uncertain tax positions as well as the potential tax benefits that could result from other tax positions that have not been recognized in the financial statements under current authoritative guidance. At March 31, 2014, and 2013, unrecognized tax benefits that have not been recognized in the financial statements amounted to $25,693 and $5,925, respectively, of which $21,650 and $4,251, respectively, would affect the effective tax rate, if recognized. The remaining balance is related to deferred tax items which only impact the timing of tax payments. Although the timing and outcome of audit settlements are uncertain, it is reasonably possible that a $1,241 reduction of the uncertain tax benefits will occur in the next 12 months. The settlement of these unrecognized tax benefits could result in earnings from $0 to $1,188.

        Vista Outdoor has classified uncertain tax positions as non-current income tax liabilities unless expected to be paid within one year. A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows:

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
Unrecognized Tax Benefits—beginning of period	$4,565	$3,539	$2,441
Gross increases—tax positions assumed from acquisitions	15,536	—	—
Gross decreases—tax positions in prior periods	—	(54)	—
Gross increases—current-period tax positions	3,220	1,421	1,286
Settlements	—	(221)	—
Lapse of statute of limitations	(84)	(120)	(188)

Unrecognized Tax Benefits—end of period	$23,237	$4,565	$3,539

        Vista Outdoor reports income tax related interest income within the income tax provision. Penalties and income tax related interest expense are also reported as a component of the income tax provision. As of March 31, 2014 and 2013, $1,057 and $520 of income tax related interest and $1,399 and $840 of penalties were included in the Combined Balance Sheet, respectively. As of March 31, 2014, 2013 and 2012 $290, $102, and $41 of income tax related interest and $559, $230, and $200 of penalties were included in the Combined Statements of Comprehensive Income within income tax expense, respectively.

        The IRS released final regulations relating to the capitalization of tangible personal property on September 13, 2013. Vista Outdoor is currently analyzing the impact of these new regulations. We do not believe they will have a material impact on our financial statements.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

11. Income Taxes (Continued)

        ATK or one of its subsidiaries files income tax returns in the U.S. federal and various U.S. state jurisdictions which includes Vista Outdoor. In addition, certain of ATK's subsidiaries that are included in Vista Outdoor file income tax returns in foreign jurisdictions. With few exceptions and recent acquisitions, ATK and its subsidiaries are no longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2007. The IRS has completed the audits of ATK through fiscal year 2010 and is currently auditing ATK's tax returns for fiscal years 2011 and 2012. We believe appropriate provisions for all outstanding issues have been made for all remaining open years in all jurisdictions.

12. Commitments

        Vista Outdoor leases land, buildings, and equipment under various operating leases, which generally have renewal options of one to five years. Rent expense was $12,595 in fiscal year 2014, $5,855 in fiscal year 2013, and $5,140 in fiscal year 2012.

        The following table summarizes the operating lease payments expected to be paid in each of the following fiscal years:

Fiscal Year 2015	$10,510
Fiscal Year 2016	11,199
Fiscal Year 2017	9,674
Fiscal Year 2018	7,264
Fiscal Year 2019	4,290
Thereafter	—

Total	$42,937

        Vista Outdoor has known purchase commitments of $57,090 which are defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. These amounts are primarily comprised of open purchase order commitments to vendors and subcontractors pertaining to funded contracts.

13. Contingencies

        Litigation.    From time to time, Vista Outdoor is subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the conduct of Vista Outdoor's business. Vista Outdoor does not consider any of such proceedings that are currently pending, individually or in the aggregate to be material to its business or likely to result in a material adverse effect on its operating results, financial condition, or cash flows.

        Environmental Liabilities.    Vista Outdoor's operations and ownership or use of real property are subject to a number of federal, state, and local environmental laws and regulations, as well as applicable foreign laws and regulations, including those governing the discharge of hazardous materials, remediation of contaminated sites, and restoration of damage to the environment. Vista Outdoor is obligated to conduct investigation and/or remediation activities at certain sites that it owns or operates or formerly owned or operated.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

13. Contingencies (Continued)

        Vista Outdoor also has been identified as a potentially responsible party ("PRP"), along with other parties, in several regulatory agency actions associated with hazardous waste sites. As a PRP, we may be required to pay a share of the costs of the investigation and clean-up of these sites. While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities, based on currently available information, we have concluded that these matters, individually or in the aggregate, will not have a material adverse effect on our operating results, financial condition, or cash flows. The company has recorded a liability for environmental remediation of $521 as of March 31, 2014.

        Vista Outdoor could incur substantial additional costs, including cleanup costs, resource restoration, fines, and penalties or third-party property damage or personal injury claims, as a result of violations or liabilities under environmental laws or non-compliance with environmental permits. While environmental laws and regulations have not had a material adverse effect on Vista Outdoor's operating results, financial condition, or cash flows in the past, and Vista Outdoor has environmental management programs in place to mitigate these risks, it is difficult to predict whether they will have a material impact in the future.

14. Stock Compensation Plans

        The Company's employees participate in certain of ATK's stock-based award plans. The information below includes only Company employee stock-based award plan activity. As of March 31, 2014, the Company had stock-based compensation awards outstanding under the three stock-based incentive plans that ATK sponsors, which are the Alliant Techsystems Inc. 1990 Equity Incentive Plan, the Non-Employee Director Restricted Stock Plan, and the 2005 Stock Incentive Plan.

        There are four types of awards outstanding under ATK's stock incentive plans: performance awards, total stockholder return performance awards ("TSR awards"), restricted stock, and stock options. ATK issues treasury shares upon the payment of performance awards and TSR awards, grant of restricted stock, or exercise of stock options. Performance shares are valued at the fair value of ATK stock as of the grant date and expense is recognized based on the number of shares expected to vest under the terms of the award under which they are granted.

        ATK used an integrated Monte Carlo simulation model to determine the fair value of the TSR awards. The Monte Carlo model calculates the probability of satisfying the market conditions stipulated in the award. This probability is an input into the trinomial lattice model used to determine the fair value of the awards as well as the assumptions of other variables, including the risk-free interest rate and expected volatility of ATK's stock price in future periods. The risk-free rate is based on the U.S. dollar-denominated U.S. Treasury strip rate with a remaining term that approximates the life assumed at the date of grant. The weighted average fair value of TSR awards granted was $85.92 and $38.14 during fiscal years 2014 and 2012, respectively, and no TSR awards granted during fiscal year 2013. The weighted average assumptions used in estimating the value of the TSR awards were as follows:

	Fiscal Year 2014	Fiscal Year 2012
Risk-free rate	0.81%	1.22%
Expected volatility	26.64%	27.90%
Expected dividend yield	0.96%	1.17%
Expected award life	3	3

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

14. Stock Compensation Plans (Continued)

        Restricted stock is granted to non-employee directors and certain key employees and vests over periods generally ranging from one to three years from the date of award and is valued at the fair value of ATK's common stock as of the grant date. The fair value of restricted stock is determined based on the closing market price of ATK's common stock on the grant date. Compensation expense for restricted stock is measured at the grant date based on fair value and recognized over the vesting period.

        Stock options may be granted periodically, with an exercise price equal to the fair market value of ATK's common stock on the date of grant, and generally vest from one to three years from the date of grant. Options are generally granted with ten-year terms.

        The weighted average fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model and represents the difference between fair market value on the date of grant and the estimated market value on the expected exercise date. The option pricing model requires ATK to make assumptions. The risk-free rate is based on U.S. Treasury zero-coupon issues with a remaining term that approximates the expected life assumed at the date of grant. Expected volatility is based on the historical volatility of ATK's stock over the past seven years. The expected option life is based on the contractual term of the stock option and expected employee exercise and post-vesting employment termination trends. The weighted average fair value of options granted was $35.34, $14.36, and $12.90 during fiscal years 2014, 2013, and 2012, respectively. The following weighted average assumptions were used for the stock option grants:

	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
Risk-free rate	1.86% - 2.07%	1.02% - 1.22%	0.82%
Expected volatility	25.95% - 26.71%	25.87%	25.03%
Expected dividend yield	1.27% - 1.58%	1.49% - 1.90%	1.27%
Expected option life	7 years	7 years	7 years

        Total pre-tax stock-based compensation allocated to Vista Outdoor by ATK for the value of the awards granted to Company employees was $2,398, $2,116, and $1,143 during fiscal years 2014, 2013, and 2012, respectively. The total income tax benefit recognized in the income statement for share-based compensation was $920, $820, and $443 during fiscal years 2014, 2013, and 2012, respectively. No allocation of the APIC pool was included in the tax benefit recognized.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

14. Stock Compensation Plans (Continued)

        A summary of ATK's stock option activity related to the Company's employees is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (per option)
Outstanding at March 31, 2013	126,972	60.99		—
Granted	31,541	129.60
Exercised	(300)	54.84
Forfeited/expired	(450)	54.84

Outstanding at March 31, 2014	157,763	$74.74	8.28	$67.41

Options exercisable at:
March 31, 2014	64,289	$59.56	8.24	$82.59

        The total intrinsic value of options exercised was $6 during fiscal year 2014. Total cash received from options exercised was $16 during fiscal year 2014.

        A summary of ATK's performance share award, TSR award, and restricted stock award activity is as follows:

	Shares	Weighted Average Grant Date Fair Value
Nonvested at March 31, 2013	317,580	64.78
Granted	85,152	123.56
Canceled/forfeited	(73,909)	69.06
Vested	(83,155)	66.90

Nonvested at March 31, 2014	245,668	$83.15

        As of March 31, 2014, the total unrecognized compensation cost related to nonvested stock-based compensation awards was $19,391 and is expected to be realized over a weighted-average period of 2.1 years.

15. Related Party Transactions

  Allocation of General Corporate Expenses

        The combined financial statements reflect an allocation of certain costs managed at the ATK level. These costs have historically been allocated to Vista Outdoor. These costs generally fall into one of the following categories:

  •
  ATK management and support services—This category includes costs for functions such as acquisition transaction costs, human resources (talent acquisition/compensation), treasury, risk management, internal audit, finance, tax, legal, executive office, business development, government relations, and other administrative support. These costs are allocated to the Company based on a percentage of sales for all of ATK or as specifically identified. The combined financial statements include ATK management and support services allocations

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

15. Related Party Transactions (Continued)

    included within the general and administrative expense totaling $29,268, $12,119 and $11,537 for the years ended March 31, 2014, 2013, and 2012, respectively.

  •
  Infrastructure costs—This category includes costs for functions such as information technology support, systems maintenance, and telecommunications. These costs are generally allocated to the Company using either sales, headcount, or fixed assets. The combined statement of operations reflects infrastructure costs allocations included within the general and administrative expense totaling $4,947, $3,937, and $3,548 for the years ended March 31, 2014, 2013, and 2012, respectively.

  •
  ATK-provided benefits—This category includes costs for group medical, dental and vision insurance, 401(k) savings plan, pension and postretirement benefits, and other benefits. These costs are generally allocated to the Company based on specific identification of the benefits provided to Company employees participating in these benefit plans. Medical and dental, including the human resources and finance administration of those plans, are allocated to business units based upon their year-to-date enrolled medical headcount. Postretirement benefits, including the human resources and finance administration of those plans, are allocated based upon member headcount. Pension expense is actuarially determined for individual segments and is identified directly to those segments. The pension expense determined for composite pension segments is further allocated to individual segments using total payroll. The combined financial statements include ATK-provided benefits allocations totaling $45,605, $44,087 and $39,343 for the years ended March 31, 2014, 2013, and 2012, respectively.

        Management believes that the methods of allocating these costs are reasonable, and consistent with past practices.

Related Party Sales and Cost of Sales

        Vista Outdoor purchases and sells certain products and services to/from other ATK businesses. Purchases of products and services from these affiliated entities, which were recorded at sales price, were $273,246, $143,122, and $125,176 for the years ended March 31, 2014, 2013, and 2012, respectively. Sales of products and services to these entities were $12,422, $27,207, and $21,029 for the years ended March 31, 2014 and 2013, and 2012, respectively. An intercompany payable of $23,756 and $6,950 was outstanding as of March 31, 2014 and 2013, respectively included within Accounts Payable and no intercompany receivable was outstanding as of March 31, 2014 and 2013.

Long-term debt to Parent

        On June 20, 2013, ATK borrowed $200,000 on its Revolving Credit Facility. ATK used these borrowings in conjunction with the purchase of Savage Arms which will be a subsidiary of Vista Outdoor. As such, ATK allocated the revolver borrowings to Vista Outdoor. Subsequent to June 20, 2013 ATK paid off the full amount of revolver borrowings prior to March 31, 2014. As such no related borrowings were recorded as of March 31, 2014.

        On November 1, 2013, ATK entered into a Third Amended and Restated Credit Agreement (the "2013 Senior Credit Facility"), which replaced ATK's 2010 Senior Credit Facility. The 2013 Senior Credit Facility is comprised of a Term A Loan of $1,010,000 and a $700,000 Revolving Credit Facility, both of which mature in 2018, and a Term Loan B of $250,000. Vista Outdoor used proceeds from the

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

15. Related Party Transactions (Continued)

2013 Senior Credit Facility in conjunction with the purchase of Bushnell including financing costs in the amount of $1,021,273. As such, ATK allocated long-term debt to Vista Outdoor. This debt is not necessarily representative of Vista Outdoor's future debt levels. This debt is reflected in the combined balance sheet as "Long-term debt to Parent" and in the combined statement of cash flows as a financing activity. Net interest expense on these notes totaled $7,582 for the year ended March 31, 2014, and is included in "Interest expense" in the combined statement of earnings, interest expense is considered to be effectively settled at the time the transaction is recorded. Upon completion of the spin-off the debt will be carried on ATK's balance sheet.

Senior Credit Facility

        Of the debt allocated to Vista Outdoor the full $250,000 Term Loan B was allocated as well as $471,273 of the Term A Loan. The Term A Loan and the Revolving Credit Facility, both mature in 2018, and the Term Loan B matures in 2020. The Term A Loan is subject to quarterly principal payments of $12,625 ($5,737 allocated to Vista Outdoor), the first of which was paid on March 31, 2014, with the remaining balance due on November 1, 2018. The Term B Loan is subject to quarterly principal payments of $625, the first of which was paid on March 31, 2014, with the remaining balance due on November 1, 2020. Substantially all domestic tangible and intangible assets of ATK and its subsidiaries are pledged as collateral under the 2013 Senior Credit Facility. Borrowings under the 2013 Senior Credit Facility bear interest at a rate equal to either the sum of a base rate plus a margin or the sum of a Eurodollar rate plus a margin. Each margin is based on ATK's senior secured credit ratings. Based on ATK's current credit rating, the current base rate margin is 1.00% and the current Eurodollar margin is 2.00%. The weighted average interest rate for the Term A Loan, after taking into account the interest rate swaps discussed below, was 2.57% at March 31, 2014. ATK pays an annual commitment fee on the unused portion of its Revolving Credit Facility based on its senior secured credit ratings. Based on ATK's current rating, this current fee is 0.30%. As of March 31, 2014, ATK had no borrowings against its Revolving Credit Facility. Debt issuance costs of approximately $9,273 were allocated to Vista Outdoor and are being amortized to interest expense over the term of the Term Loans.

5.25% Notes

        On November 1, 2013, ATK issued $300,000 aggregate principal amount of 5.25% Senior Notes (the "5.25% Notes") that mature on October 1, 2021. The full amount of these notes were allocated to Vista Outdoor. These notes are general unsecured obligations. Interest on these notes is payable on April 1 and October 1 of each year. Debt issuance costs of approximately $3,000 related to these notes are being amortized to interest expense over the term of the notes.

Guarantees

        Additionally ATK has outstanding 3.00% Convertible Notes, and the 6.875% Notes. The outstanding notes are guaranteed on an unsecured basis, jointly and severally and fully and unconditionally, by substantially all of ATK's domestic subsidiaries including all of Vista Outdoor's domestic subsidiaries. These guarantees are senior or senior subordinated obligations, as applicable, of the applicable subsidiary guarantors. The guarantee by any subsidiary guarantor of ATK's obligations in

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

15. Related Party Transactions (Continued)

respect of the 5.25% Notes and the 6.875% Notes will be released in each of the following circumstances:

  •
  if, as a result of the sale of its capital stock, such subsidiary guarantor ceases to be a Restricted Subsidiary, as defined under the terms of the Notes;

  •
  if such subsidiary guarantor is designated as an "Unrestricted Subsidiary";

  •
  upon defeasance or satisfaction and discharge of the 5.25% Notes or the 6.875% Notes, as applicable; and

  •
  if such subsidiary guarantor has been released from its guarantees of indebtedness under the 2013 Senior Credit Facility and all capital markets debt securities.

        The guarantee by any subsidiary guarantor of ATK's obligations in respect of the 3.00% Convertible Notes will be released if such subsidiary guarantor is released from its guarantee of the 5.25% Notes and the 6.875% Notes. Upon completion of the spin-off, the ATK subsidiaries included in the Vista Outdoor combined group that are guarantors of this debt will be released from this obligation.

Parent's Equity

        Transactions between Vista Outdoor and ATK have been included in the combined financial statements and are considered to be effectively settled at the time the transaction is recorded. The net effect of the settlement of these transactions is reflected within "Parent's Equity" in the combined balance sheets.

16. Operating Segment Information

        Vista Outdoor operates its business structure within two operating segments. These operating segments are defined based on the reporting and review process used by the chief operating decision maker, Vista Outdoor's chief executive officer. Management reviews the operating segments based on net sales and gross profit. Certain significant Selling, and General and Administrative expenses are not allocated to the segments. Each segment is described below:

  •
  Shooting Sports, which generated 76% of Vista Outdoor's external sales in fiscal year 2014. Shooting Sports products include pistol, rifle, rimfire and shotshell ammunition and primers, centerfire rifles, rimfire rifles, shotguns and range systems.

  •
  Outdoor Products, which generated 24% of Vista Outdoor's external sales in fiscal year 2014. The Outdoor Products product lines are optics, accessories and eyewear. Optics products include binoculars, laser range finders, riflescopes and trail cameras. Accessories products include archery accessories, blinds, decoys, game calls, gun care products, mounts, powder, reloading equipment, targets and target systems. Eyewear products include safety and protective eyewear, as well as fashion and sports eyewear.

        For the years ended March 31, 2014, 2013, and 2012, Walmart accounted for approximately 12%, 14%, and 13%, respectively, of total revenues. No other single customer contributed more than 10% of Vista Outdoor's sales in fiscal years 2014, 2013, or 2012.

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

16. Operating Segment Information (Continued)

        Vista Outdoor's sales to foreign countries were $243,166 in fiscal year 2014, $107,826 in fiscal year 2013, and $127,334 in fiscal year 2012. During fiscal year 2014, approximately 43% of these sales were in Outdoor Products and 57% were in Shooting Sports. Sales to no individual country outside the United States accounted for more than 4% of Vista Outdoor's sales in fiscal year 2014. The following summarizes Vista Outdoor's results by segment:

	Year ended March 31, 2014
	Shooting Sports	Outdoor Products	Corporate	Total
Net sales:
External customers	$1,422,442	$451,477	$—	$1,873,919
Intercompany	—	1,754	(1,754)	—

Total	1,422,442	453,231	(1,754)	1,873,919
Capital expenditures	31,634	8,600	—	40,234
Depreciation	16,497	8,394	—	24,891
Amortization of intangible assets	5,319	14,692	—	20,011
Gross profit	382,971	83,787	545	467,303
Total assets	$912,716	$1,468,562	$76,380	$2,457,658

	Year ended March 31, 2013
	Shooting Sports	Outdoor Products	Corporate	Total
Net sales:
External customers	$867,227	$328,804	$—	$1,196,031
Intercompany	—	53	(53)	—

Total	867,227	328,857	(53)	1,196,031
Capital expenditures	18,252	5,143	—	23,395
Depreciation	12,765	4,533	—	17,298
Amortization of intangible assets	—	7,830	—	7,830
Gross profit	180,258	64,915	(2,735)	242,438
Total assets	$445,666	$330,845	$21,301	$797,812

	Year ended March 31, 2012
	Shooting Sports	Outdoor Products	Corporate	Total
Net sales:
External customers	$761,126	$281,788	$—	$1,042,914
Intercompany	—	294	(294)	—

Total	761,126	282,082	(294)	1,042,914
Capital expenditures	20,269	3,342	—	23,611
Depreciation	11,599	5,142	—	16,741
Amortization of intangible assets	—	7,749	—	7,749
Gross Profit	126,395	66,092	(79)	192,408
Total assets	$396,347	$331,178	$9,497	$737,022

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

17. Subsequent Events

        On April 28, 2014, ATK entered into a Transaction Agreement (the "Transaction Agreement") with Vista Outdoor, Vista Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of ATK, and Orbital Sciences Corporation, a Delaware corporation ("Orbital"), providing for the spin-off of ATK's Sporting Group business to its stockholders (the "Distribution"), which will be immediately followed by the merger of Vista Merger Sub Inc. with and into Orbital (the "Merger" and together with the Distribution, the "Transaction"), with Orbital surviving the Merger as a wholly owned subsidiary of ATK. This transaction is subject to stockholder approval prior to closing.

        On April 28, 2014, Vista Outdoor, ATK and certain financial institutions executed a commitment letter pursuant to which the financial institutions have agreed to provide debt financing to Vista Outdoor in an aggregate principal amount of $750 million, comprised of a $350 million senior secured term loan and a $400 million senior secured revolving credit facility, in each case on the terms and conditions set forth therein. Vista Outdoor will use a portion of the proceeds of the debt financing to pay a cash dividend (the "Vista Outdoor Dividend") to ATK in an amount equal to the amount by which ATK's gross indebtedness for borrowed money as of the closing date exceeds $1,740 million, subject to certain adjustments.

        Vista Outdoor evaluated subsequent events through the date the financial statements were issued, August 13, 2014.

VISTA OUTDOOR

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Six Months Ended
(Amounts in thousands)	September 28, 2014	September 29, 2013
Net sales	$1,091,144	$784,526
Cost of sales	819,098	607,862

Gross profit	272,046	176,664
Operating expenses:
Research and development	4,725	4,432
Selling	75,424	44,093
General and administrative	57,870	42,582

Income before interest and income taxes	134,027	85,557
Interest expense	(16,933)	(1,256)
Interest income	9	1

Income before income taxes	117,103	84,302
Income tax provision	42,313	32,435

Net income	74,790	51,867
Other comprehensive income, net of tax:
Change in fair value of derivatives, net of tax expense of $(300) and $(512), respectively	478	819
Change in cumulative currency translation adjustment, net of tax benefit of $4,844 and $0, respectively	(7,738)	—

Total other comprehensive (loss) income	(7,260)	819

Comprehensive income	$67,530	$52,686

See Notes to the Unaudited Condensed Combined Financial Statements.

VISTA OUTDOOR

CONDENSED COMBINED BALANCE SHEETS (UNAUDITED)

(Amounts in thousands)	Pro Forma September 28, 2014†	September 28, 2014	March 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$34,149	$34,149	$40,004
Net receivables	399,673	399,673	300,734
Net inventories	432,633	432,633	425,558
Deferred income tax assets	51,071	51,071	58,876
Other current assets	18,025	18,025	24,502

Total current assets	935,551	935,551	849,674
Net property, plant, and equipment	185,710	185,710	189,096
Goodwill	823,964	823,964	829,238
Net intangible assets	549,976	549,976	567,380
Deferred charges and other non-current assets	17,227	17,227	22,270

Total assets	$2,512,428	$2,512,428	$2,457,658

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$131,850	$131,850	$181,506
Accrued compensation	22,490	22,490	32,449
Accrued income taxes	1,530	1,530	2,079
Dividend payable	250,000	—	—
Federal excise tax	27,226	27,226	27,990
Other accrued liabilities	99,566	99,566	88,603

Total current liabilities	532,662	282,662	332,627
Long-term debt	—	—	—
Long-term debt payable to parent	1,008,547	1,008,547	1,014,911
Noncurrent deferred income tax liabilities	202,942	202,942	216,138
Postretirement and employment benefit liabilities	—	—	—
Accrued pension liability	—	—	—
Other long-term liabilities	22,098	22,098	23,251

Total liabilities	1,766,249	1,516,249	1,586,927
Commitments and contingencies (Notes 10 and 12)
Parent's equity	754,944	1,004,944	872,236
Accumulated other comprehensive loss	(8,765)	(8,765)	(1,505)

Total equity	746,179	996,179	870,731

Total liabilities and equity	$2,512,428	$2,512,428	$2,457,658

†
See Note 1 for further detail.

See Notes to the Unaudited Condensed Combined Financial Statements.

VISTA OUTDOOR

CONDENSED COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six Months Ended
(Amounts in thousands)	September 28, 2014	September 29, 2013
Operating Activities
Net income	$74,790	$51,867
Adjustments to net income to arrive at cash used for operating activities:
Depreciation	15,548	9,428
Amortization of intangible assets	15,378	5,518
Amortization of deferred financing costs	1,398	—
Deferred income taxes	338	379
Loss on disposal of property	311	1,028
Changes in assets and liabilities
Net receivables	(105,147)	(61,088)
Net inventories	(6,016)	(13,441)
Accounts payable	(42,655)	(36,128)
Accrued compensation	(10,504)	(4,742)
Accrued income taxes	5,906	3,920
Other assets and liabilities	14,015	24,616

Cash used for operating activities	(36,638)	(18,643)
Investing Activities
Capital expenditures	(20,353)	(12,075)
Acquisitions of businesses, net of cash acquired	—	(313,962)
Proceeds from the disposition of property, plant, and equipment	16	138

Cash used for investing activities	(20,337)	(325,899)
Financing Activities
Borrowings on line of credit from parent	—	235,000
Repayments on line of credit from parent	—	(145,000)
Net transfers from (to) parent	58,113	265,125
Payments made on long term debt to parent	(6,364)	—
Proceeds from issuance of long-term debt to parent	50,000	—
Payments made to extinguish debt	(50,000)

Cash provided by financing activities	51,749	355,125

Effect of foreign currency exchange rate fluctuations on cash	(629)	—
Increase (decrease) in cash and cash equivalents	(5,855)	10,583
Cash and cash equivalents at beginning of year	40,004	67

Cash and cash equivalents at end of period	$34,149	$10,650

Supplemental Cash Flow Disclosures:
Noncash operating and investing activity:
Capital expenditures included in accounts payable	$3,175	$209

See Notes to the Unaudited Condensed Combined Financial Statements.

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

(Amounts in thousands except share and per share data and unless otherwise indicated)

1. Basis of Presentation and Responsibility for Interim Financial Statements

        Nature of Operations.    Vista Outdoor (the "Company"), a wholly owned business of Alliant Techsystems Inc. develops and produces ammunition, accessories, rifles and shotguns for the hunting, shooting, law enforcement, outdoor and sporting markets. Vista Outdoor has operating locations throughout the United States, Puerto Rico, and internationally.

        Basis of Presentation.    The unaudited condensed combined financial statements of Vista Outdoor as set forth herein have been prepared in accordance with the requirements of the U.S. Securities and Exchange Commission for interim reporting. As permitted under those rules, certain footnotes and other financial information that are normally required by accounting principles generally accepted in the United States can be condensed or omitted. Vista Outdoor's accounting policies are described in the notes to the combined financial statements for the fiscal year ended March 31, 2014 ("fiscal 2014"). Management is responsible for the unaudited condensed consolidated financial statements included in this document. The condensed combined financial statements included in this document are unaudited but, in the opinion of management, include all adjustments necessary for a fair presentation of Vista Outdoor's financial position as of September 28, 2014, and its results of operations and cash flows for the six months ended September 28, 2014 and September 29, 2013.

        On April 29, 2014, ATK announced its plan to spin off its Sporting Group into a standalone, publicly-traded company. The completion of the Spin-Off is dependent on several factors including the approval by holders of a majority of ATK's common stock of the issuance of ATK common stock to Orbital stockholders to effect the Distribution, ATK completing the transfer of assets and the required dividend being paid to ATK. Following this, ATK will distribute all the shares of the newly issued Vista Outdoor, Inc. common stock to its stockholders on a pro rata basis. Following the Spin-Off, ATK will cease to own any equity interest in the new Company, and the Company will operate as an independent, publicly-traded company.

        The accompanying unaudited condensed combined financial statements have been prepared on a standalone basis and are derived from ATK's consolidated financial statements and accounting records. The unaudited condensed combined financial statements represent Vista Outdoor's financial position, results of operations, and cash flows as its business was operated as part of ATK prior to the distribution, in conformity with U.S. generally accepted accounting principles. The unaudited pro forma balance sheet was included to reflect the dividend payment from Vista Outdoor to ATK.

        The unaudited condensed combined statements of operations include expense allocations for certain corporate functions historically provided to Vista Outdoor by ATK, including, but not limited to, human resources, employee benefits administration, treasury, risk management, audit, finance, tax, legal, information technology support, and other shared services. These allocations are reflected in the unaudited condensed combined statements of operations within the expense categories to which they relate. The allocations were made on a direct usage basis when identifiable, with the remainder allocated on various bases that are further discussed in Note 14. Management of Vista Outdoor and ATK consider these allocations to be a reasonable reflection of the utilization of services by, or benefits provided to, Vista Outdoor. The allocations may not, however, reflect the expense Vista Outdoor would have incurred as a standalone company.

        ATK maintains a number of defined benefit plans at a corporate level. The Company's employees participate in those plans, and as such, Vista Outdoor was charged a portion of the expenses associated

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

1. Basis of Presentation and Responsibility for Interim Financial Statements (Continued)

with these plans. However, the unaudited condensed combined balance sheet does not include any ATK net benefit plan obligations. See Note 10 for further detail.

        Transactions between Vista Outdoor and ATK are reflected as effectively settled at the time of the transaction and are included in financing activities in the unaudited condensed combined statements of cash flows. The net effect of these transactions is reflected in the "Parent's Equity" in the unaudited condensed combined balance sheets.

        The unaudited condensed combined financial statements also include certain ATK assets and liabilities that are specifically identifiable or otherwise allocable to the Company. The Vista Outdoor unaudited condensed combined financial statements may not be indicative of Vista Outdoor's future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had Vista Outdoor operated as a standalone company during the periods presented.

        Principles of Combination.    The unaudited condensed combined financial statements include the Company's net assets and results of operations as described above. All intercompany transactions and accounts within the combined businesses have been eliminated.

        All transactions between ATK and Vista Outdoor have been included in these unaudited condensed combined financial statements. Transactions with ATK or its affiliates are reflected in the unaudited condensed combined statements of cash flows as changes in ATK's net investment within financing activities and in the unaudited condensed combined balance sheet within Parent's equity.

        Parent's Equity.    Parent's Equity in the unaudited condensed combined statements of financial position represents ATK's historical investment in Vista Outdoor, the net effect of cost allocations from and transactions with ATK, net cash activity, and Vista Outdoor's accumulated earnings. See Note 14.

        New Accounting Pronouncements.    On May 28, 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance. This guidance is effective for periods beginning after December 15, 2016 and early application is not permitted. Vista Outdoor is in the process of evaluating the impact this standard will have on the Company.

2. Fair Value of Financial Instruments

        The current authoritative guidance on fair value clarifies the definition of fair value, prescribes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about the use of fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

        The valuation techniques required by the current authoritative literature are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

2. Fair Value of Financial Instruments (Continued)

sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:

          Level 1—Quoted prices for identical instruments in active markets.

          Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

          Level 3—Significant inputs to the valuation model are unobservable.

        The following section describes the valuation methodologies used by Vista Outdoor to measure its financial instruments at fair value.

        Derivative financial instruments and hedging activities—In order to manage its exposure to commodity pricing and foreign currency risk, Vista Outdoor periodically utilizes commodity and foreign currency derivatives, which are considered Level 2 instruments. Commodity derivatives are valued based on prices of futures exchanges and recently reported transactions in the marketplace. Foreign currency derivatives are valued based on observable market transactions of spot currency rates and forward currency prices. Vista Outdoor entered into various foreign currency forward contracts during the six months ended September 28, 2014. No foreign currency derivatives were outstanding as of March 31, 2014.

        Long-term debt to Parent—The fair value of the variable-rate debt to Parent is calculated based on current market rates for debt of the same risk and maturities. The fair value of the fixed-rate debt is based on market quotes for each issuance. We have considered these to be Level 2 instruments.

        The following table sets forth by level within the fair value hierarchy ATK's financial assets and liabilities that are measured at fair value on a recurring basis:

	As of September 28, 2014
	Fair Value Measurements Using Inputs Considered as
	Level 1	Level 2	Level 3
Assets
Derivatives	$—	$824	$—
Liabilities
Derivatives	$—	$46	$—

        As of March 31, 2014 Vista Outdoor had no financial assets and liabilities that are measured at fair value on a recurring basis outstanding.

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

2. Fair Value of Financial Instruments (Continued)

        The following table presents Vista Outdoor's assets and liabilities that are not measured at fair value on a recurring basis. The carrying values and estimated fair values were as follows:

	As of September 28, 2014		As of March 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Fixed rate long-term debt payable to parent	$300,000	$302,064	$300,000	$309,339
Variable rate long-term debt payable to parent	708,547	708,047	714,911	715,223

3. Derivative Financial Instruments

        Vista Outdoor is exposed to market risks arising from adverse changes in:

  •
  commodity prices affecting the cost of raw materials,

  •
  interest rate, and

  •
  foreign exchange risks

        In the normal course of business, these risks are managed through a variety of strategies, including the use of derivative instruments. Commodity forward contracts are periodically used to hedge forecasted purchases of certain commodities, and foreign currency exchange contracts are used to hedge forecasted transactions denominated in a foreign currency.

        Vista Outdoor did not enter any forward contracts during the six months ended September 28, 2014 or in the second half of fiscal 2014. The contracts entered into during the first half of fiscal 2014 essentially establish a fixed price for the underlying commodity and are designated and qualify as effective cash flow hedges of purchases of the commodity. Ineffectiveness is calculated as the amount by which the change in the fair value of the derivatives exceeds the change in the fair value of the anticipated commodity purchases.

        Vista Outdoor entered into various foreign currency forward contracts during the six months ended September 28, 2014. These contracts were used to hedge forecasted inventory purchases and subsequent payments, or customer receivables, denominated in foreign currencies and were designated and qualified as effective cash flow hedges. Ineffectiveness with respect to forecasted inventory purchases was calculated based on changes in the forward rate until the anticipated purchase occurs; ineffectiveness of the hedge of the accounts payable was evaluated based on the change in fair value of its anticipated settlement. Vista Outdoor did not enter into any foreign currency forward contracts during fiscal 2014.

        The fair value of the commodity and foreign currency forward contracts is recorded within other assets or liabilities, as appropriate, and the effective portion is reflected in AOCL in the financial statements. The gains or losses on the commodity forward contracts are recorded in inventory as the commodities are purchased. The gains or losses on the foreign currency forward contracts are recorded in earnings when the related inventory is sold.

        As of September 28, 2014, Vista Outdoor had no outstanding commodity forward contracts in place.

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

3. Derivative Financial Instruments (Continued)

        As of September 28, 2014, Vista Outdoor had outstanding foreign currency forward contracts in place for the following amounts:

Notional Amount
Sale of foreign currency
Euro	11,458
British Pound Sterling	3,043

        The table below presents the fair value and location of Vista Outdoor's derivative instruments designated as hedging instruments in the consolidated balance sheet as of the periods presented.

		Asset Derivatives Fair value as of		Liability Derivatives Fair value as of
	Location	September 28, 2014	March 31, 2014	September 28, 2014	March 31, 2014
Foreign currency forward contracts	Other current assets/other accrued liabilities	$824	—	44	—
Foreign currency forward contracts	Deferred charges and other non-current assets / other long term liabilities	—	—	2	—

Total		$824	$—	$46	$—

        For the periods presented below, the derivative gains and losses in the unaudited condensed combined income statements related to commodity and foreign currency forward contracts were as follows:

	Pretax amount of gain (loss) reclassified from Accumulated Other Comprehensive Income (Loss)		Gain or (loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Location	Amount	Location	Amount
Six months ended September 28, 2014
Commodity forward contracts	Cost of Sales	$—	Cost of Sales	$—
Foreign currency forward contracts	Cost of Sales	$—	Cost of Sales	$—
Six months ended September 29, 2013
Commodity forward contracts	Cost of Sales	$305	Cost of Sales	$(1,637)
Foreign currency forward contracts	Cost of Sales	$—	Cost of Sales	$—

        All derivatives used by Vista Outdoor during the periods presented were designated as hedging instruments.

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

3. Derivative Financial Instruments (Continued)

        During the six months ended September 29, 2013, there was a loss of $1,637 recognized in earnings as a result of ineffectiveness on forward contracts for copper and zinc. There was no ineffectiveness recognized in earnings for these contracts during any other period presented. Vista Outdoor expects that any unrealized losses will be realized and reported in cost of sales, as the cost of the commodities is included in cost of sales. Estimated and actual gains or losses will change as market prices change.

4. Acquisitions

        In accordance with the accounting standards regarding business combinations, the results of acquired businesses are included in Vista Outdoor's combined financial statements from the date of acquisition. The purchase price for each acquisition is allocated to the acquired assets and liabilities based on fair value. The excess purchase price over estimated fair value of the net assets acquired is recorded as goodwill.

Savage Arms Acquisition

        On June 21, 2013, ATK acquired Caliber Company, parent company of Savage Sports Corporation ("Savage Arms"), a leading manufacturer of sporting long guns. Operating under the brand names of Savage Arms, Stevens and Savage Range Systems, the company designs, manufactures and markets centerfire and rimfire rifles, shotguns and shooting range systems used for hunting as well as competitive and recreational target shooting. Savage Arms is currently part of ATK's Sporting Group and will be a subsidiary of Vista Outdoor after the Spin-Off is complete and will be included within the Shooting Sports segment. The purchase price was $315,000 net of cash acquired. Vista Outdoor believes the acquisition complements Vista Outdoor's growing portfolio of leading consumer brands and allows us to build upon our offerings with Savage Arms' prominent, respected brands known for accuracy, quality, innovation, value and craftsmanship. Savage Arms' sales distribution channels, new product development, and sophistication in manufacturing significantly increase Vista Outdoor's presence with a highly-relevant product offering to distributors, retailers and consumers. Savage Arms employs approximately 400 employees. The purchase price allocation was completed during the first quarter of fiscal 2015. None of the goodwill recorded for this acquisition is deductible for tax purposes.

        Vista Outdoor used the acquisition method of accounting to account for this acquisition and, accordingly, the results of Savage Arms are included in Vista Outdoor's combined financial statements at the date of acquisition. The purchase price for the acquisition has been allocated to the acquired assets and liabilities based on estimated fair value. Vista Outdoor recorded sales of $78,115 and $62,988 for the six months ended September 28, 2014 and the period from June 21, 2013 through September 29, 2013, respectively, and gross profit of $18,855 and $13,252 for the six months ended September 28, 2014 and the period from June 21, 2013 through September 29, 2013, respectively, associated with the operations of this acquired business, including $9,000 of inventory step-up in the period from June 21, 2013 through September 29, 2013.

Bushnell Acquisition

        On November 1, 2013, ATK acquired Bushnell Group Holdings, Inc. ("Bushnell"). Bushnell is a leading global designer, marketer and distributor of branded sports optics, outdoor accessories and eyewear. Bushnell is currently part of ATK's Sporting Group and will be a subsidiary of Vista Outdoor

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

4. Acquisitions (Continued)

after the Spin-Off is complete and will be included within the Outdoor Products segment. The purchase price was $985,000 net of cash acquired, subject to purchase price adjustments. Vista Outdoor believes the acquisition broadens our existing capabilities in the commercial shooting sports market and expands our portfolio of branded shooting sports products. In addition, this transaction enables the Company to enter new sporting markets in golf and snow skiing. Vista Outdoor will leverage Bushnell's strong sourcing, marketing, branding and distribution capabilities and capitalize on Bushnell's track record of successfully integrating acquisitions and delivering profitable growth. Bushnell employs approximately 1,100 employees. The purchase price has been preliminarily allocated based on the estimated fair value of net assets acquired and liabilities assumed at the date of the acquisition. The preliminary purchase price allocation is subject to further refinement and may require significant adjustments to arrive at the final purchase price allocation. These adjustments will primarily relate to working capital adjustments, certain contingent liabilities and income tax-related items. Vista Outdoor expects the purchase price allocation to be completed in the third quarter of fiscal 2015. As of September 28, 2014 the total amount of goodwill related to the acquisition expected to be deductible for tax purposes is $11,400. Vista Outdoor recorded sales of $262,220 for the six months ended September 28, 2014, and gross profit of $73,950 for the six months ended September 28, 2014 associated with the operations of this acquired business which reflects transition costs.

Allocation of Consideration Transferred to Net Assets Acquired:

        The following amounts represent the preliminary determination of the fair value of identifiable assets acquired and liabilities assumed from the Bushnell acquisition and the final determination of the fair value of identifiable assets acquired and liabilities assumed for the Savage Arms acquisition. The final determination of the fair value of certain assets and liabilities for Bushnell will be completed in the third quarter of fiscal 2015. The size and breadth of the Bushnell acquisition will necessitate the use of this measurement period to adequately analyze and assess a number of the factors used in establishing the asset and liability fair values as of the acquisition date, including the significant contractual and operational factors underlying the trade name and customer relationship intangible assets, the assumptions utilized on certain reserves such as those for inventory obsolescence, the

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

4. Acquisitions (Continued)

assumptions used in transfer pricing analysis, and the related tax impacts of any changes made. Any potential adjustments made could be material in relation to the preliminary values presented below:

Savage Arms Purchase Price Allocation

Purchase price net of cash acquired:
Cash paid		$315,000
Cash received for working capital		(2,498)

Total purchase price		312,502
Fair value of assets acquired:
Receivables	$39,374
Inventories	36,499
Tradename, technology, and customer relationship intangibles	126,600
Property, plant, and equipment	24,965
Other assets	7,040

Total assets	234,478
Fair value of liabilities assumed:
Accounts payable	14,461
Deferred tax liabilities	49,545
Other liabilities	21,733

Total liabilities	85,739
Net assets acquired		148,739

Goodwill		$163,763

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

4. Acquisitions (Continued)

Bushnell Preliminary Purchase Price Allocation

Purchase price net of cash acquired:
Cash paid		$985,000
Cash paid for additional working capital		4,185

Total purchase price		989,185
Fair value of assets acquired:
Receivables	$109,429
Inventories	157,184
Tradename, technology, and customer relationship intangibles	365,579
Property, plant, and equipment	25,000
Other assets	6,931

Total assets	664,178
Fair value of liabilities assumed:
Accounts payable	80,099
Deferred tax liabilities	73,987
Other liabilities	26,535

Total liabilities	180,621
Net assets acquired		483,557

Preliminary goodwill		$505,628

Intangible assets from above include:

	Value	Useful life
Bushnell
Indefinite lived tradenames	$95,100	Indefinite
Tradenames	105,700	15.0
Technology	15,900	14.9
Customer Relationships	148,000	15.0

Supplemental Pro Forma Data:

        Vista Outdoor used the acquisition method of accounting to account for this acquisition and, accordingly, the results of Bushnell and Savage Arms are included in Vista Outdoor's combined financial statements for the period subsequent to the date of acquisition. The following unaudited supplemental pro forma data for the period ended September 29, 2013 present combined information as if the acquisitions had been completed on April 1, 2012. The pro forma results were calculated by combining the results of Vista Outdoor with the standalone results of Bushnell and Savage Arms for

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

4. Acquisitions (Continued)

the pre-acquisition periods, which were adjusted to account for certain costs which would have been incurred during this pre-acquisition period:

Six Months Ended September 29, 2013
Sales	$1,138,863
Net Income	91,923

        The unaudited supplemental pro forma data above include the following significant non-recurring adjustments made to account for certain costs which would have been incurred if the acquisition had been completed on April 1, 2012, as adjusted for the applicable tax impact:

Six Months Ended September 29, 2013
Inventory Step-up, net(1)	$(5,670)
Fees for advisory, legal, and accounting services(2)	(1,327)

(1)
Adjustment reflects the increased cost of sales resulting from the fair value step-up in inventory of $12,000 related to Savage Arms which was expensed over the first inventory cycle.

(2)
Removed the fees that were incurred in connection with the acquisition of Savage Arms from fiscal 2014, and considered those fees as incurred during the first quarter of fiscal 2013. Costs were recorded in General and administrative expense.

        Vista Outdoor made no acquisitions during the six months ended September 28, 2014.

5. Net receivables

        Net receivables are summarized as follows:

	September 28, 2014	March 31, 2014
Trade Receivables	$399,574	$303,237
Other Receivables	6,372	3,118
Less allowance for doubtful accounts	(6,273)	(5,621)

Net receivables	$399,673	$300,734

        As of September 28, 2014 and March 31, 2014 the largest individual trade receivable balance accounted for 12% and 15%, respectively of the trade receivables balance. No other customers represented more than 10% of the total trade receivable balance.

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

6. Net inventories

        Net inventories consist of the following:

	September 28, 2014	March 31, 2014
Raw materials	$116,921	$102,277
Work in process	61,133	59,604
Finished goods	254,579	263,677

Net inventories	$432,633	$425,558

7. Accumulated Other Comprehensive Loss

        The components of AOCL, net of income taxes, are as follows:

	September 28, 2014	March 31, 2014
Derivatives	$478	$—
Cumulative currency translation adjustment	(9,243)	(1,505)

Total accumulated other comprehensive loss	$(8,765)	$(1,505)

        The following table summarizes the changes in the balance of AOCL, net of income tax:

	Six months ended September 28, 2014			Six months ended September 29, 2013
	Derivatives	Cumulative Currency Translation Adjustment	Total	Derivatives	Cumulative Currency Translation Adjustment	Total
Beginning of period unrealized gain (loss) in AOCL	$—	$(1,505)	$(1,505)	$(401)	$—	$(401)
Net increase (decrease) in fair value of derivatives	478	—	478	(345)	—	(345)
Net losses reclassified from AOCI, offsetting the price paid to suppliers±	—	—	—	165	—	165
Net losses reclassified from AOCI, due to ineffectiveness±	—	—	—	999	—	999
Net change in cumulative currency translation adjustment	—	(7,738)	(7,738)	—	—	—

End of period unrealized gain (loss) in AOCL	$478	$(9,243)	$(8,765)	$418	$—	$418

±
Amounts related to our derivative instruments that were reclassified from AOCI were recorded as a component of cost of sales for each period presented.

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

7. Accumulated Other Comprehensive Loss (Continued)

        During the six months ended September 29, 2013, there was a pre-tax loss of $1,637 recognized in earnings as a result of ineffectiveness on forward contracts for copper and zinc. There was no ineffectiveness recognized in earnings for these contracts during any other fiscal periods presented. Estimated and actual gains or losses will change as market prices change.

8. Goodwill, Net Intangible Assets, and Deferred Charges and Other Non-current Assets

        The changes in the carrying amount of goodwill by segment were as follows:

	Outdoor Products	Shooting Sports	Total
Balance, March 31, 2014	$581,349	$247,889	$829,238
Opening balance sheet adjustments	722	(1,402)	(680)
Effect of foreign currency exchange rates	(4,374)	(220)	(4,594)

Balance, September 28, 2014	$577,697	$246,267	$823,964

        The opening balance sheet adjustments in Shooting Sports relate to final purchase price allocation adjustments to the original purchase price allocation for Savage Arms and the adjustments in Outdoor Products relate to the preliminary purchase price allocation for Bushnell.

        The goodwill recorded within Outdoor Products above is presented net of $47,791 of accumulated impairment losses.

        Included in net intangible assets as of September 28, 2014 and March 31, 2014 is $204,298 of other intangible assets consisting of trademarks and brand names that are not being amortized, as their estimated useful lives are considered indefinite, and amortizing assets as follows:

	September 28, 2014			March 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Total	Gross Carrying Amount	Accumulated Amortization	Total
Tradename	$184,660	$(27,991)	$156,669	$184,660	$(21,723)	$162,937
Patented technology	22,600	(7,222)	15,378	22,600	(5,956)	16,644
Customer relationships and other	197,486	(23,855)	173,631	199,512	(16,011)	183,501

Total	$404,746	$(59,068)	$345,678	$406,772	$(43,690)	$363,082

        The assets in the table above are being amortized using a straight-line method over a weighted average remaining period of approximately 13.0 years. Amortization expense related to these assets was

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

8. Goodwill, Net Intangible Assets, and Deferred Charges and Other Non-current Assets (Continued)

$15,378 in the six months ended September 28, 2014 and $5,518 in the six months ended September 29, 2013. Vista Outdoor expects amortization expense related to these assets to be as follows:

Remainder of fiscal 2015	$15,508
Fiscal 2016	29,618
Fiscal 2017	29,352
Fiscal 2018	29,352
Fiscal 2019	26,608
Thereafter	215,240

Total	$345,678

        Deferred charges and other non-current assets consist of the following:

	September 28, 2014	March 31, 2014
Gross debt issuance costs	$11,904	$12,273
Less accumulated amortization	(1,925)	(897)

Net debt issuance costs	9,979	11,376
Other non-current assets	7,248	10,894

Total deferred charges and other non-current assets	$17,227	$22,270

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

9. Other Accrued Liabilities and Other Long-term Liabilities

        The major categories of other accrued liabilities and other long-term liabilities are as follows:

	September 28, 2014	March 31, 2014
Employee benefits and insurance	$18,023	$14,379
Customer obligations	1,884	5,394
Warranty	8,309	8,158
Accrued taxes	3,215	4,505
Accrued advertising	7,030	3,051
In-transit inventory	2,763	2,316
Product liability	1,470	1,470
Rebate	27,857	17,593
Freight accrual	2,739	1,735
Other	26,276	30,002

Total other accrued liabilities	$99,566	$88,603

Environmental remediation	$330	$521
Management nonqualified deferred compensation plan	661	4,753
Non-current portion of accrued income tax liability	17,980	14,056
Performance share liability	348	1,040
Other	2,779	2,881

Total other long-term liabilities	$22,098	$23,251

        Vista Outdoor provides product warranties on certain products within the Outdoor Products and Shooting Sports segments. The Company provides consumer warranties against manufacturing defects on firearm products with a one-year warranty and a variety of its accessories products with warranties ranging primarily from one to three years. The estimated costs of such product warranties are recorded at the time the sale is recorded. Estimated future warranty costs are accrued at the time of sale based upon actual past experience, the Company's current production environment as well as specific and identifiable warranties as applicable. The warranty liability recorded at each balance sheet date reflects the estimated liability for warranty coverage for products delivered based on historical information and current trends. The following is a reconciliation of the changes in Vista Outdoor's product warranty liability during the period presented:

Balance at March 31, 2014	$8,158
Payments made	(2,115)
Warranties issued	2,392
Changes related to preexisting warranties	(126)

Balance at September 28, 2014	$8,309

10. Employee Benefit Plans

        The Company participates in several defined benefit pension plans of ATK covering the majority of its employees hired prior to January 1, 2007. ATK has tax-qualified defined benefit plans, a supplemental (nonqualified) defined benefit pension plan, a defined contribution plan, and a

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

10. Employee Benefit Plans (Continued)

supplemental (nonqualified) defined contribution plan. A qualified plan meets the requirements of certain sections of the Internal Revenue Code and, generally, contributions to qualified plans are tax deductible. A qualified plan typically provides benefits to a broad group of employees and may not discriminate in favor of highly compensated employees in coverage, benefits or contributions. In addition, ATK provides medical and life insurance benefits to certain retirees and their eligible dependents through its postretirement plans. Such plans are accounted for as multiemployer plans. As a result, no asset or liability was recorded by Vista Outdoor to recognize the funded status of these plans. The amount of expense attributable to Vista Outdoor has been allocated based on the number of participants in each of the plans.

        Upon the Spin-Off, Vista Outdoor expects to establish one or more defined benefit pension plans that provide benefits substantially identical to those provided by the ATK pension benefit plans applicable to Vista Outdoor employees who continue employment with the Company, former Vista Outdoor employees and their respective beneficiaries who participate in the ATK pension plans immediately prior to the Spin-Off.

        Each participant in an ATK pension plan as of the date of the Spin-Off will become a participant in a Vista Outdoor pension plan. As soon as practicable following the spin, ATK will cause its actuary to calculate the accrued liability as of the end of the month that the Spin-Off occurs. In addition, ATK will cause assets to be transferred from the trust established as part of the ATK pension plan to a trust established by Vista Outdoor for the Vista Outdoor pension plan benefits.

Defined Benefit Plans

        Pension Plans.    The Company participates in several defined benefit pension plans of ATK covering the majority of its employees hired prior to January 1, 2007. Eligible non-union employees hired on or after January 1, 2007 and certain union employees are not covered by a defined benefit plan but substantially all do receive an employer contribution through a defined contribution plan, discussed below. On January 31, 2013, the plans were amended for non-union employees to freeze the current pension formula benefits effective June 30, 2013 and to implement a new cash balance formula applicable to pay and service starting July 1, 2013. The cash balance formula provides each affected employee with pay credits based on the sum of that employee's age plus years of pension service as of December 31 of each calendar year, plus 4% annual interest credits. Prior to the effective date of the amendment, the plans provided either pension benefits based on employee annual pay levels and years of credited service or stated amounts for each year of credited service. ATK funds the plans in accordance with federal requirements calculated using appropriate actuarial methods. Employees' pension benefits generally vest after three or five years depending on the terms of the applicable plan. As of September 28, 2014 the portion of pension plan obligation and assets attributable to Vista Outdoor was $167,000 and $137,700, respectively.

        ATK also sponsors a nonqualified supplemental executive retirement plan which provides certain executives and highly compensated employees the opportunity to receive pension benefits in excess of those payable through tax-qualified pension plans. The benefit obligation of these plans is included in the pension information below.

        Other Postretirement Benefit Plans.    The Company participates in postretirement benefit plans of ATK. Generally, eligible employees who terminated employment from ATK on or before January 1,

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

10. Employee Benefit Plans (Continued)

2004 and were at least age 50 or 55 with at least five or 10 years of service, depending on the provisions of the applicable pension plan, are entitled to a pre- and/or post-65 healthcare company subsidy and retiree life insurance coverage. Employees who terminated employment after January 1, 2004, but before January 1, 2006, are eligible only for a pre-65 company subsidy. The portion of the healthcare premium cost borne by ATK for such benefits is based on the pension plan the employees are eligible for, years of service, and age at termination. As of September 28, 2014 the portion of other postretirement benefit plans obligation and assets attributable to Vista Outdoor was $1,883 and $0, respectively.

        The components of net periodic benefit cost allocated to Vista Outdoor from ATK are as follows:

	Pension Benefits		Other Postretirement Benefits
	Six Months Ended		Six Months Ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Service cost	$632	$939	$—	$—
Interest cost	3,520	3,517	39	43
Expected return on plan assets	(4,515)	(4,350)	—	—
Amortization of unrecognized net loss	3,220	3,939	26	35
Amortization of unrecognized prior service cost	(607)	(567)	(55)	(55)

Net periodic benefit cost	$2,250	$3,478	$10	$23

  Contributions

        During the six months ended September 28, 2014, ATK contributed $2,100 directly to the pension trust and $98 directly to retirees under its supplemental (nonqualified) executive retirement plan, associated with the Vista Outdoor allocated portion of these plans. ATK also contributed $64 to its other postretirement benefit plans, associated with the Vista Outdoor allocated portion of these plans. ATK made a qualified pension plan trust contribution of $220 in April 2014 (fiscal 2015) and is required to make additional contributions of $3,400 to meet its legally required minimum contributions for fiscal 2015 and contribute approximately $16 to its other postretirement benefit plans in fiscal 2015, associated with the Vista Outdoor allocated portion of these plans.

11. Income Taxes

        Vista Outdoor's provision for income taxes includes federal, foreign, and state income taxes. Income tax provisions for interim periods are based on estimated effective annual income tax rates.

        The income tax provisions for the six months ended September 28, 2014 and September 29, 2013 represent effective tax rates of 36.1% and 38.5%, respectively. The decrease in the rate from the prior year six month period is primarily due to the true-up of prior year taxes and lower state taxes partially offset by lower domestic manufacturing deduction (DMD) and nondeductible acquisition-related costs in the prior year.

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

11. Income Taxes (Continued)

        The IRS released final regulations relating to the capitalization of tangible personal property on September 13, 2013. Vista Outdoor is currently analyzing the impact of these new regulations and does not believe they will have a material impact on the financial statements.

        ATK or one of its subsidiaries files income tax returns in the U.S. federal, various U.S. state, and foreign jurisdictions on behalf of Vista Outdoor. With few exceptions, ATK is no longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2008. The IRS has completed the audits of ATK's tax returns for fiscal years 2011 and 2012. We believe appropriate provisions for all outstanding issues have been made for all remaining open years in all jurisdictions.

        Although the timing and outcome of audit settlements are uncertain, it is reasonably possible that a $1,254 reduction of the uncertain tax benefits will occur in the next 12 months. The settlement of these unrecognized tax benefits could result in earnings from $0 to $1,195.

12. Contingencies

        Litigation.    From time to time, Vista Outdoor is subject to various legal proceedings, including lawsuits, which arise out of, and are incidental to, the conduct of Vista Outdoor's business. Vista Outdoor does not consider any of such proceedings that are currently pending, individually or in the aggregate to be material to its business or likely to result in a material adverse effect on its operating results, financial condition, or cash flows.

        Environmental Liabilities.    Vista Outdoor's operations and ownership or use of real property are subject to a number of federal, state, and local environmental laws and regulations, as well as applicable foreign laws and regulations, including those governing the discharge of hazardous materials, remediation of contaminated sites, and restoration of damage to the environment. Vista Outdoor is obligated to conduct investigation and/or remediation activities at certain sites that it owns or operates or formerly owned or operated.

        Vista Outdoor also has been identified as a potentially responsible party ("PRP"), along with other parties, in several regulatory agency actions associated with hazardous waste sites. As a PRP, we may be required to pay a share of the costs of the investigation and clean-up of these sites. While uncertainties exist with respect to the amounts and timing of the ultimate environmental liabilities, based on currently available information, we have concluded that these matters, individually or in the aggregate, will not have a material adverse effect on our operating results, financial condition, or cash flows. The company has recorded a liability for environmental remediation of $370 as of September 28, 2014.

        Vista Outdoor could incur substantial additional costs, including cleanup costs, resource restoration, fines, and penalties or third-party property damage or personal injury claims, as a result of violations or liabilities under environmental laws or non-compliance with environmental permits. While environmental laws and regulations have not had a material adverse effect on Vista Outdoor's operating results, financial condition, or cash flows in the past, and Vista Outdoor has environmental management programs in place to mitigate these risks, it is difficult to predict whether they will have a material impact in the future.

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

13. Stock Compensation Plans

        The Company's employees participate in certain of ATK's stock-based award plans. The information below includes only Company employee stock-based award plan activity. As of September 28, 2014, the Company had stock-based compensation awards outstanding under the three stock-based incentive plans that ATK sponsors, which are the Alliant Techsystems Inc. 1990 Equity Incentive Plan, the Non-Employee Director Restricted Stock Plan, and the 2005 Stock Incentive Plan.

        There are four types of awards outstanding under ATK's stock incentive plans: performance awards, total stockholder return performance awards ("TSR awards"), restricted stock, and stock options. ATK issues treasury shares upon the payment of performance awards and TSR awards, grant of restricted stock, or exercise of stock options. Performance shares are valued at the fair value of ATK stock as of the grant date and expense is recognized based on the number of shares expected to vest under the terms of the award under which they are granted.

        ATK used an integrated Monte Carlo simulation model to determine the fair value of the TSR awards. The Monte Carlo model calculates the probability of satisfying the market conditions stipulated in the award. This probability is an input into the trinomial lattice model used to determine the fair value of the awards as well as the assumptions of other variables, including the risk-free interest rate and expected volatility of ATK's stock price in future periods. The risk-free rate is based on the U.S. dollar-denominated U.S. Treasury strip rate with a remaining term that approximates the life assumed at the date of grant. There were no TSR awards granted during the six months ended September 28, 2014.

        Restricted stock is granted to non-employee directors and certain key employees and vests over periods generally ranging from one to three years from the date of award and is valued at the fair value of ATK's common stock as of the grant date. The fair value of restricted stock is determined based on the closing market price of ATK's common stock on the grant date. Compensation expense for restricted stock is measured at the grant date based on fair value and recognized over the vesting period. Restricted stock granted to non-employee directors and certain key employees totaled 5,300 shares during the six months ended September 28, 2014.

        Stock options may be granted periodically, with an exercise price equal to the fair market value of ATK's common stock on the date of grant, and generally vest from one to three years from the date of grant. Options are generally granted with ten-year terms.

        The weighted average fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model and represents the difference between fair market value on the date of grant and the estimated market value on the expected exercise date. The option pricing model requires ATK to make assumptions. The risk-free rate is based on U.S. Treasury zero-coupon issues with a remaining term that approximates the expected life assumed at the date of grant. Expected volatility is based on the historical volatility of ATK's stock over the past seven years. The expected option life is based on the contractual term of the stock option and expected employee exercise and post-vesting employment termination trends. There were no stock options granted during the six months ended September 28, 2014. The weighted average fair value of options granted was $23.00 during the six months ended September 29, 2013.

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

13. Stock Compensation Plans (Continued)

        The following weighted average assumptions were used for grants:

Six Months Ended September 29, 2013
Risk-free rate	1.86%
Expected volatility	25.95%
Expected dividend yield	1.58%
Expected option life	7 years

        Total pre-tax stock-based compensation allocated to Vista Outdoor by ATK for the value of the awards granted to Company employees was $1,562, and $1,047 during the six months ended September 28, 2014 and September 29, 2013, respectively. The total income tax benefit recognized in the income statement for share-based compensation was $599, and $402 during the six months ended September 28, 2014 and September 29, 2013, respectively. No allocation of the APIC pool was included in the tax benefit recognized.

14. Related Party Transactions

  Allocation of General Corporate Expenses

        The unaudited condensed combined financial statements reflect an allocation of certain costs managed at the ATK level. These costs have historically been allocated to Vista Outdoor. These costs generally fall into one of the following categories:

  •
  ATK management and support services—This category includes costs for functions such as acquisition transaction costs, human resources (talent acquisition/compensation), treasury, risk management, internal audit, finance, tax, legal, executive office, business development, government relations, and other administrative support. These costs are allocated to the Company based on a percentage of sales for all of ATK or as specifically identified. The unaudited condensed combined financial statements include ATK management and support services allocations included within the general and administrative expense totaling $14,938 and $13,956 for the six months ended September 28, 2014 and September 29, 2013, respectively.

  •
  Infrastructure costs—This category includes costs for functions such as information technology support, systems maintenance, and telecommunications. These costs are generally allocated to the Company using either sales, headcount, or fixed assets. The unaudited condensed combined statement of operations reflects infrastructure costs allocations included within the general and administrative expense totaling $2,898 and $2,051 for the six months ended September 28, 2014 and September 29, 2013, respectively.

  •
  ATK-provided benefits—This category includes costs for group medical, dental and vision insurance, 401(k) savings plan, pension and postretirement benefits, and other benefits. These costs are generally allocated to the Company based on specific identification of the benefits provided to Company employees participating in these benefit plans. Medical and dental, including the human resources and finance administration of those plans, are allocated to business units based upon their year-to-date enrolled medical headcount. Postretirement benefits, including the human resources and finance administration of those plans, are allocated based upon member headcount. Pension expense is actuarially determined for individual

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

14. Related Party Transactions (Continued)

    segments and is identified directly to those segments. The pension expense determined for composite pension segments is further allocated to individual segments using total payroll. The unaudited condensed combined financial statements include ATK-provided benefits allocations totaling $29,610 and $21,751 for the six months ended September 28, 2014 and September 29, 2013, respectively.

        Management believes that the methods of allocating these costs are reasonable, and consistent with past practices.

Related Party Sales and Cost of Sales

        Vista Outdoor purchases and sells certain products and services to/from other ATK businesses. Purchases of products and services from these affiliated entities, which were recorded at sales price, were $119,667, and $111,542 for the six months ended September 28, 2014 and September 29, 2013, respectively. Sales of products and services to these entities were $5,037, and $5,840 for the six months ended September 28, 2014 and September 29, 2013, respectively. An intercompany payable of $0 and $23,756 was outstanding as of September 28, 2014 and March 31, 2014, respectively included within "Accounts payable" and no intercompany receivable was outstanding as of September 28, 2014 and March 31, 2014.

Long-term debt to Parent

        On June 20, 2013, ATK borrowed $200,000 on its Revolving Credit Facility. ATK used these borrowings in conjunction with the purchase of Savage Arms which will be a subsidiary of Vista Outdoor. As such, ATK allocated the revolver borrowings to Vista Outdoor. Subsequent to June 20, 2013 ATK paid off the full amount of revolver borrowings prior to March 31, 2014. As such no related borrowings were recorded as of September 28, 2014.

        On November 1, 2013, ATK entered into a Third Amended and Restated Credit Agreement (the "2013 Senior Credit Facility"), which replaced ATK's 2010 Senior Credit Facility. The 2013 Senior Credit Facility is comprised of a Term A Loan of $1,010,000 and a $700,000 Revolving Credit Facility, both of which mature in 2018, and a Term Loan B of $250,000. Vista Outdoor used proceeds from the 2013 Senior Credit Facility in conjunction with the purchase of Bushnell including financing costs in the amount of $1,021,273. Under the terms of the 2013 Senior Credit Facility, ATK exercised its option to increase the Term A Loan by $150,000 (the "Accordion") during the six months ended September 28, 2014. During the six months ended September 28, 2014, ATK also repaid $50,000 of its Term B Loan. As such, ATK allocated long-term debt to Vista Outdoor. This debt is not necessarily representative of Vista Outdoor's future debt levels. This debt is reflected in the unaudited condensed combined balance sheet as "Long-term debt to Parent". Net interest expense on these notes totaled $9,098 for the six months ended September 28, 2014, and is included in "Interest expense" in the unaudited condensed combined statement of earnings, interest expense is considered to be effectively settled at the time the transaction is recorded. Upon completion of the Spin-Off the debt will be carried on ATK's balance sheet.

Senior Credit Facility

        Of the debt allocated to Vista Outdoor the remaining $200,000 Term Loan B was allocated as well as $471,273 of the Term A Loan and $50,000 of the Accordion. The Term A Loan and the Revolving

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

14. Related Party Transactions (Continued)

Credit Facility, both mature in 2018, and the Term Loan B matures in 2020. The Term A Loan is subject to quarterly principal payments of $12,625 ($5,737 allocated to Vista Outdoor), the first of which was paid on March 31, 2014, with the remaining balance due on November 1, 2018. The terms of the Accordion are the same as the existing Term A Loan with the exception that it will mature on January 31, 2019, approximately three months after the existing Term A Loan. The Accordion is subject to quarterly principal payments of $1,875 ($625 allocated to Vista Outdoor), with the balance due on January 31, 2019. The Term B Loan was subject to quarterly principal payments of $625, the first of which was paid on March 31, 2014, with the remaining balance due on November 1, 2020. During the quarter ended September 28, 2014, ATK also repaid $50,000 of its Term B Loan. The Term B Loan is now subject to quarterly principal payments of $499, with the remaining balance due on November 1, 2020. Substantially all domestic tangible and intangible assets of ATK and its subsidiaries are pledged as collateral under the 2013 Senior Credit Facility. Borrowings under the 2013 Senior Credit Facility bear interest at a rate equal to either the sum of a base rate plus a margin or the sum of a Eurodollar rate plus a margin. Each margin is based on ATK's senior secured credit ratings. Based on ATK's current credit rating, the current base rate margin is 1.00% and the current Eurodollar margin is 2.00%. The weighted average interest rate for the Term A Loan, after taking into account the interest rate swaps discussed below, was 2.52% at September 28, 2014. ATK pays an annual commitment fee on the unused portion of the Revolving Credit Facility based on its senior secured credit ratings. Based on ATK's current rating, this current fee is 0.30%. As of September 28, 2014, ATK had $100,000 borrowings against the Revolving Credit Facility none of which was allocated to Vista Outdoor. Debt issuance costs of approximately $9,273 were allocated to Vista Outdoor and are being amortized to interest expense over the term of the Term Loans.

5.25% Notes

        On November 1, 2013, ATK issued $300,000 aggregate principal amount of 5.25% Senior Notes (the "5.25% Notes") that mature on October 1, 2021. The full amount of these notes were allocated to Vista Outdoor. These notes are general unsecured obligations. Interest on these notes is payable on April 1 and October 1 of each year. Debt issuance costs of approximately $3,000 related to these notes are being amortized to interest expense over the term of the notes.

Guarantees

        Additionally ATK has outstanding its 6.875% Notes. The outstanding notes are guaranteed on an unsecured basis, jointly and severally and fully and unconditionally, by substantially all of ATK's domestic subsidiaries including all of Vista Outdoor's domestic subsidiaries. These guarantees are senior or senior subordinated obligations, as applicable, of the applicable subsidiary guarantors. The guarantee by any subsidiary guarantor of ATK's obligations in respect of the 5.25% Notes and the 6.875% Notes will be released in each of the following circumstances:

  •
  if, as a result of the sale of its capital stock, such subsidiary guarantor ceases to be a Restricted Subsidiary, as defined under the terms of the Notes;

  •
  if such subsidiary guarantor is designated as an "Unrestricted Subsidiary";

  •
  upon defeasance or satisfaction and discharge of the 5.25% Notes or the 6.875% Notes, as applicable; and

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

14. Related Party Transactions (Continued)

  •
  if such subsidiary guarantor has been released from its guarantees of indebtedness under the 2013 Senior Credit Facility and all capital markets debt securities.

        Upon completion of the Spin-Off, the ATK subsidiaries included in the Vista Outdoor combined group that are guarantors of this debt will be released from this obligation.

Parent's Equity

        Transactions between Vista Outdoor and ATK have been included in the unaudited condensed combined financial statements and are considered to be effectively settled at the time the transaction is recorded. The net effect of the settlement of these transactions is reflected within "Parent's Equity" in the unaudited condensed combined balance sheets.

15. Operating Segment Information

        Vista Outdoor operates its business structure within two operating segments. These operating segments are defined based on the reporting and review process used by the chief operating decision maker, Vista Outdoor's chief executive officer. Management reviews the operating segments based on net sales and gross profit. Certain significant selling, and general and administrative expenses are not allocated to the segments. Each segment is described below:

  •
  Shooting Sports, which generated 67% of Vista Outdoor's external sales in the six months ended September 28, 2014. Shooting Sports products include pistol, rifle, rimfire and shotshell ammunition and primers, centerfire rifles, rimfire rifles, shotguns and range systems.

  •
  Outdoor Products, which generated 33% of Vista Outdoor's external sales in the six months ended September 28, 2014. The Outdoor Products product lines are optics, accessories and eyewear. Optics products include binoculars, laser range finders, riflescopes and trail cameras. Accessories products include archery accessories, blinds, decoys, game calls, gun care products, mounts, powder, reloading equipment, targets and target systems. Eyewear products include safety and protective eyewear, as well as fashion and sports eyewear.

        For the six months ended September 28, 2014 and September 29, 2013 no single customer contributed more than 10% of Vista Outdoor's sales.

        The following summarizes Vista Outdoor's results by segment:

	Six Months Ended September 28, 2014
	Shooting Sports	Outdoor Products	Corporate	Total
Net sales:
External customers	$730,511	$360,633	$—	$1,091,144
Intercompany	—	—	—	—

Total	$730,511	$360,633	$—	$1,091,144

Gross profit	$173,150	$98,700	$196	$272,046

NOTES TO THE UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands except share and per share data and unless otherwise indicated)

15. Operating Segment Information (Continued)

	Six Months Ended September 29, 2013
	Shooting Sports	Outdoor Products	Corporate	Total
Net sales:
External customers	$661,364	$123,162	$—	$784,526
Intercompany	—	—	—	—

Total	$661,364	$123,162	$—	$784,526

Gross profit	$164,281	$15,432	$(3,049)	$176,664

	Period Ended
	September 28, 2014	March 31, 2014
Total Assets
Shooting Sports	$992,388	$912,716
Outdoor Products	1,444,835	1,468,562
Corporate	75,205	76,380

Total	$2,512,428	$2,457,658

16. Subsequent Events

        Vista Outdoor has evaluated subsequent events through the date the financial statements were available, December 18, 2014 and has the following disclosure:

        Due to decreased market demand for firearms, the decline in the market value of other firearms participants and a decline in the Company's near-term projected cash flows in the Firearms reporting unit, the Company concluded that a triggering event had occurred indicating potential impairment. On December 12, 2014, Vista Outdoor determined that it was more likely than not that the fair value of the reporting unit was less than the book value including goodwill and intangibles. The Company is continuing to finalize the evaluation of the impairment of its goodwill and intangibles, but based on a preliminary analysis the Company believes the impairment will likely be in the range of $40 - $50 million. The Company expects to complete the full evaluation of the impairment analysis during the quarter ending December 28, 2014.

 INDEPENDENT AUDITORS' REPORT

To the Audit Committee of Alliant Techsystems Inc.
1300 Wilson Boulevard, Suite 400
Arlington, VA 22209

        We have audited the accompanying consolidated financial statements of Bushnell Group Holdings, Inc. and subsidiaries (the "Company"), which comprise the consolidated balance sheets as of October 31, 2013 and December 31, 2012, and the related consolidated statements of operations, comprehensive loss, stockholder's equity, and cash flows for the ten months ended October 31, 2013 and the years ended December 31, 2012 and 2011, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bushnell Group Holdings, Inc. and subsidiaries as of October 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for the ten months ended October 31, 2013, and the years ended December 31, 2012 and 2011, in accordance with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota

August 13, 2014

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

October 31, 2013 and December 31, 2012

(Dollar amounts in thousands, except per share data)

	October 31, 2013	December 31, 2012
Assets
Current assets:
Cash	$20,102	$12,321
Accounts receivable, less allowances of $19,395 and $19,782 as of October 31, 2013 and December 31, 2012, respectively	106,199	110,450
Inventories, net	154,951	115,097
Prepaids and other current assets	7,496	11,373
Deferred tax assets	20,771	17,902

Total current assets	309,519	267,143
Property, plant, and equipment, net	25,086	27,206
Inventories, noncurrent	4,420	2,760
Goodwill	191,262	191,620
Intangibles, net	296,972	301,328
Debt issue costs and other assets, net	4,552	5,604

Total assets	$831,811	$795,661

Liabilities and Stockholder's Equity
Current liabilities:
Accounts payable	$79,596	$48,127
Accrued expenses	32,093	33,757
Current portion of long-term debt	5,037	10,846

Total current liabilities	116,726	92,730
Long-term debt	604,988	570,864
Other liabilities	6,342	8,678
Deferred tax liabilities	92,746	99,765

Total liabilities	820,802	772,037

Commitments and contingencies (Note 9)
Stockholder's equity
Common stock, par value $0.01, 1,000 authorized, issued and outstanding for October 31, 2013 and December 31, 2012	—	—
Additional paid in capital	130,980	130,980
Accumulated deficit	(122,954)	(110,171)
Accumulated other comprehensive income	2,983	2,815

Total stockholder's equity	11,009	23,624

Total liabilities and stockholder's equity	$831,811	$795,661

See accompanying notes to consolidated financial statements.

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Ten Months Ended October 31, 2013, and Years Ended December 31, 2012 and 2011

(Dollar amounts in thousands)

	Ten Months Ended October 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Net sales	$473,093	$521,823	$447,721
Cost of goods sold (excluding amortization and depreciation)	310,811	333,823	288,586
Selling and marketing	76,147	83,681	73,744
General and administrative	25,504	21,676	19,644
Depreciation and amortization	27,062	30,959	28,134
Foreign currency (gain) loss	(374)	(751)	185
Other operating	9,034	4,563	5,499

Operating income	24,909	47,872	31,929
Interest expense	43,185	51,895	39,569

Loss before income taxes	(18,276)	(4,023)	(7,640)
Income tax (benefit) expense	(5,493)	4,335	707

Net loss	$(12,783)	$(8,358)	$(8,347)

See accompanying notes to consolidated financial statements.

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

Ten Months Ended October 31, 2013, and Years Ended December 31, 2012 and 2011

(Dollar amounts in thousands)

	Ten Months Ended October 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Net loss	$(12,783)	$(8,358)	$(8,347)
Other comprehensive (loss) income, net of taxes:
Foreign currency translation adjustments	168	2,170	(3,041)

Comprehensive loss	$(12,615)	$(6,188)	$(11,388)

See accompanying notes to consolidated financial statements.

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholder's Equity

Ten Months Ended October 31, 2013, and Years Ended December 31, 2012 and 2011

(Dollar amounts in thousands)

	Common Stock	Additional Paid in Capital	Accumulated deficit	Accumulated other comprehensive income	Total
Balance, January 1, 2011	$—	127,980	(93,466)	3,686	38,200
Contribution	—	3,000	—	—	3,000
Net loss	—	—	(8,347)	—	(8,347)
Foreign currency translation adjustment, net of tax expense of $1,955	—	—	—	(3,041)	(3,041)

Balance, December 31, 2011	—	130,980	(101,813)	645	29,812
Net loss	—	—	(8,358)	—	(8,358)
Foreign currency translation adjustment, net of tax expense of $2,482	—	—	—	2,170	2,170

Balance, December 31, 2012	—	130,980	(110,171)	2,815	23,624
Net loss	—	—	(12,783)	—	(12,783)
Foreign currency translation adjustment, net of tax expense of $1,161	—	—	—	168	168

Balance, October 31, 2013	$—	130,980	(122,954)	2,983	11,009

See accompanying notes to consolidated financial statements.

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Ten Months Ended October 31, 2013, and Years Ended December 31, 2012 and 2011

(Dollar amounts in thousands)

	Ten Months Ended October 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Cash flows from operating activities:
Net loss	$(12,783)	$(8,358)	$(8,347)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	27,062	30,959	28,134
Deferred income taxes	(6,877)	2,719	(2,293)
Loss (gain) on disposal of fixed assets	9	(83)	37
(Gain) loss on foreign currency transactions	(278)	(857)	288
Gain on fair value of interest rate exchange agreement	(2,476)	(762)	(3,527)
(Gain) loss on fair value of foreign currency rate exchange agreement	(656)	2,318	(1,662)
Provision for bad debt	4,099	378	877
Amortization on debt issuance costs	1,382	5,404	2,157
Paid-in kind interest on subordinated note payable	9,421	10,480	10,223
Changes in assets and liabilities, net of businesses acquired:
Accounts receivable	2,086	(30,738)	(728)
Inventories, net	(37,219)	(14,265)	8,756
Prepaids and other current assets	4,660	(19)	(780)
Accounts payable and accrued expenses	30,535	13,138	(5,119)
Other liabilities	(603)	(1,414)	1,357

Net cash provided by operating activities	18,362	8,900	29,373

Cash flows from investing activities:
Purchase of property, plant, and equipment	(4,631)	(10,122)	(9,076)
Proceeds from sale of property, plant, and equipment	292	48	393
Payment for acquisition of Gold Tip (net of cash acquired)	(18,044)	—	—
Payment for acquisition of Primos (net of cash acquired)	—	(49,499)	—
Payment for acquisition of Night Optics USA (net of cash acquired)	—	—	(6,198)
Payment for acquisition of Ultroptic (Spain) (net of cash acquired)	—	—	(48)

Net cash used in investing activities	(22,383)	(59,573)	(14,929)

Cash flows from financing activities:
Debt issuance costs paid	—	(6,472)	—
Payments on long-term debt	(620)	(27,081)	(12,900)
Proceeds from long-term debt	20,024	79,093	7,253
Contribution from stockholder	—	—	3,000
Payment of contingent consideration of acquisition	(5,503)	—	—

Net cash provided by (used in) financing activities	13,901	45,540	(2,647)
Effect of exchange rate changes on cash	(2,099)	(2,434)	(2,934)

Net increase (decrease) in cash and cash equivalents	7,781	(7,567)	8,863
Cash and cash equivalents, beginning of year	12,321	19,888	11,025

Cash and cash equivalents, end of year	$20,102	$12,321	$19,888

Supplemental disclosures:
Cash paid for:
Interest	$31,652	$35,926	$30,554
Income taxes, net	3,520	5,496	5,054
Noncash investing and financing activity for:
Note payable to previous owners for acquisition of Night Optics USA, Inc.	$—	$—	$4,000
Purchase of property, plant, and equipment in Accrued expenses	265	—	—

See accompanying notes to consolidated financial statements.

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(1) Significant Accounting Policies

(a)   The Company

        Bushnell Group Holdings, Inc. (Bushnell), a Delaware corporation, is a wholly owned subsidiary of MidOcean Bushnell Holdings, L.P. (MidOcean). As more fully described in Note 1(p), on November 1, 2013, Bushnell was acquired by Alliant Techsystems Inc.

        Bushnell and its subsidiaries (the Company) markets and distributes Bushnell, Tasco, Uncle Mike's, Hoppe's, Butler Creek, Stoney Point, Bollé, Serengeti, Millett, Simmons, Night Optics, Cébé, Final Approach, and Primos product lines. Bushnell, Tasco, Millett, and Simmons source and distribute high-quality sports optics products including binoculars, riflescopes, telescopes, laser rangefinders, and related accessories. Uncle Mike's, Hoppe's, Butler Creek, Stoney Point, and Final Approach market and distribute high-quality innovative products for shooting and law enforcement including swivels, slings, holsters, belts, gun care products, and other accessories. Night Optics assembles and distributes premium night vision and thermal technologies for commercial, law enforcement and military applications. Primos manufactures and distributes game calls, trigger sticks, blinds, electronic calls, decoys, and other hunting accessories. Bollé, Cébé, and Serengeti source and distribute premium sunglasses, ski goggles, and safety and tactical eyewear. Bushnell is organized into four regions—North America, Europe and Middle East Africa, Asia Pacific, and Latin America. Principal offices and regional headquarters are located in Overland Park, Kansas; Suresnes, France; and Melbourne, Australia.

(b)   Principles of Consolidation and Concentrations

        The consolidated financial statements include the accounts of Bushnell and its subsidiaries. Intercompany balances have been eliminated in consolidation.

        Approximately, 31.8%, 34.1% and 40.4% of net sales were to international customers for the ten months ended October 31, 2013 and years ended December 31, 2012 and 2011, respectively.

(c)   Revenue Recognition and Accounts Receivable

        The Company recognizes revenue from product sales when the goods are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed and determinable. Sales are reduced by allowances and discounts. Amounts that are charged to customers to deliver products are included in sales, and the associated shipping and handling costs are included in cost of goods sold.

        Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of operations.

        Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company presents its account receivables net of allowances for cooperative advertising credits, cash discounts, sales returns, and doubtful accounts. The Company reviews these allowances and determines the amounts based on historical write-off experience.

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(1) Significant Accounting Policies (Continued)

(d)   Inventories

        Inventories are stated at the lower of cost (first-in, first-out (FIFO) method) or market. The company marks inventory items to the lower of cost or market by using forecasts, historical inventory and sale records to identify items that are discontinued, slow-moving or obsolete to determine those items where market is lower than cost. A reserve is established to reduce these items to market. The reserve for inventory was $16,366 and $13,492 as of October 31, 2013 and December 31, 2012, respectively, due to quantities in excess of current requirements. Management believes that this reduces inventory to its lower of cost or market, and no additional loss will be incurred upon disposition of the excess quantities.

        Noncurrent inventories consist of inventory items that Management believes, based on historical trends, will be sold; but for which the sales process will not be complete for more than one year.

(e)   Property, Plant, and Equipment

        Property, plant, and equipment are stated at cost, net of accumulated depreciation. Property, plant, and equipment acquired in connection with business combinations are recorded at estimated fair values at the date of acquisition based primarily upon independent appraisals.

        Depreciation is provided using the straight-line method, which depreciates costs over the estimated useful lives of the assets, which range from three to ten years. Maintenance and repairs are charged to expense as incurred. The cost and related accumulated depreciation are removed from the respective accounts upon retirement or sale of property, plant, and equipment. Gains or losses on disposal or sale of such property, plant, and equipment are reflected in income in the year of disposition.

(f)    Goodwill and Intangible Assets

        Goodwill and intangible assets acquired in connection with business combinations are recorded at estimated fair values at the date of acquisition. Goodwill represents the excess of cost over fair value of the net assets of businesses acquired. The Company performs its annual impairment review of goodwill at September 30, or when a triggering event occurs between annual impairment tests using a qualitative analysis, step 0. The Company determined there was no impairment as of September 30, 2013. The Company has determined that the reporting units for its goodwill impairment review are based on geographical regions and include North & Latin America, Europe, and Asia Pacific which is how management regularly reviews the operating results. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives, and reviewed for impairment.

        The components of intangible assets, with their respective useful lives, are as follows:

Trademarks	3 to 50 years
Customer lists	2 to 20 years
Patents and other	1 to 40 years

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(1) Significant Accounting Policies (Continued)

(g)   Impairment of Long-Lived Assets

        Long-lived assets, such as property, plant, and equipment, and amortizable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment charges recorded during the periods presented herein.

(h)   Debt Issue Costs

        Fees associated with the issuance of indebtedness are capitalized and amortized over the life of the corresponding debt, using the effective-interest method. The amortization charges are included as additional interest expense.

(i)    Translation of Foreign Currencies

        Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates in effect as of the consolidated balance sheet dates. Foreign currency-denominated operations are translated at the weighted average exchange rate in effect during the period. Consolidated translation gains and losses are not included in determining net income, but are accumulated in other comprehensive income as a separate component of stockholders equity.

(j)    Derivative Financial Instruments

        Derivative instruments are recorded on the consolidated balance sheets at their respective fair value. From time to time, the Company holds certain derivative instruments to manage various types of market risk from its day-to-day operations, primarily foreign currency exchange agreements and interest rate exchange agreements.

        While management believes each of these instruments primarily were entered into in order to manage effectively the various market risks, the Company doesn't designate these instruments as hedges for accounting purposes as defined by Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 815, Derivatives and Hedging. As a result, changes in fair value are included in the statements of operations.

(k)   Share-Based Compensation

        The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is recognized over the vesting period during which an employee is required to provide service in exchange for the award.

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(1) Significant Accounting Policies (Continued)

(l)    Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the consolidated financial statement carrying amounts and the tax bases of assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

(m)  Use of Estimates in Consolidated Financial Statements

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the valuation of the carrying amount of property, plant, and equipment; intangibles and goodwill; valuation allowances for receivables; inventories; and deferred income tax assets and tax valuation allowances. Actual results could differ from those estimates. Changes in estimates are recorded in the period that the change occurs.

(n)   Advertising Costs

        Advertising costs are expensed as incurred. Advertising costs amounted to $24,277, $26,710 and $22,557 for the ten months ended October 31, 2013 and years ended December 31, 2012 and 2011, respectively. Advertising costs include but are not limited to buyer's guides, direct response advertising, industrial and consumer publications, catalogues, cooperative advertising, point-of-sale material, product placement, and sponsorships.

(o)   Fair Value of Long Term Debt

        The fair value of the variable-rate long-term debt is calculated based on current market rates for debt of the same risk and maturities. The fair value of the fixed-rate debt is based on market quotes for each issuance. Management considers these to be Level 2 instruments.

(p)   Subsequent Events

        The Company evaluated subsequent events for recognition or disclosure through August 13, 2014, the date on which the consolidated financial statements were available to be issued. Except as disclosed below, no matters were identified.

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(1) Significant Accounting Policies (Continued)

        On November 1, 2013 the Company was acquired by Alliant Techsystems Inc. pursuant to a Stock Purchase Agreement dated as of September 4, 2013 (the "Stock Purchase Agreement") among the Company, Bushnell Group Holdings, Inc. and MidOcean Bushnell Holdings, L.P. The consideration for the Bushnell Acquisition consisted of $985,000 in cash, net of cash acquired, and subject to customary post-closing adjustments.

        On November 1, 2013, in connection with the acquisition discussed above, all borrowings under revolving credit agreements and long-term debt were repaid in full. The carrying value of the repaid revolving credit agreements and long-term debt at October 31, 2013 was $56,836 and $553,189, respectively.

        Subsequent to October 31, 2013 the outstanding Class C-1 units of MidOcean, which were held by certain employees of the Company, vested and were settled, as more fully discussed in Note 11.

(2) Changes To Financial Statements

        The Company has made adjustments to the financial information as previously consolidated into the financial statements of MidOcean Bushnell Holdings, L.P. as of December 31, 2012 and 2011. The following sets forth the previously reported amounts of MidOcean Bushnell Holdings, L.P. and the corrected amounts of selected items within the balance sheet as of December 31, 2012 and within the statement of operations, statement of comprehensive loss and cash flows for the years ended December 31, 2012 and 2011. The adjustments relate primarily to the provisions for inventory obsolescence and uncollectible receivables, the timing of revenue recognition, certain operating expenses and income taxes.

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(2) Changes To Financial Statements (Continued)

Selected Balance Sheet Data:

December 31, 2012
Cash:
As previously reported	$12,426
Revised	12,321
Accounts receivable:
As previously reported	111,846
Revised	110,450
Inventory:
As previously reported	127,407
Revised	115,097
Prepaids and other current assets:
As previously reported	13,246
Revised	11,373
Deferred tax assets:
As previously reported	14,191
Revised	17,902
Property, plant and equipment, net:
As previously reported	29,552
Revised	27,206
Inventories, noncurrent:
As previously reported	—
Revised	2,760
Accounts Payable:
As previously reported	48,366
Revised	48,127
Accrued Expenses:
As previously reported	28,519
Revised	33,757
Deferred tax liabilities:
As previously reported	89,255
Revised	99,765

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(2) Changes To Financial Statements (Continued)

    Selected Operations Data:

	2012	2011
Net sales:
As previously reported	$521,972	448,054
Revised	521,823	447,721
Cost of goods sold:
As previously reported	288,871	244,410
Revised	333,823	288,586
Distribution and other product costs:
As previously reported	44,390	39,400
Revised	—	—
Selling and marketing:
As previously reported	83,530	73,772
Revised	83,681	73,744
General and administrative:
As previously reported	21,795	19,503
Revised	21,676	19,644
Foreign currency (gain) loss:
As previously reported	(857)	288
Revised	(751)	185
Other operating:
As previously reported	5,404	1,153
Revised	4,563	5,499
Operating income:
As previously reported	47,880	41,394
Revised	47,872	31,929
Income tax expense (benefit):
As previously reported	(1,999)	3,289
Revised	4,335	707
Net loss:
As previously reported	(2,016)	(1,464)
Revised	(8,358)	(8,347)
Selected Comprehensive Loss Data:
Comprehensive income (loss):
As previously reported	122	(4,078)
Revised	(6,188)	(11,388)

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(2) Changes To Financial Statements (Continued)

Selected Cash Flows Data:

	2012	2011
Net loss:
As previously reported	$(2,016)	(1,464)
Revised	(8,358)	(8,347)
Deferred income taxes:
As previously reported	(6,961)	(3,199)
Revised	2,719	(2,293)
Change in accounts receivable:
As previously reported	(28,911)	(144)
Revised	(30,738)	(728)
Change in inventory:
As previously reported	(13,337)	3,970
Revised	(14,265)	8,756
Change in prepaids and other current assets:
As previously reported	(205)	(1,082)
Revised	(19)	(780)
Change in accounts payable and accrued expenses:
As previously reported	13,833	(7,698)
Revised	13,138	(5,119)
Purchase of property, plant, and equipment:
As previously reported	(12,468)	(10,028)
Revised	(10,122)	(9,076)
Payments on long-term debt:
As previously reported	(15,681)	(11,500)
Revised	(27,081)	(12,900)
Proceeds from long-term debt:
As previously reported	71,575	4,000
Revised	79,093	7,253
Proceeds from (payments on) revolver, net:
As previously reported	$(3,882)	1,853
Revised	—	—
Effect of exchange rate changes on cash:
As previously reported	469	1
Revised	(2,434)	(2,934)

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(2) Changes To Financial Statements (Continued)

        As a result of the corrections in 2011, as noted above, the January 1, 2012 accumulated deficit increased $6,883.

(3) Acquisitions

        Effective September 1, 2011, the Company acquired 100% of the outstanding stock of Night Optics USA, Inc. (Night Optics) via a stock purchase agreement. The Night Optics brand adds premium night vision and thermal imaging product lines, which will expand the Bushnell product portfolio among law enforcement, military, and security markets. The results of the Night Optics operations have been included in the consolidated financial statements since the date of acquisition.

        Total cost of the Night Optics acquisition, excluding direct costs of $285 incurred, aggregated to $10,273 of which $6,198 was in cash, net of $75 cash acquired, the remainder consisted of a note payable to Night Optics, as discussed in Note 7. The fair value of assets and liabilities recorded in connection with the acquisition is presented below:

September 1, 2011
Current assets	$2,295
Deferred tax asset	29
Intangible assets	7,344
Goodwill	799

Total assets acquired	10,467
Current liabilities	(194)

Total purchase price	$10,273

        Of the $7,344 of acquired intangible assets, $4,646 was assigned to trademarks, $1,366 was assigned to non-compete agreements, and $1,332 was assigned to customer lists. All intangibles are being amortized on a straight-line basis over the expected useful life, which ranges from 5 to 40 years. The goodwill arising from the acquisition consists largely of expected future earnings and cash flows from the existing management team, as well as synergies created by the integration of the new business within the Company. The majority of the goodwill recognized is deductible for tax purposes.

        Effective May 1, 2012, the Company acquired 100% of the outstanding stock of OPT Holdings, Inc. and subsidiaries. This acquisition included the subsidiary Primos, Inc., a leading provider of hunting accessories in the United States. The results of the OPT Holdings, Inc. operations have been included in the consolidated financial statements since the date of acquisition.

        Total cost of the OPT Holdings, Inc. acquisition, excluding direct costs of $659 incurred, aggregated to $55,511 which was funded through the April 17, 2012 amendment and extension of the Company's existing credit agreement. Included in this aggregate amount is $5,503 related to an earnout agreement. This amount was paid on April 25, 2013. As a result of purchase accounting for OPT Holdings, Inc., the Company wrote up inventory to fair value and subsequently charged the write-up of $904 to cost of sales as the inventory was sold. The consolidated statements of operations for the year

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(3) Acquisitions (Continued)

ended December 31, 2012 reflect the inventory step-up in cost of goods sold. As part of the purchase, management reviewed the assets and liabilities acquired and the assumptions used to estimate their fair value. The fair value of assets and liabilities recorded in connection with the acquisition is presented below:

May 1, 2012
Cash	$673
Accounts Receivable	4,958
Inventory	13,380
Prepaids & Other	1,228
Deferred tax asset	1,040
Fixed assets	2,823
Intangible assets	31,527
Goodwill	16,308

Total assets acquired	71,937
Current liabilities	(4,275)
Deferred tax liability	(12,151)

Total purchase price	$55,511

        Of the $31,527 of acquired intangible assets, $20,816 was assigned to trademarks, $1,128 was assigned to patents, and $9,583 was assigned to customer lists. All intangibles are being amortized on a straight-line basis over the expected useful life, which ranges from 5 to 40 years. Goodwill arising from this acquisition is primarily attributed to anticipated synergies and other intangibles that do not qualify for separate recognition. A portion of the goodwill recognized is deductible for tax purposes.

        Effective February 1, 2013, the Company acquired 100% of the outstanding stock of Gold Tip, LLC, Bee Stinger, LLC, and Advanced Arrow S. de R.L. de C.V Mexico. Gold Tip is a leading manufacturer of arrows and archery products for target archery and bow and cross bow hunting. Bee Stinger manufacturers premium bow stabilizers. This acquisition is expected to enhance Bushnell's presence in the archery category. The purchase price included a cash payment of approximately $18,042. As a result of purchase accounting for Gold Tip, LLC, Bee Stinger, LLC and Advanced Arrow S. de R.L. de C.V Mexico, the Company wrote up inventory to fair value and subsequently charged the write-up of $374 to cost of sales as the inventory was sold. The consolidated statements of operations for the period ended October 31, 2013 reflect the inventory step-up in cost of goods sold.

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(3) Acquisitions (Continued)

        The fair value of assets and liabilities recorded in connection with the acquisition is presented below:

February 1, 2013
Accounts Receivable	$1,926
Inventory	4,454
Prepaids & Other	62
Fixed assets	1,437
Intangible assets	11,830
Goodwill	429

Total assets acquired	20,138

Current liabilities	(2,096)

Total purchase price	$18,042

        Of the $11,830 of acquired intangible assets, $3,740 was assigned to trademarks, $2,590 was assigned to patents, and $5,500 was assigned to customer lists. All intangibles are being amortized on a straight-line basis over the expected useful life, which ranges from 5 to 40 years. The goodwill arising from the acquisition consists largely of expected future earnings and cash flows from the existing management team, as well as synergies created by the integration of the new business within the Company. The majority of the goodwill recognized is deductible for tax purposes.

(4) Inventories

        The major components of inventories are as follows:

	October 31, 2013	December 31, 2012
Raw materials	$3,600	3,354
Work in process	13,081	8,313
Finished goods	142,690	106,190

Inventories, net	$159,371	117,857

        We classify a portion of our inventories as non-current because we do not expect this portion to be sold within one year. The classification of our inventories is as follows:

	October 31, 2013	December 31, 2012
Current	$154,951	115,097
Non-current	4,420	2,760

Total Inventories	$159,371	117,857

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(5) Property, Plant, and Equipment

        The major components are as follows:

	October 31, 2013	December 31, 2012
Buildings and improvements	$5,081	5,029
Machinery and equipment	14,166	13,683
Furniture and fixtures	8,271	6,561
Computer software and equipment	17,598	14,487
Tooling	18,449	15,230
Construction in progress	3,370	4,535

Total property, plant, and equipment	66,935	59,525
Less accumulated depreciation	(41,849)	(32,319)

Property, plant, and equipment, net	$25,086	27,206

        Depreciation expense for the ten months ended October 31, 2013, and years ended December 31, 2012 and 2011 was $9,626, $8,874 and $7,252, respectively.

(6) Goodwill and Intangibles

        As of October, 31, 2013 and December 31, 2012, intangible assets consist of the following:

	October 31, 2013
	Gross carrying amount	Weighted average amortization period (years)	Accumulated amortization	Net carrying amount
Amortized intangible assets:
Trademarks	$203,855	33	$(44,054)	$159,801
Patents	38,902	8	(20,893)	18,009
Customer lists	96,228	10	(44,301)	51,927
Other intangibles	86,904	24	(19,669)	67,235

Total	$425,889		$(128,917)	$296,972

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(6) Goodwill and Intangibles (Continued)

	December 31, 2012
	Gross carrying amount	Weighted average amortization period (years)	Accumulated amortization	Net carrying amount
Amortized intangible assets:
Trademarks	$223,177	30	$(38,184)	$184,993
Patents	38,534	8	(18,081)	20,453
Customer lists	96,763	10	(38,908)	57,855
Other intangibles	54,445	22	(16,418)	38,027

Total	$412,919		$(111,591)	$301,328

        Amortization expense for the ten months ended October 31, 2013, and years ended December 31, 2012 and 2011 was $17,436, $22,085 and $20,882, respectively. Estimated amortization for the next five years and thereafter would have been $21,000 in 2014; $20,459 in 2015; $19,836 in 2016; $18,881 in 2017; $17,922 in 2018; and $199,099 thereafter.

        The changes in the carrying amount of goodwill are as follows:

Balance as of January 1, 2012	$174,174
Additions	210
Primos acquisition	16,308
Foreign currency fluctuation	928

Balance as of December 31, 2012	191,620
Additions	29
Foreign currency fluctuation	(387)

Balance as of October 31, 2013	$191,262

        The Company performed its annual assessment of the recoverability of the goodwill as of September 30, 2013 and concluded that the goodwill was not impaired.

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(7) Long-Term Debt and Revolving Credit Facilities

        Long-term debt consisted of the following:

	October 31, 2013	December 31, 2012
Revolving credit facility, due August 24, 2015.	$49,600	30,000
Canadian and Australian revolving credit facilities	7,236	7,322
Term debt, payable in 1% per annum, quarterly outstanding principal balance with interest at LIBOR plus 4.25% at October 31, 2013, interest due quarterly, with unpaid principal and interest due August 24, 2015. This debt was restructured by adding the remaining principal balance of the term debt due August 24, 2013, as noted below, during the period ended October 31, 2013	247,401	240,880
Term debt, payable in 1% per annum, quarterly outstanding principal balance with interest at LIBOR plus 4.5% at October 31, 2013 interest due quarterly, with unpaid principal and interest due August 24, 2015	22,428	22,428
Term debt, with interest at LIBOR plus 4.25% at December 31, 2012, with unpaid principal and interest due August 24, 2013. This debt was restructured by adding the remaining principal balance to the term debt due August 24, 2015, as noted above, during the period ending October 31, 2013	—	7,141
Second-lien term loan with interest at LIBOR plus 7.50% at October 31, 2013, interest due quarterly, with unpaid principal and interest due February 24, 2016	156,325	156,325
Second-lien term loan with interest at LIBOR plus 8.00% at October 31, 2013, interest due quarterly, with unpaid principal and interest due February 24, 2016	48,675	48,675
Subordinated note payable with PIK interest at 16.00%, compounded quarterly, with unpaid principal and interest due August 24, 2016	75,860	66,439
Night Optics USA, Inc. note payable, semi-annual payments of $0.5, with unpaid principal and interest due December 6, 2013 and interest at 8.00%	2,500	2,500

	610,025	581,710
Less current portion	(5,037)	(10,846)

	$604,988	570,864

        As discussed in Note 1(p), on November 1, 2013, in connection with Bushnell's acquisition by Alliant Techsystems, Inc., all borrowings under revolving credit agreements and long-term debt above were repaid in full. No premium or penalty was incurred as a result of this payoff.

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(7) Long-Term Debt and Revolving Credit Facilities (Continued)

        Concurrent with the MidOcean purchase, Bushnell entered into a credit agreement (the Credit Agreement) consisting of $278,000 term debt and a $40,000 revolving credit facility. The borrowed funds were used, in part, to retire all existing debt instruments. On April 17, 2012, the Company completed an amendment of its Credit Agreement. Significant terms of the amendment included the extension of the maturity dates of the existing debt instruments by two years. This resulted in maturity dates ranging from August 2013 to August 2016. In addition, the amendment established a floor for the calculation of the periodic interest charge and increased the fixed spread added to this floor. The amendment also included an increase to the revolving credit facility from $40,000 to $50,000. Incremental term loan borrowing of $71,575 was used to fund acquisition of OPT Holdings, Inc., amendment fees, and $13,575 pay down of the Subordinated Note Payable. The amendment changed the maximum consolidated leverage ratio to 7.00 from 5.25.

        The effective-interest rate at October 31, 2013 for the Credit Agreement was at 5.75%. The effective-interest rate at October 31, 2013 for the revolving credit facility was 6.8728%. The Credit Agreement contains a material adverse change clause and a variety of covenants, including the requirement that the Company maintain a consolidated leverage ratio below a stated threshold, as well as maximum annual capital expenditures. As of October 31, 2013, the Company was in compliance with these covenants. The Credit Agreement is collateralized by substantially all of the domestic assets of the Company.

        Also, in 2007, the Company entered into a Second Lien Credit Agreement consisting of $156,325 term debt. The effective-interest rate at October 31, 2013 was 9.0%. The Second Lien Credit Agreement contains a material adverse change clause and a variety of covenants, including the requirement that the Company maintain a consolidated leverage ratio below a stated threshold, as well as maximum annual capital expenditures. As of October 31, 2013, the Company was in compliance with these covenants. The Second Lien Credit Agreement is collateralized by substantially all of the domestic assets of the Company.

        In 2007, the Company entered into a subordinated note payable (the Note). The Note bears Payment in Kind (PIK) interest at 16.0% per annum, compounded quarterly. The Note contains a maximum capital expenditure covenant and a material adverse change clause. As of October 31, 2013, the Company was in compliance with this covenant.

        The Company's Australian subsidiary has a revolving credit facility primarily to fund working capital requirements. At October 31, 2013, the credit facility of A$3,500 Australian dollars, of which $3,326 (A$3,500) was outstanding, had an effective rate of interest of 6.67%. The facility is collateralized by substantially all of the assets of the subsidiary. The facility is subject to a variety of covenants that require the subsidiary to maintain certain ratios, including interest charge coverage, and capital adequacy. The covenants also establish a required minimum tangible net worth. As of October 31, 2013, the Company was in compliance with these covenants.

        The Company's Canadian subsidiary has a revolving credit facility primarily to fund working capital requirements. At October 31, 2013, the credit facility in the amount of C$6,000 Canadian dollars, of which $3,928 (C$4,085) was outstanding, had an effective rate of interest of 4.25%. The facility was established in September 2009. The facility is collateralized by substantially all of the assets of the

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(7) Long-Term Debt and Revolving Credit Facilities (Continued)

subsidiary. The facility is subject to a calculated borrowing base and the covenants establish a required total liabilities to tangible net worth ratio. At October 31, 2013, the Company was in compliance with these covenants.

        In 2011, the Company entered into a note payable to the sellers of Night Optics for $4,000 due in semi-annual installments following the six-month anniversary of the Closing Date (August 31, 2011). These semi-annual payments are $500 plus accrued and unpaid interest on the principal amount outstanding at the rate of 8% per annum. All unpaid principal and accrued but unpaid interest then outstanding will be due and payable on the second anniversary of the Closing Date. At October 31, 2013, the outstanding balance was $2,500.

        Expenses amounting to $6,472 associated with the April 2012 credit agreement amendment were capitalized in 2012 and are being amortized over the terms of the financing agreements utilizing the effective-interest method. All other unamortized debt issue cost from the original credit agreement and amendments prior to April 2012 was written off and recorded within interest expense on the statement of operations. Amortization of $1,382, $5,404 and $2,157 was recorded as interest expense during the ten months ended October 31, 2013, and years ended December 31, 2012 and 2011, respectively. The unamortized debt issue costs at December 31, 2012 and 2011 were $3,998 and $4,307, respectively.

        Maturities of long-term debt for the years subsequent to October 31, 2013 would have been:

2014	$5,037
2015	324,128
2016	280,860

$610,025

(8) Income Taxes

        The provision for income taxes on income (loss) from continuing operations before income taxes is as follows:

	Ten Months Ended October 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Current:
Federal	$—	—	—
State and foreign	3,762	4,519	5,936
Deferred income tax benefit	(9,255)	(184)	(5,229)

Income tax (benefit) expense	$(5,493)	4,335	707

        The difference between the provision for income taxes from continuing operations and the amount computed by applying the statutory federal income tax rate of 34% is due to differing tax rates in foreign jurisdictions, state income taxes, foreign tax credits, valuation allowances, and nondeductible expenses.

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(8) Income Taxes (Continued)

        Included in deferred income tax benefit is $0, $4,834 and $2,625 of net operating loss carryforwards (NOL) utilization for the ten months ended October 31, 2013 and years ended December 31, 2012 and 2011, respectively.

        Net deferred taxes consist of the following:

	October 31, 2013	December 31, 2012
Deferred tax assets:
Accounts receivable and inventory reserves	$10,806	12,175
Property, plant, and equipment	472	—
Accrued liabilities	9,846	4,897
Foreign tax credits	854	1,185
Alternative minimum tax credits	505	460
Accrued interest and interest rate exchange agreement	—	4,221
Net operating and capital loss carryforwards	23,870	27,973

Total deferred tax assets	46,353	50,911
Less valuation allowance	6,952	7,434

Net deferred tax assets	39,401	43,477

Deferred tax liabilities:
Property, plant, and equipment	—	(219)
Intangible assets	(105,216)	(110,596)
Accrued interest and interest rate exchange agreement	(914)	—
Other	(5,246)	(14,525)

Total deferred tax liabilities	(111,376)	(125,340)

Net deferred tax liabilities	$(71,975)	(81,863)

        As of October 31, 2013 and December 31, 2012, the Company has a net deferred tax liability of approximately $64,680 and $72,714, respectively, for domestic jurisdictions, and approximately $7,295 and $9,149, respectively, for foreign jurisdictions.

        The Company is required to assess the ultimate realization of deferred tax assets using a "more-likely than-not" assessment of realization. In assessing the realizability of deferred tax assets, management considers whether it is "more likely than not" that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment.

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(8) Income Taxes (Continued)

        The Company recorded a valuation allowance of $6,952 and $7,434 at October 31, 2013 and December 31, 2012, respectively. The valuation allowance is based upon management's assessment that it is more likely than not certain state NOLs, foreign tax credits, and capital losses will not be realized prior to expiration.

        The Company cannot assure it will be able to realize its deferred tax assets or that future valuation allowances will not be required. The failure to realize deferred tax assets would adversely affect the Company's results of operations and financial position. The Company believes that it is "more likely than not" that the deferred tax assets, net of the valuation allowance as of October 31, 2013, will be realized.

        As of October 31, 2013 and December 31, 2012, included in the net deferred tax liability, the Company had available NOL carryforwards and capital loss carryforwards for federal income tax purposes of approximately $20,678 and $24,247, respectively. These carryforwards expire in the years 2016 through 2031. A portion of these carryforwards are subject to Internal Revenue Code Section 382 limitations, which impact the timing and amounts of NOLs to be used annually. At October 31, 2013 and December 31, 2012, the Company had available NOL and capital loss carryforwards for state income tax purposes of approximately $2,219 and $2,969, respectively, which begin to expire in 2015. Additionally, the Company had available NOL carryforwards for foreign income tax purposes of $973 and $757, respectively.

        At October 31, 2013, the Company has elected to treat all of its earnings in foreign jurisdictions as permanently invested, with the exception of the United Kingdom (UK), Canada, Australia, and Hong Kong. Should these earnings be distributed, these amounts would be subject to US federal income tax at the statutory rate less available foreign tax credits, if any, and potentially subject to withholding tax in the various jurisdictions. The taxes provided on the cumulative undistributed earnings of the UK, Canada, Australia, and Hong Kong were approximately $6,000.

        The Company has classified uncertain tax positions as non-current income tax liabilities unless expected to be paid within one year. A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows:

	October 31, 2013	December 31, 2012	December 31, 2011
Unrecognized Tax Benefits—beginning of period	$12,196	$5,377	$3,720
Gross increases—tax positions in prior periods		2,780
Gross decreases—tax positions in prior periods
Gross increases—current-period tax positions		4,039	1,657
Settlements
Lapse of statute of limitations
Unrecognized Tax Benefits—end of period	$12,196	$12,196	$5,377

        The Company evaluates whether tax positions taken by the Company will "more likely than not" be sustained upon examination by the appropriate taxing authority. It is the Company's policy to recognize interest and penalties related to income tax matters in income tax expense. As of October 31,

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(8) Income Taxes (Continued)

2013, December 31, 2012 and 2011, the Company did have uncertain tax positions of $12,196, $12,196 and $5,377, respectively. The settlements of these unrecognized tax positions as of October 31, 2013, December 31, 2012 and 2011 could result in earnings from $0 to $11,668; $0 to $11,668; and $0 to $5,155, respectively. No interest and penalties were recorded for the ten months ended October 31, 2013 and years ended December 31, 2012 and 2011 as a result of NOL carryforwards.

        While it is expected that the amount of unrecognized tax benefits will change in the next 12 months, the Company does not expect this change to have a material impact on the results of operations or the financial position of the Company.

        The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and local jurisdictions. Tax years 1997 through 2002 and 2006 through 2013 remain open to examination for U.S. federal income tax, and tax years 1997 through 2002 and 2006 through 2012 remain open to examination by significant state tax jurisdictions. The Company and its subsidiaries are also subject to income tax in various foreign jurisdictions. The tax years open to examination vary by jurisdiction from 2001 through 2013.

(9) Commitments and Contingencies

        The Company leases certain facilities and equipment under operating leases expiring on various dates. Certain leases also contain option renewal periods and purchase options. Future minimum lease payments of significant, noncancelable operating, leases as of October 31, 2013 were:

2014	$4,430
2015	3,769
2016	3,066
2017	2,211
2018	1,128
Thereafter	555

Total	$15,159

        Total rental expense for the ten months ended October 31, 2013 and years ended December 31, 2012 and 2011 was $3,837, $4,705 and $3,707, respectively.

        The Company has a non-cancellable warehousing services agreement through March 2014. Future minimum payments under the agreement would have been $757 during the year ending October 31, 2014.

        The Company also is party to certain litigation and claims arising out of the normal course of business. In the opinion of management, the Company's liability, if any, under any pending claims or litigation would not have a material adverse effect on the Company's financial position, results of its operations or cash flows.

        The Company provides warranty reserves for product defects as they become known. Warranty claim reserves are reviewed periodically, and reserves are adjusted to reflect properly the remaining

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(9) Commitments and Contingencies (Continued)

estimated costs to complete the repair or replacement. The warranty reserve is recorded in accrued expenses in the consolidated balance sheets. The following is a reconciliation of changes in the warranty reserve:

	Ten Months Ended October 31, 2013	Year ended December 31, 2012
Beginning balance	$3,185	2,941
Warranty provision	2,489	2,408
Warranty settlements	(2,815)	(2,137)
Foreign currency fluctuation	(41)	(27)

Ending balance	$2,818	3,185

(10) Employee Retirement Plans

        The Company has a contributory retirement 401(k) plan (the 401(k) Plan) for substantially all of its hourly and salaried employees in the United States. Participants can contribute up to the maximum allowable by law of total eligible wages, subject to an index per year maximum. The Company will make matching contributions in an amount equal to 100% of the first 1% of eligible wages contributed by the participants and 50% of the next 6% of eligible wages contributed by the participants. Participants are immediately vested in their own contributions and vest at a rate of 25% per year in the Company's matching contributions. For the ten months ended October 31, 2013 and years ended December 31, 2012 and 2011, the Company's matching contribution to the 401(k) Plan was $500, $381 and $370, respectively.

(11) Equity Based Compensation

        Employees of the Company hold Class C units of MidOcean, the parent of the Company. All partnership units entitle a partner to allocations of profits and losses and distributions of cash and other property. The partnership may at any time issue all or any of the authorized but unissued units. Class C-1 units vest ratably over five years or 100% upon a sale of the partnership. Class C-2 common units vest ratably over five years so long as a performance target based on Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) are met or 100% upon sale of the partnership if internal rate of return targets are met. Unvested Class C units (incentive units, collectively) forfeit upon termination of the holder's employment with the partnership or any of its subsidiaries. During 2011, 98,000 Class C-1 units and 78,000 Class C-2 units were issued to employees of the Company and no Class C units were forfeited. During 2012 9,000 Class C-1 units and 9,000 Class C-2 units were issued to employees of the Company and no Class C units were forfeited. The fair value of the incentive units at time of grant was not material.

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(11) Equity Based Compensation (Continued)

        The table below shows the activity for Class C-1 units and Class C-2 units issued to or held by employees of the Company through October 31, 2013.

	Authorized	December 31, 2012	Issued	Forfeited	October 31, 2013
Class C-1 units	655,000	648,000	3,000	—	651,000
Class C-2 units	294,000	286,000	3,000	—	289,000

        In accordance with the Class C-1 units vesting terms discussed above, outstanding units totaling 651,000 vested. The 289,000 Class C-2 units did not vest as of October 31, 2013, as the internal rate of return targets discussed above were not met.

(12) Derivatives

        On April 20, 2012, the Company terminated the interest rate exchange agreements from prior periods and entered into a new interest rate exchange agreement. The agreement involved the exchange of 1.69% fixed rate and LIBOR variable rate interest payments over the life of the agreement without the exchange of the underlying notional amount of $210,000 to mitigate the effects of fluctuation in interest rates on variable interest rate debt. The interest rate exchange agreement expires on April 20, 2015. For the ten months ended October 31, 2013 and years ended December 31, 2012 and 2011, the Company recognized a gain of $1,904, $1,762 and $3,527, respectively, from the change in the fair value of this interest exchange recorded in interest expense in the consolidated statements of operations with a corresponding offset recorded in other liabilities in the consolidated balance sheets.

        From time to time, the Company enters into foreign currency exchange agreements to manage foreign currency exchange rate risk with respect to certain transactions denominated in foreign currencies. As of October 31, 2013 and December 31, 2012, the Company had outstanding foreign currency exchange contracts with notional amounts of $8,610 and $35,700, respectively. For the ten months ended October 31, 2013, and years ended December 31, 2012 and 2011, the Company recognized $236, $(656) and $1,662, respectively, from the change in the fair value of these foreign exchange agreements recorded in other operating expense in the consolidated statements of operations with a corresponding offset recorded in other current assets when a gain exists or accrued expenses when a loss exists in the consolidated balance sheets.

(13) Fair Value Measurements

(a)   Fair Value of Financial Instruments

        The carrying value of the Company's long-term obligations approximates its fair value at October 31, 2013. The carrying value of other financial instruments, consisting of cash, receivables, and payables, approximates fair value as a result of the short-term nature of these instruments. The fair value of interest rate swaps is determined using pricing models developed based on the LIBOR swap rate and other observable market data.

BUSHNELL GROUP HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

October 31, 2013, December 31, 2012 and 2011

(Dollar amounts in thousands)

(13) Fair Value Measurements (Continued)

(b)   Fair Value Hierarchy

        The Company adopted ASC Topic 820, Fair Value Measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to measurements involving significant unobservable inputs (Level III measurements). The three levels of the fair value hierarchy are as follows:

    Level I inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

    Level II inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

    Level III inputs are unobservable inputs for the asset or liability.

        The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

        The following table presents assets and liabilities that are measured at fair value on a recurring basis:

	October 31, 2013	December 31, 2012
Other current assets (accrued expenses):
Foreign currency derivatives (Level II)	$170	(656)
Other liabilities:
Interest rate derivatives (Level II)	$5,068	6,973

(14) Related Parties

        The Company has transactions with companies that are affiliated through common ownership. Significant transactions include management fees incurred with respect to related parties of $2,143, $1,348 and $1,392 during the ten months ended October 31, 2013, and years ended December 31, 2012 and 2011, respectively.